As confidentially submitted to the Securities and Exchange Commission on August 12, 2026.

This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333‑

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S‑1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nscale Limited*

(Exact Name of Registrant as Specified in its Charter)

England and Wales (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Level 5, 16 New Burlington Place

London W1S 2HX

United Kingdom
+44 (0) 208 740 7575

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

251 Little Falls Drive
Wilmington, Delaware 19808

(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian D. Schuman Michael Benjamin Jennifer Engelhardt Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906‑1200	Phoebee Gahan Chief Legal Officer Nscale Limited Level 5, 16 New Burlington Place London W1S 2HX United Kingdom +44 (0) 208 740 7575	Rod Miller David Dixter Jaime E. Ramirez Milbank LLP 55 Hudson Yards New York, New York 10001 (212) 530‑5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

* On May 4, 2026 and May 5, 2026, we consummated a corporate reorganization and as a result Nscale Limited, a private company limited by shares under the laws of England and Wales, is the ultimate holding company of Arkon Energy Pty Ltd. and, directly and indirectly, of Nscale Global Holdings Limited. Prior to the consummation of this offering, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED , 2026

Shares

Nscale Limited

Ordinary Shares

This is the initial public offering of the ordinary shares of Nscale Limited. We are offering ordinary shares, par value $ per share.

Prior to this offering, there has been no public market for our ordinary shares. We currently expect the initial public offering price to be between $ and $ per ordinary share.

We intend to apply to list our ordinary shares on the New York Stock Exchange (“NYSE”) under the symbol “NSCL”.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 22.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)
We refer you to “Underwriting” for additional information regarding underwriting compensation.
(2)
Assumes no exercise of the underwriters’ option to purchase additional ordinary shares.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional ordinary shares from us, at the initial public offering price, less underwriting discounts and commissions.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment on or about , 2026.

*listed in alphabetical order

Goldman Sachs & Co. LLC*	J.P. Morgan*	Morgan Stanley

Prospectus dated , 2026

Leading Vertically Integrated AI Cloud Platform

USA
Norway
Iceland
Portugal
United Kingdom

Global Footprint with Large-Scale Compute Hubs in Low-Cost Power Markets

+

AI Services
Platform Services
Fleet Operations
Infrastructure Services
Data Centers
Energy & Power

Full-Stack Vertical Integration from Infrastructure to Software

=

High-Value Infrastructure Platform with Superior Unit Economics

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

i

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America's Surface Transportation Act, we are omitting our interim consolidated financial statements as of March 31, 2026 and for the quarters ended March 31, 2026 and 2025 because they relate to the historical periods that we believe will not be required to be included in the registration statement at the time it is filed publicly. We intend to amend this registration statement to include all financial information required by Regulation S-X in the first public filing of the registration statement.

About This Prospectus

Prior to this offering, we conducted our business through Nscale Global Holdings Limited. On May 4, 2026 and May 5, 2026, we consummated a corporate reorganization and as a result Nscale Limited, a private company limited by shares under the laws of England and Wales, is the ultimate holding company of Arkon Energy and directly and indirectly of Nscale Global Holdings Limited. Prior to the consummation of this offering, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc. The foregoing transactions are herein referred to collectively as the Reorganization. See “Corporate Reorganization” for a description of the Reorganization. This registration statement, including the prospectus contained herein, includes the audited consolidated financial statements, summary consolidated financial and other data of Nscale Global Holdings Limited, which holds all of our operating subsidiaries and, after the Reorganization and this offering, will be a direct wholly owned subsidiary of Nscale plc. The securities issued to investors in this offering will be ordinary shares of Nscale plc.

Except where the context otherwise requires or where otherwise indicated, the terms “Nscale,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to (i) Nscale Global Holdings Limited, a privately held company limited by shares, incorporated in England and Wales and its consolidated subsidiaries prior to the completion of the Reorganization and (ii) Nscale plc and its consolidated subsidiaries after the completion of the Reorganization. See “Corporate Reorganization” and “Description of Share Capital and Articles of Association.”

Market and Industry Data

Within this prospectus, we reference information and statistics regarding (i) our industry, (ii) the markets for our products, and (iii) the size and growth rate of the markets in which we participate. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third‑party sources and publicly available data.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward‑looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Trademarks, Service Marks and Trade Names

We have proprietary rights to certain trademarks, service marks and trade names used in this prospectus that are important to our business, including but not limited to Nscale and the Nscale logo, certain of which are registered, or for which applications for registration are pending, in various jurisdictions.

This prospectus contains additional trademarks, service marks and trade names of others, which are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

v

Presentation of Financial and Other Information

On May 4 and May 5, 2026, we consummated a corporate reorganization and as a result Nscale Limited, a private company limited by shares under the laws of England and Wales, is the ultimate holding company of Arkon Energy and, directly and indirectly, of Nscale Global Holdings Limited. Prior to the consummation of this offering, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc. See “Corporate Reorganization” for a description of the Reorganization.

Except as otherwise disclosed in this prospectus, the historical consolidated financial statements, the summary historical consolidated financial data, and the other financial information included elsewhere in this prospectus have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States (“GAAP”). This historical financial information does not give effect to the Reorganization or this offering.

We present our consolidated financial statements in U.S. dollars, which is our functional and presentational currency. All references in this prospectus to “dollar,” “USD” or “$” mean U.S. dollars, all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and all references to “Euro” or “€” mean the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The acquisitions undertaken during fiscal years ended December 31, 2025 and December 31, 2024, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3‑05 of Regulation S‑X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions.

Non‑GAAP Financial Measures

Certain parts of this prospectus contain non‑GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating loss and Adjusted operating loss margin. These non‑GAAP financial measures are presented for supplemental informational purposes only and should not be considered a substitute for net loss, net loss margin, operating loss and operating loss margin or any other financial information presented in accordance with GAAP and may be different from similarly titled non‑GAAP measures used by other companies and may not be identical to corresponding measures in our various agreements.

For additional information regarding our non-GAAP financial measures, and for a reconciliation of each such non-GAAP measure to its most directly comparable GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Glossary of Certain Terms

The following are abbreviations, acronyms and definitions of certain terms used in this document:

•
“active capacity” means the IT megawatt capacity at each of our wholly-owned, colocation and leased sites that are online and revenue generating.
•
“active data center sites” means all wholly-owned, colocation and leased sites that are ready-for-service.
•
“AI” means artificial intelligence.
•
“Aker” means Aker ASA and affiliated companies.
•
“Arkon Energy” means Arkon Energy Pty Ltd.
•
“API” means a set of rules and protocols that enable different software systems to communicate and share data, often to abstract complex functionality into simpler commands.
•
“APAC region” means Asia-Pacific region.
•
“colocation sites” means third-party sites where we rent capacity (including space, power, cooling, and network connectivity) and own and operate the GPUs and related compute infrastructure.

•
“contracted capacity” means the IT megawatt capacity at each of our wholly-owned, colocation and leased sites that are under development pursuant to signed contracts with customers.
•
“contracted data center sites” means all wholly-owned, colocation and leased facilities that are under development pursuant to signed contracts with customers.
•
“CPU” means central processing unit.
•
“EMEA” means Europe, the Middle East, and Africa.
•
“FLOP” means floating point operations and is typically calculated per second as a common industry measure of a GPU’s computation power during training.
•
“GDPR” means the EU and U.K. general data protection regulations.
•
“GPU” means graphics processing unit.
•
“gross power” means total electrical power demand including all equipment and support infrastructure in a data center such as cooling and lighting.
•
“GW” means gigawatt.
•
“HMRC” means His Majesty’s Revenue and Customs.
•
“HPC” means high-performance computing.
•
“IT” means information technology.
•
“ITGCs” means the information technology general controls.
•
“IT load power” means power consumed by AI or IT equipment.
•
“leased sites” means sites where we have entered into a long-term lease of land and power capacity to develop data center capacity (including space, power, cooling, and network connectivity).
•
“LLMs” means large language models.
•
“MOIC” means multiple on invested capital.
•
“MW” means megawatt.
•
“NKS” means Nscale Kubernetes Service.
•
“operating data center sites” means all wholly-owned, colocation and leased facilities that are either ready-for-service, or under development pursuant to signed contracts with customers.
•
“potential power capacity” means the capacity expected to be available at our wholly owned, colocation or leased sites, following the development of behind the meter power generation and/or the approval of grid capacity applications.
•
“PUE” means power usage effectiveness.
•
“SAFE” means Simple Agreements for Future Equity.
•
“Sandton” means Sandton Capital Solutions Master Fund V, L.P. collectively with its related parties.
•
“SLA” means service level agreement.
•
“SOP” means standard operating procedures.
•
“TCV” means total contract value.
•
“Tier 1,” “Tier 2,” and “Tier 3” refers to commonly accepted industry standard classifications for data center markets/locations, and indicate primary, secondary, and emerging markets/locations, respectively.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Overview

Nscale is a full-stack AI hyperscaler, building the engine of superintelligence.

The artificial intelligence market is catalyzing a fourth industrial revolution, as AI-driven productivity gains are integrated into virtually every product, industry, and job. This shift is driving the largest infrastructure build-out in history, as companies and nation-states race to build leading AI capabilities across every major vertical. Over the next five years, we believe the largest companies will be born from this next great exponential technology cycle. Success will be defined not only by algorithms or models, but by access to scalable, reliable, and cost-efficient AI infrastructure capable of supporting them. AI infrastructure is the foundation of this market. The company that builds and operates that foundation on which the AI market sits will become the hyperscaler of tomorrow. Nscale is building that foundation. We believe Nscale is positioned to be one of the lowest cost producers of AI compute, delivering the infrastructure on which the AI economy is being built.

With our AI cloud platform designed as part of our vertically integrated model, we deliver AI infrastructure and services to some of the most important technology companies globally. We plan, source, build and operate multiple stages of the AI infrastructure value chain, including powered land and power access, behind-the-meter power generation, data center design and build, facility ownership and operations, GPU fleet deployment and management and our unified software control plane. This integrated approach maximizes our ability to service our customers reliably and economically. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Maximizing the Value of Our Infrastructure.”

Our platform is built on a global portfolio of low-cost powered land and behind-the-meter power sites that support the deployment of AI infrastructure to serve large-scale AI training and inference workloads. We develop large-scale AI campuses in low-cost power regions to enable cost-effective delivery of AI compute across our portfolio while smaller, distributed GPU clusters allow us to serve sovereign workloads or those that require in-country infrastructure deployment. This model allows Nscale to deliver low-cost, reliable, and performant compute to a global customer base running large scale training and inference workloads. Our unified cloud software platform delivers a consistent, secure orchestration layer across our global portfolio, managing scheduling, fleet operations, and system health across heterogeneous environments to provide a reliable, standardized operating model for running AI training and inferencing workloads at scale. At present, our degree of ownership and operational control varies by project and location: our current portfolio includes wholly-owned sites, colocation and leased deployments, where in some cases we do not control the underlying third-party facility. We also do not control all inputs to our platform, such as the manufacture of GPUs, power generation equipment, or other critical infrastructure components, which we instead procure through close partnerships with key suppliers. Given the long lead times associated with the development of large-scale data center campuses, as of July 31, 2026, our active capacity is primarily composed of colocation and leased deployments. These deployments enable us to provide compute capacity in the nearer term, establish and expand customer relationships, and demonstrate our ability to deploy, operate and manage GPU infrastructure and related cloud services at scale. However, the substantial majority of our contracted data center sites by contracted capacity are wholly owned by us and provide us with greater control over key aspects of the AI infrastructure stack, typifying the vertically integrated nature of our platform.

Beginning in 2023, we proactively assembled a multi-gigawatt portfolio of powered land in structurally low-cost power markets, positioning the company ahead of accelerating demand for high-density, AI-optimized infrastructure. As demand for AI compute has accelerated, access to reliable, large-scale contiguous power has emerged as the primary gating factor for AI infrastructure deployment. In March 2026, we took a decisive step to secure long-term leadership in the U.S. AI infrastructure market by acquiring 100% of the share capital of American Intelligence & Power Corporation (“AIPCorp”), which includes the Monarch Compute Campus in Mason County, West Virginia, one of the largest AI-dedicated infrastructure sites globally, with a power generation capacity runway scalable to over 6.5 GW of IT load power and over 8 GW of gross power. Following this acquisition, we created a new subsidiary—Nscale Energy & Power—to internalize power origination and development capabilities and establish our Energy & Power division. This early, power-first strategy now underpins our long-term unit-economic advantage and provides the foundation on which we continue to scale our AI campuses and distributed deployments globally.

Some of the world’s largest and most advanced technology companies choose Nscale because we deliver large-scale AI infrastructure at structurally lower cost, with exceptional delivery certainty enabled by our vertically integrated model, proven by a customer portfolio that is approximately 94% investment grade as of July 31, 2026. Our platform is engineered for stable runtime performance and high operational uptime, supported by continuous monitoring, automated alerting, and proactive remediation at the node, rack, and cluster levels. By unifying software, hardware, and data center design within a single platform, we provide customers with a consistent operating environment for AI workloads at global scale.

We generate the vast majority of our revenue through long-term, multi-year take-or-pay contracts. These contracts have an industry-leading weighted average contract life of approximately 5.5 years, reflecting the value of our powered land portfolio and vertically integrated infrastructure. Contract terms commence upon successful delivery of GPU compute clusters of infrastructure. We aim to extend customer relationships beyond initial contract maturities through phased infrastructure refresh cycles and modular upgrades that allow customers to deploy successive generations of AI hardware and continue running inference workloads at scale without relocating data or re-architecting platforms. In addition, at the request of our customers, many of our contracts feature a right of first refusal that grants our customers the priority right to secure additional compute capacity, which speaks to the strength of our service and customer relationships.

As of July 31, 2026, our infrastructure portfolio included approximately 25,000 active GPUs and 289,000 active and contracted GPUs, five active and nine contracted data center sites (including five wholly-owned sites, eight colocation sites, and one leased site) and approximately 831 MW of active and contracted capacity (representing 475 MW at owned sites, 200 MW at leased sites and 156 MW at colocation sites), with line of sight to approximately 10 GW of potential power capacity for development across sites under ownership or long-term control and power procurement agreements following the acquisition of the Monarch Compute Campus. Our footprint is concentrated in renewable-rich, low-cost power regions such as Norway, Portugal, Iceland, and select locations in the United States. We are also in advanced discussions in the APAC region to secure incremental low-cost power as part of our strategy to establish a scaled APAC footprint. Our global footprint, structurally advantageous cost base, and long-standing senior-level relationships across the power, infrastructure, and hardware supply chain provide a differentiated competitive position in addressing emerging demand for sovereign AI solutions and positions us well to support continued enterprise adoption and expanding hyperscaler demand.

In addition to our physical infrastructure, our proprietary full-stack software platform manages the deployment and operation of large-scale AI compute through a single, secure control plane that covers global campuses, edge, and sovereign deployments. The platform layer provides fleet management and observability, quota and identity controls, automated health checks with remediation, and unified policy enforcement, giving customers a single-pane view for scheduling, capacity and SLAs across heterogeneous hardware and geographies. The Managed Software and Application layers operationalize production-grade primitives, including bare metal, Slurm, NKS and virtual instances, while offering inference, fine-tuning, a curated model library and evaluation tooling. These capabilities shorten time-to-first-token and raise GPU FLOP utilization, lowering costs through predictive scheduling and autoscaling; they also enforce enterprise security, provide auditable registries and ensure data-residency controls, while supporting distributed inferencing and edge deployments. To further enhance our software platform, we entered into a definitive agreement to acquire Anyscale on July 28, 2026 (the “Anyscale Acquisition”). Anyscale is an AI compute platform built on Ray, an adopted open-source framework for scaling AI workloads. The distributed compute stack is standardizing, with Ray emerging as the industry-standard compute engine for scaling multi-node AI workloads. Ray has experienced exponential growth, recording 174 million downloads in the second quarter of 2026. Anyscale brings in the orchestration layer, built around open-sourced Ray, that abstracts away distributed computing complexity and optimizes both training and inference workloads across AI infrastructure. Anyscale, which is already powering AI at AI-native companies and enterprises, expands our customer base and is used by both AI native and traditional enterprise customers to train and run open-sourced models on proprietary data. Approximately 200 employees focused on improving workload performance and infrastructure utilization will join us as part of the Anyscale Acquisition.

We deliver enterprise-grade inference today as part of our application services, anchored by a rapidly scaling serverless platform. To date, we have processed billions of tokens, with token usage growing rapidly; our serverless inference supports a broad set of open models and serves as the foundation of an enterprise-ready inference platform built for reliability, performance, and scale. These production services are tightly integrated with our model and data registries and fine-tuning pipelines, enabling customers to move from prototyping to production with consistent performance and governance.

The depth and breadth of our offering, clear advantages of vertical integration, and structural cost efficiencies have enabled us to attract customers and realize significant growth in our business. Revenue for the year ended December 31, 2025 increased 73%, from $19.1 million in 2024 to $33.0 million in 2025. As of July 31, 2026, we had approximately $2.6 billion of active and $51.3 billion of active and contracted TCV under long-term take-or-pay contracts with customers, compared to $0.5 billion of active and $38.0 billion of active and contracted TCV as of December 31, 2025. These contracts support the deployment of approximately 289,000 GPUs that were active or contracted as of that date.

History of Nscale

Nscale was formed on the thesis that the rapid advancement and adoption of AI throughout the economy would drive enormous demand for dedicated high-performance data center and compute infrastructure required to support compute intensive training and inference workloads at scale. We also believe that AI would drive digital infrastructure development beyond traditional Tier 1 data center markets into Tier 2 and Tier 3 locations, with larger tranches of low-cost power.

With this vision, we acquired gigawatts of land and power assets in the lowest-cost power markets globally, establishing an incumbent position. In 2022 and 2023, before becoming independent from Arkon Energy, we proactively began assembling a portfolio of powered land in low-cost power markets, positioning us ahead of accelerating demand for high-density, AI-optimized infrastructure. In May 2024, Nscale was spun out from Arkon Energy. Since then, we have quickly developed relationships with leading AI customers, raised over $3.3 billion through our series financing and secured aggregate commitments of approximately $1.4 billion through our GPU Financing Facility (as defined herein), an aggregate commitment of $900.0 million with a letter of credit sublimit of $200.0 million under the Revolving Credit Facility (as defined herein) and an aggregate initial-term rent of approximately $2.08 billion under the DFS Framework Agreements as of August 5, 2026, and expanded our data center and powered land footprint. Our early, power-first strategy now underpins our long-term unit economics advantage and provides the foundation on which we continue to scale our AI campuses and distributed deployments globally. To further enhance our software platform, we entered into a definitive agreement in relation to the Anyscale Acquisition in July 2026 with closing expected at the time of or concurrent with this offering. By pairing our global, low-cost physical infrastructure-spanning behind-the-meter power generation, modular liquid-cooled data centers, and high-performance GPU clusters with Anyscale’s enterprise-grade software layer, we are building a vertically integrated, full-stack AI hyperscaler.

Industry Background

AI as a Strategic Imperative: Consumer, Commercial, Sovereign

We believe that artificial intelligence represents the most significant technological shift since the advent of the internet, catalyzing a fourth industrial revolution that is rapidly transforming the global economy. AI adoption is robust, global, and growing as AI continues to flow into both everyday and mission-critical workflows. Improvements in model intelligence are enabling users and companies to work more efficiently, automate tasks, keep organized, and improve business results. These efficiency gains unlock new use cases, which in turn accelerate adoption and fuel additional demand for AI. As this flywheel strengthens, implementing AI is becoming a strategic imperative for enterprises that want to remain competitive. Control over compute, data, and AI models is also increasingly viewed as a matter of national security. Data privacy, critical infrastructure, cybersecurity, and AI-specific legislation has emerged across Europe, the Americas, and APAC. Compute needs tied to local legal frameworks and national boundaries are creating AI infrastructure demand at the sovereign level, most notably across Europe, North America, and Asia.

Robust Demand for AI Infrastructure

Every technological revolution requires a shift in the underlying infrastructure. There is a direct relationship between the compute resources available to train and run AI models and the quality and competitiveness of AI applications. Modern AI models, and the AI applications built on these models, require very large-scale, contiguous clusters of the latest generation of GPUs along with high bandwidth and low-latency networking, driving the rise of scaled, AI‑ready digital infrastructure. Legacy data centers and CPU-centric clouds were not designed for modern AI workloads and cannot economically support the step-change in rack density, power, delivery, and cooling that modern accelerated computing requires. The scale of these prior-generation facilities does not align with AI hyperscaler-level compute requirements, and prior-generation build practices do not meet current expectations for data center construction timelines and specifications. At the same time, hyperscalers’ capital expenditures have increased significantly over the prior few years and are expected to continue rising. Underpinning this is the fundamental mismatch in data center supply lagging demand, which is similarly expected to persist as the AI buildout continues. Customers are also demanding sustainable power sourcing at the same time that compute is trending towards commoditization, placing increasing pressure on unit economics. These factors necessitate an evolved approach to purpose-built, vertically integrated AI infrastructure.

Power Cost and Procurement at Scale are the Critical Enablers of AI

Access to power and its delivery cost have emerged as the primary gating factor for AI capacity expansion. As AI workloads scale, a differentiated power strategy focused on long-term availability, cost predictability, and delivery certainty has become increasingly essential to the intelligence ecosystem. Compute and data center providers are turning to securing alternative, longer-term, lower-cost, and lower-carbon power solutions, both utility-served and behind-the-meter. Grid build-outs or modernization to support large-scale AI deployments has extended project lead times and raised costs. This power-led sourcing approach is shifting data center development from Tier-1 markets, where major new deployments are increasingly power-constrained, toward Tier-2 and Tier-3 markets with more available, lower-cost power, and the ability to support multi-gigawatt deployments over time. This accelerates capacity build-outs in these regions and drives advantageous unit economics. As the AI infrastructure market matures and supply and demand imbalances subside, we believe winners in AI infrastructure will be defined by the ability to deliver high-performance compute at scale and speed while lowering effective costs per watt.

AI Clouds Enabling the AI Revolution

Purpose-built AI compute providers have emerged to meet the specialized requirements of modern AI workloads. Components such as power availability and procurement at scale, data center construction and maintenance, low-latency interconnects, GPU rack densities, support systems, and management software require rapidly evolving technical expertise. As compute consumption surges with new model releases, product launches, and use-case adoption, specialized third-party compute providers are increasingly vital to deliver compute capacity quickly, reliably, cost‑efficiently, and at scale. The impracticality associated with individual hyperscalers and other enterprises maintaining these functions drives the durable need for specialized AI compute providers.

The Rise of Distributed AI and Open‑Source Compute Frameworks

As AI models and datasets have grown, the computation required to train and serve them no longer fits on a single server and must be distributed across large clusters of GPUs and CPUs. Doing so efficiently and reliably has historically required specialized systems engineering that most AI teams lacked. Ray emerged to solve this: an open‑source framework that abstracts the complexity of distributed computing, letting developers scale AI workloads (training, post‑training, inference, and data processing) from a laptop to a large cluster without rewriting their applications. In part because it lowers this barrier, we believe the distributed‑compute layer for AI is increasingly standardizing on open‑source frameworks such as Ray.

Open‑source frameworks alone, however, rarely satisfy enterprises running mission‑critical workloads, which also require managed orchestration, performance tuning, security and access controls, observability and reliability guarantees. Anyscale was founded by the original creators of Ray to provide exactly this commercial layer. This dynamic and broad open-source adoption creating demand for a commercial control layer is central to how we serve AI‑native and enterprise customers.

Solving the Limitations of Legacy Infrastructure

The AI paradigm shift requires services and capabilities that legacy hardware and general‑purpose clouds were not designed to meet:

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Compute at scale is prohibitively expensive. The full AI infrastructure stack needs to solve for cost without sacrificing quality.
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Prior-generation build practices are obsolete. AI deployments require rapid, flexible delivery of GPU and data center infrastructure at scale without sacrificing cost efficiency.
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Legacy data centers are not suited for AI workloads. Modern AI clusters require advanced and future-oriented power densities, cooling technologies, and modularities.
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Infrastructure stacks are fragmented and suboptimal for modern customers. Access to and management of AI infrastructure has to be seamless and catered to the various support and management needs of the customer.
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GPUs are not being used to their fullest extent. Optimizing GPUs for modern AI workloads requires end-to-end orchestration that solves scheduling, performance, cluster health, and rapid failure recovery.

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Existing software solutions are not tailored for AI. AI developers and enterprises demand flexible, unified tooling to build, test, fine‑tune, and deploy AI workloads at scale, spanning distributed scheduling and orchestration, autoscaling, observability, security, and governance, and increasingly built on open‑source standards.

Together, these limitations underscore the need for a vertically integrated, low-cost, purpose-built cloud that can deliver large quantities of compute reliably, securely, and tailored for the modern hyperscaler, AI-native, enterprise, sovereign, and developer.

Our Solution

We deliver our full-stack, vertically integrated platform, spanning power to token, through two complementary products: Nscale Infrastructure and Nscale Cloud. Nscale Infrastructure is our global platform delivering hyperscale AI infrastructure services, combining behind-the-meter power generation, liquid cooled AI data centers, and high-performance compute under long-term, take-or-pay contracts with investment-grade customers. Nscale Cloud is our high-performance, scalable, and secure AI cloud, delivering the full AI lifecycle under one contract, one identity layer, and one governance model, and enhanced by the Anyscale Acquisition, acquiring the team behind Ray. Together, these products optimize cost, performance, and efficiency across the full stack, from power to token. Our service offerings to customers comprise of the following:

Nscale Cloud: Our high-performance, scalable, and secure AI cloud delivers the full AI lifecycle to AI-native and enterprise customers under one contract, one identity layer, and one governance model, and comprises the following capabilities:

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AI Services: Our AI Services accelerate the path from development to production, allowing customers to consume AI outputs directly rather than managing models or infrastructure themselves. Our AI Services offers integrated tooling, industry-standard application programming interfaces (“APIs”), serverless and dedicated inference, fine-tuning and evaluation as managed pipelines, a curated open-weight model library with day-zero support for new releases, a prompt workbench for prototyping, an AI gateway providing a single endpoint for routing, authentication, governance, and cost controls, and bring-your-own-model with fully managed inference on dedicated capacity for enterprise customers running proprietary weights. Our AI Services also provide distributed orchestration for scaling data processing, training, inference, and reinforcement learning workloads.

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Platform Services: We abstract the operational complexity of managing large-scale GPU fleets through a single secure control plane, with security and sovereignty by design. This includes Nscale Kubernetes Service (“NKS”) for container orchestration with reservations and multi-tenancy, Managed Slurm for tightly-coupled multi-node training and batch workloads, virtual and bare-metal instances, enterprise identity and access management with sophisticated role-based access control, bring-your-own identity provider, and enterprise single sign-on, and Envir, our managed environment service that lets enterprises deploy the Nscale software stack in pre-configured, secure tenancies. Our recent Anyscale Acquisition will enhance our ability to provide a managed platform for developing and running distributed AI workloads across large-scale GPU infrastructure. Built on Ray, Anyscale provisions computing resources, distributes workloads across GPUs, automatically scales capacity, recovers failed tasks and provides tools to monitor performance and resource usage. Our unified interface provides customers with comprehensive visibility and control over resource utilization, system health, and workload performance, enabling them to focus on their core business while we manage the underlying infrastructure.

Nscale Infrastructure: Our global platform delivers hyperscale AI infrastructure services under long-term, take-or-pay contracts with investment-grade customers, and comprises the following:

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Fleet Operations: Our Fleet Operations is the software stack that operates the fleet at scale, comprising Fleet Manager for automated workflows from day-zero provisioning through day-two remediation, Control Center for unified lifecycle automation, the Radar API for customer-facing break and fix controls, instance metadata, and topology, centralized observability for metrics, logs, and traces at global scale, and deployment tooling spanning low-level design generation, ERP integration, and host discovery.
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Infrastructure Services: We deploy large-scale AI infrastructure clusters engineered specifically for high-performance AI computing workloads. These infrastructure clusters combine the latest generation computing infrastructure, including the NVIDIA Grace Blackwell “GB” 300 and Vera Rubin “VR” 200 GPUs, high-performance network fabrics, and optimized storage solutions to deliver optimal performance on AI workloads. These clusters are architected to maximize performance and support sustained, high-utilization workloads. Crucially, our infrastructure is designed to flexibly support both training and inference, allowing customers to shift their usage over time without requiring changes to the underlying hardware.
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Purpose-Built AI Data Centers: We anchor our platform with a global footprint of advanced, sovereign, and sustainable data centers. Our facilities are designed from the ground up as high-performance, liquid-cooled AI data centers, purpose-built to avoid the bottlenecks of traditional infrastructure. Our use of a prefabricated, modular architecture reduces on-site complexity, accelerates deployment, and enables repeatable, industrialized scale. This design supports higher power density deployments and allows for phased infrastructure refreshes, enabling modular upgrades over time without decommissioning entire facilities.
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Behind-the-Meter Power Micro-grids: We design, build, own, and operate behind-the-meter power infrastructure to deliver low-cost power at large scale for our large AI campus projects. These AI micro-grids combine on-site generation with intelligent power management and operate independently from the utility grid.

How We Design, Deploy, and Operate

We define success at the cluster level and align every design, tooling, and staffing decision to a single service-level standard across the design, deployment, and operation of each cluster. During design, we engineer each cluster as one machine built for multiple GPU generations, using digital-twin simulation to validate data center fit and power-constraint compliance and integrating our supply chain to reduce deployment delays. During deployment, our GPU fleet passes an extensive multi-stage burn-in and validation sequence: spanning single-node, multi-node, and full-cluster testing, designed to establish cluster health from day one. During operation, automated orchestration detects, isolates, migrates, and replaces failing nodes so that customer training and inference workloads continue with minimal interruption, which we believe improves effective GPU utilization and lowers the delivered cost per token.

Anyscale and Ray

On July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring the team behind Ray, which upon completion will enhance Nscale Cloud with an enterprise control layer between AI applications and infrastructure. Ray has become a leading open-source framework for distributed AI, with approximately 174 million downloads in the second quarter of 2026, and Anyscale is the commercial platform built by Ray’s founders that converts open-source adoption into a managed, enterprise-grade platform providing a managed control plane, a performance-tuned runtime, enterprise controls, and a production developer surface. We expect the acquisition to expand our customer base—Anyscale today powers AI at AI-native companies and enterprises—and to add approximately 200 employees focused on improving workload performance and infrastructure utilization.

The founders of Anyscale originally created Ray, and built both the open-source engine and its commercial control layer, which we believe gives us a differentiated ability to advance the standard and monetize it. Anyscale sits above Ray, not beside it. Ray drives adoption and builds the developer funnel, while Anyscale monetizes the teams that require production scale, governance, and performance. Because we own the full stack below—power, data centers, GPUs, and networking—and optimize the runtime and developer platform above through Anyscale, each layer is engineered for the one above it, extending our platform from infrastructure services into platform and software services.

Full-stack vertical integration

NSCALE CLOUD

- AI Services
- Managed Platform Services
- Bare Metal Instances

NSCALE INFRASTRUCTURE

- Fleet operations
- GPU & CPU compute
- Fast Networking & Storage

NSCALE DATA CENTERS

- Modular
- Liquid cooled
- Low PUE

NSCALE ENERGY & POWER

- Behind-the-meter power
- Grid connected land

Competitive Differentiation

Our vertically integrated AI platform is designed to address the specific operational, economic, and execution challenges faced by customers deploying large-scale AI workloads. Our platform is engineered around a small number of foundational design principles which create durable competitive advantages: power-first economics, modular scalability, full-stack control, security-by-design, and open-by-design. Our key competitive strengths include:

Global Powered Land Portfolio: Securing land with access to a large quantum of low-cost power is a strategic imperative and competitive advantage of our business. We follow a rigorous and proven powered land portfolio acquisition strategy focused on reserving significant near-term low-cost power, with high renewable power concentration and identifiable pathways for near to medium-term expansion potential, such as available adjacent land, expandable power capacity, likely approval of required regulatory permissions, and favorable supporting infrastructure. Our approach includes sites that can support campus-scale development with onsite powered micro-grid solutions, reducing reliance on constrained utility grids. In March 2026, we further strengthened this differentiation by acquiring 100% of the share capital of AIPCorp, which includes the Monarch Compute Campus in Mason County, West Virginia. The Monarch Compute Campus expands our U.S. footprint with an approximately 2,250-acre site which can deliver up to 8GW of gross behind-the-meter power. This site is positioned for large-scale AI campus deployments. We expect to develop up to 2 GW of gross power generation capacity by the first half of 2028, with the potential for multi-gigawatt expansion scalable to over 6.5 GW of IT load power and over 8 GW of gross power.

Our differentiated global platform provides opportunities for long-term expansion capacity across our hyperscale campuses and distributed deployments, supporting our hub-and-spoke model by delivering lowest-cost compute for non-ultra latency sensitive workloads at hub campuses that serve primarily as hyperscale AI hubs, while maintaining the flexibility to serve latency and jurisdiction-sensitive workloads via our in-country spoke or distributed deployment facilities.

Low-Cost, Renewable Power: Our infrastructure strategy prioritizes site selection in regions with abundant renewable power and structurally low-carbon power generation, including hydroelectric and other renewable sources. The economics and scalability of AI infrastructure are increasingly influenced by access to reliable, cost-effective, and environmentally sustainable power sources. By operating AI-ready data centers powered by renewable power and designing facilities optimized for high efficiency, we seek to reduce long-term operating costs and carbon intensity while supporting customers’ sustainability and energy transition objectives.

Energy and Power Generation: We secure and operate power infrastructure purpose-built to support large-scale AI deployments to ensure long-term availability, cost predictability, and delivery certainty. Our power strategy emphasizes direct access to scalable energy sources, and where appropriate, dedicated or on-site generation to improve time-to-power and reduce reliance on congested utility grids. Our in-house energy & power team coordinates power and compute deployment in parallel, enhances execution certainty, and supports multi-gigawatt scalability. By internalizing power origination and development capabilities, we improve long-term unit economics for our AI campuses.

AI Data Centers and AI Hardware: As of July 31, 2026, our platform operated across five active and nine contracted data center sites (including five wholly-owned sites, eight colocation sites, and one leased site), with approximately 831 MW of active and contracted capacity. Our modular infrastructure design and globally coordinated supply chain enable us to scale GPU deployments efficiently across campuses, manage long-lead-time components proactively, and maintain consistency in performance, quality, and commissioning across deployments. This modularity, coupled with off-site construction and factory testing, significantly reduces on-site delays and transforms on-site work primarily into rapid assembly and validation. This design facilitates phased expansion without disrupting live workloads, allowing for future infrastructure swaps one module at a time.

AI Infrastructure: Our infrastructure is designed to seamlessly support both training and inference at scale, allowing customers to switch workloads without infrastructure or software changes. Our end-to-end orchestration across the value chain further enables tighter operational control and more efficient use of each megawatt. Our extensive infrastructure and platform, supported by diverse partnerships across the AI industry, enables us to deliver high-performance compute at scale for our customers.

AI Cloud Platform: We own the stack below and Anyscale optimizes the stack above. Anyscale’s optimized AI runtime and developer platform is synergistic with our full infrastructure stack, with every layer engineered for the one above it. This allows us to offer better performance and developer experience, through the likes of uptime and model efficiency, debugging, and proprietary fast node start-up, and further opens up the non-hyperscaler enterprise market for compute.

Superior Unit Economics: Our vertically integrated model delivers structurally advantaged unit economics and a lower total cost of ownership per GPU-hour. This is achieved through our power-first strategy, which secures abundant, low-cost, and reliable power—often at electricity prices approximately 70% lower than major U.S. power markets. Our purpose-built AI data centers further optimize efficiency, targeting industry-leading PUEs and maximizing GPUs per megawatt. Coupled with our proprietary full-stack software platform that improves GPU utilization and tools that will be acquired as part of the Anyscale Acquisition, reinforcing our Nscale Cloud opportunity, we provide an end-to-end AI platform with structurally lower dollars-per-watt cost of compute. This comprehensive optimization across power, infrastructure, and software drives attractive margin generation on a per-megawatt basis.

Integrated and Modular Supply Chain Approach: Our platform is built on an integrated, global view of the AI infrastructure supply chain, enabled by a modular design philosophy. By standardizing factory‑built modules across mechanical, electrical, plumbing, and GPU halls, we can source, manufacture, test, and deploy key components in a coordinated, repeatable, and geographically interchangeable manner. This modularity allows components to move seamlessly across regions—with minimal customization—optimizing global supply, reducing bottlenecks, and improving our ability to rebalance deployment schedules across Europe and North America. This approach materially enhances procurement efficiency, reduces execution risk, and enables faster response to customer demand. We maintain centralized oversight of supplier relationships while executing deployments locally, allowing us to combine the scale benefits of a global platform with the speed and flexibility required for regional delivery.

Open-by-Design Architecture: We differentiate through an open‑first architecture built on open‑source standards rather than proprietary lock‑in. With Anyscale, we will operate with both Ray and its commercial control layer, which we believe gives us a differentiated ability to advance the open‑source standard and to monetize it. An open‑by‑design approach enables customers to adopt our platform through freely available software and scale into paid, production‑grade services, enables enterprise and sovereign customers to own their models and data rather than depend on closed, frontier‑lab ecosystems, and, because Ray runs across public clouds, on‑prem, and our own capacity, it broadens our reach while lowering switching costs. Combined with our vertically integrated, power‑to‑tokens model, we believe this positioning enables us to compete for developers and enterprises that more closed platforms may not effectively serve.

Security-by-Design Across the Full Stack: We architect security at every layer of the stack and deliver on a wide range of customer needs or preferences while maintaining consistent infrastructure, operational, and supply chain standards across regions.

Growth Strategies

We are focused on the following key strategies to drive long-term growth and value creation:

Expand Access to Powered Land: We are focused on accelerating and expanding our access to powered land, and have secured, and will continue to explore securing, differentiated sites with abundant power to deploy next-generation AI infrastructure at scale as we expand our deployments to meet customer demand. Our proprietary site selection, vertical integration, and power visibility procurement strategies help ensure rapid time-to-market and durable cost advantages. By internalizing power origination and development expertise, we can accelerate time-to-market for new AI campuses, improve cost visibility and reliability over the long-term, and better align power availability with customer demand.

Capture New Workloads with Existing Customers: The partnerships formed via our multi-year contracts with customers coupled with the diversity and tailored nature of our offering positions us to grow alongside our customers. By continually supporting their existing and evolving compute needs, we aim to expand our commercial engagements through extensions, add-ons, additional sites, and referrals. Further, embedded growth arises from recurring capex refresh cycles as customers upgrade to the latest-generation GPUs to support cutting-edge workloads.

Broaden Customer Base and Enter New Markets: We are extending our reach into new industries, geographies, and verticals, serving regulated and sovereign customers worldwide, and replicating our proven hub-and-spoke model in Asia and other high-growth regions. AI compute demand is broadening from hyperscaler-led large language models (“LLM”) training to enterprise inference, fine-tuning, and deployment, as well as physical AI and other use cases. While continuing to capitalize on our offerings that are optimized for AI training at scale, we are simultaneously positioning to serve evolving needs through enterprise-ready capacity, managed orchestration, and distributed clusters aligned to regulatory and performance constraints. We are in the process of supporting this growth with an elevated compliance profile, and are in the process of obtaining industry standard certifications and qualifications, including ISO 27001, SOC 2 and ISO 22237-aligned data center standards, and developing NIS2 readiness, and EU sovereign cloud compliance frameworks. Our Anyscale Acquisition further expands our customer base across multiple customer archetypes. Our right to win AI natives is significantly enhanced with Anyscale offering better performance and developer experience. Meanwhile, from healthcare to e-commerce to robotics enterprises, this full stack offering will help companies speed up image and document processing, fine-tune LLMs on their proprietary data, and deploy AI agents in-house using open-source models.

Product Leadership Through Software Innovation: We continue to invest in the ongoing development of our full-stack AI cloud platform—Application services, Managed Software, and infrastructure orchestration—rolling out new features and capabilities that enhance performance, flexibility, and security. Our focus on adaptable, technology-agnostic design allows us to seamlessly integrate next-generation GPUs, networking, and storage equipment, ensuring our customers always have access to the latest advancements. By continuing to broaden and enhance our offering along the full product stack, we expect to capture a greater share of value per workload.

Organic development and selective acquisitions of complementary software or services can improve unit economics through higher margins, deepened integration and customer dependency, and enhanced cross-sell opportunities.

Grow an Open‑Source‑Led Developer Funnel: Through the Anyscale Acquisition, we will help steward Ray, a leading open‑source framework for distributed AI. Because Ray is freely available, widely adopted, and runs across public clouds, on‑prem, and our own GPU capacity, we believe it creates a broad developer community and a low‑cost customer‑acquisition channel that extends well beyond our installed base. As teams scale from experimentation to production, we aim to convert open‑source adoption into paid consumption of Anyscale’s enterprise control layer, Nscale Cloud, as well as our underlying infrastructure. Realizing these benefits depends on continued adoption of Ray, our stewardship of the project, and our success in converting open‑source users into paying customers.

Opportunistic, Strategic Acquisitions: We maintain a disciplined M&A strategy to solidify our position as the low-cost producer of artificial intelligence and accelerate the improvement of our offering. By exploring acquisitions of complementary data center assets, powered land, and technology platforms, we aim to capture economies of scale, unlock synergies, secure access to power or critical components, and further reduce unit costs. For example, in December 2025 we acquired Future-tech, a European data center engineering consultancy, strengthening AI infrastructure design and execution worldwide. Also, in March 2026 we acquired 100% of the share capital of AIPCorp and the Monarch Compute Campus and established our Energy & Power division, expanding our U.S. footprint and internalizing our power generation and development capabilities. On April 24, 2026, we acquired SIN02, a 200 MW powered land site at the SINES Data Campus in Portugal, which further expanded our data center portfolio in Europe with a 200 MW owned hyperscale campus in Portugal. The project will support the expansion of our collaboration with Microsoft through the deployment of over 66,000 NVIDIA Vera Rubin NVL72 GPUs starting in late 2027. Most recently, on July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring a leading AI software platform for scaling data processing, training, inference, and reinforcement learning workloads, extending our full-stack offering from infrastructure to production AI; the transaction is subject to customary closing conditions with closing expected at the time of or concurrent with this offering.

Further Global Expansion: In October of 2025, we launched Nscale APAC with a regional headquarters in Singapore. We aim to roll out our hub-and-spoke model of sustainable AI infrastructure across the region. We also expect to opportunistically expand across the Americas and EMEA. To further support our expansion in the Americas, we recently announced the planned openings of our offices in New York and Seattle in August 2026 and January 2027, respectively.

Customers and Business Model

Our business model delivers large-scale, cost-efficient AI compute to customers with diverse workload requirements, ranging from hyperscale training and inference deployments to enterprise, AI-native and sovereign AI use cases. We serve customers across the AI lifecycle, from early-stage experimentation to mission-critical production workloads, through long-term reserved capacity and flexible service offerings. Our business model takes a disciplined, capital-efficient approach that aligns our growth directly with contracted, long-term demand.

The Nscale Cloud platform currently serves over 7,500 organizations, though our primary customers by volume are leading hyperscalers, AI-natives, and enterprises who require dedicated, large-scale compute capacity to train and deploy next-generation AI models and inference. We also expect to increasingly serve sovereign customers who have critical requirements for data residency, security, and dedicated infrastructure to support national AI initiatives and private cloud deployments. Hyperscalers buy for scale, requiring dedicated, large-scale compute capacity to train and deploy next-generation AI models and inference. AI-native customers buy for speed, adopting on-demand and serverless compute and our managed AI cloud to move quickly from development to production. Enterprise and sovereign customers buy for control, with critical requirements for data residency, security, and dedicated infrastructure to support national AI initiatives and private cloud deployments, and increasingly seek to own their models rather than rely on closed frontier models. Our ability to deliver sovereign-ready solutions is a key differentiator in addressing this growing market segment.

Our commercial arrangements are primarily structured as long-term, take-or-pay contracts. These take-or-pay contracts, totaling $2.6 billion of active and $51.3 billion of active and contracted TCV as of July 31, 2026, provide fixed pricing and contracted revenue over the term, offering customers cost predictability while securing long-duration cash flows for the Company. As of July 31, 2026, 94% of our active and contracted TCV was from investment-grade counterparties, with an industry-leading weighted average contract life of approximately 5.5 years. Contract terms commence upon successful delivery of GPU compute clusters, and we aim to extend customer relationships beyond initial contract maturities through phased infrastructure refresh cycles and modular upgrades that allow customers to deploy successive generations of AI hardware and continue running inference workloads at scale without relocating data or re-architecting platforms.

Benefits to Customers

Our vertically integrated platform is purpose-built to address the primary constraints of AI development and deployment. We provide our customers with a comprehensive solution that delivers the following key benefits:

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Exceptional Scale and Performance. We provide access to dedicated, large-scale AI infrastructure engineered for the highest levels of performance. Our purpose-built data centers and high-performance compute, networking, and storage are architected to support the most demanding training and inference workloads, enabling our customers to pursue their strategic roadmaps without being constrained by infrastructure limitations.
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Faster Time-to-Market for Next-Generation AI Infrastructure. Our model is designed to accelerate the deployment of AI capacity, allowing customers to move from concept to production faster. By leveraging our modular, factory-built data center architecture and vertically integrated supply chain, we significantly reduce construction and commissioning timelines compared to traditional approaches. This enables our customers to innovate more rapidly and capitalize on market opportunities sooner.
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Dedicated, Secure and Sovereign Infrastructure. We provide dedicated infrastructure that meets the stringent security and data residency requirements of our customers. Our platform is designed with security as a core principle to protect critical IP, and our global footprint enables us to deploy sovereign cloud solutions that ensure data remains within a customer’s specified geographic or national boundaries. This is a critical capability for our hyperscaler, enterprise, and sovereign customers.
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Lower Total Cost of Ownership. We deliver structurally advantaged economics that lower the total cost of ownership for our customers. Our power-first strategy, which secures large-scale, low-cost power, combined with our efficient, purpose-built data center designs, operational expertise, and differentiated software, results in a fundamentally lower cost per GPU-hour. This allows our customers to train and operate their models more cost-effectively over the long term.
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Trusted Deployment and Scaling. We provide a reliable and predictable path for deploying and scaling mission-critical AI infrastructure, removing the execution risk associated with large-scale build-outs. Our leadership team possesses extensive experience executing large-scale data center and AI infrastructure deployments, drawing on decades of collective experience from industry leaders such as Microsoft, AWS, Amazon, Oracle, and Intel. Our role as a trusted deployment partner gives customers the confidence to build their long-term AI strategies on our platform, knowing that the capacity they need will be delivered on predictable timelines.

Recent Developments

On March 31, 2026, we acquired AIPCorp to accelerate our U.S. expansion and further advance our strategy to build a full‑stack AI hyperscaler integrated from energy to compute. The acquisition secures the Monarch Compute Campus in Mason County, West Virginia, an approximately 2,250‑acre site that we believe will be one of the first state‑certified AI micro-grids purpose‑built for AI workloads in the United States, with a power runway scalable to over 8 GWs of gross power capacity; with an initial 2 GWs of gross power capacity (1.35 GWs of IT load power capacity) expected to be online by the first half of 2028, with expansion to approximately 8 GWs of gross capacity planned for 2031. We will also integrate AIPCorp’s leadership and broader organization into Nscale, adding a team with nearly a decade of AI‑infrastructure development experience and continuity that we believe will enhance our ability to execute the Monarch Compute Campus buildout and support our broader development and expansion efforts.

On April 24, 2026, we acquired SIN02, a 200 MW powered land site at the SINES Data Campus in Portugal. This project will further expand our data center portfolio in Europe with a 200 MW owned hyperscale campus in Portugal. The project will support the expansion of our collaboration with Microsoft through the deployment of over 66,000 NVIDIA Vera Rubin NVL72 GPUs, starting in late 2027. This agreement builds on the deployment of over 12,600 NVIDIA Grace Blackwell Ultra GPUs at the first building of the SINES Data Campus for Microsoft.

On July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, which adds a software layer that machine learning engineers and AI platform teams use to run their workloads. Anyscale brings a deep pool of enterprise customers to us along with approximately 200 employees focused on improving workload performance and infrastructure utilization. Built by the creators of Ray open-source technology, Anyscale leverages leading open-source technology for distributed AI into an enterprise-grade platform for running any AI workload at any scale. Upon completion of the Anyscale Acquisition, Anyscale will continue to operate under its brand and serve its existing customers, with customers able to choose the infrastructure on which they run their AI workloads. Over time, customers will gain the option to run on our infrastructure.

Financial Highlights

The rapid adoption of AI and expanding need for compute, the strength of our product offering and platform, and the efficiency of our operations are all reflected in our financial profile.

We generated revenue of $33.0 million for the year ended December 31, 2025, which represents a 73% growth rate over the $19.1 million generated for the year ended December 31, 2024. With a 5.5-year weighted average contract life as of July 31, 2026, our long term take-or-pay contracts drive strong visibility into long-term revenues.

Net loss, net loss margin, Adjusted EBITDA and Adjusted EBITDA margin were $761.8 million, 2,308%, $(81.7) million and (248)%, respectively, for the year ended December 31, 2025 and $78.2 million, 409%, $(9.1) million and (48)%, respectively, for the year ended December 31, 2024. As our platform continues to mature and we bring additional deployments online, we expect our Adjusted EBITDA margin to increase materially. This expansion is driven by a largely fixed cost base comprising core operational infrastructure, engineering, and platform support functions, while variable costs scale proportionately with revenue. As contracted deployments become fully operational and ramp to steady-state utilization, we expect margins to stabilize at higher levels. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We have raised capital from a variety of investors, partners, and lenders to realize our business plan. We will continue to opportunistically access equity and debt capital markets to realize our business plan and maintain balance sheet flexibility.

Corporate Information

Nscale Global Holdings Limited was incorporated in England and Wales on May 29, 2024, as a private company limited by shares under the U.K. Companies Act 2006 (the “Companies Act”). Nscale Limited was originally incorporated as DSNS Holdings Limited under the laws of England and Wales on December 22, 2025, as a private company limited by shares under the Companies Act. On May 5, 2026, we consummated the Arkon Reorganization (as defined in “Corporate Reorganization”) and as a result Nscale Limited is the ultimate holding company of Arkon Energy and directly and indirectly of Nscale Global Holdings Limited. Prior to the consummation of this offering, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc. See “Corporate Reorganization” for a description of the Reorganization.

A description of the material terms of our articles of association and ordinary shares as will be in effect following the consummation of this offering are described in the section entitled “Description of Share Capital and Articles of Association.”

Our principal executive office is located at Level 5, 16 New Burlington Place, London W1S 2HX, United Kingdom. The telephone number at this address is +44 (0) 208 740 7575. Our website address is www.nscale.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

Risks Related to Our Business and Industry

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Our recent growth may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected;
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Our business is vertically-integrated and therefore highly capital-intensive, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects;

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Our current pipeline and future growth relies on significant continued expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit or co-location arrangements, bringing our data centers into service or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues;
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We have a limited number of suppliers for significant components of the equipment we use to build and operate our platform and provide our products and solutions. Any disruption in the availability or substantial increase in price of these components could delay our ability to expand or increase the capacity of our infrastructure or replace defective equipment;
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We have a history of generating net losses as a result of the substantial investments we have made to grow our business and develop our platform, anticipate increases in our operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If we cannot achieve and, if achieved, sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected;
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We make substantial investments in our product and technology. Unsuccessful investments could materially adversely affect our business, operating results, financial condition, and future prospects; and
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A substantial portion of our revenue is driven by a limited number of our customers, and the loss of, or a significant reduction in, spend from one or a few of our top customers would adversely affect our business, operating results, financial condition, and future prospects.

Risks Related to Our Intellectual Property

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Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could harm our brand, devalue our technologies, and adversely affect our business, operating results, financial condition, and future prospects; and
•
Our use of open-source software in our technology could adversely affect our business, results of operations, financial condition, and future prospects.

Risks Related to Legal and Regulatory Matters

•
Our business is subject to a wide range of laws and regulations, and our failure to comply with those laws and regulations could harm our business;
•
We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws; and
•
We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.

Risks Related to Financial and Accounting Matters

•
We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares may be materially and adversely affected.

Implications of Being an “Emerging Growth Company”

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•
the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
•
reduced disclosure about our executive compensation arrangement;
•
no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
•
exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding communication of critical accounting matters in the auditor’s report on the financial statements; and
•
exemption from the auditor attestation requirement in the auditing assessment over internal control over financial reporting.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares in this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our ordinary shares held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We may choose to take advantage of some or all of these reduced burdens. We have elected to adopt the reduced requirements with respect to the presentation of our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. It is possible that some investors will find our ordinary shares less attractive as a result of these elections, which may result in a less active trading market for our ordinary shares and higher volatility in our share price.

The Offering

Ordinary shares offered by us	shares (or ordinary shares if the underwriters exercise their option to purchase additional shares from us in full).
Ordinary shares to be outstanding after this offering	ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional shares from us in full).
Option to purchase additional ordinary shares

We have granted the underwriters an option to purchase up to additional ordinary shares from us at the initial public offering price less underwriting discounts and commissions, within 30 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares from us in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares, and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds of this offering for general corporate purposes, including to fund and support our data center projects and deployments, technology development, working capital and operating expenses. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services or technologies. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy

We have never declared or paid any cash dividends on our share capital. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Listing	We intend to apply to list our ordinary shares on NYSE under the symbol “ NSCL”.

The number of our ordinary shares outstanding after this offering is based on ordinary shares outstanding as of , 2026, after giving effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share.

The number of our ordinary shares outstanding after this offering excludes:

•
ordinary shares issuable upon exercise of share options outstanding as of , 2026 under the Nscale Limited Employee Share Plan (the “2025 ESOP”), with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the vesting and settlement of restricted shares outstanding as of , 2026 under the 2025 ESOP with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the exercise of warrants outstanding as of , 2026, with a weighted average exercise price of $ per share; and
•
ordinary shares reserved for future issuance under our employee share incentive programs as described in “Executive and Director Compensation.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•
the completion of the Reorganization, including a 60-for-1 forward stock split of our outstanding securities, as further described under the section titled “Corporate Reorganization;”
•
no exercise of the outstanding share options or warrants, or the settlement of outstanding restricted shares, subsequent to , 2026;
•
no exercise by the underwriters of their option to purchase additional shares in this offering; and
•
an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary Consolidated Financial and Other Data

We prepare our consolidated financial statements in accordance with GAAP. The summary historical consolidated financial information presented as of December 31, 2025 and for the years ended December 31, 2025 and 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following tables present summary consolidated financial data as of the dates and for the periods indicated.

	Year ended December 31,
	2025		2024

	(millions, except per share data)
Consolidated Statements of Operations Data:
Revenue		$33.0	$19.1
Operating expenses
Cost of revenue (exclusive of depreciation and amortization)		45.6	12.8
Product and technology		19.9	8.9
Sales, general and administrative		97.1	8.4
Depreciation and amortization		40.2	5.1
Operating loss		$(169.8)	$(16.1)
Share of results of affiliates		2.7	—
Loss on fair value adjustments		(527.8)	(40.2)
Interest expense, net		(12.9)	(12.7)
Loss on debt extinguishment and modification		(39.2)
Foreign exchange gain (loss), net		22.4	(5.8)
Other expense, net		(10.4)	(4.4)
Loss before income taxes		(735.0)	(79.2)
Income tax (expense) benefit		(26.8)	1.0
Net loss		$(761.8)	$(78.2)

Other comprehensive loss, net of tax:
Change in foreign currency translation adjustments, net of tax of nil		(3.0)	0.6
Total other comprehensive loss		(3.0)	0.6
Total comprehensive loss		$(764.8)	$(77.6)

Net loss per share attributable to ordinary shareholders, basic and diluted:		(4.37)	(0.46)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted		174,170,820	168,940,440
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(1)	$
Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(2)

(1)
Net loss attributable to ordinary shareholders used in computing pro forma net loss per share, basic and diluted (unaudited), has been adjusted for .
(2)
Weighted-average number of ordinary shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited) gives effect to .

	Year ended December 31,
	2025	2024

	(millions)
Cash Flow Statements Data:
Net cash provided by (used in) operating activities	$1,376.4	$(19.2)
Net cash used in investing activities	(658.5)	(64.2)
Net cash provided by financing activities	1,269.4	161.7

	As of December 31, 2025
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)

	(millions)
Consolidated Statement of Financial Position Data:
Total current assets	$2,011.9	$	$
Total assets	5,973.2
Total liabilities	5,266.0
Total shareholders’ equity (deficit)	$707.2	$	$

	Year ended December 31,
	2025	2024

	(millions, except percentages)
Non-GAAP Financial Measures:
Net loss	$(761.8)	$(78.2)
Net loss margin	(2,308)%	(409)%
Adjusted EBITDA(3)	(81.7)	(9.1)
Adjusted EBITDA margin(3)	(248)%	(48)%
Operating loss	(169.8)	(16.1)
Operating loss margin	(515)%	(84)%
Adjusted operating loss(4)	(121.9)	(12.6)
Adjusted operating loss margin(4)	(369)%	(66)%

(1)
Pro forma information gives effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share.
(2)
Pro forma as adjusted information gives effect to the issuance of ordinary shares in this offering at an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total shareholders’ equity (deficit) by approximately $ million from this offering, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total shareholders’ equity (deficit) by approximately $ million, assuming no change in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.
(3)
We define Adjusted EBITDA as net loss, excluding (i) income taxes, (ii) depreciation and amortization, (iii) fair value adjustments, (iv) interest expense, net, (v) foreign exchange gains and losses, net (vi) share of results of affiliates, (vii) loss on debt extinguishment and modification, (viii) share-based compensation, (ix) other expense, net, including: gains and losses on the sale of fixed assets; and (x) other operating items, including third-party costs directly associated with completed or abandoned transactions, acquisitions and dispositions and other acquisition-related items such as gains and losses on the settlement of contingent consideration; provisions; provision releases or settlements related to litigation matters; impairment charges; and restructuring costs. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

The following table sets forth a reconciliation of net loss and net loss margin, which are the most directly comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA margin, respectively, for each period presented:

	Year ended December 31,
	2025	2024

(in millions, except percentages)
Net loss	$(761.8)	$(78.2)
Income taxes	26.8	(1.0)
Depreciation and amortization	40.2	5.1
Loss on debt extinguishment and modification	39.2	—
Loss on fair value adjustments	527.8	40.2
Interest expense, net	12.9	12.7
Foreign exchange (gain) loss, net	(22.4)	5.8
Share of results of affiliates	(2.7)	—
Share-based compensation	47.9	0.7
Direct and incremental start-up or integration expenses	—	—
Other expense, net	10.4	4.4
Other operating items	—	1.2
Adjusted EBITDA	$(81.7)	$(9.1)
Revenue	33.0	19.1
Net loss margin	(2,308)%	(409)%
Adjusted EBITDA margin	(248)%	(48)%

(1)
We define Adjusted operating loss as operating loss, excluding (i) share-based compensation, (ii) amortization of acquired intangibles, and (iii) other operating items, including: third-party costs directly associated with completed or abandoned transactions, acquisitions and dispositions and other acquisition-related items such as gains and losses on the settlement of contingent consideration; provisions; provision releases or settlements related to litigation matters; impairment charges; and restructuring costs. We define Adjusted operating loss margin as Adjusted operating loss divided by revenue.

The following table sets forth a reconciliation of operating loss and operating loss margin, the most directly comparable financial measures prepared in accordance with GAAP, to Adjusted operating loss and Adjusted operating loss margin, respectively, for each period presented:

	Year ended December 31,
	2025	2024

(in millions, except percentages)
Operating loss	$(169.8)	$(16.1)
Share-based compensation	47.9	0.7
Amortization of acquired intangibles(1)	—	1.6
Direct and incremental start-up or integration expenses	—	—
Other operating items	—	1.2
Adjusted operating loss	$(121.9)	$(12.6)
Revenue	33.0	19.1
Operating loss margin	(515)%	(84)%
Adjusted operating loss margin	(369)%	(66)%

(1)
Represents amortization of acquired customer relationships.

These non‑GAAP financial measures are presented for supplemental informational purposes only and should not be considered a substitute for net loss, net loss margin, operating loss, operating margin, or any other financial information presented in accordance with GAAP and may be different from similarly titled non‑GAAP measures used by other companies and may not be identical to corresponding measures in our various agreements. See “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a description of these non-GAAP financial measures.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward‑looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward‑Looking Statements.” Our actual results could differ materially from those anticipated in these forward‑looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business, financial condition, results of operations, or future prospects.

Risks Related to Our Business and Industry

Our recent growth may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected.

We were incorporated in May 2024 and have experienced significant growth in a short period of time. Our revenue was $33.0 million and $19.1 million for the years ended December 31, 2025 and 2024, respectively. Investors should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. See also “—Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.” Even if our revenue continues to increase, our revenue growth rate is expected to decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue will depend on a number of factors, including but not limited to our ability to:

•
operate our AI cloud infrastructure, including due to supply chain limitations and data center or power capacity;
•
continue expansion of our data center footprint;
•
compete with other companies in our industry, including those with greater financial, technical, marketing, sales, and other resources;
•
continue to develop new products and solutions and new functionality for our platform and successfully further optimize our existing infrastructure, products and solutions;
•
retain existing customers and increase sales to existing customers, as well as attract new customers and grow our customer base;
•
successfully expand our business domestically and internationally;
•
generate sufficient cash flow from operations and raise additional capital, including through indebtedness, to support continued investments in our platform to maintain our technological leadership and the security of our platform;
•
strategically expand our direct sales force and leverage our existing sales capacity;
•
successfully implement and support our growth strategy in terms of scaling our data center operations and overall business;
•
introduce and sell our products and solutions to new markets and verticals;
•
recruit, hire, train, and manage additional qualified personnel for our research and development activities;
•
maintain our existing, and enter into new, more cost‑efficient, financing structures; and
•
successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform.

In addition to the factors discussed above, our revenue growth may also be impacted by industry‑specific factors, particularly the continued development of AI, including advancements in AI technology that may lead to further compute efficiencies, the broader adoption, use, and commercialization of AI technologies and any impacts of the developing AI regulatory environment.

As many of these factors are beyond our control, it is difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, we may be unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and, if achieved, maintain profitability. In addition, changes in the macroeconomic environment, including actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies (including the imposition of tariffs, trade controls and other trade barriers or retaliation for those measures by other governments), labor shortages, supply chain disruptions, volatile interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, weak economic conditions in certain regions, or a reduction in AI spending regardless of macroeconomic conditions may impact our growth.

In addition, as we have grown, our number of customers has increased, and we have increasingly managed more complex deployments of our infrastructure in more complex computing environments. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including IT and financial infrastructure, our operating, financial and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. If we do not manage future growth effectively, our business, operating results, financial condition, and future prospects would be harmed.

If we continue to experience rapid growth, we may not be able to successfully implement or scale improvements to our systems, processes, and controls in an efficient, timely, or cost‑effective manner. As we grow, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying our platform to new and existing customers, reduce demand for our platform, and cause difficulties in introducing new products and solutions or other operational difficulties, and any of these difficulties would adversely affect our business, operating results, financial condition, and future prospects.

Our business is vertically-integrated and therefore highly capital-intensive, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects.

Our business and operations are in their early stages of development and are highly capital intensive, with high levels of capital intensity meaningfully contributed to by our vertically-integrated business model. We have made significant financial investments in our business, and we intend to continue to make such investments in the future, including expenditures to procure components for, maintain, upgrade, and enhance our platform, costs related to obtaining third‑party chips and constructing, maintaining, enhancing, and expanding our data centers. While we have historically been able to fund capital expenditures from cash generated from operations including meaningful customer prepayments, equity and debt financings, construction financing, and borrowings under our GPU and data center credit facilities, factors outside of our control, including those described in this “Risk Factors” section, and particularly those under “—Risks Related to Financial and Accounting Matters,” could materially reduce the cash available from operations (including by a reduction in the proportion of contract value that customers provide as prepayments), impede our ability to raise additional capital, or significantly increase our capital expenditure requirements. Any of these outcomes could result in our inability to fund the necessary level of capital expenditures to maintain and expand our operations. This could adversely affect our business, operating results, financial condition, and future prospects.

Additional financing or refinancing may not be available on terms favorable to us, if at all. If adequate financing is not available or not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, financial condition, and future prospects. If we win new customers or new contracts with existing customers and are unable to secure the meaningful proportion of TCV provided as upfront payments that we have been able to secure historically to fund the construction and development of built-to-suit facilities, this may either increase the proportion of financing we must raise from other sources, including equity or debt, to finance these facilities, or may limit our ability overall to expand our operations. If we raise additional funds through equity or convertible debt issuances, our existing shareholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to those of holders of our ordinary shares. If we obtain additional or refinancing of funds through debt financing, we may not be able to obtain such financing on terms favorable to us.

Further, we rely on the availability of diverse sources of funding and access to capital in the different markets and regions in which we operate. The current global macroeconomic environment could make it more difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. The trading prices of recently‑public companies have been highly volatile as a result of multiple factors including, the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, inflation, interest rate volatility, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived instability in the banking system, and market downturns, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect our business and the value of our ordinary shares. Furthermore, government cooperation on the regulation and funding of AI-related projects is unpredictable and presents significant challenges and uncertainty for companies operating in the AI-infrastructure industry. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations. Even if we are able to raise such capital, we cannot guarantee that we will deploy it in such a fashion that allows us to achieve better operating results or grow our business.

Our current pipeline and future growth relies on significant continued expansion of our data center footprint. Any difficulties in identifying appropriate sites, entering into greenfield or build-to-suit or co-location arrangements, bringing our data centers into service or obtaining reliable power with sufficient capacity and on acceptable terms, will limit the growth of our revenues.

In order to fulfill our customer contracts and sustain our growth in certain of our existing and new markets, we will have to expand an existing data center, lease a new facility or acquire suitable land, with or without structures, to build new data centers from the ground up. As of July 31, 2026, we operated five active and nine contracted data center sites, including five wholly-owned sites, eight colocation sites and one leased site. In addition, we own a portfolio of powered land assets across North America, Europe, and APAC region. Expansions or new builds are currently underway, or being contemplated, in new and existing markets, including the development of our flagship site in Glomfjord, Norway, the development of an approximately 50 MW site in Loughton, London, the development of a large scale site in Ward County, Texas, and the development of the Monarch Compute Campus in Mason County, West Virginia. In addition, we are developing an approximately 230 MW site in Kvandal, Norway (“Stargate Norway”).

The expansion of our data center infrastructure, including new data centers, will be complex, and delays in the completion of these projects or the cost, availability or access to components necessary for these projects may result in increased expenditures, operational and project inefficiencies, delays, or interruptions in the delivery of our services to our customers. Moreover, problems related to our data center infrastructure may only become evident once we have launched operations and may not be discovered during the design and testing phases, which could limit or delay our growth plans.

Additionally, we encounter risks when our fully operational data centers are brought into service and “go live” for customers. This process involves the complex integration of power, cooling, networking, hardware, and software systems, along with a detailed schedule of validation and testing. Failures or delays may arise from equipment defects, configuration errors, interoperability issues, utility readiness, or inadequate results from validation and testing. Failure to successfully commission facilities on schedule could delay customer deployments, hinder our ability to meet contractual performance requirements, defer revenue, increase remediation costs, and damage customer relationships, all of which could negatively impact our business.

These construction projects expose us to many risks which could have an adverse effect on our results of operations and financial condition. The current global supply chain and inflation issues have exacerbated many of these construction risks and created additional risks for our business. Some of the risks associated with construction projects include:

•
delays in construction, or changes to the plans or specifications;
•
budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as generators and switchgear;
•
construction site accidents and other casualties;
•
financing availability, including our ability to obtain construction financing and permanent financing, or increases in interest rates or credit spreads;
•
labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;
•
failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors;
•
access to sufficient power and related costs of providing such power to our customers;
•
environmental issues;
•
supply chain constraints;
•
fire, flooding, earthquakes, hailstorms, straight-line wind, tornadoes and other natural disasters;
•
pandemics;
•
geological, construction, excavation and equipment problems; and
•
delays or denials of entitlements or permits, including zoning and related permits, work permits, demolition permits, start permits, design permits, operational permits, and close-out permits, which in certain locations we depend on third parties to obtain or other delays resulting from requirements of public agencies and utility companies.

We are currently experiencing rising construction costs which reflect the increase in cost of labor and raw materials, supply chain and logistic challenges, and high demand in our sector. Volatility in construction, labor and raw material costs may impact delivery schedules and overall project costs, including those for data centers and GPUs, particularly if supply chain conditions deteriorate further. Furthermore, inflation, interest rate changes, and changing regulatory or environmental requirements may further increase construction costs or extend timelines. Ongoing delays, difficulty finding replacement products and continued high inflation could affect our business and growth and could have a material effect on our business.

The selection of sites is a critical factor in our data center expansion plans. We are currently committed to using renewable energy for our data centers, however, we may not be able to identify adequate or appropriate land and properties that have the appropriate specifications required for our business including power source and capacity, connectivity, legal and policy environment, and other considerations. We may also face increasing competition for appropriate sites as data center development expands rapidly in our markets. Furthermore, government limitations or moratoriums placed on data center construction in a given market or renewable energy sources may also negatively impact our ability to expand according to our plans. As we build new data centers separate from our existing data centers, we may provide metro connect solutions to connect data centers. Should these solutions not provide the necessary reliability to sustain connection, or if they do not meet the needs of our customers, this could result in lower interconnection revenue and lower margins and could have a negative impact on customer retention over time.

We have a limited number of suppliers for significant components of the equipment we use to build and operate our platform and provide our products and solutions. Any disruption in the availability of these components could delay our ability to expand or increase the capacity of our infrastructure or replace defective equipment.

We do not manufacture the components we use to build the technology infrastructure underlying our platform. We have a limited number of suppliers as part of a complex global supply chain that we use to procure and configure critical components of the technology infrastructure that we use to operate our platform and provide our products and solutions to our customers such as GPUs, networking equipment, servers, power systems, cooling systems, and data center hardware. For example, as a result of our obligations in our current customer contracts, we currently rely on NVIDIA for the GPUs we use in our infrastructure. Although we source NVIDIA GPUs through multiple third-party suppliers and have diversified our supplier base over time, NVIDIA is currently the primary manufacturer of the GPUs deployed across our infrastructure. As a result, our supply chain is subject to upstream manufacturer concentration risk that is not mitigated by third-party supplier diversification alone. Any constraint on NVIDIA's production capacity, allocation priorities, pricing, or willingness to supply GPUs—whether resulting from the risks laid out below—could limit the availability of GPUs to all of our third-party suppliers simultaneously, adversely affecting our ability to procure GPUs in the quantities and on the timelines necessary to fulfill our contractual obligations. While we maintain partnerships with NVIDIA that extend beyond the conventional buyer-supplier relationship, including through direct equity investment, these relationships do not eliminate upstream manufacturer concentration risk. Additionally, for the year ended December 31, 2025, three main suppliers accounted for 57%, 27%, and 16%, respectively, of NVIDIA GPUs and related technology infrastructure equipment purchases. Utilizing a limited number of suppliers of the components for our technology infrastructure exposes us to risks, including:

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asymmetry between component availability and contractual performance obligations, including where specified components are required;
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shifts in market‑leading technologies away from those offered by our current suppliers that could impact our ability to offer our customers the products and solutions that they are seeking;
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reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components, including any delays in our supply chain;
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limited ability to control aspects of the quality, performance, quantity, and cost of our infrastructure or of its components;
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the potential for binding price or purchase commitments with our suppliers at higher than market rates;
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reliance on our suppliers to keep up with technological advancements at the same pace as our business and customer demands, including their ability to continue to deliver next generation components that are substantially better than the prior generation;
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consolidation among suppliers in our industry, which may harm our ability to negotiate and obtain favorable terms from our suppliers and the third‑party suppliers that our suppliers rely on;
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geopolitical disputes or labor and political unrest disrupting our or any of our suppliers’ supply chains;
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business, legal compliance, litigation, and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality, and manner we require;
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impacts on our supply chain from adverse public health developments, including outbreaks of contagious diseases or pandemics; and
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disruptions due to fire, flooding earthquakes, hailstorms, straight-line wind, tornadoes and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources, or regional conflicts.

Our technology infrastructure components suppliers fulfill our supply requirements on the basis of individual purchase orders, which we often place on a just‑in‑time basis. We currently have no long-term contracts or arrangements with our suppliers that guarantee capacity or the continuation of any particular payment terms. Accordingly, our suppliers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for their products and, if applicable, services could be increased on short notice. Since we do not have long-term supply guarantees or inventory stocks, and because our third-party suppliers rely on NVIDIA as the primary upstream GPU manufacturer, our suppliers rely on upstream semiconductor manufacturers which further heighten our supply chain risks. Further, because we often submit purchase orders to our suppliers on a just-in-time basis, any delay from our suppliers may result in our inability to provide our infrastructure and platform to our customers on a timely basis and fulfill our contractual requirements under our customer contracts. Additionally, some of our current customers have contractually specified our use of NVIDIA GPUs. If we are required to change suppliers, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our solutions may not be as performant, which could cause the loss of sales from existing or potential customers, delayed revenue, or an increase in our costs, which could adversely affect our margins. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of our supplier locations, could adversely affect sales of our product and solution offerings.

In addition, we are continually working to expand and enhance our infrastructure features, technology, and network and other technologies to accommodate substantial increases in the computing power required by more compute-intensive workloads on our platform, the amount of data we host, and our overall number of total customers. We may be unable to project accurately the rate or timing of these increases or to allocate resources successfully to address such increases and may underestimate the data center capacity needed to address such increases. Our limited number of suppliers, in turn, may not be able to quickly respond to our needs, which would have a negative impact on customer experience and contractual performance. In the future, we may be required to allocate additional resources, including spending substantial amounts, to build, lease or license data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer usage, and our suppliers may not be able to satisfy such requirements. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to effectively deliver our services. We may also face constraints on our ability to deliver our platform, products and solutions if there is limited power capacity in our data centers. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity and sufficient electrical services would impact our ability to meet customer needs and could significantly reduce consumer demand for our services. Such reduced demand and resulting loss of compute, cost increases, or failure to upgrade our equipment or adapt to new technologies would harm our business, operating results, financial condition, and future prospects.

Moreover, our suppliers themselves rely on a complex network of third‑party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces additional risks to our supply chain. For example, NVIDIA relies on suppliers such as Taiwan Semiconductor Manufacturing Company for semiconductor fabrication and other manufacturers for compute and networking components. Any disruption in the operations of these upstream suppliers, whether due to equipment failures, geopolitical factors such as the potential for military conflict between China and Taiwan, or supply chain constraints, could affect our suppliers’ ability to supply the significant components of the equipment we use to operate our platform and provide our products and solutions to our customers, which would, in turn, affect the availability of our products and solutions, as well as lead times. Additionally, potential supply chain disruptions and shortages of key components required for the production of semiconductors, such as helium, as a result of the conflict between the United States and Iran and the ongoing closure of the Strait of Hormuz, the duration and impact of which cannot be determined, could have a material impact on the production, cost, and timing of delivery of such key components.

In addition, to the extent any of our suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, our business, operating results, financial condition, and future prospects may be adversely affected. For example, increasing use of tariffs, economic sanctions and export controls has impacted and may in the future impact the availability and cost of GPUs and other components of our platform. In April 2025, the United States implemented baseline reciprocal tariffs of 10% on most imports, with additional country‑specific rates negotiated during the year. In addition, the U.S. Department of Commerce has completed its national security investigation under Section 232 into imports of semiconductors, semiconductor manufacturing equipment, and downstream electronics, and the President has issued an Executive Order laying out a plan to impose tariffs on semiconductors, along with the immediate imposition of tariffs on a narrow range of advanced semiconductors. This, along with further tariff actions, quotas, and retaliatory measures may raise the price of our exported goods and imported equipment and materials we rely on. If additional restrictions are imposed on semiconductors, networking equipment, or design and manufacturing software, our procurement costs could rise and our ability to deploy capacity on planned timelines could be reduced. Expansion or reinterpretation of export control laws of the United States, the United Kingdom, the European Union or any member state of the European Union that cover advanced computing hardware, software, or related services could limit availability of components or require reconfiguration of our infrastructure plans. These dynamics could slow our ability to add or replace hardware and could affect the economics of certain deployments. In addition, expansion or reinterpretation of export control and sanctions laws regarding advanced semiconductors, AI infrastructure, and cloud services could limit our ability to initiate, maintain, or expand customer and partner relationships in those markets.

In the event of a supplier unavailability, component shortage, or supply interruption, we may not be able to secure alternate sources in a timely manner. Securing alternate sources of supply for these components or services may be time‑consuming, difficult, and costly and we may not be able to source these components or services on terms that are acceptable to us, or at all, which may undermine our ability to provide our services in a timely manner. Any interruption or delay in the supply of any of these components or services, or the inability to obtain these components or services from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet the demand of our customers, which in turn would have an adverse effect on our business, operating results, financial condition, and future prospects.

We have a history of generating net losses as a result of the substantial investments we have made to grow our business and develop our platform, anticipate increases in our operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If we cannot achieve and, if achieved, sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected.

We incurred net losses of $761.8 million and $78.2 million for the years ended December 31, 2025 and 2024, respectively, and we may not achieve or, if achieved, sustain, profitability in the future. As of December 31, 2025 and 2024, we had an accumulated deficit of $840.8 million and $79.0 million, respectively. While we have experienced significant growth in revenue over the last two years, we cannot predict whether we will maintain this level of growth or when we will achieve profitability. We also expect our operating expenses to increase in the future, including our general and administrative expenses as a result of increased costs associated with operating as a public company and as we continue to invest for our future growth, including expanding our research and development function to drive further development of our platform, continuing to invest in the technology infrastructure underlying our platform and data center expansion, expanding our sales and marketing activities, developing the functionality to expand into adjacent markets, and reaching customers in new geographic locations and new verticals, which will negatively affect our operating results if our total revenue does not increase.

Our operating efficiencies may decrease as we scale, and our revenue growth may slow as we grow. Our revenue could also decline for a number of other reasons, including reduced demand for our offerings, increased competition, a decrease in the growth or reduction in size of our overall market, an inability to obtain future financing on acceptable terms, or if we cannot capitalize on growth opportunities, including acquisitions and through new and enhanced products and solutions. Furthermore, to the extent our anticipated cash payback period is longer than we expect, or if we fail to maintain or increase our revenue to offset increases in our operating expenses or manage our costs as we invest in our business, including if we do not maintain or improve our operating efficiencies, we may not achieve or sustain profitability, and if we cannot achieve and sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected.

We make substantial investments in our product and technology and unsuccessful investments could materially adversely affect our business, operating results, financial condition, and future prospects.

The industry in which we compete is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, short product cycles, and evolving industry standards. In order to remain competitive, we have made, and expect to continue to make, significant investments in our product and technology. For the years ended December 31, 2025 and 2024, product and technology expenses were $19.9 million and $8.9 million, respectively. If we fail to further develop our platform or develop new and enhanced solutions, services, and technologies, if we focus on technologies that do not become widely adopted, or if new competitive technologies or industry standards that we do not support become widely accepted, demand for our products and solutions may be reduced. Increased investments in product and technology or unsuccessful improvement efforts could cause our cost structure to fall out of alignment with demand for our products and solutions, which would have a negative impact on our business, operating results, financial condition, and future prospects.

A substantial portion of our revenue is driven by a limited number of our customers, and the loss of, or a significant reduction in, spend from one or a few of our top customers would adversely affect our business, operating results, financial condition, and future prospects.

A substantial portion of our committed revenue is driven by a limited number of customers with large contracts. For the year ended December 31, 2025, our largest customer accounted for 73% of our revenue. For the year ended December 31, 2024, a single customer accounted for substantially all of our revenue. Between September 2025 and April 2026, we entered into statements of work with Microsoft that provide for payments to us of up to approximately $43.8 billion through December 2033, not including the optional extensions, and which are subject to the satisfaction of delivery and availability of service requirements. For additional information, see “Business—Customers and Business Model.” As a result, we expect Microsoft to be a significant customer in future periods. Any negative changes in demand from Microsoft or our other key customers, in Microsoft’s ability or willingness to perform under their contracts with us, in laws or regulations applicable to Microsoft or the regions in which they operate, or in our broader strategic relationships with Microsoft or any of our other key customers would adversely affect our business, operating results, financial condition, and future prospects. These customers are large enterprises with significant bargaining power, and their purchasing decisions may be influenced by factors beyond our control, including internal budget constraints, changes in strategic priorities, technological developments, or shifts to alternative infrastructure providers or in-house solutions. In addition, passage of new legislation or issuance or reinterpretation of regulations could result in us being unable to perform these contracts. For example, the Remote Access Security Act, which recently passed the U.S. House of Representatives, could put restrictions on our ability to provide remote access to these customers which would have a negative effect on our business and future prospects.

We anticipate that we will continue to derive a significant portion of our revenue from a limited number of customers for the foreseeable future, and in some cases, the portion of our revenue attributable to certain customers may increase in the future. The composition of our customer base, including our top customers, may fluctuate from period to period given that our customer composition has evolved and is expected to continue to evolve significantly as our business continues to evolve and scale and as the use cases for AI continue to develop. However, we may not be able to maintain or increase revenue from our top customers for a variety of reasons, including the following:

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customers may change in their purchasing patterns, contract terms, or workload allocation decisions;
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customers may develop their own infrastructure that may compete with our services or adopt a competitor’s infrastructure for services that they currently buy from us;
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some of our customers may redesign their systems to require fewer of our services with limited notice to us and may choose not to renew or increase their purchases of our platform, products and solutions; and
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our customers may have pre‑existing or concurrent relationships with, or may be, current or potential competitors that may affect such customers’ decisions to purchase our platform, products and solutions.

Customer relationships often require us to continually improve our platform, which may involve significant technological and design challenges, and our customers may place considerable pressure on us to meet tight development and capacity availability schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in making capacity or AI infrastructure available and performing to contractual specifications could impair our relationships with our customers and negatively impact forecasted sales of the services under development. Notably, these contracts include stringent performance milestones, service-level requirements, and delay penalties. Failure to meet contractual requirements—whether due to supply chain disruptions, construction delays, equipment availability, regulatory approvals, or other operational factors—could trigger substantial penalty payments, liquidated damages, or customer remedies. Such penalties could result in significant and immediate cash outflows, creating liquidity pressures independent of our ability to raise additional capital or access external financing. Any material delay or underperformance under these concentrated contracts could adversely affect our cash flows, financial condition, and operating results, and may also harm our customer relationships and reputation.

We depend on third-party suppliers for power, network connectivity and other key services, and our ability to scale depends in part on executing large, power-integrated developments, including the Monarch Compute Campus. Delays, costs overruns or other funding or operational challenges resulting from our relationships with third-party suppliers, or in our ability to develop and operate dedicated power capacity could adversely affect our ability to deliver IT load and gross power capacity to our customers.

We depend on being able to secure and maintain reliable and cost-effective power, network and internet connectivity and other services such as water to operate our data center facilities. Any inability to secure and maintain these requirements at acceptable cost, or shortages, supply chain issues or lack of availability of any of the services upon which we rely, could adversely affect our business, operating results, financial condition and future prospects.

In particular, limitations on the availability of power sources, transmission and distribution may limit our ability to obtain the power that we require to implement our growth plans and adequately service our customers. In addition, our ability to scale depends on the successful funding, installation and operation of power generation infrastructure in large-scale, power-intensive data center campuses, such as the Monarch Compute Campus. The successful development, expansion and operation of campuses such as the Monarch Compute Campus require substantial and timely access to power, and any inability to secure sufficient power capacity at these sites, delays in doing so, or failure to install or operate power -generation equipment capable of supporting expected IT load or gross power capacity could materially limit our ability to execute our growth strategy of accessing long-term, low-cost power and supporting multi-gigawatt expansion. If we do not realize the potential benefits and synergies sought with Monarch Compute Campus or any other intended acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives. See also “—Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and adversely affect our business, operating results, financial condition, and future prospects” and “—We may not realize the potential benefits and synergies sought with our recent acquisition of the Monarch Compute Campus and the proposed Anyscale Acquisition.”

We rely on third parties, third‑party infrastructure, governments, and global suppliers to provide a sufficient amount of power to maintain our data center facilities and meet the needs of our current and future customers. We may in the future experience insufficient power to service a customer’s project. Any limitation on the delivered energy supply would limit our ability to operate our platform. These limitations would have a negative impact on a given data center or limit our ability to grow our business which could negatively affect our business, operating results, financial condition, and future prospects. Limitations on generation, transmission, and distribution may also limit our ability to obtain sufficient power capacity for potential expansion sites in new or existing markets. Power providers, other participants in the power market, and those entities that regulate it may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data centers, or any data centers we may choose to construct in the future. Our ability to find appropriate sites for expansion will also be limited by access to power.

Our data center facilities are affected by problems accessing electricity sources, such as planned or unplanned power outages and limitations on transmission or distribution of power. Unplanned power outages, including, but not limited to those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids or of power providers more generally, could harm our customers and our business. Additionally, our operations depend on high-performance network connectivity. Access to low-latency, high-bandwidth telecommunications infrastructure may be controlled by a limited number of providers. Network congestion, outages, or practices by telecommunications providers that limit, prioritize, or otherwise gatekeep traffic could increase latency, degrade performance, or impair our ability to meet customer requirements, particularly for latency-sensitive AI workloads. Any sustained disruption, outages, constraints, or cost increase related to energy, water, grid access, network connectivity or other critical infrastructure could adversely affect our customer experience, as well as our business, operating results, financial condition, and future prospects.

Moreover, regulators or public agencies in the power market, power providers, or other market participants may impose onerous operating conditions on the availability or provision of, or approval for, power which may lead to significant delays or increased costs or result in the lack of availability of the level of power required to operate our current business and implement our future growth plans.

The global energy market is currently experiencing inflation and volatility pressures. Various macroeconomic and geopolitical factors are contributing to the instability and global power shortage, including the war in Russia/Ukraine, the rollout of new electricity-intensive technologies including electric vehicles and AI data centers, severe weather events, governmental regulations, inter-government relations, and inflation. We expect the cost for power to continue to be volatile and unpredictable and subject to inflationary pressures, In particular, our financial models and business plans rely on assumptions regarding the cost of power based on various factors, including the relevant market conditions, the location of our data centers, customer requirements, and our contractual obligations. However, the ultimate cost of power we are able to secure is subject to numerous variables beyond our control, including power availability in specific markets, price fluctuations driven by supply and demand dynamics, and the outcome of negotiations with power providers and the terms of power purchase agreements we are able to negotiate. There is no guarantee that our assumptions regarding power costs will prove accurate. If the actual cost of power significantly exceeds our projections—whether due to unfavorable market conditions, inability to negotiate favorable terms, or other factors—our profit margins could be materially reduced, our competitive position could be weakened, which could materially affect our financial forecasting, business, operating results, financial condition, and future prospects.

The broader adoption, use, and commercialization of artificial intelligence technologies, and the rapid pace of developments in the AI field, are inherently uncertain. If we are unable to adapt our infrastructure, services, or operations to keep up with evolving AI-related technological requirements or regulatory frameworks applicable to our business and our customers, our business, operating results, financial condition, and future prospects could be materially adversely affected.

As part of our growth strategy, we seek to attract and acquire customers requiring high‑performance computing, such as AI, machine learning, and automated decision‑making technologies, including proprietary AI algorithms and models (collectively, “AI Technologies”).

AI has been developing at a rapid pace and continues to evolve and change. As demand continues for AI services, AI providers, including our customers, have sought increased compute capacity to enable advancements in their AI models and service the demands of end users. We cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity. Further, there have been recent advancements in AI technology, including open‑source AI models, that may lead to compute and other efficiencies that may impact the demand for AI services, including our platform, products and solutions, which may adversely impact our revenue and profitability.

In addition, we face risks relating to GPUs, which are a critical component of our operations and customer products. GPU technology is evolving swiftly, with new, more advanced GPUs being introduced at a rapid pace. We must keep pace by offering the most up-to-date GPUs in our data centers. If we are unable to keep up with the changing AI landscape or in developing services to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, operating results, financial condition, and future prospects may be adversely impacted. Furthermore, current AI workloads, including those based on transformer architectures and LLMs, heavily rely on GPU-based compute solutions. However, alternative hardware platforms—such as tensor processing units and other custom or specialized AI accelerators developed by third parties, including major cloud service providers—may offer superior performance, efficiency, or cost advantages. Increased adoption of such alternatives could lead to a shift away from GPU-based solutions, including those supplied by NVIDIA, adversely affecting our business.

Similarly, demand for AI compute is currently driven by transformer-based models and LLMs, which are highly compute-intensive and favor certain hardware types. Advances in AI research may lead to new architectures, algorithms, or deployment approaches that require less compute or rely on different hardware configurations. A significant shift away from transformers or LLMs could substantially reduce demand for specialized AI compute infrastructure. Our business also faces significant uncertainty regarding end-user AI adoption and the overall development of the AI market. Our customers’ investment decisions are based on expectations that demand for AI-enabled products and solutions, including demand for AI training and inference workloads, will continue to grow. If end-user adoption of AI does not materialize at anticipated levels, or if economic, regulatory, or practical constraints limit the commercial viability of AI applications, overall demand for AI infrastructure may decline, negatively impacting our business, operating results, financial condition, and future prospects.

Additionally, we may incur significant costs and experience significant delays in developing new products and solutions or enhancing our current platform to adapt to the changing AI landscape and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long‑term trajectory of this technological trend is uncertain. Further, market acceptance, understanding, and valuation of products and solutions that incorporate AI Technologies are uncertain and the perceived value of AI Technologies used and/or provided by our customers could be inaccurate. If AI is not broadly adopted by enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect. Further, if the consumer perception and perceived value of AI Technologies is inaccurate this could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, operating results, financial condition, and future prospects.

Concerns relating to the responsible use by our customers of new and evolving technologies, such as AI, which are supported by our platform, may result in collateral reputational harm to us. AI may pose emerging ethical issues and if our platform enables customer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability.

We have a limited operating history at our current scale, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with investment in our ordinary shares.

We have a relatively short history operating our business at our current scale and have grown rapidly since our founding in May 2024. Our limited operating history, including our limited history of selling our AI cloud infrastructure offering, the dynamic and rapidly evolving market in which we sell our platform, and the concentration of our revenue from a limited number of customers, as well as numerous other factors beyond our control, may make it difficult to evaluate our current business, future prospects and other trends. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries and sectors, such as the risks and uncertainties described herein. Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable or established market. If our assumptions regarding these risks and uncertainties are incorrect or change due to fluctuations in our markets, any material reduction in AI or machine learning spending, changes in demand for specialized AI cloud infrastructure, or otherwise, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business, operating results, financial condition, and future prospects would be adversely affected. We cannot ensure that we will be successful in addressing these and other challenges we may face in the future. The risks associated with having a limited operating history may be exacerbated by current macroeconomic and geopolitical conditions discussed herein.

Adverse global macroeconomic conditions, geopolitical risks, or reduced spending on AI and machine learning or on AI cloud infrastructure could adversely affect our business, operating results, financial condition, and future prospects.

Our business depends on the overall demand for and adoption of AI and machine learning and AI cloud infrastructure and on the economic health of our current and prospective customers. In addition, the purchase of our platform is often discretionary and may involve a significant commitment of capital and other resources. Weak global and regional economic conditions, including United Kingdom, United States and global macroeconomic issues, actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers or retaliation for those measures by other governments, labor shortages, supply chain disruptions, rising interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Russia/Ukraine, and tensions between China and Taiwan, weak economic conditions in certain regions or a reduction in business spending, including spending on developing AI and machine learning capabilities and on AI cloud infrastructure, regardless of macroeconomic conditions, could adversely affect our business, operating results, financial condition, and future prospects, including resulting in longer sales cycles, a negative impact on our ability to attract and retain new customers, increase sales of our platform, or sell additional products and solutions to our existing customers, lower prices for our products and solutions, and slower or declining growth.

Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our business, operating results, financial condition, and future prospects. In addition, evolving export control, sanctions, and related national security regimes that specifically affect AI hardware, software, and cloud infrastructure may require us to incur higher compliance and diligence costs, adjust how and where we deliver our offerings, or restrict the types of customers and use cases we support, which could amplify these macroeconomic and operational pressures.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. Specifically, we are exposed to the potential negative impacts from increased tension in Russia, particularly as it may affect the Nordic countries, such as Norway, Iceland and Finland, where we have or may in the future have operations. The risk includes hybrid warfare; cyberattacks; physical attacks on power and data infrastructure, including cables and pipelines; system jamming; disinformation campaigns; and political or military posturing against the North Atlantic Treaty Organization (“NATO”) countries. Geopolitical risk also includes potential Russian actions involving the rest of Europe and other NATO countries and the potential impact of those actions on EU-US and EU-UK relations. Our growth strategy includes pursuing opportunities in the APAC region, so material changes to these regimes or to their interpretation or enforcement may directly affect revenue we seek to generate from those markets and could require us to suspend, modify, or decline particular projects or relationships. In particular, the imposition of tariffs, trade controls, border taxes, or other barriers to trade may directly or indirectly impact our business, operating results, financial condition, prospects, and share price. For example, in 2025, the United States announced tariffs on imported goods from most countries and select countries have announced retaliatory tariffs in response, contributing to volatility in the markets. There can be no assurance that we will be able to mitigate the impacts of the foregoing or any future changes in global trade dynamics on our business.

As we plan to expand our operations in the APAC region, we are exposed to risks associated with China and with Chinese customers, particularly those arising from US-China relations, reputational risks related to China, and the potential for military conflict between China and Taiwan, which could have negative impacts on the global economy, including by affecting the supply of semiconductors from Taiwan, contributing to higher energy prices and creating uncertainty in the global capital markets. While we do not currently have employees or direct operations in Taiwan, our suppliers rely heavily on semiconductors supplied by Taiwan which are an important component of our platform and any reduction in that supply could materially disrupt our operations. The reputational risks include concerns about the security of information and physical infrastructure, the enforceability of contracts and intellectual property rights, governance and ESG issues, regulatory uncertainty (including changes in export controls and sanctions), heightened political scrutiny, potential retaliatory actions by governments or counterparties, and the sudden loss of customers or revenue. These risks may influence the decision-making of our investors, partners, and customers, who may view our activities in China or with Chinese customers as a reputational risk.

We also face a related risk that expanded ownership and control standards under sanctions and export control rules could require us to terminate or delay projects, modify or terminate existing contracts, or decline new business. For example, in September 2025, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) published the Affiliates Rule, which expanded the types of entities that are subject to the BIS Entity List. In November 2025, BIS delayed the implementation of the Affiliates Rule for a year. If the Affiliates Rule goes into effect as planned, it could result in subsidiaries or affiliates of existing or prospective customers becoming treated as restricted counterparties, requiring us to modify or terminate contractual arrangements, delay or cancel projects, or decline new business in order to remain compliant.

If we fail to efficiently enhance our platform and develop and sell new products and solutions and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our platform may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to, predict, adapt, and respond effectively to these changes on a timely basis. If we are unable to develop and sell new products and solutions that satisfy and are adopted by new and existing customers and provide enhancements, new features, and capabilities to our infrastructure that keep pace with rapid technological and industry change, our business, operating results, financial condition, and future prospects could be adversely affected. Further, prospective or existing customers may influence our product roadmap by requiring features optimal for their particular use case. If we are unable to adapt to meet customers’ requirements, they may use competitive offerings or internal solutions that eliminate reliance on third‑party providers, and our business, operating results, financial condition, and future prospects could be adversely affected. Moreover, prioritizing development of such features may require significant engineering resources and may not be compatible with the requirements of other customers, which could impact overall adoption of our platform. If new technologies emerge that limit or eliminate reliance on AI cloud platform and infrastructure providers like us, for example, by decreasing demand for AI training and inference workloads, or that enable our competitors to deliver competitive services at lower prices or with greater efficiently, convenience, or security, such technologies could adversely impact our ability to compete. If our solutions do not allow us or our customers to comply with the latest regulatory requirements, sales of our platform, products and solutions to existing customers may decrease and new customers will be less likely to adopt our platform.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our platform, products and solutions grows. As sales of our platform grow, we will need to devote additional resources to expanding, improving, and maintaining our infrastructure and integrating with third‑party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, to serve our growing customer base, and to improve our IT and financial infrastructure, operating and administrative systems, and our ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of, or delay in, these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact our revenue growth and our reputation. We may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop, and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. In some circumstances, we may also determine to scale our technology through the acquisition of complementary businesses and technologies rather than through internal development, which may divert management’s time and resources. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our services, we will not be able to grow as quickly as we anticipate, our customers may reduce or terminate use of our platform and we will be unable to compete as effectively and our business, operating results, financial condition, and future prospects will be adversely affected.

We continually work to upgrade and enhance our platform, products and solutions in response to customer demand and to keep up with technological changes. Part of this process entails cycling out outdated components of our infrastructure and replacing them with the latest technology available. This requires us to make certain estimates with respect to the useful life of the components of our infrastructure and to maximize the value of the components of our infrastructure, including our GPUs, to the fullest extent possible. We cannot guarantee that our estimates will be accurate or that our attempts at maximizing value will be successful. Any changes to the significant assumptions underlying our estimates or to the estimates of our components’ useful lives, or any inability to redeploy components of our existing infrastructure to extend past their contracted life could significantly affect our business, operating results, financial condition, and future prospects.

Our platform must also integrate with a variety of network, hardware, storage, and software technologies, and we need to continuously modify and enhance the capabilities of our platform to adapt to changes and innovation in these technologies. If our customers widely adopt new technologies, we may need to redesign parts of our platform to work with those new technologies. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect our business, operating results, financial condition, and future prospects. Any failure of our infrastructure’s capabilities to operate effectively with future technologies and software platforms could reduce the demand for our platform. If we are unable to respond to these changes in a cost‑effective manner, our platform may become less marketable and less competitive or obsolete, and our business may be harmed.

In addition, we must also continue to effectively manage our capital expenditures by maintaining and expanding our data center capacity, servers and equipment, grow in geographies where we currently have limited or no presence, and ensure that the performance, features, and reliability of our services and our customer service remain competitive in a rapidly changing technological environment. If we fail to manage our growth, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

Our data centers are subject to numerous operational risks, including but not limited to cybersecurity, physical security, extreme weather and third-party dependencies.

Our data centers and associated infrastructure may be subject to cybersecurity attacks or failures, including as a result of outside nefarious parties (whether private or state-backed), human error, malfeasance, internal threats, various kinds of system errors, system vulnerabilities, lack of or inadequate cybersecurity controls and protective mechanisms, which may result in service outages and adversely affect our ability to provide our services to customers. We are exposed to cyberattacks that could disable our data centers, compromise data security, or result in leaks of sensitive information, causing financial and reputational harm. See also “—A network or data security incident impacting us, or our third-party providers, whether actual, alleged, or perceived, could harm our reputation, create liability and regulatory exposure, and adversely impact our business, operating results, financial condition, and future prospects.” We are unable to ensure that the security measures that we take will be adequate to prevent or protect our data centers and associated infrastructure against a cybersecurity attack, and any impact to our data centers will affect our services and may also impact our business, results of operations and financial condition.

Our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including severe weather or temperatures, earthquakes, floods, landslides, fires, power loss, system failures, computer and other cybersecurity vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, as well terrorist acts, war and other catastrophic events. Notably, our existing and planned operations in Norway are at risk from extreme cold, while our operations in Texas face risks from extreme heat and flooding. These adverse or extreme weather conditions can affect both the construction and operation of our data centers, potentially delaying their completion and, consequently, our ability to provide services to customers.

Our data center facilities have not experienced, but may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including availability or sufficiency of power, infrastructure changes, and capacity constraints, occasionally due to overwhelming simultaneous demand for our infrastructure. In addition, we are exposed to risks associated with the critical infrastructure on which our business relies, including the vast, interconnected network of pipelines that run across and between continents, as well as power transmission lines and fiber-optic cables that extend over land, underground, and under the sea. The security of these assets is vulnerable to damage from natural events and to cyber and physical attacks by domestic or international actors.

Data center facilities housing our network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons.

Various factors, many of which are beyond our control, can adversely affect the performance, availability, and delivery of our services to our customers including:

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the development, maintenance, and functioning of the underlying infrastructure of the internet as a whole;
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power and power grid constraints;
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the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable and efficient internet access and services;
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the success or failure of our redundancy systems;
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the success or failure of our disaster recovery and business continuity plans;
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decisions by global telecommunications service provider partners who provide us with network bandwidth to modify or terminate our contracts, shut down their operations, increase our prices, modify the level of service they provide, breach their contract, or prioritize other parties over us; and
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changing sentiment by government regulators relating to data center development, including in response to public concerns regarding environmental impact and development, which may result in restrictive government regulation or otherwise impact the future construction of additional data centers.

Furthermore, our data center employees are critical to our ability to maintain our business operations and reach our service level commitments. If our employees are unable to access our data centers for any reason, we could experience operational issues at the affected site. Pandemics, weather and climate related crises or any other social, political, or economic disruption in the United Kingdom, United States or abroad could prevent sufficient staffing at our data centers, or at our corporate offices, and would adversely affect our business, operating results, financial condition, and future prospects.

In addition, our customer contracts contain service-level commitments that require us to deliver fixed amounts of compute capacity. If we do not accurately anticipate our own data center capacity required by our customers, including if they use less or more of our infrastructure than expected, we would incur additional costs due to acquiring more capacity than is used and paid for by our customers or, alternatively, in seeking and constructing additional data center capacity to fulfill unexpected demand on terms that may not be economically reasonable or acceptable to us.

We lease certain of our data center space from third parties and the ability to retain these leases could be a significant risk to our ongoing operations.

While we generally seek to develop and operate owned sites as part of our business strategy, we also utilize leasehold sites and do not own all the data center buildings in our portfolio. For example, we lease space in or otherwise license use of third-party data centers located in Texas. The leased sites accounted for approximately 25% of the total MW of active and contracted capacity operated across our data centers for the year ended December 31, 2025. Moreover, we may acquire additional leased data center space or businesses that lease facilities instead of owning them.

In addition, we do not control the operation of these third-party data centers, and they may suffer interruptions in service from events beyond our control, including from acts of government, natural events, power loss, break-ins or misconduct by those third parties. We have faced, and may continue to face, rising costs for power consumed at our data centers. Our business could be harmed if we are unable to renew the leases for these data centers on favorable terms or at all.

Many of the leases we have entered into for third-party data centers have multi-year terms and fixed capacity. If renewal rates are less favorable than those we currently have, we may be required to increase revenues within existing data centers to offset such increase in lease payments. Failure to increase revenues to sufficiently offset these projected higher costs could adversely impact our operating income.

If we are unable to renew the lease at any of our data centers, we could lose customers due to the disruptions in their operations caused by the relocation. We could also lose those customers that choose our data centers based on their locations. The costs of relocating data center infrastructure equipment, such as generators, power distribution units and cooling units, to different data centers could be prohibitive and, as such, we could lose the value of this equipment. For these reasons, any lease that cannot be renewed could adversely affect our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results have varied significantly from period to period in the past, and we expect that our operating results will continue to vary significantly in the future such that period‑to‑period comparisons of our operating results may not be meaningful. In addition, in future periods, we may experience fluctuations in our operating results, given the nature of our committed contract business, the size of those contracts, and period‑to‑period variation in new business signed and revenue recognized from existing contracts. This could adversely affect our business, operating results, financial condition, and future prospects. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Fluctuations in quarterly results may negatively impact the trading price of our ordinary shares. Our quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, without limitation:

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the amount and timing of operating costs and capital expenditures related to the expansion of our business;
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any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;
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general global macroeconomic and political conditions, both domestically and in our foreign markets that could impact some or all regions where we operate, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, increases in energy costs and potential global recession;
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the impact of natural or man‑made global events on our business, including wars and other armed conflict, such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan;
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changes in our legal or regulatory environment, including developments in regulations relating to AI and machine learning;
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our ability to attract new and retain existing customers, increase sales of our platform, or sell additional products and solutions to existing customers;
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the budgeting cycles, seasonal buying patterns, and purchasing practices of customers;
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the timing and length of our sales cycles;
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changes in customer requirements or market needs;
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changes in the growth rate of the AI cloud infrastructure market generally;

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the timing and success of new solution and service introductions by us or our competitors or any other competitive developments, including consolidation among our customers or competitors;
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any disruption in our strategic relationships;
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our ability to successfully expand our business domestically and internationally;
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equity or debt financings and the capital markets environment, including interest rate changes;
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our ability to reduce our cost of capital over time;
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decisions by organizations to purchase specialized AI cloud infrastructure from larger, more established vendors;
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our ability to successfully and timely deliver our products and solutions to customers under our committed contracts, including due to data center construction and operation lead times;
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our ability to successfully and timely deploy launches of additional data centers;
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the timing and success of the integration of new infrastructure, including new GPU generations, into our platform;
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changes in our pricing policies or those of our competitors;
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insolvency or credit difficulties confronting our customers, including bankruptcy or liquidation, due to individual, macroeconomic, and regulatory factors, including those specifically impacting early‑stage AI ventures, affecting their ability to purchase or pay for our platform;
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significant security breaches of, technical difficulties with, or interruptions to, the use of our platform or other cybersecurity incidents;
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extraordinary expenses such as litigation or other dispute‑related settlement payments or outcomes, taxes, regulatory fines or penalties;
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the timing of revenue recognition and revenue deferrals;
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future accounting pronouncements or changes in our accounting policies or practices;
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negative media coverage or publicity; and
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increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, could result in significant fluctuations in our financial condition, cash flows, and other operating results from period to period.

The development and use of AI tools and data centers is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain.

The rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the responsible or ethical use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. In the event that existing scaling laws do not continue to apply as they have in the past, demand by our customers for compute resources, including our products and solutions, may not continue to increase over time, or may decrease if overall demand for AI is impacted by a lack of further technological development. Additional regulations may also impact our customers’ ability to develop, use and commercialize AI Technologies, which would impact demand for our platform, products and solutions, and may affect our business, operating results, financial condition, and future prospects.

Further, any content created by us using generative AI tools, including the source code of our proprietary software, may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. We may license AI tools from third parties that use models trained on data that could potentially violate intellectual property or other third-party rights or violate laws. If these AI tools generate output that is infringing, we could be subject to claims or lawsuits. While some providers of AI tools offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI tools, we may not be successful in adequately recovering our losses in connection with such claims. These AI tools may also produce results or generate content that is inaccurate or misleading. In addition, our use of AI tools may increase the risk that our data will be unintentionally disclosed, including confidential business information, or may undermine our claims to certain intellectual property.

AI and related industries, including cloud services, are under increasing scrutiny from regulators due to their concerns about market concentration, anti‑competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. Our customers may become subject to further AI regulations, including any restrictions on the total consumption of compute technology, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for our customers’ AI infrastructure, and may adversely affect our business, operating results, financial condition, and future prospects.

Expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results, financial condition, and future prospects.

Our data centers are primarily located in regions with abundant renewable power, including Norway, Portugal, Iceland, and the United States. For the years ended December 31, 2025 and 2024, a substantial majority of our revenue was derived from deployments in Norway. We expect to continue to make significant investments to expand our international operations and compete with local competitors in existing and new markets. Our global business is subject to risks associated with doing business in jurisdictions outside of the United States, including, but not limited to:

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slower than anticipated demand for AI and machine learning solutions offered by existing and potential customers in new geographies and slower than anticipated adoption of specialized AI cloud‑based infrastructures by international businesses;
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fluctuations in foreign currency exchange rates, which could add volatility to our operating results;
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limitations within our debt agreements that may restrict our ability to make investments in our foreign subsidiaries;
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new, or changes in, regulatory requirements, including with respect to AI;
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tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;
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exposure to numerous, increasing, stringent (particularly in the European Union), and potentially inconsistent laws and regulations relating to privacy, data protection, and information security;
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costs of localizing our platform;
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lack of acceptance of localized products and solutions;
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the need to make significant investments in people, solutions, and infrastructure, typically well in advance of revenue generation;
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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs;
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difficulties in maintaining our corporate culture with a dispersed and distant workforce;
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treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including with respect to our corporate operating structure and intercompany arrangements;
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different or weaker protection of our intellectual property, including increased risk of theft of our proprietary technology and other intellectual property;
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economic weakness or currency‑related disparities or crises;
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compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, data privacy, anti‑corruption, import/export, antitrust, data transfer, storage and protection, and industry‑specific laws and regulations, including regulations related to AI;
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generally longer payment cycles and greater difficulty in collecting accounts receivable;
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our ability to adapt to sales practices and customer requirements in different cultures;
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the lack of reference customers and other marketing assets in regional markets that are new or developing for us, as well as other adaptations in our market generation efforts that we may be slow to identify and implement;
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dependence on certain third parties, including third‑party data center facility providers;

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natural disasters, acts of war, terrorism, or pandemics, including the armed conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan;
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actual or perceived instability in the global banking system;
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cybersecurity incidents;
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corporate espionage; and
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political instability and security risks in the countries where we are doing business and changes in the public perception of governments in the countries where we operate or plan to operate.

We have in the past, and may in the future, enter into collaborations or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, financial condition, and future prospects could be adversely affected.

We have in the past, and may in the future, enter into collaborations, strategic alliances, joint ventures or other arrangements with third parties in connection with the development, operation, and enhancements to our platform and the provision of our products and solutions. We have announced significant partnerships for certain of our projects, including Stargate Norway in July 2025 and our UK-based infrastructure initiative (“Stargate UK”) in September 2025, with the aim of establishing an overarching infrastructure platform based across a number of sites in the United Kingdom in partnership with NVIDIA, Microsoft, and OpenAI. In April 2026, OpenAI withdrew from the Stargate Norway and Stargate UK partnerships, with Microsoft subsequently expanding its agreement with us to take the extra compute capacity at Stargate Norway. In addition, our colocation and leased projects involve placing equipment in our partners’ or landlords’ data centers, and our owned data center projects involve working with key deployment partners. Identifying strategic relationships with third parties, and negotiating and documenting relationships with them, may be time‑consuming and complex and may distract management. Moreover, we may be delayed, or may not be successful, in achieving the objectives that we anticipate as a result of such strategic relationships. In evaluating counterparties in connection with collaborations or strategic alliances, we consider a wide range of economic, legal, and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results, and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet our or our customers’ needs which may adversely affect our ability to deliver products and solutions to customers and may adversely impact our business, operating results, financial condition, and future prospects. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Often, our partners are also our customers, investors and suppliers. Such arrangements may limit our control over key decisions, timelines, capital commitments, and operational standards, and our partners may have differing economic interests, risk tolerances, or strategic priorities. Disputes, misalignment, governance constraints, or a partner’s financial distress or failure to perform could delay projects, increase costs, restrict expansion, or require us to contribute additional resources. In addition, these partnerships may expose us to shared liabilities, regulatory compliance risks, and challenges in exiting or restructuring such arrangements, any of which could adversely affect our business. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete or to grow our revenue could be impaired and our business, operating results, financial condition, and future prospects could be adversely affected.

Our platform is complex and performance problems or defects associated with our platform may adversely affect our business, operating results, financial condition, and future prospects.

It may become increasingly difficult to maintain and improve our platform performance, especially during peak demand spikes and as our customer base grows and our platform becomes more complex. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time or at all, we could experience a loss of customers, lost or delayed market acceptance of our platform, delays in payment to us by customers or issuance of credits to impacted customers, injury to our reputation and brand, warranty and legal claims against us, significant cost of remedying these problems, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results, financial condition, and future prospects, as well as our reputation, may be adversely affected.

Further, the hardware and software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products and solutions are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors may be detected in the future by us or our customers. We cannot ensure that our platform, including any new products and solutions that we release, will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. We also rely on third‑party suppliers for the most significant components of the equipment we use to operate our infrastructure. These third‑party suppliers may also experience defects or errors in the products that we utilize in our platform, which would impact our platform and may result in performance problems or service interruptions. The costs incurred in correcting any such defects or errors, including those in third‑party components, may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business.

In addition, all of our customer agreements and terms of service contain service level commitments, which outline minimum thresholds or operating ranges and cover factors such as cluster availability and failure process. If we are unable to meet the stated service level commitments due to performance problems or defects, we may be contractually obligated to provide the affected customers with service credits or refunds, which could significantly affect our revenue in the periods in which any issues occur and the credits or refunds are applied. As a result of degradation of service and interruptions to our platform, we may be required to provide service credits and/or refunds to certain of our affected customers with whom we had service level commitments. We could also face customer terminations with refunds of prepaid amounts, which could significantly affect both our current and future revenues. Any service level failures could harm our business.

A network or data security incident impacting us, or our third‑party providers, whether actual, alleged, or perceived, could harm our reputation, create liability and regulatory exposure, and adversely impact our business, operating results, financial condition, and future prospects.

Companies are subject to an increasing number, and wide variety, of attacks on their networks on an ongoing basis. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including personal information, as well as proprietary information belonging to our, our third-party providers or our customers’ business such as trade secrets (collectively, “Confidential Information”). We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT systems”) and Confidential Information, including, traditional computer “hackers,” malicious code (such as viruses and worms), social engineering/phishing attempts, ransomware, account takeover, business email compromise, employee fraud or bad actors, theft or misuse, denial of service attacks, misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, and sophisticated nation‑state sponsored actors engage in cyber intrusions and attacks that create risks for our infrastructure and the Confidential Information, which it hosts and transmits. State‑supported and geopolitical‑related cyberattacks may rise in connection with regional geopolitical conflicts such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan. Moreover, the ongoing war in Russia/Ukraine and associated activities in Russia as well as in the Middle East, have increased the risk of cyberattacks on various types of infrastructure and operations. We may be a valuable target for cyberattacks given the critical data which we host and transmit.

Although we have implemented security measures designed to prevent such attacks, we cannot guarantee that such measures will operate effectively to protect our and our third‑party providers’ IT systems or physical facilities from breach due to the actions of outside parties, human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of the foregoing, or otherwise, and as a result, an unauthorized party may obtain access to our, our third‑party providers’ or our customers’ IT systems or Confidential Information. The techniques used to obtain unauthorized access to systems or sabotage systems, or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers may be vulnerable to computer viruses or physical or electronic break‑ins that our security measures may not detect. Protecting our own assets has become more expensive and these costs may increase as the threat landscape increases, including as a result of use by bad actors of AI. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including AI– that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Because our products and solutions are integrated with our customers’ systems and processes, a breach in or failure of our or our third‑party providers’ data security measures or defenses or an attack against our platform could and have impacted our infrastructure and systems, creating system disruptions or slowdowns and providing access to malicious parties to information hosted and transmitted by our infrastructure, resulting in data, including the Confidential Information of our customers, being publicly disclosed, misused, altered, lost, stolen or otherwise compromised, which could subject us to liability and reputational harm and adversely affect our financial condition. While no incidents have had a material impact on our operations or financial results as of the date of this prospectus, we cannot guarantee that material incidents will not occur in the future. If compromised, our own IT systems could be used to facilitate or magnify an attack. Further, the increase in remote work by companies and individuals in recent years has generally increased the attack surface available to bad actors for exploitation, and as such, the risk of a cybersecurity incident potentially occurring has increased. Finally, we may in the future acquire companies with cybersecurity vulnerabilities or unsophisticated security measures, which exposes us to significant cybersecurity, operational and financial risks.

Any actual, alleged, or perceived security breach in our third‑party providers’ or partners’ IT Systems, or any other actual, alleged or perceived cybersecurity incident that we or our third‑party providers or partners suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to or recover from any incident, regulatory investigations and enforcement actions, fines and penalties, costly litigation (including class actions), and other liability. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations, and contracts that protect the privacy and security of personal information. For a description of the privacy and security laws, regulations and other industry requirements to which our business is subject, see the risk factor below “— We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.”

We are subject to evolving cybersecurity requirements in various jurisdictions. The EU NIS2 Directive or Directive (EU) 2022/2555 (“NIS2”), for instance, imposes security risk management, governance and incident reporting obligations on cloud computing and data center service providers like us. In the United Kingdom, we are subject to the U.K. Network and Information Systems Regulations. Compliance with these regulations requires continued investment in security controls, supply‑chain due diligence and internal governance, and could increase costs and operational complexity across our operations.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom, and the United States may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data breach. For instance, under NIS2, reporting is required for “significant incidents” or events compromising the availability, authenticity, integrity or confidentiality of data or services that either cause, or could cause, severe operational disruption or financial loss to the entity, or considerable material or non-material damage to others. Complying with such numerous and complex regulations in the event of a cybersecurity incident can be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. In addition, certain of our customer agreements, as well as privacy laws, may require us to promptly report cybersecurity incidents involving our systems or those of our third-party partners that compromise the security, confidentiality, or integrity of certain processed customer data. Regardless of our contractual protections, these mandatory disclosure obligations could be costly, result in litigation, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches or incidents.

There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Although we maintain cybersecurity insurance, there can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance or that applicable insurance in the future will be available on economically reasonable terms or at all.

We may also incur significant financial and operational costs to investigate, remediate, eliminate, and put in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely affect the market perception of infrastructure and customer and investor confidence in our company, and would adversely affect our business, operating results, financial condition, and future prospects. There is a risk that as we expand, we may assume liabilities for cybersecurity incidents experienced by the companies we acquire.

Further, from time to time, government entities (including law enforcement bodies) may in the future seek our assistance with obtaining access to our customers’ data. Although we strive to protect the privacy of our customers, we may be required from time to time to provide access to customer data to government entities. In light of our privacy commitments, although we may legally challenge law enforcement requests to provide access to our IT systems, Confidential Information or other customer content, we may nevertheless face complaints that we have provided information improperly to law enforcement or in response to non‑meritorious third‑party complaints. We may experience adverse political, business, and reputational consequences, to the extent that we do not provide assistance to or comply with requests from government entities in the manner requested or challenge those requests publicly or in court or provide, or are perceived as providing, assistance to government entities that exceeds our legal obligations. Any such disclosure could significantly and adversely impact our business and reputation.

Any failure of our IT systems or those of one or more of our IT service providers, business partners, vendors, suppliers, or other third‑party service providers, or any other failure by such third parties to provide services to us may negatively impact our relationships with customers and harm our business.

Our business depends on various IT systems and outsourced IT services. We rely on third‑party IT service providers, business partners, vendors, and suppliers to provide critical IT systems, corporate infrastructure, and other services and are, by necessity, dependent on them to adequately address cybersecurity threats to, and other vulnerabilities, defects, or deficiencies of or in their own systems. This includes infrastructure such as electronic communications, finance, marketing, and recruiting platforms and services such as IT network development and network monitoring, and third‑party data center hosting of our systems for our internal and customer use. We do not own or control the operation of the third‑party facilities or equipment used to provide such services. Our third‑party vendors and service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, including with respect to service levels and cost, or at all, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to us. Moreover, any financial difficulties, such as bankruptcy, faced by such vendors, the nature and extent of which are difficult to predict, may harm our business. Since we cannot easily switch vendors without making other business trade‑offs, any disruption with respect to our current providers would impact our operations and our business may be harmed. Furthermore, our disaster recovery systems and those of such third parties may not function as intended or may fail to adequately protect our business information in the event of a significant business interruption. Any termination, failure, or other disruption of any of such systems or services of our third‑party IT providers, business partners, vendors, and suppliers could lead to operating inefficiencies or disruptions, which could harm our business, operating results, financial condition, and future prospects.

Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Further, if AI is not broadly adopted by enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our platform at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and adversely affect our business, operating results, financial condition, and future prospects.

As part of our business strategy, we expect to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent. All of our acquisitions and venture investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.

In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in an acquisition. Further, current and future changes to the U.K., U.S. and foreign regulatory approval process and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming or contain burdensome conditions, which may prevent the transaction or jeopardize, delay or reduce the anticipated benefits of the transaction, and impede the execution of our business strategy. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our customers or investors.

In addition, if we are unsuccessful at integrating future acquisitions, or the technologies and personnel associated with such acquisitions into our company, the business, operating results, financial condition, and future prospects of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write‑offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies.

We may in the future have to pay cash, incur debt, issue equity securities or provide computing services to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders, which, depending on the size of the acquisition, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Furthermore, our ability to make acquisitions and finance acquisitions through the sale of equity or issuance of debt is limited by certain restrictions contained in our debt agreements.

Additional risks we may face in connection with acquisitions include:

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diversion of management’s time and focus from operating our business to addressing acquisition integration challenges;
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the inability to coordinate research and development and sales and marketing functions;
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the inability to integrate solution and service offerings;
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the need to meet all conditions to closing of an acquisition, which may not all be achieved on a timely manner or at all;
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retention of key employees from the acquired company;
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changes in relationships with strategic partners or the loss of any key customers or partners as a result of acquisitions or strategic positioning resulting from the acquisition;
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cultural challenges associated with integrating employees from the acquired company into our organization;
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integration of the acquired company’s accounting, customer relationship management, management information, human resources, and other administrative systems;
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the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;
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unexpected security risks or higher than expected costs to improve the security posture of the acquired company;
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higher than expected costs to bring the acquired company’s IT infrastructure up to our standards;
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additional legal, regulatory, or compliance requirements;
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financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;
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liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;
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failing to achieve the expected benefits of the acquisition or investment; and
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litigation or other claims in connection with the acquired company, including claims from or against terminated employees, customers, current and former shareholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.

We may not realize the potential benefits and synergies sought with our recent acquisition of the Monarch Compute Campus and the proposed Anyscale Acquisition.

In March 2026, we acquired the Monarch Compute Campus and in July 2026, we entered into a definitive agreement to acquire Anyscale. The success of these acquisitions, including anticipated benefits and synergies, depends in part on our ability to successfully integrate the acquired entities.

We believe that there are significant benefits and synergies that may be realized from our acquisition of the Monarch Compute Campus, including securing our long-term leadership in the U.S. AI infrastructure by internalizing power origination and development capabilities with our new subsidiary, Nscale Energy & Power. However, our ability to successfully realize the potential benefits and synergies depends on, among other things:

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the completion of requisite land transfers, obtaining and maintaining all necessary permits, zoning approvals, environmental clearances, and other governmental authorizations at the federal, state, and local levels, any of which may be subject to legal challenge, delay, or revocation;
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the successful design, installation, and commissioning of behind-the-meter power generation through an on-site powered micro-grid capable of meeting our energy demands on a reliable and continuous basis;
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installation and ongoing availability of sufficient, reliable connectivity infrastructure necessary to support our operations;
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access to natural gas supply at commercially viable costs and on terms sufficient to support our long-term energy requirements;
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the ability to secure a sufficient number of customer contracts on favorable terms to support the economic viability of the Project across its anticipated tranches;
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our continued collaboration with Caterpillar as a supplier of natural gas generators;
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support from local communities, including from local and state government officials; and
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the concentration of our business, resources, and management attention in the construction and operation of a multi-tranche project.

Additionally, our ability to successfully realize the potential benefits and synergies of the Anyscale Acquisition depends on, among other things:

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the satisfaction of closing conditions and receipt of regulatory approvals;
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the successful integration of Anyscale’s software layer into our existing software capabilities; and
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the ability to maintain compatibility with our customers’ existing technology and preserve Anyscale’s existing relationships.

The failure to successfully execute on any one or more of these elements could result in significant cost overruns or delays, which could have an adverse effect on our business, operating results, and financial condition.

The Anyscale Acquisition may not be completed within the expected timeframe, or at all.

In July 2026, we entered into a definitive agreement to acquire Anyscale. The Anyscale Acquisition is expected to close in the second half of 2026 and is subject to the satisfaction (or waiver, to the extent permitted) of various closing conditions, some of which are beyond our control, and there can be no assurance that such conditions will be satisfied on the expected timeline, or at all. These conditions and related risks may include, among others:

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the accuracy of the representations and warranties of each party;
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compliance by each party in all material respects with its respective covenants;
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receipt of required regulatory approvals, including the risk that antitrust scrutiny by regulatory agencies and changes to regulatory approval processes in U.S. and non-U.S. jurisdictions may cause approvals to take longer than anticipated to obtain, may not be obtained at all, or may contain burdensome conditions that may prevent the transaction from closing or jeopardize, delay, or reduce the anticipated benefits of the transaction; and
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the absence of certain events or changes that could give rise to contractual rights not to close or to terminate the acquisition agreement.

In addition, either party may have the right to terminate the acquisition agreement under certain circumstances, including if specified conditions are not satisfied or waived by applicable deadlines or if other termination events occur. If the Anyscale Acquisition is delayed or is not completed, we may be subject to a number of adverse consequences, including but not limited to, negative reactions from the financial markets, our current or future customers and other business partners, costs relating to the proposed acquisition, and the substantial commitments of time and resources by management. Any of these events could have an adverse effect on our business, operating results, financial condition, and future prospects.

The anticipated benefits of past and potential future joint ventures may not be fully realized or take longer to realize than expected. In addition, our potential joint venture investments could expose us to risks and liabilities in connection with the formation of the new joint ventures, the operation of such joint ventures without sole decision-making authority, and our reliance on joint venture partners who may have economic and business interests that are inconsistent with our business interests.

We have in the past and may in the future enter into joint ventures, including to develop and operate data centers. Certain sites that are intended to be utilized in joint ventures may require investment for development. The success of these joint ventures could also depend, in part, on the successful development of the data center sites, and we may not realize all of the anticipated benefits. Such development may be more difficult, time-consuming, or costly than expected and could result in increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which could materially impact our business, operating results, financial condition, and future prospects. Additionally, if it is determined these sites are no longer desirable for the joint ventures, we would need to adapt such sites for other purposes.

The success of any joint ventures will depend, in part, on the successful relationship between us and our joint venture partners. A failure to successfully partner, or a failure to realize our expectations for the joint ventures, including any contemplated exit strategy from a joint venture, could materially impact our business, operating results, financial condition, and future prospects. These joint ventures could also be negatively impacted by inflation, supply chain issues, an inability to obtain financing on favorable terms or at all, an inability to fill the data center sites with customers as planned, and development and construction delays.

These joint ventures could result in our acquisition of non-controlling interests in, or shared responsibility for, managing the affairs of a property or portfolio of properties, partnership, joint venture, or other entity. We may be subject to additional risks, including:

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we may not have the right to exercise sole decision-making authority regarding the properties, partnership, joint venture, or other entity;
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if our partners become bankrupt or fail to fund their share of required capital contributions, we may choose to or be required to contribute such capital;
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our partners may have economic, tax, or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our interests or objectives;
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our joint venture partners may take actions that are not within our control, which could require us to dispose of the joint venture asset or purchase the partner’s interests or assets at an above-market price;
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our joint venture partners may take actions unrelated to our business agreement but which reflect poorly on us because of our joint venture relationship;
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disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our day-to-day business;
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we may in certain circumstances be liable for the actions of our third-party partners or guarantee all or a portion of the joint venture’s liabilities, which may require us to pay an amount greater than its investment in the joint venture;
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we may need to change the structure of an established joint venture or create new complex structures to meet our business needs or the needs of our partners which could prove challenging; and
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a joint venture partner’s decision to exit the joint venture may not be at an opportune time for us or in our business interests.

Each of these factors may result in returns on these investments being less than we expect or in losses, and business, operating results, financial condition, and future prospects may be adversely affected.

We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel, including members of our board of directors, could harm our business.

Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization as well as members of our board of directors. We also rely on our senior leadership team to secure large‑scale contracts, and turnover or reduced effectiveness in this group could have an adverse impact on our ability to grow the business. The loss of key personnel, particularly Josh Payne, our Founder, Chief Executive Officer, and Chair of our board of directors, or any of our other executive officers, as well as certain of our key marketing, sales, finance, support, network development, construction, human resources, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

Competition for highly skilled personnel is intense, especially in the London and other global technology hub areas where we have a substantial presence and need for highly skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. The technology industry, and the AI cloud infrastructure industry more specifically, is also subject to substantial and continuous competition for engineers with high levels of experience in designing, developing, and managing infrastructure and related services. Moreover, the industry in which we operate generally experiences high employee attrition. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. For example, we have faced typical industry challenges, including the urgency of hiring and extended recruitment cycles for niche technical roles, increased salary and equity expectations driven by market demand and macroeconomic conditions, and broader competition due to hybrid and remote work arrangements that expand candidate options globally.

In recent years, recruiting, hiring, and retaining employees with expertise in the AI computing industry has become increasingly difficult as the demand for AI computing infrastructure has increased as a result of the increase in AI and machine learning development, deployment, and demand. We may be required to provide more training to our personnel than we currently anticipate. Further, labor is subject to external factors that are beyond our control, including our industry’s highly competitive market for skilled workers and leaders, cost inflation, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted.

Moreover, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team, sales team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We may in the future, be subject to allegations that employees we hire have been improperly solicited, or that they have been hired in violation of non‑compete provisions or non‑solicitation provisions.

In addition, we may change the composition of our compensation package offered to employees, including the amount or ratio of cash and equity compensation. If the perceived value of our compensatory package declines or is subject to significant value fluctuations, it may adversely affect our ability to attract and retain highly skilled employees. On the other hand, any increases to the amount of cash compensation will increase our cash expenditures. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees as well as directors, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.

We have a limited history selling access to our platform under our current business model and are continuing to scale our operations and evolve our go-to-market strategy, which may make it difficult to evaluate our business and prospects and increase the risks associated with an investment in our ordinary shares.

We have a limited history selling access to our AI cloud infrastructure and proprietary Managed Software and Application services under our current business model, and we are continuing to scale our operations and evolve our go-to-market strategy. We currently sell access to our platform primarily through committed contracts that function on a take-or-pay basis. We also offer on-demand clusters to support smaller customers on a pay-as-you-go basis, under which these customers would be able to procure capacity on a usage basis and pay in small increments. For the years ended December 31, 2024, and 2025, committed contracts accounted for the vast majority of our revenue. There is no guarantee that in the future customers will continue to be willing to enter into, and that the industry will continue to support, a take-or-pay model, and any move towards a pay-as-you-go model will impact our ability to forecast our expected cash flows and operating results, impact our margins, and affect our business, operating results, financial condition, and future prospects. Moreover, some of our committed contracts include a prepayment from our customers prior to them receiving any of our services. The level of prepayments we receive from customers may fluctuate over time as we continue to scale our operations and evolve our go-to-market strategy, customer base, and the use cases for our platform. Moreover, any changes in the timing or level of customer payments, including prepayments, would impact our cash flows. Furthermore, scaling our operations and evolving our go-to-market strategy may take more time and require more effort to implement than anticipated and may have results that are difficult to predict which could result in decreased revenue from our customers. Our business and pricing models have not been fully proven, and we have only a limited operating history with our current business and pricing models to evaluate our business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. Moreover, our historical revenue growth should not be considered indicative of our future performance.

If we are unable to attract new customers, retain existing customers, and/or expand sales of our platform, products and solutions to such customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, financial condition, and future prospects.

In order to grow our business, we must continue to attract new customers in a cost‑effective manner and enable these customers to realize the benefits associated with our platform. We may experience difficulties demonstrating to customers the value of our platform and any new products and solutions that we offer. As we develop and introduce new products and solutions and add new and upgraded components of our platform, we face the risk that customers may not value or be willing to adopt these newer offerings, and may forgo adopting one or more newer generations of our existing offerings. Regardless of the improved features or superior performance of the newer offerings, customers may be unwilling to adopt our platform due to design or pricing constraints, among other reasons. Even if customers choose to adopt our platform or new products and solutions that we develop, they may be slow to do so. Because of the extensive time and resources that we invest in research and development, if we are unable to sell new products and solutions, our revenue may decline and our business, operating results, financial condition, and future prospects could be negatively affected. Historically, we have maintained an internal sales team that is focused on responding to inbound inquiries, outbound prospecting targeting specific customers, expanding sales of our platform to existing customers, and expanding our revenue in specific markets to drive revenue growth. In addition, our internal sales efforts are supplemented by our senior leadership-led pursuit and negotiation of hyperscale contracts, which we expect to continue leveraging to drive future sales and initiatives. If our sales team is not successful at growing our customer base, our future growth will be impacted.

In addition, we must persuade potential customers that our platform offers significant advantages over those of our competitors. As our market matures, our products and solutions evolve, and competitors introduce lower cost and/or differentiated solutions or services that are perceived to compete with our platform, our ability to maintain or expand sales of our platform, products and solutions could be impaired. Even if we do attract new customers, the cost of new customer acquisition, implementation of our platform, and ongoing customer support may prove higher than anticipated, thereby adversely impacting our profitability.

Other factors, many of which are out of our control, may now or in the future impact our ability to retain existing customers, attract new customers, and expand sales of our platform, products and solutions to such customers in a cost‑effective manner, including:

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potential customers’ commitments to existing solutions or services or greater familiarity or comfort with other solutions or services;
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our ability to secure sufficient power for our platform and solutions;
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decreased spending on specialized AI cloud infrastructure or AI or machine learning development generally;
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deteriorating general economic and geopolitical conditions;
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future governmental regulation, which could adversely impact growth of the AI sector;
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negative media, industry, or financial analyst commentary regarding our platform, AI infrastructure, and the identities and activities of some of our customers;
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our ability to expand, retain, and motivate our sales, customer success, cloud operations, and marketing personnel;
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our ability to obtain or maintain industry security certifications for our platform;
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the perceived risk, commencement, or outcome of litigation; and
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increased expenses associated with being a public company following this offering.

Our product offerings are primarily delivered through bare-metal deployments, which may limit customer switching costs and increase the risk of client churn. Bare-metal deployments involve dedicating GPUs to a single customer. Our business relies heavily on bare-metal infrastructure to support AI workloads, including large-scale model training and high-throughput inference. These workloads are highly optimized for specific hardware configurations, interconnects, and system-level tuning that are available only on dedicated GPUs. Since we provide infrastructure primarily through bare-metal deployments rather than proprietary or integrated platform-based solutions, our customers may encounter relatively low switching costs at the end of their contractual commitments. Our offerings may be less differentiated than those of competing providers, particularly where customers can migrate workloads to alternative infrastructure providers without significant technical or operational friction. Consequently, upon expiration of an initial committed term, customers may choose not to renew or extend their agreements and may transition workloads to competitors or bring infrastructure in-house. We may be unable to rapidly reallocate capacity, respond to changes in customer demand, or capitalize on newer or more cost-effective infrastructure models as they become available. While our facilities are designed to support high-density AI infrastructure, we cannot guarantee that, should these customers choose not to renew at the end of their contract terms or terminate during their contracts, that the specifications of these facilities will match those of potential replacement customers that we might seek to bring in without meaningful retrofitting or upgrading, nor that potential replacement customers can be found. Any inability to retain customers beyond their initial contract periods, or to replace churned or terminated customers on comparable economic terms, or any requirement to meaningfully retrofit or upgrade facilities to replace churned or terminated customers, could negatively impact our business.

Some of our customer contracts are on-demand and based on our terms of service, which do not require our customers to commit to a specific contractual period, and which permit the customer to terminate their contracts or decrease usage of our services with limited notice. Any service terminations could cause our operating results to fluctuate from quarter to quarter. Our customer retention may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with the security, performance, and reliability of our platform, our customers’ purchasing patterns, our contract terms including prices and usage plans, our customers’ AI development, use and related budgetary restrictions and workload allocation decisions, the perception that competitive platform and products and solutions provide better or less expensive options, negative public perception of us or our customers, and deteriorating general economic conditions. Any resulting inability to maximize our GPU utilization may adversely impact our business.

Our future financial performance also depends in part on our ability to expand sales of our platform, products and solutions to our existing customers. In order to expand our commercial relationship with our customers, existing customers must decide that the increased cost associated with additional purchases of our platform, products and solutions is justified by the additional functionality. Our customers’ decision whether to increase their purchase is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform, the functionality of any new products and solutions we may offer, general economic conditions, and customer reaction to our pricing model. If our efforts to expand our relationship with our existing customers are not successful, our business, operating results, financial condition, and future prospects may materially suffer.

We may be unable to grow our sovereign AI infrastructure and solutions business due to evolving regulatory frameworks, shifting sovereign customer requirements, and an increasingly competitive landscape.

We provide, and in the future expect to increasingly provide, sovereign AI infrastructure and solutions to our customers. In particular, we expect to derive a meaningful and growing portion of our anticipated revenue from sovereign customers, including national governments and government-affiliated entities. Such customers often require dedicated infrastructure, strict data residency controls, and compliance with national security frameworks as a condition of doing business with us. Our increased focus on data sovereignty and data localization requirements around the world could impact our business model with respect to the storage, management, and transfer of data. Moreover, the regulatory and contractual requirements applicable to sovereign deployments vary significantly across jurisdictions, are subject to rapid and unpredictable change, and may impose obligations that conflict with one another or with the requirements of our customers. If we fail to achieve, maintain, or demonstrate compliance with applicable data residency mandates, contractual obligations, security certifications, or national infrastructure requirements in any jurisdiction, whether due to changes in applicable law, our inability to obtain or renew required certifications, geopolitical developments, or operational failures, we may be unable to compete effectively for sovereign customer opportunities or may lose existing or prospective sovereign customer contracts and face claims for breach of contract.

In addition, the competitive landscape for sovereign AI infrastructure is intensifying, with well-capitalized domestic and international competitors, including entities with existing governmental relationships or national champion status, pursuing the same opportunities. Our sovereign customer pipeline, while representing a growing and strategically important market segment, remains at an early stage of development and is subject to long and unpredictable sales cycles, heightened regulatory requirements, and budgetary and political considerations that are outside of our control. There can be no assurance that we will be able to successfully compete for, win, or retain sovereign customer engagements, or that the market for sovereign AI infrastructure will develop at the pace or scale we anticipate. If we are unable to execute on our strategy to grow our sovereign AI infrastructure and solutions business, including by responding to evolving regulatory frameworks, shifting sovereign customer requirements, and competitive pressures, our business, operating results, financial condition, and future prospects could be adversely affected.

If we do not or cannot maintain the compatibility of our platform with our customers’ existing technology, including third‑party technologies that our customers use in their businesses, our business may be adversely affected.

The functionality and popularity of our platform depend, in part, on our ability to integrate our platform with our customers’ existing technology, including other third‑party technologies that our customers use in their businesses. Our customers, or the third parties whose products and solutions our customers utilize, may change the features of their technologies, restrict our access to their technologies, or alter the terms governing use of their technologies in a manner that makes our platform incompatible with their technologies, and which would adversely impact our ability to service our customers. Such changes could functionally limit or prevent our ability to use these third‑party technologies in conjunction with our platform, which would negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with our customers’ technologies and with third‑party technologies that our customers use, we may not be able to offer the functionality that our customers want or need, which could adversely impact our business.

The sales prices of our offerings may decrease, which may reduce our margins and adversely affect our business, operating results, financial condition, and future prospects.

We have limited experience with respect to determining the optimal prices for our platform. As the market for AI cloud infrastructure and AI and machine learning solutions mature, or as new competitors introduce new infrastructure solutions or services that are similar to or compete with ours, we may be unable to effectively optimize our prices through increases or decreases or attract new customers at our offered prices or based on the same pricing model as we have used historically. Given our early stage of development, and the immaturity of the market, there is limited experience with respect to determining the most favorable prices and pricing models for our offerings. As customer demand shifts to inference and other use cases, we may experience changing pricing dynamics.

Further, competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of any offerings that compete with ours or may bundle them with other products and solutions. This could lead customers to demand greater price concessions or additional functionality at the same price levels. As a result, in the future we may be required to reduce our prices or provide more features and services without corresponding increases in price, which would adversely affect our business, operating results, financial condition, and future prospects.

As we expand our customer base, we may become further subject to counterparty credit risk, which would adversely impact our business, operating results, financial condition, and future prospects.

Although we currently generate the majority of our revenue from large, established customers in the AI industry, we intend to increase the number of our customers over time, including customers in their early stages and/or private companies who may have increased risk of insolvency, bankruptcy, or other issues impacting their creditworthiness. Our business is, and may in the future be, subject to the risks of non‑payment and non‑performance by these customers, which risk is heightened given that a substantial portion of our revenue is currently, and is expected for the foreseeable future to be, driven by a limited number of customers and subject to their financial viability. In particular, nonpayment or delayed payment by large or concentrated customers could disproportionately impact our cash flows and operating results. We manage our exposure to credit risk through receipt of prepayments under our committed contracts, credit analysis and monitoring procedures, and may use letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our business, operating results, financial condition, and future prospects. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience risks of non‑payment and non‑performance in our dealings with such parties. In such event, we may remain responsible for expenditures for components, infrastructure, and data center leases and build‑outs, as well as related financing that we have undertaken for which we may not receive corresponding revenue. We do not currently maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, operating results, financial condition, and future prospects.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

Our go-to-market approach currently focuses on a top-down sales model to drive demand and pipeline from the large AI labs and AI enterprises. Sales to such customers involve longer and more unpredictable sales cycles. Customers often view the purchase of our platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a relationship with us. As a result, it is difficult to predict when we will obtain new customers and commence generating revenue from these customers. Large enterprises in particular, often undertake a significant evaluation process that further lengthens our sales cycle.

Our direct sales team and senior leadership team develop relationships with our customers, and work on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. AI cloud infrastructure capacity purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of our efforts to secure sales after investing resources in a lengthy sales process would adversely affect our business, operating results, financial condition, and future prospects.

If we are unable to successfully build, expand, and deploy our sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate our sales personnel, our growth and long‑term success could be adversely impacted.

We have grown, and may continue to grow, our direct sales force. Our sales efforts have historically depended on the significant direct involvement of our senior management team, who have led the pursuit, negotiation and delivery of key contracts, while our direct sales force has focused on developing partnerships with our customer base. We expect our senior leadership team to continue to play a significant role in large-scale hyperscaler contracts while also cultivating new growth opportunities and maintaining existing customer relationships, which will allow our direct sales force to focus on expanding and diversifying our customer base. The successful execution of our strategy to increase our sales to existing customers, identify new potential customers, expand our customer base, and enter new markets will depend, among other things, on the continued availability and focus of our senior leadership team, the durability of their relationships with key stakeholders, and the sufficiency of succession planning and delegation to support growth at scale. We have and plan to continue to dedicate significant resources to sales and marketing programs to target additional potential customers and achieve broader market adoption of our platform, but there is no guarantee that we will be successful in attracting and maintaining additional customers. Moreover, identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, operating results, financial condition, and future prospects in the short and long term.

In order to successfully scale our current top‑down sales model and as AI use cases expand, we may need to increase the size of our direct sales force globally, while preserving the cultural and mission‑oriented elements of our company. If we do not hire a sufficient number of qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, particularly in light of our current sales model, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. In addition, we have invested, and may need to continue investing, significant resources in our sales operations to enable our sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Furthermore, hiring personnel in new countries requires additional setup and upfront costs that we may not recover if those personnel fail to achieve full productivity in a timely manner.

Our business would be adversely affected if we are unable to retain, develop, and effectively deploy our senior leadership team in alignment with our commercial priorities, or if we experience unanticipated leadership transitions. Any future changes in leadership or sales organization may result in a temporary reduction of productivity, disruption to key relationships, or execution risk, which could negatively affect our rate of growth. In addition, any significant change to the way we structure and implement the compensation of our leadership and sales organization may be disruptive or may not be effective and may affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate experienced senior leaders and successor leaders, or if we cannot effectively transfer critical relationships and decision‑making beyond our senior leadership team, or if our senior leadership bandwidth proves insufficient to support growth and strategic initiatives, our sales and revenue may grow more slowly than expected or materially decline, and our business, operating results, financial condition, and future prospects may be significantly harmed.

We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, financial condition, and future prospects.

The market for AI cloud infrastructure and software is intensely competitive and is rapidly evolving, characterized by changes in technology, customer requirements, industry standards, regulatory developments, and frequent introductions of new or improved products and solutions. Our primary competitors are specialized AI cloud service providers such as CoreWeave, Nebius, Crusoe and Lambda, each of which operate large-scale GPU clusters and compute infrastructure for AI workloads. In addition, we compete with larger, global enterprises that offer general purpose cloud computing as part of a broader, diversified product portfolio, including traditional hyperscalers like Amazon (AWS), Google, (Google Cloud Platform) and Microsoft (Azure), as well as hybrid providers like Oracle, a number of which are also our current customers. Furthermore, our vertically-integrated model indirectly competes with infrastructure providers who offer data center facilities, power, cooling and interconnection services. We expect to continue to face intense competition from current competitors, including as our competitors complete strategic acquisitions or form cooperative relationships and/or customer requirements evolve, as well as from new entrants into the market and consolidation of potential or current customers. In addition, national governments have launched initiatives in certain jurisdictions, including in the United States, to sponsor, support or otherwise encourage the development of AI infrastructure, which may intensify the competition in our core sector. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we would experience a decline in revenue or reduced revenue growth, and loss of market share that could adversely affect our business, operating results, financial condition, and future prospects.

Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:

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changes in customer or market needs, requirements, and preferences and our ability to fulfill those needs, requirements, and preferences;
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our ability to expand and augment our platform, including through infrastructure and new technologies, or increase sales of our platform;
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any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;

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our ability to attract, train, retain, and motivate talented employees;
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our ability to retain existing customers and increase sales to existing customers, as well as attract and retain new customers;
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the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers, including any slowdown in technology spending due to U.K., U.S. and general global macroeconomic conditions;
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price competition;
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stagnation in the adoption rate or changes in the growth rate of AI and AI cloud infrastructure sectors, including due to emerging AI technologies, which may lead to further compute efficiencies;
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the timing and success of new solution and service introductions by us or our competitors, including new competing technologies that may displace AI cloud infrastructure, or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers and strategic partnerships entered into by and between our competitors;
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changes in our mix of products and solutions sold, including changes in the average contracted usage of our platform;
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our ability to successfully and continuously expand our business domestically and internationally;
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our ability to secure necessary financing on terms acceptable to us;
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deferral of orders from customers in anticipation of new or enhanced products and solutions announced by us or our competitors;
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significant security breaches or, technical difficulties with, or interruptions to the use of our platform, including data security;
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the timing and costs related to the development or acquisition of technologies or businesses or entry into strategic partnerships;
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our ability to execute, complete, or efficiently integrate any acquisitions that we may undertake;
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increased expenses, unforeseen liabilities, or write‑downs and any impact on our operating results from any acquisitions we consummate;
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our ability to increase the size and productivity of our sales teams;
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decisions by potential customers to purchase AI cloud infrastructure and associated services from larger, more established technology companies;
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insolvency or credit difficulties confronting our customers, which could increase due to U.K., U.S. and global macroeconomic issues and which would adversely affect our customers’ ability to purchase or pay for our platform in a timely manner or at all;
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the cost and potential outcomes of litigation, regulatory investigations or actions, or other proceedings, which could have a material adverse effect on our business;
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future accounting pronouncements or changes in our accounting policies;
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increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates;
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our ability to comply with applicable domestic and international regulations and laws and to obtain the necessary licenses to conduct our business;
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general global macroeconomic and political conditions, both domestically and in our foreign markets that could impact some or all regions where we operate, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession; and
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the impact of natural or man‑made global events on our business, including outbreaks of contagious diseases or pandemics and wars and other armed conflicts, such as the conflicts in the Middle East and Russia/Ukraine and the tensions between China and Taiwan.

Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. Our competitors may be able to devote greater resources to the development, promotion, and sale of their products and solutions than we can, and they may offer lower pricing than we do or bundle certain competing products and solutions at lower prices. Our competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, and they have other financial, technical, or other resource advantages. Our larger competitors have substantially broader and more diverse solution and service offerings and more mature distribution and go‑to‑market strategies, which allows them to leverage their existing customer relationships and any distributor relationships to gain business in a manner that discourages potential customers from purchasing our platform. Further, our current and future competitors may include our customers and suppliers, if any of these customers or suppliers were to cease purchasing services from us or supplying us with components as a result, our business, operating results, financial condition, and future prospects could be adversely affected.

Conditions in our market could change rapidly and significantly as a result of technological advancements, including but not limited to increased advancements and proliferation in the use of AI and machine learning, partnerships between or acquisitions by our competitors, or continuing market consolidation, including consolidation of potential or existing customers with our competitors. Some of our competitors have recently made or could make acquisitions of businesses or have established cooperative relationships that may allow them to offer more directly competitive and comprehensive products and solutions than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and operating margin, increased net losses, and loss of market share.

Even if there is significant demand for specialized AI cloud infrastructure like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy products and solutions that are already generally accepted as necessary components of an organization’s operational architecture, we may have difficulty increasing the market penetration of our platform. Furthermore, even if the functionality offered by other AI cloud infrastructure providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of purchasing our products and solutions. If we are unable to compete successfully, or if competing successfully requires us to take aggressive action with respect to pricing or other actions, our business, operating results, financial condition, and future prospects would be adversely affected.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support and cloud operations services. Our failure to maintain high‑quality customer support and cloud operations services could have an adverse effect on our business, operating results, financial condition, and future prospects.

We believe that the successful use of our platform requires a high level of support and engagement for many of our customers. In order to deliver appropriate customer support and engagement, we must successfully assist our customers in deploying and continuing to use our platform, resolve performance issues, address interoperability challenges with the customers’ existing IT infrastructure, and respond to security threats and cyber‑attacks and performance and reliability problems that may arise from time to time. Increased demand for customer support and cloud operations services, without corresponding increases in revenue, could increase our costs and adversely affect our business, operating results, financial condition, and future prospects.

Furthermore, there can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. We expect to increase the number of our customers, and that growth may put additional pressure on our customer support and cloud operations services teams. Our customer support and cloud operations services teams may need additional personnel to respond to customer demand. We may be unable to respond quickly enough to accommodate short‑term increases in customer demand for services. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high‑quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their purchase of our infrastructure could be adversely affected.

In addition, as we continue to grow our operations and expand globally, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our customer support and cloud operations services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time‑zones. If we are unable to provide efficient customer support services globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel which could increase our expenses, and negatively impact our business, financial condition, operating results, and future prospects.

If we are not able to continue to build and enhance our brand, our business, operating results, financial condition, and future prospects may be adversely affected.

We believe that building, enhancing and maintaining our brand and our reputation is critical to continued market acceptance of our platform, our relationship with our existing customers and our ability to attract new customers. The successful promotion of our brand will depend on a number of factors, including our ability to continue to provide reliable products and solutions that continue to meet the needs of our customers at competitive prices, our ability to successfully differentiate our platform from those of competitors, and the effectiveness of our marketing efforts. Further, industry standards continue to evolve and there is no consensus around performance benchmarks applied to us and our competitors, which may impact our ability to promote our platform and our brand. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, operating results, financial condition, and future prospects may be harmed.

In addition, we face the risk of local community opposition to the development and presence of our data centers, which could adversely affect our reputation. Community relations may become strained from the announcement of a particular site proposed for development through the construction and commissioning phases. Local communities may perceive the presence of a data center as a net negative. For instance, while data center development and construction generate local employment opportunities, the operational phase of a data center typically involves limited employment. Local authorities may experience negative sentiment from the local population, and political pressure may be exerted on local governments to prohibit or restrict data center development or impose material restrictions. Such localized opposition may impact the timing and cost of development and could result in reputational harm and damage to our brand, particularly if negative media coverage is widespread.

Furthermore, independent industry and research firms often evaluate our offerings and provide reviews of our platform, as well as the products and solutions of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and solutions, our brand may be adversely affected. Our offerings may experience capacity and operational issues for a number of reasons that may or may not be related to the efficacy of our offerings in real world environments. To the extent potential customers, industry analysts, or research firms believe that the occurrence of capacity or computing issues is a flaw or indicates that our platform does not provide significant value, we may lose such potential customer opportunities, and our reputation, business, operating results, financial condition, and future prospects may be harmed.

We may fail to achieve our sustainability objectives, or may encounter objections to them, either of which may adversely affect public perception of our business and affect our relationship with our customers, our shareholders and/or other stakeholders.

There is an evolving and sometimes conflicting focus from certain regulators, lawmakers, investors, employees, users, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance (“ESG”) matters in the United Kingdom, United States and internationally. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate.

Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power‑intensive nature of the industry, high consumption of water, and reliance on critical minerals and rare elements, and we are focused on using renewable energy and other sustainability goals and initiatives to mitigate the environmental impacts of our operations. We may experience heightened scrutiny from our stakeholders and potential investors around these issues. We may also be subject to litigation regarding greenwashing for claims regarding renewable energy or other sustainability targets.

We have established sustainability objectives, including sourcing renewable energy coverage and reducing our greenhouse gas (“GHG”) emissions from our operations and supply chain. Our sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement. We aim to design, build and operate sustainable data centers that utilize renewable resources for power, cooling, backup generation and waste heat recovery. Pursuing these objectives involves additional costs for conducting our business. Developing and implementing sustainability initiatives, including collecting, measuring, and reporting information, goals and other metrics can be costly, difficult and time consuming. For instance, our data center in Glomfjord employs a chilled water loop, and the waste heat dissipated from the racks is recovered and redistributed to a local fish farm. In addition, we use closed water loop systems in Ward County, and we do not have a utility water feed. These processes involve significant costs, and we may not always be able to utilize sustainable or renewable energy to mitigate all environmental risks. Our efforts to support and enhance renewable electricity generation may increase our costs of electricity above those that would be incurred through procurement of conventional electricity from existing sources or through conventional grids. Reducing our carbon footprint may require physical or operational modifications that may be costly. These initiatives could adversely affect our financial position and results of operations.

There is also a risk that our sustainability objectives may not be met or may change over time. It is possible that we may fail to meet the ESG standards set by us or our stakeholders, or that we fail, or are perceived to fail, in our achievement of our sustainability goals, initiatives, or commitments. Our customers, shareholders or other stakeholders may object to our ESG objectives or how we pursue them, including human capital matters. For example, certain anti-ESG advocates have brought legal challenges regarding corporate sustainability initiatives, and to the extent we are subject to such challenges, it may require us to incur costs or otherwise adversely impact our business. Efforts to meet evolving or divergent stakeholder expectations on ESG matters may strain our employees and systems. Failure to successfully manage ESG-related expectations across our stakeholders, or controversy regarding our ESG goals and how we achieve them, could subject us to activism or litigation, or negatively affect employee morale or customer, shareholders or community support, which could adversely affect our business, reputation, and financial performance. Additionally, if our competitors’ ESG performance is perceived to be better than ours, potential or current investors may elect to invest with them instead.

Moreover, compliance with recently adopted and potential upcoming ESG requirements, such as the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive, and the United Kingdom’s Streamlined Energy and Carbon Reporting framework, which will require the dedication of significant time and resources. In addition, we may be required to comply with the State of California’s climate laws, which require disclosures relating to greenhouse gas emissions or reductions thereof, climate-related financial risk, and use or sale offsets and emissions reduction claims. Other state legislatures have considered similar or conflicting rules. In addition, changes to the United States federal administration could impact our sustainability goals.

If negative publicity arises with respect to us, our employees, our third‑party suppliers, service providers, or our partners, our business, operating results, financial condition, and future prospects could be adversely affected, regardless of whether the negative publicity is true.

Negative publicity about our company or our platform, solutions, or services, even if inaccurate or untrue, could adversely affect our reputation and the confidence in our platform, solutions, or services, which could harm our business, operating results, financial condition, and future prospects. Harm to our reputation can also arise from many other sources, including employee misconduct, and misconduct by our partners, consultants, suppliers, and outsourced service providers. Additionally, negative publicity with respect to our partners or service providers could also affect our business, operating results, financial condition, and future prospects to the extent that we rely on these partners or if our customers or prospective customers associate our company with these partners.

We believe that our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, ownership, efficiency and transparency fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been, and will continue to be, a key contributor to our success. If we do not continue to maintain our corporate culture, which includes our focus on our customers, as we grow and evolve, including as we continue to grow in headcount and expand geographically, it could harm our ability to foster the innovation, ownership, efficiency and transparency that we believe is important to support our growth. As we implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success.

Risks Related to Our Intellectual Property

Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could harm our brand, devalue our technologies, and adversely affect our business, operating results, financial condition, and future prospects.

We rely on a combination of trademark, copyright, trade secret, unfair competition, and other intellectual property laws in the United Kingdom, United States and internationally, as well as confidentiality, nondisclosure, intellectual property assignment and license agreements, to establish and protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or solutions, or obtain and use information that we regard as proprietary. In particular, we are unable to predict or assure that:

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our intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third‑party intellectual property rights licensed to us, be licensed to others;
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we will be able to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights;
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our intellectual property rights will provide competitive advantages to us;
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any of our pending or future trademark applications will be registered or have the coverage originally sought;
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we will be able to enforce our intellectual property rights in certain jurisdictions where competition is intense, where legal protection may be weak, or where mechanisms for enforcement of intellectual property may be inadequate; or
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we have sufficient intellectual property rights to protect our products and solutions or our business.

We rely on unpatented proprietary technology, processes, software, know-how and trade secrets. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, processes, software, know-how and trade secrets. To protect and limit access to and distribution of our trade secrets and other proprietary information, we customarily enter into confidentiality, nondisclosure, and, where appropriate, intellectual property assignment or license agreements with our employees, consultants, vendors, customers, and other third parties. However, we cannot guarantee we have entered into such agreements with each party that has or may have access to our proprietary information. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or intellectual property rights or the distribution, use, misuse, misappropriation or disclosure of our proprietary information or intellectual property rights. Further, such agreements may not be enforceable in full or in part in all jurisdictions. Any breach of these agreements could negatively affect our business and our remedy for such breach may be limited. The contractual provisions that we enter into may not prevent unauthorized use or disclosure, or provide an adequate remedy in the event of such unauthorized use or disclosure, of our proprietary technology or intellectual property rights.

Policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming. We may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in every foreign jurisdiction in which we operate. For example, effective trade secret protection may not be available in every country in which our products or solutions are available or where we have employees or consultants developing intellectual property. The loss of trade secret protection could make it easier for third parties to compete with our products and solutions by copying their functionality. Any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights.

Any intellectual property rights that we have or may obtain could be challenged, invalidated, circumvented, or rendered unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. We cannot provide assurance that any pending trademark applications will result in registered trademarks or, if trademarks are registered, that they will provide meaningful protection. Registration processes are expensive and we may not pursue registered intellectual property protection in all jurisdictions that may be relevant, for all our products or solutions, or in every class of goods and services in which we operate.

We believe that the protection of our trademark rights is an important factor in distinguishing our products from those of our competitors, protecting our brand, and maintaining goodwill and if we do not adequately protect our rights in trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and/or lead to market confusion. The legal systems of certain countries do not favor the enforcement of trademarks, trade secrets, and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, dilution, or other violation of our intellectual property or the marketing of competing platforms, products, or solutions in violation of our intellectual property rights generally. Any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. If we fail to maintain, protect, or enforce our intellectual property rights, our business, operating results, financial condition, and future prospects may be harmed.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and protect our trade secrets. Such litigation could result in substantial costs and diversion of resources, management’s attention, and could negatively affect our business, operating results, financial condition, and future prospects. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technologies against unauthorized copying or use, as well as any costly litigation or diversion of management’s attention and resources, could delay the implementation of our offerings and capabilities, impair the functionality of our existing products and solutions, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation.

Our use of open-source software in our technology could adversely affect our business, results of operations, financial condition, and future prospects.

We use third-party open-source software in connection with the development and deployment of our products and solutions and may continue to use open-source software in the future. Certain open-source licenses contain requirements that users who distribute proprietary software containing or linked to open-source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open-source code under the same open-source license, which could include our proprietary source code. While we employ practices designed to monitor our compliance with the licenses of open-source software and to ensure that we do not use any of the open-source software in a manner that would require us to disclose the source code of our proprietary software to the public, we cannot guarantee that we will be successful. We also cannot guarantee that all open-source software is reviewed prior to use in our products and solutions, or that our developers have not incorporated (and will not in the future incorporate) open-source software into our products and solutions without our knowledge. Furthermore, there are an increasing number of open-source license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products or solutions. If we were to receive a claim of non-compliance with the terms of any of our open-source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our proprietary software.

The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual controls or protections regarding infringement claims, the origin of the software, or the functionality or quality of the code. To the extent that our technologies depend upon the successful operation of open-source software, any undetected errors or defects could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the use of open-source software in our offerings could expose us to security vulnerabilities because the public availability of such software may make it easier for hackers and other third parties to compromise our technologies. Any of the foregoing could materially adversely affect our business, operating results, financial condition, and future prospects, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts.

From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to customer indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in paying damages, entering into unfavorable licenses, have a negative effect on our business, operating results, financial condition, and future prospects, or cause delays by requiring us to devote additional research and development resources to change our products or solutions.

Following our pending Anyscale Acquisition, our offerings will incorporate and depend on Ray, an open-source distributed computing framework that is community-governed under the PyTorch Foundation and that we do not control. Changes in the governance, licensing, development priorities, or community support of Ray, or our inability to influence its future direction, could have a negative impact on our ability to integrate Ray into our platform and operate Ray within our platform, or could impair capabilities that are important to our platform, any of which could adversely affect our business, operating results, financial condition, and future prospects.

Third parties may bring intellectual property infringement claims against us, and such claims could be time‑consuming or costly, and could result in the loss of significant rights or harm to our relationships with customers or our reputation in the industry.

We cannot be certain that the conduct of our business does not and will not infringe upon, misappropriate, dilute or otherwise violate the intellectual property rights of others. Third parties have claimed, and may in the future claim, that our current or future offerings infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights, and such claims may result in legal claims against us, our third‑party partners, and our customers. While we try to avoid infringing intellectual property rights, we may do so unknowingly. Our defense of these claims, regardless of their merit or resolution, may be time consuming, costly, damaging to our brand and reputation, harmful to our customer relationships, create liability for us, and/or cause diversion of the efforts and attention of our management. Additionally, we may be contractually expected to indemnify our partners and customers for expenses or liabilities incurred as a result of third-party intellectual property infringement claims associated with our technologies. The number of such claims (even claims without merit) may increase, particularly as a public company with an increased profile and visibility, as the level of competition in our market grows, and as the functionality of our offerings overlaps with that of other AI cloud infrastructure companies. These indemnification obligations could further exhaust our resources.

Companies in the AI cloud infrastructure and technology industries, including some of our current and potential competitors, may own patents, copyrights, trademarks, and trade secrets and may enter into litigation based on allegations of infringement or other violations of these intellectual property rights. In addition, some of these companies may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend against claims that may be brought against them. Furthermore, patent holding companies, non‑practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may in the future seek to assert patent claims against us. To the extent we gain greater market visibility, we face a higher risk of being subject to intellectual property infringement claims.

Third parties may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third‑party partners, or our customers, or send notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights. Such intellectual property claims could result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non‑infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our technologies. If we cannot license or develop alternative non‑infringing substitutes for any infringing technology used in any aspect of our business, we could be forced to limit or stop sales of our technologies and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition, and future prospects.

We license technology from third parties for the development of our products and solutions, and our inability to maintain those licenses could harm our business.

We currently incorporate, and will in the future incorporate, technology that we license from third parties, including software, into our products and solutions. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely manner or at all, and our ability to offer our solutions and remain competitive in our market could be harmed. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement and vulnerabilities due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our technologies. If we are unable to continue to license necessary technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell our technologies containing or dependent on that technology could be limited, and our business, including our financial condition, cash flows, and operating results could be harmed.

Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive offerings and increase our costs. Third‑party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our solutions to vulnerabilities. Any impairment of the technologies or of our relationship with these third parties could harm our business, operating results, financial condition, and future prospects.

Risks Related to Legal and Regulatory Matters

Our business is subject to a wide range of laws and regulations, and our failure to comply with those laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety and environmental laws, including those related to energy usage and energy efficiency requirements, privacy and data protection laws, AI, financial services laws, anti‑bribery laws, sanctions, national security, import and export controls, anti‑boycott, U.S. federal securities laws, and tax laws and regulations.

For example, governmental authorities have in the past sought to restrict data center development based on environmental considerations and have imposed moratoria on data center development, citing concerns about energy usage, requiring new data centers to meet energy efficiency requirements. We may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back‑up power sources, or other environmental requirements.

In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. In particular, the global AI regulatory environment continues to evolve as regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Currently, there is a patchwork of regulations across various jurisdictions, lacking cohesion or clear direction regarding AI regulation. In the United States, for example, many states have implemented or are in the process of implementing AI regulations, but there is no unified regulatory framework at the federal level. Additionally, AI chips, which are crucial components of our data centers, are subject to a significant and evolving regulatory landscape, and export controls in the United States, United Kingdom, European Union, and any member state of the European Union could affect our ability to buy or sell AI chips in certain countries, which could adversely affect our business. Non‑compliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions and jail time for responsible employees and managers. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, financial condition, and future prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, financial condition, and future prospects.

We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws.

We are subject to laws and regulations, including governmental export and import controls, that could subject us to liability or impair our ability to compete in our markets. Our platform and related technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (also known as “EAR”), and we and our employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions and dual-use regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and other U.S. government agencies, the European Union, the United Kingdom and other countries in which we have operations.

Trade control laws and regulations have expanded over the past several years. BIS and other regulatory authorities in the United Kingdom, the European Union, or any member state of the European Union have changed and may again change the export control rules at any time and may impose additional export control restrictions and elevated licensing requirements on certain components of our products, which would negatively impact our business, financial condition, results of operations, and prospects. We are monitoring a rule from BIS, which may impose requirements on Infrastructure-as-a-Service providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain IaaS transactions with foreign persons. We are also monitoring the recent passage of the Remote Access Security Act in the U.S. House of Representatives, which would provide BIS with authority to restrict remote access to export controlled items, including AI chips, through the cloud. Even if the legislation does not pass, U.S. export control authorities could interpret existing regulations aggressively in a way that restricts our ability to provide services to our customers. Since a substantial portion of our revenue is derived from a limited number of customers, any restriction on our ability to provide services to these customers could have significant negative impacts on us. Any of these developments could materially adversely affect our business, operating results, financial condition, and future prospects.

While we have implemented certain procedures to facilitate compliance with applicable laws and regulations, we cannot ensure that these procedures are fully effective or that we, or third parties who we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations also could have negative consequences to us, including reputational harm, government investigations, loss of export privileges and penalties. Changes in our platform, and changes in or promulgation of new export and import regulations, may create delays in the introduction of our platform into international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased sales of our platform, products and solutions, or in our decreased ability to export or sell our platform, to existing or potential customers with international operations. Any decreased sales of our platform, products and solutions, or limitation on our ability to export or sell our platform would adversely affect our business, operating results, financial condition, and future prospects.

We are also subject to the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the United Kingdom Bribery Act 2010 (the “Bribery Act”), and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the United Kingdom, United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws generally prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and in certain cases any person to obtain or retain business.

We provide a comprehensive suite of AI services and computing solutions to a range of customers. We sometimes leverage third parties, including intermediaries and agents, to sell our platform and support our operations in the United Kingdom, United States and abroad. We and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if we do not authorize such activities.

We have policies and procedures to promote compliance with global anti-corruption and anti-bribery laws, sanctions and anti-money laundering laws. However, we cannot ensure that our policies and procedures will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have not taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm our reputation, business, operating results, financial condition, and future prospects.

We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.

Various local, state, federal, and international laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal information. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations both in Europe, the United States and internationally and compliance with new and existing laws may result in significant costs due to implementation of new processes, which could ultimately hinder our ability to grow our business by extracting value from our data assets.

Given our establishments in the United Kingdom and Norway, we are subject to the EU and U.K. GDPR, which comprehensively regulate our processing of personal data, imposing obligations to keep data secure, mandatory breach notification requirements, obligation to vet and ensure contractual terms are in place with processors and restrictions on cross-border transfers of personal data out of the EEA and the United Kingdom. In relation to such cross-border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States, China, and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop we could suffer additional costs; we may have to make operational changes; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with applicable data protection laws could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes (including under both the EU GDPR and the U.K. GDPR), we could be fined under those regimes independently in respect of the same breach.

Furthermore, there has recently been significant regulatory developments in Europe that impact cloud and hosting services affecting IaaS and PaaS providers like us. For instance, the EU Data Act came into effect on September 12, 2025, establishing new requirements for providers of data processing services into the EU. The EU Data Act requires providers to facilitate customers switching to other providers/ on-premise solutions and porting their data within certain timeframes; remove technical, contractual, and commercial obstacles to service switching (including switching charges); and include certain mandatory terms in customer contracts. Failure to comply with the EU Data Act can result in regulatory enforcement and fines, civil claims, and reputational damage. The EU Data Act, together with developing guidance in this area, may require changes to our customer contracts, operations, and business practices, increase our compliance costs, require adjustments to our revenue recognition practices, and adversely affect our financial condition, business, and operations. For personal data related infringements under the EU Data Act, data protection authorities can impose GDPR level fines. For other infringements, maximums are fixed at the national level. Further, it is not clear to what extent the limited provisions applicable to hosting providers set out in the EU Digital Services Act—such as processes for taking action upon notification of illegal content—may apply to some of our services where we provide hosting given we do not in the ordinary course have access to customer data. If such requirements are held to be applicable to our services, we may need to change our operational processes and practices, and could face risk enforcement action if we cannot fully comply with the requirements.

Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices or offerings could fail, or be alleged to fail to meet applicable requirements. In addition, the increased focus on data sovereignty and data localization requirements around the world could also impact our business model with respect to the storage, management, and transfer of data.

We depend on third parties in relation to the operation of our business, a number of which process personal data on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/ or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data privacy or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation, and/or result in civil claims.

The global framework of privacy regulation is constantly changing with amendments to existing regulations and changes in their interpretation, implementation or enforcement. Further there is potential inconsistency in standards pertaining to data protection and privacy around the world. As such, despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and/or to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, financial condition, and future prospects.

Environmental regulations may impose upon us new or unexpected costs.

We are subject to various global environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances, regulated materials and wastes, and including regarding sustainability. Certain of these laws and regulations also impose joint and several liability, without regard to fault, for investigation and cleanup costs on current and former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Our operations involve the use of hazardous substances and other regulated materials such as batteries, cleaning solutions, refrigerants and other materials. At some of our locations, hazardous substances or regulated materials may be present in soil or groundwater, and there may be additional unknown hazardous substances, or regulated materials present at sites that we own, operate or lease. To the extent that any hazardous substances or any other substance or material must be investigated, cleaned up or removed from our property, we may be responsible under applicable laws, permits or leases for the investigation, removal or cleanup of such substances or materials, the cost of which could be substantial.

We purchase significant amounts of electricity from generating facilities and utility companies. These facilities and utility companies are subject to environmental laws, regulations, permit requirements and policy decisions that could be subject to material change, which could result in increases in our electricity suppliers’ compliance costs that may be passed through to us. For example, regulations promulgated by the U.S. Environmental Protection Agency, other federal or state agencies, or regulators in other countries could impose limits on air emissions from fossil fuel-fired power plants, restrict discharges of cooling water, limit the availability of water, favor certain energy sources or otherwise impose operational restraints on power plants that could increase costs of electricity. In addition, we are directly subject to environmental, health and safety laws regulating air emissions, storm water management and other environmental matters arising in our business. For example, backup generators at our data center sites are subject to regulations governing air pollutants, which could limit the operation of those generators or require the installation of new pollution control technologies. While environmental regulations do not normally impose material costs upon our operations, unexpected events, equipment malfunctions, human error and changes in law or regulations, among other factors, can lead to additional capital requirements, limitations upon our operations and unexpected increased costs.

We may become involved in litigation that may adversely affect us.

From time to time, we may be subject to claims, suits, and other proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition, or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our business, operating results, financial condition, and future prospects. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect our business, consolidated financial condition, operating results, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we have in the past and may in the future, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot ensure that the results of any of these actions will not have a material adverse effect on our business, operating results, financial condition, and prospects. Any of these consequences could adversely affect our business, operating results, financial condition, and future prospects.

Risks Related to Financial and Accounting Matters

We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, as described below. A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses in internal control over financial reporting related to the (i) lack of design, formal documentation, and consistent evidence of entity-level controls, business process controls, and information technology general controls (“ITGCs”) and (ii) a lack of sufficient financial reporting and accounting personnel.

To address these material weaknesses, we are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses related to our financial reporting for the years ended December 31, 2025 and 2024, primarily by designing and implementing additional control procedures within our accounting and finance department, hiring additional accounting and compliance staff and designing and implementing information technology and application controls in our financially significant systems, engaging consultants to assist us in documenting controls responsive to identified risks and associated policies and procedures, as well as by implementing appropriate accounting infrastructure. The remediation plan is being executed in parallel across entity-level controls, business process controls, and ITGCs, during fiscal years 2026 and 2027. This includes appropriate investment in the expansion and scaling of finance and IT functions, investment in internal Sarbanes-Oxley Act (“SOX”) compliance resources, and ongoing support from external advisors with SOX and technical expertise.

The implementation of these remediation efforts is in the early stages, may require additional expenditures to implement, and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate during 2026 and 2027. We cannot predict the success of such measures or the outcome of its assessment of these measures at this time. We can give no assurance that these measures will remediate the material weaknesses in internal control or that additional material weaknesses in its internal control over financial reporting will not be identified in the future.

Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. If additional material weaknesses were identified and we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our indebtedness contains financial covenants, negative covenants and other restrictions and failure to comply with these requirements could cause the related indebtedness to become due and payable and limit our ability to incur additional debt.

As of December 31, 2025 and 2024, our total indebtedness was $78.9 million and $218.5 million, respectively. In June 2025, we entered into a senior secured facility agreement with Macquarie Bank Limited (“Macquarie”), providing for an aggregate $105.0 million facility comprised of a term loan facility and a letter of credit facility (the “Macquarie Senior Facility”). In connection with entering into the Macquarie Senior Facility, we issued to Macquarie warrants with an aggregate value of $6.3 million, which are exercisable for our ordinary shares. In February 2026, we entered into a credit agreement providing for a senior secured delayed-draw term loan facility with aggregate commitments of approximately $1.4 billion (the “GPU Financing Facility”). On May 8, 2026, we entered into a revolving credit and guaranty agreement providing for revolving credit loans and letters of credit with an initial aggregate commitment of $770.0 million and a letter of credit sublimit of $200.0 million (the “Revolving Credit Facility”). In June, 2026, we exercised a portion of the incremental capacity to upsize the aggregate revolving commitments under the Revolving Credit Facility from $770.0 million to $900.0 million. On April 20, 2026, we entered into two Global Framework Agreements (collectively, the “DFS Framework Agreements”) with Dell Financial Services L.L.C. (“DFS”), as funder, providing for equipment lease financing arrangements for computing and data center equipment, with the specific financing terms set out in separately executed payment schedules. As of August 5, 2026, we have entered into 30 payment schedules, of which 29 have been fully executed, incurring an aggregate initial-term rent of approximately $2.08 billion, including combined financing charges of approximately $27.9 million. See “Description of Certain Indebtedness” for a description of the GPU Financing Facility. the Revolving Credit Facility and the DFS Framework Agreements. Subject to the limits contained in the agreements that govern the Macquarie Senior Facility, the GPU Financing Facility, and the Revolving Credit Facility, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our indebtedness could increase. Specifically, our outstanding indebtedness could have important consequences, including the following:

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it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;
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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, refinancing requirements, acquisitions, or other general corporate purposes may be impaired;
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a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, and other purposes;

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we could be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;
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our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, higher costs of borrowing, and the restrictive covenants in the agreements that govern the Macquarie Senior Facility, the GPU Financing Facility and the Revolving Credit Facility;
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our ability to borrow additional funds or to refinance debt may be limited; and
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it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations under such contracts.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Further, any refinancing or restructuring of our indebtedness could be at higher interest rates, may cause us to incur debt extinguishment costs, and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable, which could materially adversely affect our business, operating results, financial condition, and future prospects.

Further, financing through debt has historically been an important source of additional capital for us, and we intend to continue to use debt as a source of financing in the future. As such, we and our subsidiaries are able to incur additional debt and may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our existing debt agreements restrict our ability to incur additional indebtedness, including secured indebtedness, but if those restrictions are waived, or the facilities mature or are repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Furthermore, each of the Macquarie Senior Facility, the GPU Financing Facility and the Revolving Credit Facility bears interest at variable rates. If the Secured Overnight Financing Rate (“SOFR”) increases, our debt service obligations would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, an increase in such interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

We face amortization and depreciation risk and our results of operations may be adversely affected if we are not able to accurately estimate the value and useful lives of our long-term infrastructure assets or to amortize them over the periods we anticipate.

We face amortization and depreciation risk due to the significant capital investments required for long-lived assets such as our data centers, power systems, networking equipment, and specialized computing hardware. Our management must make certain estimates and assumptions that affect the amounts reported in our consolidated financial statements, including with respect to the useful lives of our long-lived assets. Our estimates of useful lives of property and equipment primarily relate to our server and network equipment, and to a lesser extent to the investments in infrastructure and our own-built data center facilities. Such estimates are based in part on our historical experience in operating assets of a similar nature, market inputs, if available, and multiple other assumptions that we believe to be reasonable, however, rapid technological change, shorter-than-expected useful lives of assets, shifts in customer demand, or changes in usage patterns may require us to accelerate depreciation or amortization, recognize impairment charges, or retire assets earlier than planned.

We anticipate that depreciation and amortization expense will increase in absolute terms as we continue to invest in our technology infrastructure and data center facilities. Given our limited history of operations in respect of our current business, and the immature and evolving market in which we operate, our estimates of the useful lives of such assets may be subject to change. Our reported results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. In addition, higher non-cash expenses or asset write-downs could reduce our reported earnings, distort period-to-period comparability, and adversely affect our financial results.

Our corporate structure and intra-group arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our business, operating results, financial condition, and future prospects.

We are expanding our international operations and staff to support our business and growth in international markets. We generally conduct our international operations through subsidiaries and, in the past, joint ventures and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our corporate structure and associated intra-group arrangements contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in the arrangements. Furthermore, increases in tax rates, new or revised tax laws, and new interpretations of existing tax laws and policies by taxing authorities and courts in various jurisdictions, could result in an increase in our overall tax obligations which could adversely affect our business. Our intra-group arrangements are subject to complex international taxation rules administered by taxing authorities in various jurisdictions in which we operate with potentially divergent tax laws. The amount of taxes we pay in different jurisdictions will depend on the application of the tax laws of the various jurisdictions to our intercompany transactions, international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws (which may have retroactive effect) and policies by taxing authorities and courts in various jurisdictions, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements.

It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing or profit attribution purposes. If taxing authorities in any of the jurisdictions in which we conduct our international operations were to successfully challenge our intra-group arrangements, we could be required to reallocate part or all of our income to reflect the associated tax adjustments, which could result in an increased tax liability to us. In such circumstances, if the country from where the income was reallocated did not accept the reallocation, or if relief under a mutual agreement procedure is not obtained, we could become subject to tax on the same income in both countries, resulting in double taxation. Furthermore, the relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. While, based on information currently available to us, we believe that our assumptions, judgments, and estimates are reasonable in all material respects, the relevant tax authorities may disagree with our tax positions, including any assumptions, judgments, or estimates used for these intra-group arrangements. If any of these tax authorities determine that our intra-group arrangements do not align with the relevant international tax rules, and were successful in challenging our positions, we could be required to pay additional taxes, interest, and penalties related thereto, which could be in excess of any reserves established therefore, and which could result in higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

We may be audited in various jurisdictions, including in jurisdictions in which we are not currently filing, and such jurisdictions may assess new or additional taxes, sales taxes, and value added taxes against us. Although we believe our tax estimates are reasonable in all material respects based on the information available at this time, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have an adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our business, operating results, financial condition, and future prospects.

Our international operations employ varying currencies, including, but not limited to, the British pound, Euro, Norwegian krone and U.S. dollar, which subject us to foreign currency exchange risk. We also have foreign currency exchange risk on some of our costs and our assets and liabilities denominated in currencies other than our functional currency. For example, for the year ended December 31, 2025, a significant portion of our revenue is denominated in U.S. dollars, while a part of our operating expenses, including salaries and other operational costs, are incurred in Euros, Norwegian Krone and British Pounds Sterling, resulting in a geographic misalignment between our cost-base and revenues. Furthermore, all of our new contracts are priced in U.S. dollars. Consequently, we are exposed to foreign exchange risk arising from fluctuations in exchange rates, which could significantly affect our margins, reported earnings and financial results. While we regularly enter into transactions to mitigate foreign currency exchange risk for portions of our foreign currency translation and financial exposure, it is impossible to predict or entirely eliminate the effects of this exposure.

We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.

We are subject to complex tax laws of multiple jurisdictions in which we operate, which are subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculations’ methodologies, including the classification of our revenues, the pricing of our intercompany transactions or the determinations of the jurisdictions to which profits are attributed. For example, a tax authority could challenge whether our supplies are taxable or exempt for value added tax purposes, or could challenge our input value added tax recovery methodology.

Furthermore, our effective tax rate could materially increase as a result of changes in tax law, tax treaties or the interpretation thereof. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, VAT, other indirect taxes and employment taxes) in any jurisdiction as a result of a growth of our business. For example, depending on the amount of income we generate in the United States and certain other factors, we may be subject to the U.S. Base Erosion and Anti-Abuse Tax if certain payments we make to related non-U.S. persons exceed applicable thresholds. In addition, we may be subject to the corporate alternative minimum tax (“CAMT”), which imposes a 15% minimum tax on adjusted financial statement income for corporations meeting certain income thresholds.

In addition, in response to an effort led by the Organization for Economic Co-Operation and Development and the G20 Group to reform the international tax system, many countries around the world have introduced new, and amended existing, tax laws applicable to corporate multinationals, such as us, and other countries may take similar steps. These new and amended tax laws are designed to ensure that multinational companies that meet an annual revenue threshold pay a minimum tax rate of 15% in all jurisdictions where they operate. If the existing tax laws are amended or clarified or new tax laws are enacted, or if the relevant facts change, in one or more jurisdictions where we operate, we may be required to pay additional taxes, which would increase our effective tax rate and adversely affect our financial results. Additionally, on July 4, 2025, the bill referred to as the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the United States. The OBBBA resulted in significant changes to the Internal Revenue Code of 1986, as amended, including changes to the taxation of businesses. We continue to assess the potential impact of the OBBBA on us.

In sum, any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits or changes to our taxation as a result of any expansion or modification of our network, operations or corporate structure, could adversely affect our business, financial condition, results of operations and future prospects.

We could be required to collect additional sales, use, value added, digital services, or other similar taxes or be subject to other liabilities with respect to past or future sales, that may increase the costs our customers would have to pay for our solutions and adversely affect our business, operating results, financial condition, and future prospects.

We do not collect sales and use, value added, or similar taxes in all jurisdictions in which we have sales because we have determined in consultation with our advisors that our sales in certain jurisdictions are not subject to such taxes. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction and the application of such laws is subject to uncertainty. Jurisdictions in which we do not collect such taxes may assert that such taxes apply to our sales and seek to impose incremental or new sales, use, value added, digital services, or assert other tax collection obligations on us, which could result in tax assessments, penalties, and interest, to us or our customers for past sales, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, which may adversely affect our operating results.

Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect such taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the U.K., France, and Canada, have enacted a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions are considering enacting similar laws. A successful assertion by a U.S. state or local government or a foreign jurisdiction that we should have been or should be collecting additional sales, use, value added, digital services, or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from using our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our business, financial condition and results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our business, financial condition and results of operations could be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to fair value measurements of financial instruments, the valuation of acquisition-related assets and liabilities, useful lives of long-lived assets, lease terms, the incremental borrowing rate used to determine lease liabilities, deferred income taxes and related valuation allowances, loss contingencies, share-based compensation, including the determination of the fair value of our ordinary shares and impairment of non-financial assets.

Risks Related to this Offering and Ownership of Our Ordinary Shares

The price of our Ordinary Shares may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering, and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this prospectus, as well as the following:

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actual or anticipated fluctuations in our revenue, financial condition and results of operations;
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variance in our financial performance from the expectations of securities analysts;
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announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;
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changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
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our involvement in litigation or regulatory actions;
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sales of our ordinary shares by us or our shareholders;
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commodity market activity or pricing levels;
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changes in key personnel;
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the trading volume of our ordinary shares;
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publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and
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general macroeconomic conditions and interest rate levels.

As a result, volatility in the market price of our ordinary shares may prevent investors from being able to sell their ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $ per shares (or $ per shares if the underwriters exercise their option to purchase additional ordinary shares from us in full) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If we issue additional ordinary shares in the future, you will experience additional dilution. See “Dilution.”

The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the issuance and sale of ordinary shares in this offering, we will have ordinary shares outstanding (or outstanding if the underwriters exercise their option to purchase additional shares from us in full) after giving effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share. The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock‑up arrangements and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and substantially all of our other shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of . Such ordinary shares will, however, be able to be resold after the expiration of the lock‑up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock‑up arrangements. The ordinary shares of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then‑issued and outstanding ordinary shares.

We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ordinary shares.

We may not pay any cash dividends on our ordinary shares in the future. There can be no guarantee that our performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate. If our sales, profit and cash flow significantly underperform market expectations, then our capacity to pay a dividend will suffer. Under current English law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to receive cash from our subsidiaries, and in turn, pay dividends is, and may in the future be, limited by covenants of the Macquarie Senior Facility, the GPU Financing Facility, the Revolving Credit Facility and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur. See “Dividend Policy.”

We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We could remain an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

Among other things, so long as we qualify as an emerging growth company and elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, investors and securities analysts may find it more difficult to evaluate our company. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company. As a result, investor confidence in our company and the market price of our ordinary shares may be adversely affected. Further, we cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes, including to fund and support our data center projects and deployments, technology development, working capital and operating expenses. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services or technologies. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

United States Holders of our ordinary shares may suffer adverse consequences if we are treated as a passive foreign investment company.

We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look‑through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

We have not yet determined whether we expect to be a PFIC for United States federal income tax purposes for the current taxable year. The determination of whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of the ordinary shares at the time of our initial public offering and in the future, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future.

Adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in the section titled “Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares.

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

A United States person that owns (directly, indirectly or constructively) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation that is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes (a “United States shareholder”) may be required to report annually and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “net CFC tested income,” and investments in U.S. property by the CFC regardless of whether such CFC makes any distributions. A foreign corporation for U.S. federal income tax purposes generally is considered a CFC if United States shareholders own (directly, indirectly or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that foreign corporation or more than 50% of the total value of all stock of that foreign corporation. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We generally cannot provide any assurances that we will assist investors in determining whether we are or any of our non‑U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign‑controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Some of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time‑consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the relevant ordinary shareholder resolution passed by shareholders at a general meeting.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We expect to obtain authority from our shareholders to disapply preemptive rights in connection with the completion of this offering, which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the Companies Act and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

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Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;
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Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy (or, if a corporation, by duly authorized representative)) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy (or, if a corporation, by duly authorized representative)), including amendments to our articles of association. This may make it more difficult for us to complete corporate actions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
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In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;
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Under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and
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Under English law and our articles of association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We cannot assure you that a market will develop for our ordinary shares or what the price of our ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their ordinary shares at or above the initial public offering price.

Before this offering, there was no public trading market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ordinary shares may decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes‑Oxley Act, the Dodd‑Frank Act, the listing requirements of and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. The increase will be even greater once we are no longer an emerging growth company. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes‑Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting and an auditor attestation on management’s internal controls report. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Commencing with the fiscal year ending December 31, 2027, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

We anticipate that the process of building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we identify additional material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our ordinary shares are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Many members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available.

General Risk Factors

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism and other geopolitical unrest, such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, could cause disruptions in our business or the businesses of our partners or the economy as a whole.

In the event of a natural disaster, including a major earthquake, flood, hailstorm, straight-line wind, tornado, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of our office locations or data centers may be vulnerable to the adverse effects of climate change. These events can, in turn, have impacts on inflation risk, food security, water security, and on our employees’ health and well‑being. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate.

The level of insurance coverage that we purchase, including for fire, flood, cyber risks or business disruption, may prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

We carry liability, property, business interruption, cybersecurity, and directors’ and officers’ insurance and other insurance policies to cover the principal insurable risks to our business. We select the types of insurance, including the limits and deductibles, based on our specific risk profile, including risks prevalent in our markets, the cost of the insurance coverage versus its anticipated benefit and general industry and market standards.

There can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance. In addition, as cyberattacks and cyber incursions increase in frequency and degree, in particular in our industry and against technology companies, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Furthermore, insurance coverage is becoming increasingly expensive, and in the future, we may not be able to maintain insurance coverage at a reasonable cost or in ample amounts to protect us against losses due to liability. Any of the limits of insurance that we purchase could prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.

We are subject to the general risks associated with the ownership of real property.

We had five wholly-owned data centers as of July 31, 2026. As a result, we are subject to the general risks associated with the ownership of real property, including, but not limited to:

•
changes in governmental laws and regulations, including zoning ordinances, and the related costs of compliance;
•
the possibility of environmental contamination and the costs associated with remediating any environmental problems;
•
adverse changes in the value of these properties due to economic conditions;
•
increased upfront costs of purchasing real property;
•
the ongoing need for repair, maintenance and capital improvements;
•
natural disasters, including fire, flooding, earthquakes, hailstorms, straight-line wind, tornadoes and other natural disasters, and acts of war or terrorism;
•
possible disputes with third parties related to the real property;
•
general liability, property and casualty losses, some of which may be uninsured;
•
liabilities for clean‑up of undisclosed environmental contamination; and
•
liabilities incurred in the ordinary course of business.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

Cautionary Statement Regarding Forward‑Looking Statements

This prospectus contains forward‑looking statements that relate to our current expectations and views of future events. These forward‑looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements.

In some cases, these forward‑looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward‑looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward‑looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward‑looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•
our ability to sustain our recent growth;
•
our ability to obtain additional capital on acceptable terms;
•
our ability to expand our data center footprint, identify appropriate sites, enter into build-to-suit arrangements, and obtain reliable power;
•
our ability to achieve or sustain profitability;
•
the success of our investments in product and technology;
•
our ability to complete the Anyscale Acquisition within the expected timeframe and to integrate Anyscale into our business and Ray on our platform, and to realize anticipated synergies;
•
our ability to obtain, maintain, protect, and enforce our intellectual property and proprietary rights;
•
the risk of intellectual property infringement claims by third parties;
•
our ability to maintain technology licenses from third parties;
•
our ability to comply with applicable laws and regulations;
•
the impact of export and import controls, sanctions, and anti-corruption laws on our ability to compete;
•
our ability to comply with evolving data privacy, data protection, and information security laws and regulations;
•
our ability to remediate the material weaknesses in our internal control over financial reporting;
•
the impact of restrictive covenants in our indebtedness on our financial condition and our ability to incur additional debt; and
•
other risks and uncertainties, including those described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The forward‑looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward‑looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price per share of $ , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us (or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares from us in full).

Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $ , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $ million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares, and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds of this offering for general corporate purposes, including to fund and support our data center projects and deployments, technology development, working capital and operating expenses. Additionally, we may use a portion of the net proceeds to acquire or invest in products, services or technologies.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Dividend Policy

We have never declared or paid any cash dividends on our share capital. Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to shareholders is largely dependent on receipt of dividends and other distributions from our subsidiaries.

In addition, the Macquarie Senior Facility, the GPU Financing Facility and the Revolving Credit Facility contain restrictions on the ability of our subsidiaries to make payments to us and thus our ability to pay cash dividends on our share capital. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ordinary shares.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

Corporate Reorganization

Prior to this offering, we conducted our business through Nscale Global Holdings Limited and its subsidiaries. On May 4, 2026, we completed a restructuring such that A ordinary shares, Series B AIV shares, Series C AIV shares, Series B preferred shares, all classes of Series C preferred shares and C ordinary shares held by the shareholders of Nscale Global Holdings Limited (other than those A ordinary shares held by Arkon Energy) were exchanged for equivalent shares of Nscale Limited (such transaction, the “Initial Reorganization Step”). In addition, on May 5, 2026, shareholders in Arkon Energy transferred their holdings in Arkon Energy to Nscale Limited in exchange for equivalent A ordinary shares of Nscale Limited. As a result, Nscale Limited is the ultimate holding company of Arkon Energy and, directly and indirectly, Nscale Global Holdings Limited. The foregoing transaction, along with the Initial Reorganization Step, is herein referred to as the Arkon Reorganization.

In May 2026, pursuant to the Reorganization described herein, we effected a 60-for-1 forward stock split of our outstanding securities.

Prior to the consummation of this offering, and pursuant to the Subsequent Reorganization Steps described herein, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc. Nscale Global Holdings Limited will become a wholly-owned subsidiary of Nscale plc.

The Subsequent Reorganization Steps will take place in several steps as follows:

Re-registration of Nscale Limited as a public limited company and change of name to Nscale plc. Such re-registration and change of name will require certain special resolutions to be passed by the shareholders of Nscale Limited to approve the re-registration as a public limited company, the name change to Nscale plc and the adoption of new articles of association for Nscale plc that are appropriate for a public company.

Redemption of deferred shares and GBP preferred shares. Certain shares in the capital of Nscale plc will be redesignated and converted into deferred shares in accordance with their terms of issue. These deferred shares will be redeemed by Nscale plc and cancelled in accordance with their terms of issue.

Reorganization of separate classes of shares of Nscale plc into a single class of ordinary shares. Each class of shares issued by Nscale plc that remains in issue will be reorganized into ordinary shares of Nscale plc (other than certain shares held by Citadel, which may be reorganized into non-voting ordinary shares carrying identical economic rights to our ordinary shares but no voting rights). The reorganization will involve (without limitation) the redesignation and conversion of shares. As a result of this reorganization, Nscale plc will have a single class of ordinary shares, and a small number of non-voting ordinary shares bearing the same economic rights, each as described in the section titled “Description of Share Capital and Articles of Association.”

Adoption of new articles of association for Nscale plc. Prior to completion of this offering, Nscale plc will adopt new articles of association appropriate for a publicly traded company, to take effect on completion of this offering. Adoption of these new articles of association will require approval by way of a special resolution to be passed by the shareholders of Nscale plc. See “Description of Share Capital and Articles of Association.”

The Subsequent Reorganization Steps described above, along with the Arkon Reorganization, are herein referred to collectively as the Reorganization. The Reorganization will not materially affect our operations, which we will continue to conduct through our operating subsidiaries.

We intend to describe the full terms of the Reorganization in a subsequent pre-effective amendment to this registration statement.

Capitalization

The table below sets forth our cash and cash equivalents and capitalization as of , 2026:

•
on an actual basis;
•
on a pro forma basis to reflect: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (iv) redesignation and reclassification of each of the issued and outstanding classes of shares into a single class of ordinary shares, each entitled to one vote per share (save as described at “Description of Share Capital and Articles of Association” below); and
•
on a pro forma as adjusted basis to further reflect the issuance of ordinary shares in this offering at an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of Proceeds.”

Investors should read this table in conjunction with our audited financial statements included in this Prospectus as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There have been no significant adjustments to our capitalization since , 2026, except that, in July 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition for consideration that includes our equity. The issuance of equity consideration in connection with the Anyscale Acquisition is not reflected in the pro forma or pro forma as adjusted columns in the table below and will be reflected in our capitalization in subsequent periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Dilution.”

As of , 2026
	Actual	Pro Forma		Pro Forma As Adjusted(1)
(in millions)
Cash and cash equivalents	$	$	$
Total debt, including current portion
Shareholders’ equity (deficit):

Ordinary shares, par value per share;
   shares authorized, shares issued and
   outstanding, actual; shares authorized,
   issued and outstanding, pro forma; shares
   authorized, issued and outstanding, pro
   forma as adjusted

Preferred shares, par value per share;
   shares authorized, shares issued and
   outstanding, actual; shares authorized,
   issued and outstanding, pro forma; shares
   authorized, issued and outstanding, pro
   forma as adjusted

Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income, net
Total shareholders’ equity (deficit)
Total capitalization	$	$	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The number of our ordinary shares outstanding in the table above excludes:

•
ordinary shares issuable upon exercise of share options outstanding as of , 2026 under our 2025 ESOP, with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the vesting and settlement of restricted shares outstanding as of , 2026 under the 2025 ESOP with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the exercise of warrants outstanding as of , 2026, with a weighted average exercise price of $ per share; and
•
ordinary shares reserved for future issuance under our employee share incentive programs as described in “Executive and Director Compensation.”

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per ordinary share immediately following the consummation of this offering.

At , 2026, we had a historical net tangible book value of $ million, corresponding to a net tangible book value of $ per share. Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding. At , 2026, we had a pro forma net tangible book value of $ million, corresponding to a pro forma net tangible book value of $ per share. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of , 2026, after giving effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share.

After giving further effect to the sale by us of ordinary shares in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at , 2026 would have been approximately $ million, representing $ per ordinary share.

The following table illustrates our pro forma net tangible book value reflecting the adjustments described above.

Historical net tangible book value as of , 2026	$
As adjusted increase in net tangible book value	$
As adjusted net tangible book value	$
As adjusted number of ordinary shares outstanding
As adjusted net tangible book value per share	$

This represents an immediate increase in net tangible book value of $ per ordinary share, to existing shareholders and an immediate dilution in net tangible book value of $ per ordinary share, to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution in net tangible book value per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price		$
Historical net tangible book value per share as of , 2026	$
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering		$

If the underwriters exercise their option to purchase additional ordinary shares from us in full, our as adjusted net tangible book value after this offering would be $ per ordinary share, representing an immediate increase in as adjusted net tangible book value of $ per ordinary share to existing shareholders and immediate dilution of $ per ordinary share in as adjusted net tangible book value per share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by $ per ordinary share, and the dilution to new investors in the offering by $ per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted basis, as of , 2026, (i) the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by the existing shareholders and (ii) the total number of ordinary shares purchased from us by new investors in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commission and estimated offering expenses payable by us (in millions, except share and per share amounts and percentages).

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The total number of ordinary shares reflected in the discussion and tables above is based on ordinary shares outstanding as of , 2026 on an as adjusted basis and does not reflect:

•
ordinary shares issuable upon exercise of share options outstanding as of , 2026 under our 2025 ESOP, with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the vesting and settlement of restricted shares outstanding as of , 2026 under the 2025 ESOP with a weighted average exercise price of $ per share;
•
ordinary shares issuable upon the exercise of warrants outstanding as of , 2026, with a weighted average exercise price of $ per share; and
•
ordinary shares reserved for future issuance under our employee share incentive programs as described in “Executive and Director Compensation.”

If the underwriters exercise their option to purchase additional ordinary shares from us in full, the following will occur:

•
the percentage of our ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and
•
the percentage of our ordinary shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward‑looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward‑looking statements.

Overview

With our AI cloud platform designed as part of our vertically integrated model, we deliver AI infrastructure and services to some of the most important technology companies globally. We plan, source, build and operate multiple stages of the AI infrastructure value chain, including powered land and power access, behind-the-meter power generation, data center design and build, facility ownership and operations, GPU fleet deployment and management and our unified software control plane. This integrated approach maximizes our ability to service our customers reliably and economically. Our platform is built on a global portfolio of low-cost powered land and behind-the-meter power sites that support the deployment of AI infrastructure to serve large-scale AI training and inference workloads. We develop large-scale AI campuses in low-cost power regions to enable cost-effective delivery of AI compute across our portfolio while smaller, distributed GPU clusters allow us to serve sovereign workloads or those that require in-country infrastructure deployment. This model allows Nscale to deliver low-cost, reliable, and performant compute to a global customer base running large scale training and inference workloads. Our unified cloud software platform delivers a consistent, secure orchestration layer across our global portfolio, managing scheduling, fleet operations, and system health across heterogeneous environments to provide a reliable, standardized operating model for running AI training and inferencing workloads at scale. At present, our degree of ownership and operational control varies by project and location: our current portfolio includes wholly-owned sites, colocation and leased deployments, where in some cases we do not control the underlying third-party facility. We also do not control all inputs to our platform, such as the manufacture of GPUs, power generation equipment, or other critical infrastructure components, which we instead procure through close partnerships with key suppliers. Given the long lead times associated with the development of large-scale data center campuses, as of July 31, 2026, our active capacity is primarily composed of colocation and leased deployments. These deployments enable us to provide compute capacity in the nearer term, establish and expand customer relationships, and demonstrate our ability to deploy, operate and manage GPU infrastructure and related cloud services at scale. However, the substantial majority of our contracted data center sites by contracted capacity are wholly owned by us and provide us with greater control over key aspects of the AI infrastructure stack, typifying the vertically integrated nature of our platform.

Beginning in 2023, we proactively assembled a multi‑gigawatt portfolio of powered land in structurally low‑cost power markets, positioning the company ahead of accelerating demand for high‑density, AI‑optimized infrastructure. As demand for AI compute has accelerated, access to reliable, large-scale contiguous power has emerged as the primary gating factor for AI infrastructure deployment. In March 2026, we took a decisive step to secure long-term leadership in the U.S. AI infrastructure market by acquiring 100% of the share capital of AIPCorp, which includes the Monarch Compute Campus in Mason County, West Virginia, one of the largest AI-dedicated infrastructure sites globally, with a power generation capacity runway scalable to over 6.5 GW of IT load power and over 8 GW of gross power. Following this acquisition, we created a new subsidiary—Nscale Energy & Power—to internalize power origination and development capabilities and establish our Energy & Power division. This early, power‑first strategy now underpins our long‑term unit‑economic advantage and provides the foundation on which we continue to scale our AI campuses and distributed deployments globally.

Some of the world’s largest and most advanced technology companies choose Nscale because we deliver large-scale AI infrastructure at structurally lower cost, with exceptional delivery certainty enabled by our vertically integrated model, proven by a customer portfolio that is approximately 94% investment grade as of July 31, 2026. Our platform is engineered for stable runtime performance and high operational uptime, supported by continuous monitoring, automated alerting, and proactive remediation at the node, rack, and cluster levels. By unifying software, hardware, and data center design within a single platform, we provide customers with a consistent operating environment for AI workloads at global scale.

We generate the vast majority of our revenue through long-term, multi-year take-or-pay contracts. These contracts have an industry-leading weighted average contract life of approximately 5.5 years, reflecting the value of our powered land portfolio and vertically integrated infrastructure. Contract terms commence upon successful delivery of GPU compute clusters of infrastructure. We aim to extend customer relationships beyond initial contract maturities through phased infrastructure refresh cycles and modular upgrades that allow customers to deploy successive generations of AI hardware and continue running inference workloads at scale without relocating data or re-architecting platforms.

In addition, at the request of our customers, many of our contracts feature a right of first refusal that grants our customers the priority right to secure additional compute capacity, which speaks to the strength of our service and customer relationships.

As of July 31, 2026, our infrastructure portfolio included approximately 25,000 active GPUs and 289,000 active and contracted GPUs, five active and nine contracted data center sites (including five wholly-owned sites, eight colocation sites, and one leased site) and approximately 831 MW of active and contracted capacity (representing 475 MW at owned sites, 200 MW at leased sites and 156 MW at colocation sites), with line of sight to approximately 10 GW of potential power capacity for development across sites under ownership or long-term control and power procurement agreements following the acquisition of the Monarch Compute Campus. Our footprint is concentrated in renewable-rich, low-cost power regions such as Norway, Portugal, Iceland, and select locations in the United States. We are also in advanced discussions in the APAC region to secure incremental low-cost power as part of our strategy to establish a scaled APAC footprint. Our global footprint, structurally advantageous cost base, and long-standing senior-level relationships across the power, infrastructure, and hardware supply chain provide a differentiated competitive position in addressing emerging demand for sovereign AI solutions and positions us well to support continued enterprise adoption and expanding hyperscaler demand.

In addition to our physical infrastructure, our proprietary full-stack software platform manages the deployment and operation of large-scale AI compute through a single, secure control plane that covers global campuses, edge, and sovereign deployments. The platform layer provides fleet management and observability, quota and identity controls, automated health checks with remediation, and unified policy enforcement, giving customers a single-pane view for scheduling, capacity and SLAs across heterogeneous hardware and geographies. The Managed Software and Application layers operationalize production-grade primitives, including bare metal, Slurm, NKS and virtual instances, while offering inference, fine-tuning, a curated model library and evaluation tooling. These capabilities shorten time-to-first-token and raise GPU FLOP utilization, lowering costs through predictive scheduling and autoscaling; they also enforce enterprise security, provide auditable registries and ensure data-residency controls, while supporting distributed inferencing and edge deployments. To further enhance our software platform, we entered into a definitive agreement in relation to the Anyscale Acquisition. Anyscale is an AI compute platform built on Ray, an adopted open-source framework for scaling AI workloads. The distributed compute stack is standardizing, with Ray emerging as the industry-standard compute engine for scaling multi-node AI workloads. Ray has experienced exponential growth, recording 174 million downloads in the second quarter of 2026. Anyscale brings in the orchestration layer, built around open-sourced Ray, that abstracts away distributed computing complexity and optimizes both training and inference workloads across AI infrastructure. Anyscale, which is already powering AI at AI-native companies and enterprises, expands our customer base and is used by both AI native and traditional enterprise customers to train and run open-sourced models on proprietary data. Approximately 200 employees focused on improving workload performance and infrastructure utilization will join us as part of the Anyscale Acquisition.

We deliver enterprise-grade inference today as part of our application services, anchored by a rapidly scaling serverless platform. To date, we have processed billions of tokens, with token usage growing rapidly; our serverless inference supports a broad set of open models and serves as the foundation of an enterprise-ready inference platform built for reliability, performance, and scale. These production services are tightly integrated with our model and data registries and fine-tuning pipelines, enabling customers to move from prototyping to production with consistent performance and governance.

The depth and breadth of our offering, clear advantages of vertical integration, and structural cost efficiencies have enabled us to attract customers and realize significant growth in our business. Revenue for the year ended December 31, 2025 increased 73%, from $19.1 million in 2024 to $33.0 million in 2025. As of July 31, 2026, we had approximately $2.6 billion of active and $51.3 billion of active and contracted TCV under long-term take-or-pay contracts with customers, compared to $0.5 billion of active and $38.0 billion of active and contracted TCV as of December 31, 2025. These contracts support the deployment of approximately 289,000 GPUs that were active or contracted as of that date. The majority of the customer contracts we have entered into after December 31, 2025 will be accounted for under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) as service revenue.

Our Business Model

We generate revenue by providing customers with access to our AI infrastructure and proprietary Managed Software and Application services through the Nscale Cloud Platform. Our customers pay for compute, networking, storage, and software capabilities required to train and deploy AI models at scale. Access to our platform is priced primarily on a per-GPU-hour basis, while ancillary services, such as storage, are generally priced separately on a per‑gigabyte‑per‑month basis.

Our revenue model is anchored in long-term, take-or-pay contracts with predominantly investment-grade customers, supplemented by on-demand usage arrangements. Our long-term take-or-pay contract model reflects the capital-intensive nature of AI infrastructure deployment and our focus on securing long-term visibility into cash flows to support investment in powered land, data center infrastructure, and platform development. Contract terms vary by duration, pricing, billing mechanics, and prepayment levels, each of which influences the timing and predictability of our revenue, cash flows, and capital requirements.

Secure Powered-Land

Securing powered land in low-cost markets is core to our vertically integrated AI cloud platform. We have extensive experience securing access to low-cost power that can support the delivery of AI compute at structurally lower costs. Our vertically integrated approach enables us to consistently deliver reliable, cost-efficient, and scalable AI infrastructure. Our strategy is underpinned by a comprehensive, data-driven process for identifying, evaluating, and acquiring powered land sites suitable for AI data centers, whether through freehold ownership or, in certain circumstances, long-term leasing arrangements, to de-risk and optimize site selection for our customers’ specialized HPC requirements.

Upon identifying prospective sites, our dedicated site acquisition team initiates a rigorous due diligence process. While we generally seek to develop and operate freehold sites where unit economics, power availability and cost, and scalability are most attractive, we may also utilize leasehold sites, typically in coordination with customer requirements, to enable accelerated deployment timelines or initial capacity needs. Our footprint includes both owned and leased sites, with five wholly-owned sites, seven colocation sites and one leased site as of July 31, 2026. Over time, where unit economics and long-term power costs support it, we seek to transition or expand leasehold deployments toward owned sites that support large-scale, durable AI infrastructure. This disciplined approach ensures that each site is positioned to be a foundational asset capable of supporting our evolving HPC and AI infrastructure needs.

Behind-the-Meter Power Micro-Grids

We design, build, own, and operate behind-the-meter power infrastructure to deliver low-cost power at large scale for our large AI campus projects. These AI micro-grids combine on-site generation with intelligent power management and operate independently from the utility grid.

Committed Contracts

The majority of our future revenue is expected to be generated from committed contracts that are generally structured as take-or-pay arrangements. Under these contracts, customers commit to a specified level of capacity on our platform for a fixed contractual term. Our committed contracts represent approximately $2.6 billion of active and $51.3 billion of active and contracted TCV as of July 31, 2026, and had a weighted average contract life of approximately 5.5 years.

Our committed contracts include pre-payments that provide us with a meaningful organic source of capital for expansion, decreasing the need to raise debt and equity and reducing our capital risk. Under committed contracts, pricing is generally fixed for the duration of the agreement and is measured on a dollar-per-GPU-hour basis. Customers are typically billed monthly based on their reserved usage commitments, regardless of actual utilization. Billings under these arrangements are recognized as revenue ratably over the contract term as customers receive and consume the benefits of access to reserved capacity.

Contract-to-Cash Cycle

Our committed contracts generally follow a contract-to-cash cycle that can be divided into three primary phases: (1) contract signing, (2) infrastructure purchase and installation, and (3) go-live and revenue recognition.

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Contract Signing. Committed contract execution typically follows the conversion of a letter of intent. At execution, we generally receive a prepayment from the customer, which is applied against amounts owed by the customer over the life of the contract. Upon receipt, we record the cash received as an asset and recognize a corresponding contract liability, which is generally classified as deferred revenue. Though the amount and timing of prepayments vary by contract and customer credit profile, as of July 31, 2026, the weighted-average prepayment across all of our customer contracts was 47% of our active and contracted TCV. We expect the level of prepayments to vary over time as our contract mix, customer base, and financing arrangements evolve.
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Infrastructure Purchase and Installation. Upon executing a committed contract, we typically issue purchase orders for the infrastructure components required to fulfill the customer’s capacity commitment. Aligning procurement with contract execution helps us match capital deployment to contracted demand. We generally make supplier payments in installments, which may include an initial deposit upon issuance of the purchase order, one or more progress payments prior to delivery, and a final payment upon equipment delivery. The timing of these payments, together with the receipt of customer prepayments and the availability of financing, affects our working capital needs and cash flows during the infrastructure build-out period. In certain markets going forward, we may choose to deploy capital ahead of finalizing customer contracts to accelerate project timelines. In markets with strong demand and where speed‑to‑power provides a competitive advantage, this approach may offer an attractive risk‑reward opportunity and help us remain a provider of choice for our most strategic customers.
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Go-Live and Revenue Recognition. Once installation and testing of the infrastructure is complete, the contract goes live and the customer is able to access the reserved capacity on our platform. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of access to the reserved capacity.

Our capital profile is front-loaded, where data center and GPU capital expenditures are concentrated in the purchase and installation phase of our buildouts, a meaningful portion of which are met by our customer prepayments and asset-level financing. Under our multi-year take-or-pay contracts, operating cash flows are expected to steadily net against the initial capital outlay, with cumulative cash flow turning positive and inflecting upward prior to contract termination. Following the contract term, customers may elect to renew, expand, or modify their deployments based on their evolving compute requirements, including the contracting of additional services. Our data center and platform architecture is designed to support phased refreshes, capacity expansions, and technology upgrades over time, allowing us to continue serving customer workloads where economically and operationally appropriate. Decisions regarding post-contract deployments are driven by customer demand, unit economics, and the availability of suitable infrastructure. See “Risk Factors—Risks Related to Our Business and Industry—Our business is vertically-integrated and therefore highly capital-intensive, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects.”

On-Demand Usage Arrangements

In addition to committed contracts, we also sell on-demand access to our platform. On-demand usage provides customers with flexibility to scale usage dynamically and allows us to monetize incremental capacity that is not allocated to committed contracts. Under these arrangements, customers are not required to commit to a minimum level of usage or a fixed contract term. Instead, customers are billed monthly in arrears based on their actual usage of the platform, measured on a dollar-per-GPU-hour basis. On-demand usage is not currently a material component of our revenue model, as our revenue model is presently anchored in long-term, take-or-pay contracts. However, on-demand usage may become a more relevant component of our revenue in the future as our platform scales and customer adoption broadens. Currently, on-demand usage is intended primarily to provide flexibility for customers and to monetize incremental capacity that is not allocated to committed contracts.

Revenue attributable to on-demand usage is recognized at the time the customer consumes services. Due to the variable and discretionary nature of on-demand usage, amounts recognized from these arrangements are generally less predictable than those associated with committed contracts and may fluctuate from period to period based on customer demand and usage patterns.

Customers and Go-to-Market Strategy

In the current market cycle, a limited number of customers account for the majority of demand for large-scale AI compute deployments. Hyperscale customers currently represent the largest source of demand for AI infrastructure at scale, and our go-to-market focus reflects the size of this opportunity. We engage with customers that require substantial deployments and are willing to enter into multi-year committed contracts. As of July 31, 2026, 94% of our TCV was attributable to investment-grade rated customers. Our customer concentration reflects the current structure of demand for large-scale AI compute. Over time, as AI adoption grows, we expect enterprise demand for AI infrastructure to increase. We will continue to enhance and expand our offerings to support enterprise customers by building on existing platform capabilities and customer relationships.

Customers evaluate infrastructure providers based on performance, reliability, deployment timelines, cost of delivery, and the ability to scale capacity over time. As a result, our sales cycles may be longer and involve technical validation, capacity planning, and close coordination with customer development timelines. While relationships with a limited number of large customers, particularly under committed contracts, can drive rapid revenue growth and contracted backlog, they may also result in revenue concentration and increase exposure to changes in the purchasing behavior or financial condition of individual customers. We also serve customers through on-demand arrangements, which are not a material component of our go-to-market strategy, but provide an entry point to customers and an opportunity to monetize incremental capacity. We also serve AI-native and enterprise customers through on-demand and serverless arrangements delivered through Nscale Cloud. While these arrangements are not currently a material component of our revenue, which remains anchored in long-term, take-or-pay contracts, we expect them to become an increasingly important part of our go-to-market strategy over time, providing customer diversification and margin expansion in addition to an entry point to customers and an opportunity to monetize incremental capacity.

Our platform is designed to support customers across multiple regions. Deployment of infrastructure across additional regions requires access to suitable data center sites, sufficient power capacity, and the ability to deploy infrastructure efficiently. Geographic expansion may increase our addressable market but also introduce additional operational complexity and capital requirements. Our customer acquisition and expansion efforts influence our revenue growth, customer mix, and contract structures. The timing and success of these efforts affect the pace of infrastructure deployment, capital expenditures, and the visibility of future revenues. As we continue to scale, our ability to attract, retain, and expand relationships with customers on economically attractive terms will be a key driver of our results of operations and financial condition.

Attractive Unit Economics

Our business benefits from attractive unit economics that are driven by the structure of our customer contracts and the vertical integration of our platform.

A substantial portion of our revenue is generated under committed, multi-year take-or-pay contracts with fixed pricing over the contract term, offering customers cost predictability while securing our long-duration cash flows. We expect average cash payback to occur within the initial contract term.

Our unit economics also benefit from the vertically integrated nature of our platform. As a greater share of our GPU assets is deployed in owned‑and‑operated facilities, we expect to realize gross margin expansion and lower unit costs. Further, our data centers are strategically located in low‑cost power markets and are designed to deliver lower PUE relative to peers. By owning data centers in the majority of our sites and deploying strategically in low‑cost markets, we aim to realize GPU‑per‑hour cost savings versus our competitors.

When negotiating contracts with customers, we set terms including deployment scale, contract length, level of customer prepayment, and pricing to optimize project economics and return on capital.

Maximizing the Value of Our Infrastructure

Our flexible and integrated platform is centered around maximizing the economic value of our infrastructure assets.

Upon contract expiry, we seek to continue to monetize assets by either re‑contracting with existing or new customers or redeploying GPUs to on‑demand capacity pools. We believe this approach will enable us to maximize asset utilization and economic value beyond cash payback and, in some cases, after assets are fully depreciated.

While we do utilize operating leases for a minority of our data center footprint as of December 31, 2025, our strategy focuses on data center ownership, which gives us the control to maximize GPU fleet productivity. By reducing reliance on third-party colocation, we can better ensure timely access to capacity and align facility terms with customer contracts. Moreover, by utilizing modular, future‑proof data center designs with site modules that can be disassembled, retrofitted, or relocated, we expect our underlying data center infrastructure to support multiple hardware generations. Thus, a significant portion of capital invested in site development and supporting infrastructure may provide benefits over extended periods.

Key Factors Impacting Our Performance

Our growth and operating results depend on several interrelated factors, both internal and external, that present both opportunities and risks for our business.

Ongoing AI Growth and Adoption

Developments in artificial intelligence have driven a pervasive shift across the globe as use cases, both commercial and noncommercial, continue to emerge and improve. Usage continues to broaden from frontier labs to mainstream enterprises; a number of enterprises are actively adopting and implementing AI agents. From foundational model training to inference at scale, both the development and usage of artificial intelligence require large quantities of high‑performance compute. We expect this to drive an expanding mix of sustained, large‑cluster requirements and event‑driven workloads. If AI adoption slows, or if demand shifts away from high-performance infrastructure toward lower-cost alternatives, our opportunity set could be smaller than anticipated.

Developing and Expanding our Low-Cost Power Pipeline

Power availability and cost are the dominant constraints in AI infrastructure. We believe that as compute prices experience downward pressure and begin to commoditize, the primary driver of unit economics and competitive positioning increasingly becomes the cost of power. Our strategy centers on securing low-cost, reliable, long-duration power and pairing it with our vertically integrated operations. As of July 31, 2026, we have secured approximately 831 MW of active and contracted capacity, with line of sight to approximately 10 GW of potential power for development across sites under ownership or long-term control and power procurement agreements following the acquisition of the Monarch Compute Campus. By combining advantageous power sourcing with high-efficiency facilities, we believe we can sustain pricing while preserving our margins, regardless of the competitive landscape. Any challenges in identifying suitable sites, entering into build-to-suit arrangements, or securing reliable power with sufficient capacity on acceptable terms could impact our rapid deployment and constrain the growth of our revenues.

Maximizing Existing and Securing Additional Customer Workloads

A large part of our business plan depends on us being able to enter into and maintain long-term partnerships with customers that require large quantities of compute. To date, these customers have primarily been AI-centric institutions involved in the development and training of AI technologies. The majority of our customers enter into committed contracts that are generally long-term and structured as take-or-pay contracts guaranteeing specific capacity levels over a fixed term.

Through our vertical integration and deployment experience, we have been able to execute multi-year contracts that align with customers’ timelines, economics, and scale of compute needs. We believe these same qualities will also allow us to continue onboarding new customers. In addition, once a commercial relationship has been established, our reliable infrastructure and operational excellence can leave us well positioned to expand existing contracts, execute renewals, and offer adjacent services over time. On-time and reliable delivery of compute at scale will allow us to continue to expand our business’ TCV. As of July 31, 2026 we had $2.6 billion of active and $51.3 billion of active and contracted TCV, compared to $0.5 billion of active and $38.0 billion of active and contracted TCV as of December 31, 2025.

Timely and Economically Sourcing AI Factory Components

Our ability to deliver compute capacity at scale is rooted in securing key AI factory components including GPUs, high‑performance networking, storage, liquid cooling, and power distribution equipment. The rapid expansion of AI continues to drive change throughout this supply chain, causing longer lead times and dynamic pricing. To avoid disruption caused by supply chain constraints, we continue to pursue dual-sourcing of critical components, pre‑reserving capacity, and deploying modular configurations to maintain delivery schedules. As part of this strategy, we acquire NVIDIA GPUs through multiple third-party suppliers, and have diversified this supplier base over time. For the year ended December 31, 2025, we expanded our sourcing to three suppliers, which accounted for 57%, 27%, and 16%, respectively, of NVIDIA GPUs and related technology infrastructure equipment purchases. We expect to source NVIDIA GPUs from additional suppliers during the year ending December 31, 2026, further reducing concentration risk. We also ensure that we are closely aligned with our key manufacturers, such as NVIDIA, through partnerships that extend beyond the conventional buyer and supplier relationship such as direct equity investment. This disciplined sourcing approach supports consistent deployment timelines, high utilization, and resilient unit economics. Any disruption in supply chains, delays in component deliveries, or limited allocation of new-generation GPUs could affect our ability to meet contracted timelines and service levels.

Maintaining the Strength of our Technology Stack and Product Offering

The commercial success of our cloud offering is in part attributable to the strength of our fully integrated suite of AI applications, managed software and compute infrastructure services. Our technology stack is central to performance, efficiency, and reliability across training and inference workloads. We continuously invest in orchestration, scheduling, and observability to maximize GPU utilization, reduce job latency, and lower delivered cost per GPU‑hour. We believe that continuing to refine our full-stack offering and maintain our position at the cutting edge of compute services will drive business results. Failure to keep pace with hardware cycles, software standards, or workload requirements would impair our competitive position.

Simplifying our Funding Structure and Improving Our Cost of Capital

Our business model is driven by high-conviction, contractual cash flows with a significant up-front component that we believe underpins a clear path to advantageous financing. We will continue to leverage a mix of debt, equity, customer prepayments, and cash flows from operations to fund our data center and cloud builds, but we aim to simplify our path to funding and lower our cost of capital. As the business continues to scale, we expect to utilize more centralized fundraising to form a quicker and more cost-effective path to investment capital. These facilities will allow us to increase our focus on our operational excellence and further growing the business. Additionally, by continuing to pursue investment grade customers, we expect to decrease counterparty risk to our business that would otherwise elevate our cost of capital. If our cost of capital does not decline as anticipated, or if capital markets become less receptive, our ability to compete against larger, well-capitalized peers could be affected, and our development schedule, operating results, and financial condition could be adversely impacted. For additional information on our existing indebtedness, see “Description of Certain Indebtedness.”

Recent Developments — Pending Anyscale Acquisition

On July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring a software platform for scaling data processing, training, inference, and reinforcement learning workloads across large GPU clusters. The Anyscale Acquisition is subject to regulatory approvals and other customary closing conditions with closing expected at the time of or concurrent with this offering. The historical consolidated financial statements and the related discussion and analysis included in this section do not reflect any impact of the acquisition, which had not closed as of the date of the most recent balance sheet presented. Upon closing, we expect the acquisition to be accounted for as a business combination, with the total purchase consideration allocated to the assets acquired and liabilities assumed based on their estimated fair values, and any excess recorded as goodwill and other intangible assets. We expect the acquisition to increase our product and technology and sales, general and administrative expenses in future periods, reflecting the addition of Anyscale’s approximately 200 employees and continued investment in its software platform, and to result in transaction and integration-related costs. We are in the process of assessing the accounting for the transaction, and the final purchase price allocation, related amortization, and other effects on our results of operations and financial condition will depend on the completion of the acquisition and the fair values determined as of the closing date. The Anyscale Acquisition was not a significant acquisition for accounting and Regulation S-X purposes and therefore the Company has not included pro forma information or historical financial statements of Anyscale in this prospectus. See “Business—Recent Developments” and “Risk Factors—Risks Related to Our Business and Industry—We may not realize the potential benefits and synergies sought with our recent acquisition of the Monarch Compute Campus and the proposed Anyscale Acquisition.”

Components of Results of Operations

Revenue

We generate our revenue from the provision of high-performance cloud services optimized for compute intensive AI workloads, primarily on long-term take-or-pay contracts. Our contracts with customers generally include obligations to process transactions, store data, and run customers’ AI training or inference workloads over a specified period, and include the compute infrastructure and software services and related support and maintenance services. The majority of the customer arrangements that we have entered into for periods after December 31, 2025 will be accounted for under ASC 606 as service revenue.

Based on the level of service we provide, certain of our arrangements are service contracts, which are accounted for under ASC 606 and certain of our arrangements are operating lease arrangements, which are accounted for under Accounting Standards Codification 842, Leases (“ASC 842”). ASC 842 requires the transfer of control of an identified asset for an arrangement to be considered a lease or containing a lease.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue primarily consists of costs related to our owned and leased data center facilities. Data center facility fees include rental fees, operating lease expenses, utilities including power costs, maintenance fees and personnel costs of those employees associated with the operations and maintenance of the data centers. Depreciation related to data center facilities is included within depreciation and amortization expense in the consolidated statement of operations and comprehensive income/loss.

We expect our cost of revenue to increase in absolute dollar terms as we continue to grow our platform and expand our customer base. We expect this increase to be offset by a reduction in lease expenses as we anticipate the majority of our customers will be deployed on our fully owned land and data centers in the future. However, we anticipate that cost of revenue may fluctuate as a percentage of revenue in the future due to the timing of when we achieve economies of scale and operational efficiencies.

Product and Technology Expenses

Product and technology expenses primarily consist of employee-related personnel costs associated with maintenance of our computing infrastructure and research and development including salaries, bonuses, benefits and share-based compensation. Product and technology expenses also include professional services, software, and costs related to our efforts to add new features to existing offerings.

We expect our product and technology expenses to increase as we continue to invest in our research and development and innovation. However, we anticipate product and technology expenses may fluctuate as a percentage of revenue in the future due to the timing of investments in our platform, as well as when we achieve economies of scale and operational efficiencies.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of employee salaries and benefit costs, professional fees, share-based compensation, insurance, sponsorship and marketing, property tax and other general expenses.

We expect that sales, general and administrative expenses will increase in absolute dollars for the foreseeable future as we hire additional personnel and enhance our systems, processes, operations, and controls to support the growth in our business as well as our increased compliance and reporting requirements as a public company. While these expenses may vary from period to period as a percentage of total revenue, we expect them to decrease as a percentage of total revenue over the longer term.

Depreciation and Amortization

Depreciation and amortization includes depreciation relating to our building, technology equipment, and other plant and equipment. Property and equipment is depreciated on a straight-line basis over the asset’s estimated useful life, commencing when the asset is brought into use.

Share of Results of Affiliates

Share of results of affiliates reflects our share of earnings of a joint venture between us and Aker in connection with Stargate Norway. In March 2026, the joint venture entities were rolled up into the Company pursuant to the JV Transfer Agreement (as defined herein). See "Certain Relationships and Related Party Transactions—Transactions with Aker" for additional information.

Gain (Loss) on Fair Value Adjustments

Gain/ loss on fair value adjustments consists of changes as a result of recording our Series A Convertible Notes, certain warrant instruments and Pre-Series B and C SAFEs as liabilities at fair value.

Interest Income (Expense), Net

Interest income / expense consists of interest expense on borrowings, interest expense related to the significant financing component on certain customer upfront prepayments and amortization of debt discount and transaction costs.

We expect interest expense will vary each reporting period depending on changes in our outstanding indebtedness and applicable interest rates as we expect to continue to enter into debt financing arrangements.

Loss on Debt Extinguishment and Modification

Loss on debt extinguishment and modification consists of changes arising as a result of revision to terms within our debt arrangements during the period.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain / loss consists of transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of an entity.

Other Expense, Net

Other expense, net primarily consists of third-party costs directly associated with certain debt issuance costs related to instruments carried at fair value, and costs incurred relating to completed or abandoned acquisitions and dispositions.

Income Tax Benefit (Expense)

Income tax benefit / expense from income taxes consists of current income tax and deferred income tax. Our deferred tax is recorded based on differences between book and tax bases of assets and liabilities and consists of deferred tax derecognition and origination and reversal of temporary differences.

Results of Operations

The following table sets forth our consolidated statement of operations for the periods presented:

	Year ended December 31,
(in millions)	2025	2024

Revenue	$33.0	$19.1
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization)	45.6	12.8
Product and technology	19.9	8.9
Sales, general and administrative	97.1	8.4
Depreciation and amortization	40.2	5.1
Operating loss	(169.8)	(16.1)
Share of results of affiliates	2.7	—
Loss on fair value adjustments	(527.8)	(40.2)
Interest expense, net	(12.9)	(12.7)
Loss on debt extinguishment and modification	(39.2)
Foreign exchange gain (loss), net	22.4	(5.8)
Other expense, net	(10.4)	(4.4)
Loss before income taxes	(735.0)	(79.2)
Income tax benefit (expense)	(26.8)	1.0
Net loss	$(761.8)	$(78.2)

Comparison of Years Ended December 31, 2025 and 2024

Revenue

Revenue increased by $13.9 million, or 73%, to $33.0 million in the year ended December 31, 2025, as compared to $19.1 million for the year ended December 31, 2024. The majority of the significant customer arrangements that we have entered into after December 31, 2025 will be accounted for under ASC 606 as service revenue. For the year ended December 31, 2024, the majority of our revenue was derived from colocation arrangements, whereby we provided data center infrastructure to institutional crypto-currency miners. These arrangements were deemed operating lease agreements which were accounted for under ASC 842. We ceased providing these services at the end of 2024. 2025 was our first full year providing high-performance cloud services optimized for compute intensive AI workloads.

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue increased by $32.8 million, or 256%, to $45.6 million in the year ended December 31, 2025, as compared to $12.8 million for the year ended December 31, 2024. This increase was primarily driven by an increase in the number of colocation lease agreements we entered into during the year ended December 31, 2025.We do not expect similar increases in future years as we expect the majority of our customers will be deployed on our fully owned land and data centers.

Product and Technology

Product and technology expenses increased by $11.0 million, or 124%, to $19.9 million in the year ended December 31, 2025, as compared to $8.9 million for the year ended December 31, 2024. This increase is reflective of the expansion of our product and technology team to support our growth.

Sales, General and Administrative

Sales, general and administrative expenses increased by $88.7 million, or 1,056%, to $97.1 million in the year ended December 31, 2025, as compared to $8.4 million for the year ended December 31, 2024. This increase was primarily due to an increase in personnel costs to support our growth and an increase in share-based compensation expense of $41.4 million as a result of the recruitment of a number of senior leaders across the business.

Depreciation and Amortization

Depreciation and amortization expenses increased by $35.1 million, or 688%, to $40.2 million in the year ended December 31, 2025, as compared to $5.1 million for the year ended December 31, 2024. This increase is attributable to higher property, plant and equipment additions during the year, which includes the deployment of GPUs in early 2025. Depreciation and amortization for the year ended December 31, 2024 also consists of amortization and a write-down of finite-lived intangible assets recognized as part of the acquisition of our Norwegian operations in September 2022.

Share of Results of Affiliates

Share of results of affiliates reflects our share of earnings from the Aker Nscale Joint Venture we entered into in the fourth quarter of 2025. In March 2026, we acquired Aker’s 50% holding in the joint venture obtaining full control.

Loss on Fair Value Adjustments

Loss on fair value adjustments increased by $487.6 million, or 1,213%, to $527.8 million in the year ended December 31, 2025, as compared to $40.2 million for the year ended December 31, 2024. This increase was primarily due to the issuance of additional financial instruments mainly warrants to Sandton and NVIDIA, and an increase in the value of the business during the period.

Interest Expense, Net

Interest expense, net increased by $0.2 million, or 2%, to $12.9 million in the year ended December 31, 2025, as compared to $12.7 million for the year ended December 31, 2024.

Loss on Debt Extinguishment and Modification

Loss on debt extinguishment and modification reflects changes as a result of amendments made to Sandton term loans under the Sixth Amendment to the Credit and Security Agreement and the settlement of the loans in October 2025.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased by $28.2 million, or 486%, to $22.4 million in the year ended December 31, 2025 compared to $(5.8) million for the year ended December 31, 2024.

Other Expense, Net

Other expense, net increased by $6.0 million, or 136%, to $10.4 million in the year ended December 31, 2025, as compared to $4.4 million for the year ended December 31, 2024. This increase was primarily due to costs incurred as part of debt issuance costs relating to instruments carried at fair value, and costs associated with the acquisition of Future Tech.

Income Tax Benefit (Expense)

Income tax expense increased by $27.8 million, or 2,780%, to $26.8 million in the year ended December 31, 2025, as compared to a $1.0 million benefit for the year ended December 31, 2024. This increase was primarily due to a $26 million non-cash deferred tax charge recognized against a right of use asset for a significant lease entered into during the year.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures provide investors and readers of our financial information with additional useful information in evaluating our performance. Management believes that excluding certain items from net loss and operating loss that may vary substantially in frequency and magnitude from period-to-period provides useful information and that these non-GAAP measures assist in evaluating our ability to generate earnings and provide meaningful comparability between past and future periods.

In addition, we believe Adjusted EBITDA, Adjusted EBITDA margin, Adjusted operating loss and Adjusted operating loss margin are measures commonly used by investors to evaluate companies in our industry. However, they are not presentations made in accordance with U.S. GAAP, and the use of these terms may vary from others in our industry. Such non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Our non-GAAP financial measures are presented as supplemental information and should not be considered in isolation from, or as a substitute for, financial results prepared in accordance with U.S. GAAP. These measures have inherent limitations when compared to the most directly comparable U.S. GAAP measures because they exclude certain items that may be significant to an understanding of our financial performance and cash flows.

In particular, our non-GAAP financial measures exclude, as applicable, income taxes, which may represent a material use of cash; depreciation and amortization, which are non-cash charges that do not reflect the ongoing capital expenditures that may be required to replace or expand the assets being depreciated or amortized; interest expense, which may represent cash obligations associated with servicing our indebtedness and reduce cash available for other purposes; and losses related to debt extinguishment, fair value adjustments, foreign exchange movements, and derivative instruments, which may be non-cash, episodic, or subject to market-driven volatility and may not reflect underlying operating trends.

In addition, our non-GAAP financial measures exclude share-based compensation, and other expense, net, including: gains and losses on the sale of fixed assets; and other operating items. Share-based compensation is a recurring element of our compensation framework and is expected to remain an important component of our employee and management incentives. Other operating items include: third-party costs directly associated with completed or abandoned transaction, acquisition or disposition activities, including legal, advisory and due diligence fees; other acquisition-related items such as gains and losses on the settlement of contingent consideration; provisions, provision releases or settlements related to litigation matters; impairment charges; and restructuring costs, which may result from strategic initiatives or organizational changes.

Because other companies, including those in our industry, may calculate similarly titled non-GAAP financial measures differently or may use alternative measures to evaluate performance, our non-GAAP financial measures may not be directly comparable to those of other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net loss, excluding (i) income taxes, (ii) depreciation and amortization, (iii) fair value adjustments, (iv) interest expense, net, (v) foreign exchange gains and losses, net (vi) share of results of affiliates, (vii) loss on debt extinguishment and modification, (viii) share-based compensation, (ix) other expense, net, including: gains and losses on the sale of fixed assets; and (x) other operating items, including third-party costs directly associated with completed or abandoned transactions, acquisitions and dispositions and other acquisition-related items such as gains and losses on the settlement of contingent consideration; provisions; provision releases or settlements related to litigation matters; impairment charges; and restructuring costs.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

The following table sets forth a reconciliation of net loss and net loss margin, which are the most directly comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA margin, respectively, for each period presented:

	Year ended December 31,
	2025	2024

(in millions, except percentages)
Net loss	$(761.8)	$(78.2)
Income taxes	26.8	(1.0)
Depreciation and amortization	40.2	5.1
Loss on debt extinguishment and modification	39.2	—
Loss on fair value adjustments	527.8	40.2
Interest expense, net	12.9	12.7
Foreign exchange (gain) loss, net	(22.4)	5.8
Share of results of affiliates	(2.7)	—
Share-based compensation	47.9	0.7
Direct and incremental start-up or integration expenses	—	—
Other expense, net	10.4	4.4
Other operating items	—	1.2
Adjusted EBITDA	$(81.7)	$(9.1)
Revenue	33.0	19.1
Net loss margin	(2,308)%	(409)%
Adjusted EBITDA margin	(248)%	(48)%

Adjusted Operating Loss and Adjusted Operating Loss Margin

We define Adjusted operating loss as operating loss, excluding (i) share-based compensation, (ii) amortization of acquired intangibles, and (iii) other operating items, including: third-party costs directly associated with completed or abandoned transactions, acquisitions and dispositions and other acquisition-related items such as gains and losses on the settlement of contingent consideration; provisions; provision releases or settlements related to litigation matters; impairment charges; and restructuring costs.

We define Adjusted operating loss margin as Adjusted operating loss divided by revenue.

The following table sets forth a reconciliation of operating loss and operating loss margin, the most directly comparable financial measures prepared in accordance with U.S. GAAP, to Adjusted operating loss and Adjusted operating loss margin, respectively, for each period presented:

	Year ended December 31,
	2025	2024

(in millions, except percentages)
Operating loss	$(169.8)	$(16.1)
Share-based compensation	47.9	0.7
Amortization of acquired intangibles(1)	—	1.6
Direct and incremental start-up or integration expenses	—	—
Other operating items	—	1.2
Adjusted operating loss	$(121.9)	$(12.6)
Revenue	33.0	19.1
Operating loss margin	(515)%	(84)%
Adjusted operating loss margin	(369)%	(66)%

(1)
Represents amortization of acquired customer relationships.

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had $1.5 billion and $80.4 million, respectively, of cash and cash equivalents. Based on our current operating plan, we expect that our existing cash and cash equivalents, together with amounts available for borrowing under committed debt financings and upfront customer prepayments will be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for at least the next 12 months from date of issuance of the financial statements.

We expect to continue to make significant investments for the foreseeable future, including in our infrastructure and commercial capabilities, to support our growth strategy and competitive position. We plan to fund our operations and capital requirements through a combination of additional debt financings, equity financings, strategic partnerships, upfront customer prepayments, and other capital-raising initiatives.

On March 27, 2026, we issued an aggregate of 99,573,540 of our Series C preferred shares for an aggregate purchase price of approximately $2.0 billion (the “Series C Financing”). Of these shares, 54,334,980 Series C-2 and C-4 shares were issued at a subscription price of $20.39 per share (the “Series C Subscription Price”) while 23,592,900 shares were issued upon conversion of Pre-Series C SAFE at a conversion price of $18.35 per share (the “SAFE Conversion Price”) and 4,482,180 Series C-5 preferred shares were issued at a subscription price of $22.31 per share. In addition, we issued 17,163,480 Series C AIV shares to Aker at a subscription price of $0.00167 per share. On April 30, 2026, we completed a second closing of the Series C Financing, pursuant to which we entered into a subscription agreement to issue an additional 5,802,960 Series C-2 preferred shares at the Series C Subscription Price for an aggregate subscription price of $118.3 million.

In July 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring the commercial platform built by the founders of Ray, the open-source framework for distributed AI, to enhance Nscale Cloud with an enterprise control layer and to expand our in-house software development team by approximately 200 employees. Because the acquisition occurred after December 31, 2025, it did not affect our financial position or results of operations for the periods presented in this prospectus and will be reflected in our financial statements for subsequent periods. The consideration for the acquisition is payable in our equity, which will be reflected in our share count, capitalization, and dilution in subsequent periods; see “Capitalization” and “Dilution.” We are in the process of assessing the accounting for the acquisition under ASC 805, Business Combinations, including the allocation of the purchase price to the assets acquired and liabilities assumed, the resulting goodwill and identifiable intangible assets, and the related amortization, and we expect to record acquisition-related and integration expenses in future periods. The Anyscale Acquisition was not a significant acquisition for accounting and Regulation S-X purposes and therefore the Company has not included pro forma information or historical financial statements of Anyscale in this prospectus.

Upfront customer prepayments often reduce our overall financing needs and provide liquidity for hardware purchases. Further, our vertically integrated model enables tighter cost control and structural unit-cost advantages, which in turn reduces required external financing. We believe this helps lower our overall cost of capital and strengthens our financial position. As we scale, we will continue to work to optimize capital allocation, lower our cost of capital, and explore efficient financing options.

The following table summarizes our principal sources of liquidity:

	Year ended December 31,
	2025	2024

(in millions)
Cash and cash equivalents	$1,500.9	$80.4
Convertible notes receivable	—	21.5
Total liquidity	$1,500.9	$101.9

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024
(in millions)
Net cash provided by (used in) operating activities	$1,376.4	$(19.2)
Net cash used in investing activities	(658.5)	(64.2)
Net cash provided by financing activities	1,269.4	161.7

Operating Activities

Net cash provided by operating activities was $1.4 billion for the year ended December 31, 2025, as compared to cash used in operating activities of $19.2 million for the year ended December 31, 2024. The improvement was primarily due to the receipt of upfront prepayments of $1.6 billion provided by our customers as part of our contractual commitments to deliver large scale AI infrastructure capacity on long-term take-or-pay contracts, partially offset by deposits made against supplier service arrangements. The prepayments will be recognized ratably over the term of the contract as the customer receives the services.

Investing Activities

Net cash used in investing activities increased by $594.3 million, or 926%, to $658.5 million for the year ended December 31, 2025, as compared to $64.2 million for the year ended December 31, 2024. The increase was primarily due to purchases of GPUs and related technology equipment and refurbishment of our data center in Glomfjord, Norway.

Financing Activities

Net cash provided by financing activities increased by $1.1 billion, or 685%, to $1.3 billion for the year ended December 31, 2025, as compared to $161.7 million for the year ended December 31, 2024. The increase was primarily due to proceeds received from the issuances of the Pre-Series B SAFEs, Series B preferred shares and Pre-Series C SAFEs.

Indebtedness

GPU Financing Facility

In February 2026, we entered into a credit agreement providing for a senior secured delayed-draw term loan facility with aggregate commitments of approximately $1.4 billion. The proceeds of which may be drawn from time to time subject to satisfaction of customary conditions. Borrowings under the facility bear interest at a variable rate based on Term SOFR or a base rate, plus a margin of 5%, and mature on the applicable term maturity date specified in the agreement. The obligations under the facility are secured by substantially all of the assets of the borrower and certain subsidiaries and are guaranteed by designated guarantor entities. The credit agreement contains customary affirmative and negative covenants, including financial covenants, restrictions on additional indebtedness, liens, and distributions, as well as customary events of default and remedies. See “Description of Certain Indebtedness—GPU Credit Agreement” for additional information on material terms of the GPU Financing Facility.

Revolving Credit Facility

On May 8, 2026, we entered into a Revolving Credit and Guaranty Agreement providing for revolving credit loans and letters of credit, with an initial aggregate commitment of $770.0 million and a letter of credit sublimit of $200.0 million (the “Revolving Credit Facility”). Borrowings under the facility bear interest at a variable rate per annum equal to Term SOFR plus 1.75% or the alternate base rate plus 0.75% (at our option). The Revolving Credit Facility permits incremental term loan commitments and incremental revolving loan commitments in an aggregate amount not to exceed $500.0 million plus an unlimited amount subject to compliance with certain leverage ratios. As of June 30, 2026, we exercised a portion of the incremental capacity to upsize the aggregate revolving commitments under the Revolving Credit Facility from $770.0 million to $900.0 million. The initial maturity date of the Revolving Credit Facility will be the third anniversary of the effective date (the date on which the conditions under the Revolving Credit Facility are satisfied from revolving commitments to be made available), subject to two one-year extension options exercisable by the lenders. See “Description of Certain Indebtedness—Revolving Credit Facility” for additional information on material terms of the Revolving Credit Facility.

Dell Vendor Financing

On April 20, 2026, we entered into the DFS Framework Agreements with DFS, as funder, providing for equipment lease financing arrangements for computing and data center equipment, with the specific financing terms set out in separately executed payment schedules. As of August 5, 2026, we have entered into 30 payment schedules, of which 29 have been fully executed, incurring an aggregate initial-term rent of approximately $2.08 billion, including combined financing charges of approximately $27.9 million. Rent is payable monthly in advance under the Ward County schedules, which have an initial term of four months commencing August 1, 2026, and monthly in arrears under the North Carolina schedules, which have an initial term of three months commencing August 1, 2026 or September 1, 2026. Our obligations under the DFS Framework Agreements are secured by a security interest in the Products (as defined therein) and all related proceeds, and are guaranteed by Nscale Global Holdings Ltd pursuant to a Corporate Guaranty dated April 18, 2026. See “Description of Certain Indebtedness—Dell Vendor Financing” for additional information regarding the material terms of the DFS Framework Agreements.

Macquarie Senior Facility

In June 2025, we entered into a senior facility agreement with Macquarie, providing for an aggregate $105.0 million facility comprised of a term loan facility and a letter of credit facility (the “Macquarie Senior Facility”). The proceeds from the facility will be utilized to finance the purchase of technology equipment related to a GPU cluster deployment at our data center in Glomfjord, Norway. The first utilization against the facility of $70.1 million was drawn on August 1, 2025. The remaining $34.9 million was drawn on January 30, 2026. In connection with entering into the Macquarie Senior Facility, we issued to Macquarie warrants with an aggregate value of $6.3 million, which were converted into Series B preferred shares on the closing of the Series B Financing. See “Description of Certain Indebtedness—Macquarie Senior Facility” and note 17 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the Macquarie Senior Facility.

Sandton Credit Facility

In June 2023, we entered into a senior secured credit agreement, (as amended from time to time, the “Credit and Security Agreement”), with Sandton Capital Solutions Master Fund V, L.P. (collectively with its related parties, “Sandton”). From December

2023 to May 2025, we entered into four tranches of term loans with Sandton under the Credit and Security Agreement, for an aggregate principal amount of $76.6 million (the “Sandton Term Loans”).

As of December 31, 2024, $57.1 million was outstanding under the facility. The obligations under the Credit and Security Agreement are guaranteed by certain subsidiaries of the Company and are secured by substantially all of the assets of the borrower group, including equity interests, material contracts, and other customary collateral. The Credit and Security Agreement was entered into to support the Company’s data center and digital infrastructure operations and related capital expenditures.

Amounts borrowed under the Credit and Security Agreement bore interest at 13.0% to 15.0% per annum, which was initially paid in kind by adding such interest amounts to the principal balance. Following the first anniversary of the applicable drawdown, certain tranches required a portion of interest to be paid in cash, with the remainder paid in kind. Interest was payable monthly in arrears. Each tranche under the Credit and Security Agreement matured on the applicable maturity date specified in the agreement. See note 6 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the Credit and Security Agreement.

The Sandton Term Loans were repaid in full with the proceeds from our Series B Financing in October 2025.

Series A Convertible Notes

On November 18, 2024, we entered into a Note Purchase Agreement to issue secured subordinated convertible notes of up to $160.0 million (the “Series A Convertible Notes”). Unless earlier converted or repurchased, the Series A Convertible Notes mature on November 18, 2029 and bear interest initially at 12.0% per annum. Interest is payable monthly in arrears from March 31, 2025, which we must pay in kind until two years after the initial closing date by adding such accrued interest to the principal amount of the Series A Convertible Notes. Thereafter, the Note holder Representative may elect to receive such accrued interest in cash, accruing at 13.0% per annum, or in kind, accruing at 15.0% per annum.

The Series A Convertible Notes are convertible into preferred shares at any time at the option of the holder by providing not less than twenty business days’ notice. As of December 31, 2024, the principal amount outstanding under the Series A Convertible Notes was $155.4 million, of which we are awaiting payment for notes totaling $21.5 million. The amount outstanding as of December 31, 2024 related to Series A Convertible Notes were subsequently received in January 2025 and February 2025. See note 6 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the Series A Convertible Notes.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments

The nature of our business requires substantial upfront capital commitments to expand existing data centers, lease new facilities, acquire suitable land (with or without structures), build new data centers, acquire technology equipment and other longlead equipment to deliver services to our customers over their contract terms. We leverage a mix of debt, equity, customer prepayments, and cash flows from operations to fund our data center and cloud builds. We expect these investments to continue at significant levels for the foreseeable future, including in our infrastructure and commercial capabilities, to support our growth strategy and competitive position. See “Risk Factors—Risks Related to Our Business and Industry—Our business is vertically-integrated and therefore highly capital-intensive, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects” for risks surrounding these upfront capital commitments. As of December 31, 2025, in addition to the liabilities disclosed in the consolidated balance sheet, we had a number of contractual commitments with various vendors.

Colocation Agreements

In the normal course of operations, we have entered into commitments for a number of colocation facilities. As of December 31, 2025, certain agreements contain leases with commencement dates in 2026. The aggregate undiscounted payments over the life of those leases, which range from eight to ten years with termination dates through 2036, was $1.8 billion. The right-of-use assets and related lease liabilities for these leases will be recognized on the respective lease commencement dates.

Data Center Build

As part of the ongoing development of our data center infrastructure we entered into a number of contractual commitments for construction and supporting services. As of December 31, 2025, the aggregate amount of these commitments was $752 million across our sites payable in the year ended December 31, 2026.

Technology Equipment

As of December 31, 2025, we had outstanding purchase commitments for technology equipment not yet delivered of $6.2 billion across our sites payable in the year ended December 31, 2026.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency risk and interest rate risk.

Foreign Currency Risk

We conduct a portion of our business in currencies other than the U.S. dollar, and fluctuations in foreign currency exchange rates could adversely affect our results of operations, financial condition, and cash flows.

Our exposure to foreign currency risk primarily arises from revenues, operating expenses, and assets and liabilities denominated in foreign currencies, including but not limited to Norwegian Krona, British Pound, Euro, and Singaporean Dollar. Changes in exchange rates between these currencies and the U.S. dollar may result in increases or decreases in our reported revenues and expenses, even if the underlying volume of transactions remains unchanged.

Interest Rate Risk

As of December 31, 2025 and 2024, we had cash and cash equivalents of $1.5 billion and $80.4 million, respectively. Interest‑bearing borrowings and lease liabilities expose us to interest rate risk and financing cost volatility.

Critical Accounting Policies and Estimates

Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which would potentially result in materially different results under different assumptions and conditions. The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. We believe that the following accounting policies are critical in the preparation of our consolidated financial statements because of the high degree of judgment and complexity necessary to account for these matters and the significant estimates involved. See note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We derive our revenue from the provision of high-performance cloud services optimized for compute intensive AI workloads, primarily on long-term take-or-pay contracts. Our contracts with customers generally include obligations to process transactions, store data, and run customers’ AI training or inference workloads over a specified period, and include the compute infrastructure services and related support and maintenance services. Based on the level of service we provide, certain of these arrangements are service contracts, which are accounted for under ASC 606 and certain of these arrangements are operating lease arrangements, which are accounted for under ASC 842. ASC 842 requires the transfer of control of an identified asset. In making our assessment, we consider whether the customer controls the identified asset throughout the contract term.

For service contracts accounted for under ASC 606, we recognize revenue over time as services are provided, as customers simultaneously receive and consume the benefits throughout the contract term. As these services are consistent and delivered evenly over time, we recognize revenue ratably over the contract term. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services.

For our arrangements recognized as leases under ASC 842, we recognize the total minimum fixed lease payments provided for under the leases on a straight-line basis over the lease term if we determine it is probable that substantially all of the lease payments will be collected over the lease term. Variable lease rentals are recognized when earned. We commence recognition of revenue from rentals at the date the property is ready for its intended use by the customer and the customer obtains access to the leased asset.

We estimate the probability of collection of lease payments based on customer creditworthiness, outstanding accounts receivable balances, and historical bad debts, as well as current economic trends.

Fair Value Measurements

We apply fair value accounting for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis.

Recurring Valuations. We have certain debt instruments and liability-classified derivative instruments that are accounted for at fair value. We use binomial lattice valuation models and Black-Scholes option pricing models to determine these fair values. These fair value measurements use unobservable inputs that require a high level of judgment to determine fair value. Significant assumptions applied in these models include, but are not limited to, the equity value of our company. As a privately held company, the fair value of our equity is inherently uncertain because observable market data is limited and share prices are not supported by active or frequent trading. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. Any reasonably foreseeable change in assumed levels of unobservable inputs could have a material impact on our fair value measurement.

Nonrecurring Valuations. Our nonrecurring valuations are primarily associated with the application of acquisition accounting, impairment assessments and accounting for our initial investment in joint ventures, each of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we may be required to make estimates and assumptions that affect the recorded amounts, including, but not limited to, expected future cash flows, market comparables and discount rates, remaining useful lives of long-lived assets, replacement or reproduction costs of property and equipment and amounts to be received in future periods from any acquired net operating losses and other deferred tax assets. To assist us in making these fair value determinations, we may engage third-party valuation specialists.

Estimation of Useful Lives of Assets

We determine the estimated useful lives, residual values, and related depreciation expense for property and equipment based on historical experience and expected future usage. Determination of these useful lives requires judgment, particularly in our industry where assets may become obsolete due to technological innovation or changes in business strategy. If actual useful lives are shorter than those we originally estimate, depreciation expense will increase.

Leases

We lease colocation space at data center facilities, office space and land, all of which are classified as operating leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowings over a similar term to the lease payments at commencement date. The lease term comprises the non-cancellable period of a lease, plus periods covered by an extension option, if it is reasonably certain to be exercised, and periods covered by a termination option if it is reasonably certain not to be exercised.

Share-Based Compensation Expense

We grant share option awards to employees and non-employees that only have a service condition and share option awards to executives that have both a service and performance condition or a service and market condition. Performance conditions contained in an equity award are generally tied to financial performance. We assess the probability of meeting these performance conditions on a quarterly basis. We also grant restricted share awards to our non-executive directors and advisory board members.

Compensation expense related to share-based transactions, including employee, non-employee consultant, and non-employee director share option awards, is measured based on fair value at the grant date. Share-based compensation expense is recognized net of forfeitures.

The fair value of each option and restricted share award is estimated on the grant date using the Black-Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary share, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. In addition, for the awards which include a market condition, the option-pricing model also incorporates an assumption on the probability of reaching the market condition. The assumptions used in the option-pricing model represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change or we use different assumptions, our share-based compensation expense could be materially different in the future.

Income Taxes

We are required to estimate the amount of income tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating losses and tax carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact of such items.

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred tax assets for each of the jurisdictions in which we operate by assessing all positive and negative evidence. This includes historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the reversal of certain deferred tax liabilities, tax law carryback capability in a particular country, and prudent and feasible tax planning strategies. After evaluating these factors, if the deferred tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we would establish a valuation allowance. The actual amount of deferred income tax benefits realized in future periods may differ from the net deferred tax assets reflected on our December 31, 2025 consolidated balance sheet due to, among other factors, possible future changes in income tax law, or interpretations thereof, in the jurisdictions in which we operate and differences between estimated and actual future taxable income. Any such factors could have a material effect on our current and deferred tax positions as reported in our consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions.

We recognize benefits from tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the consolidated financial statements from such positions are measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement. Judgment is required in evaluating tax positions and determining unrecognized tax benefits. We re-evaluate the technical merits of our tax positions and may recognize the benefit of a tax position in certain circumstances, including when: (1) a tax examination is completed; (2) applicable tax laws change, including through a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires.

Recently Adopted Accounting Pronouncements

See note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of recently adopted accounting pronouncements.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, we identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting, as described below.

The material weaknesses related to the (i) design, formal documentation, and consistent evidence of entity-level controls, business process controls, and ITGCs; and (ii) a lack of sufficient financial reporting and accounting personnel.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses related to our financial reporting as of and for the years ended December 31, 2025 and 2024, primarily by designing and implementing additional control procedures within our accounting and finance department, hiring additional accounting and compliance staff and designing and implementing information technology and application controls in our financially significant systems, engaging consultants to assist us in documenting controls responsive to identified risks and associated policies and procedures, as well as by implementing appropriate accounting infrastructure. The remediation plan is being executed in parallel across entity-level controls, business process controls, and ITGCs during fiscal years 2026 and 2027. This includes appropriate investment in the expansion and scaling of finance and IT functions, investment in internal SOX compliance resources, and ongoing support from external advisors with SOX and technical expertise.

See “Risk Factors—Risks Related to Financial and Accounting Matters—We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares may be materially and adversely affected.”

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Business

Overview

Nscale is a full-stack AI hyperscaler, building the engine of superintelligence.

The artificial intelligence market is catalyzing a fourth industrial revolution, as AI-driven productivity gains are integrated into virtually every product, industry, and job. This shift is driving the largest infrastructure build-out in history, as companies and nation-states race to build leading AI capabilities across every major vertical. Over the next five years, we believe the largest companies will be born from this next great exponential technology cycle. Success will be defined not only by algorithms or models, but by access to scalable, reliable, and cost-efficient AI infrastructure capable of supporting them. AI infrastructure is the foundation of this market. The company that builds and operates that foundation on which the AI market sits will become the hyperscaler of tomorrow. Nscale is building that foundation. We believe Nscale is positioned to be one of the lowest cost producers of AI compute, delivering the infrastructure on which the AI economy is being built.

With our AI cloud platform designed as part of our vertically integrated model, we deliver AI infrastructure and services to some of the most important technology companies globally. We plan, source, build and operate multiple stages of the AI infrastructure value chain, including powered land and power access, behind-the-meter power generation, data center design and build, facility ownership and operations, GPU fleet deployment and management and our unified software control plane. This integrated approach maximizes our ability to service our customers reliably and economically. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Maximizing the Value of Our Infrastructure.”

Our platform is built on a global portfolio of low-cost powered land and behind-the-meter power sites that support the deployment of AI infrastructure to serve large-scale AI training and inference workloads. We develop large-scale AI campuses in low-cost power regions to enable cost-effective delivery of AI compute across our portfolio while smaller, distributed GPU clusters allow us to serve sovereign workloads or those that require in-country infrastructure deployment. This model allows Nscale to deliver low-cost, reliable, and performant compute to a global customer base running large scale training and inference workloads. Our unified cloud software platform delivers a consistent, secure orchestration layer across our global portfolio, managing scheduling, fleet operations, and system health across heterogeneous environments to provide a reliable, standardized operating model for running AI training and inferencing workloads at scale. At present, our degree of ownership and operational control varies by project and location: our current portfolio includes wholly-owned sites, colocation and leased deployments, where in some cases we do not control the underlying third-party facility. We also do not control all inputs to our platform, such as the manufacture of GPUs, power generation equipment, or other critical infrastructure components, which we instead procure through close partnerships with key suppliers. Given the long lead times associated with the development of large-scale data center campuses, as of July 31, 2026, our active capacity is primarily composed of colocation and leased deployments. These deployments enable us to provide compute capacity in the nearer term, establish and expand customer relationships, and demonstrate our ability to deploy, operate and manage GPU infrastructure and related cloud services at scale. However, the substantial majority of our contracted data center sites by contracted capacity are wholly owned by us and provide us with greater control over key aspects of the AI infrastructure stack, typifying the vertically integrated nature of our platform.

Beginning in 2023, we proactively assembled a multi-gigawatt portfolio of powered land in structurally low-cost power markets, positioning the company ahead of accelerating demand for high-density, AI-optimized infrastructure. As demand for AI compute has accelerated, access to reliable, large-scale contiguous power has emerged as the primary gating factor for AI infrastructure deployment. In March 2026, we took a decisive step to secure long-term leadership in the U.S. AI infrastructure market by acquiring 100% of the share capital of AIPCorp, which includes the Monarch Compute Campus in Mason County, West Virginia, one of the largest AI-dedicated infrastructure sites globally, with a power generation capacity runway scalable to over 6.5 GW of IT load power and over 8 GW of gross power. Following this acquisition, we created a new subsidiary—Nscale Energy & Power—to internalize power origination and development capabilities and establish our Energy & Power division. This early, power-first strategy now underpins our long-term unit-economic advantage and provides the foundation on which we continue to scale our AI campuses and distributed deployments globally.

Some of the world’s largest and most advanced technology companies choose Nscale because we deliver large-scale AI infrastructure at structurally lower cost, with exceptional delivery certainty enabled by our vertically integrated model, proven by a customer portfolio that is approximately 94% investment grade as of July 31, 2026. Our platform is engineered for stable runtime performance and high operational uptime, supported by continuous monitoring, automated alerting, and proactive remediation at the node, rack, and cluster levels. By unifying software, hardware, and data center design within a single platform, we provide customers with a consistent operating environment for AI workloads at global scale.

We generate the vast majority of our revenue through long-term, multi-year take-or-pay contracts. These contracts have an industry-leading weighted average contract life of approximately 5.5 years, reflecting the value of our powered land portfolio and vertically integrated infrastructure. Contract terms commence upon successful delivery of GPU compute clusters of infrastructure. We aim to extend customer relationships beyond initial contract maturities through phased infrastructure refresh cycles and modular upgrades that allow customers to deploy successive generations of AI hardware and continue running inference workloads at scale without relocating data or re-architecting platforms. In addition, at the request of our customers, many of our contracts feature a right of first refusal that grants our customers the priority right to secure additional compute capacity, which speaks to the strength of our service and customer relationships.

As of July 31, 2026, our infrastructure portfolio included approximately 25,000 active GPUs and 289,000 active and contracted GPUs, five active and nine contracted data center sites (including five wholly-owned sites, eight colocation sites, and one leased site) and approximately 831 MW of active and contracted capacity (representing 475 MW at owned sites, 200 MW at leased sites and 156 MW at colocation sites), with line of sight to approximately 10 GW of potential power capacity for development across sites under ownership or long-term control and power procurement agreements following the acquisition of the Monarch Compute Campus. Our footprint is concentrated in renewable-rich, low-cost power regions such as Norway, Portugal, Iceland, and select locations in the United States. We are also in advanced discussions in the APAC region to secure incremental low-cost power as part of our strategy to establish a scaled APAC footprint. Our global footprint, structurally advantageous cost base, and long-standing senior-level relationships across the power, infrastructure, and hardware supply chain provide a differentiated competitive position in addressing emerging demand for sovereign AI solutions and positions us well to support continued enterprise adoption and expanding hyperscaler demand.

In addition to our physical infrastructure, our proprietary full-stack software platform manages the deployment and operation of large-scale AI compute through a single, secure control plane that covers global campuses, edge, and sovereign deployments. The platform layer provides fleet management and observability, quota and identity controls, automated health checks with remediation, and unified policy enforcement, giving customers a single-pane view for scheduling, capacity and SLAs across heterogeneous hardware and geographies. The Managed Software and Application layers operationalize production-grade primitives, including bare metal, Slurm, NKS and virtual instances, while offering inference, fine-tuning, a curated model library and evaluation tooling. These capabilities shorten time-to-first-token and raise GPU FLOP utilization, lowering costs through predictive scheduling and autoscaling; they also enforce enterprise security, provide auditable registries and ensure data-residency controls, while supporting distributed inferencing and edge deployments. To further enhance our software platform, we entered into a definitive agreement to acquire Anyscale. Anyscale is an AI compute platform built on Ray, an adopted open-source framework for scaling AI workloads. The distributed compute stack is standardizing, with Ray emerging as the industry-standard compute engine for scaling multi-node AI workloads. Ray has experienced exponential growth, recording 174 million downloads in the second quarter of 2026. Anyscale brings in the orchestration layer, built around open-sourced Ray, that abstracts away distributed computing complexity and optimizes both training and inference workloads across AI infrastructure. Anyscale, which is already powering AI at AI-native companies and enterprises, expands our customer base and is used by both AI native and traditional enterprise customers to train and run open-sourced models on proprietary data. Approximately 200 employees focused on improving workload performance and infrastructure utilization will join us as part of the Anyscale Acquisition.

We deliver enterprise-grade inference today as part of our application services, anchored by a rapidly scaling serverless platform. To date, we have processed billions of tokens, with token usage growing rapidly; our serverless inference supports a broad set of open models and serves as the foundation of an enterprise-ready inference platform built for reliability, performance, and scale. These production services are tightly integrated with our model and data registries and fine-tuning pipelines, enabling customers to move from prototyping to production with consistent performance and governance.

The depth and breadth of our offering, clear advantages of vertical integration, and structural cost efficiencies have enabled us to attract customers and realize significant growth in our business. Revenue for the year ended December 31, 2025 increased 73%, from $19.1 million in 2024 to $33.0 million in 2025. As of July 31, 2026, we had approximately $2.6 billion of active and $51.3 billion of active and contracted TCV under long-term take-or-pay contracts with customers, compared to $0.5 billion of active and $38.0 billion of active and contracted TCV as of December 31, 2025. These contracts support the deployment of approximately 289,000 GPUs that were active or contracted as of that date.

History of Nscale

Nscale was formed on the thesis that the rapid advancement and adoption of AI throughout the economy would drive enormous demand for dedicated high-performance data center and compute infrastructure required to support compute intensive training and inference workloads at scale. We also believe that AI would drive digital infrastructure development beyond traditional Tier 1 data center markets into Tier 2 and Tier 3 locations, with larger tranches of low-cost power.

With this vision, we acquired gigawatts of land and power assets in the lowest-cost power markets globally, establishing an incumbent position. In 2022 and 2023, before becoming independent from Arkon Energy, we proactively began assembling a portfolio of powered land in low-cost power markets, positioning us ahead of accelerating demand for high-density, AI-optimized infrastructure. In May 2024, Nscale was spun out from Arkon Energy. Since then, we have quickly developed relationships with leading AI customers, raised over $3.3 billion through our series financing and secured aggregate commitments of approximately $1.4 billion through our GPU Financing Facility, an aggregate commitment of $900.0 million with a letter of credit sublimit of $200.0 million under the Revolving Credit Facility and an aggregate initial-term rent of approximately $2.08 billion under the DFS Framework Agreements as of August 5, 2026, and expanded our data center and powered land footprint. Our early, power-first strategy now underpins our long-term unit economics advantage and provides the foundation on which we continue to scale our AI campuses and distributed deployments globally. To further enhance our software platform, we entered into a definitive agreement in relation to the Anyscale Acquisition in July 2026 with closing expected at the time of or concurrent with this offering. By pairing our global, low-cost physical infrastructure-spanning behind-the-meter power generation, modular liquid-cooled data centers, and high-performance GPU clusters with Anyscale’s enterprise-grade software layer, we are building a vertically integrated, full-stack AI hyperscaler.

Industry Background

AI as a Strategic Imperative: Consumer, Commercial, Sovereign

We believe that artificial intelligence represents the most significant technological shift since the advent of the internet, catalyzing a fourth industrial revolution that is rapidly transforming the global economy.

AI adoption is robust, global, and growing as AI continues to flow into both everyday and mission-critical workflows. Improvements in model intelligence are enabling users and companies to work more efficiently, automate tasks, keep organized, and improve business results. These efficiency gains unlock new use cases, which in turn accelerate adoption and fuel additional demand for AI. As this flywheel strengthens, implementing AI is becoming a strategic imperative for enterprises that want to remain competitive.

Control over compute, data, and AI models is also increasingly viewed as a matter of national security. Data privacy, critical infrastructure, cybersecurity, and AI-specific legislation has emerged across Europe, the Americas, and APAC. Compute needs tied to local legal frameworks and national boundaries are creating AI infrastructure demand at the sovereign level, most notably across Europe, North America, and Asia.

Robust Demand for AI Infrastructure

Every technological revolution requires a shift in the underlying infrastructure.

There is a direct relationship between the compute resources available to train and run AI models and the quality and competitiveness of AI applications. Modern AI models, and the AI applications built on these models, require very large-scale, contiguous clusters of the latest generation of GPUs along with high bandwidth and low-latency networking, driving the rise of scaled, AI‑ready digital infrastructure.

Legacy data centers and CPU-centric clouds were not designed for modern AI workloads and cannot economically support the step‑change in rack density, power, delivery, and cooling that modern accelerated computing requires. The scale of these prior-generation facilities does not align with AI hyperscaler-level compute requirements, and prior-generation build practices do not meet current expectations for data center construction timelines and specifications. At the same time, hyperscalers’ capital expenditures have increased significantly over the prior few years and are expected to continue rising. Underpinning this is the fundamental mismatch in data center supply lagging demand, which is similarly expected to persist as the AI buildout continues. Customers are also demanding sustainable power sourcing at the same time that compute is trending towards commoditization, placing increasing pressure on unit economics. These factors necessitate an evolved approach to purpose-built, vertically integrated AI infrastructure.

Power Cost and Procurement at Scale are the Critical Enablers of AI

Access to power and its delivery cost have emerged as the primary gating factor for AI capacity expansion. As AI workloads scale, a differentiated power strategy focused on long-term availability, cost predictability, and delivery certainty has become increasingly essential to the intelligence ecosystem. Compute and data center providers are turning to securing alternative, longer-term, lower-cost, and lower-carbon power solutions, both utility-served and behind-the-meter. Grid build-outs or modernization to support large-scale AI deployments has extended project lead times and raised costs.

This power‑led sourcing approach is shifting data center development from Tier‑1 markets, where major new deployments are increasingly power‑constrained, toward Tier‑2 and Tier‑3 markets with more available, lower‑cost power, and the ability to support multi-gigawatt deployments over time. This accelerates capacity build-outs in these regions and drives advantageous unit economics.

As the AI infrastructure market matures and supply and demand imbalances subside, we believe winners in AI infrastructure will be defined by the ability to deliver high-performance compute at scale and speed while lowering effective costs per watt.

AI Clouds Enabling the AI Revolution

Purpose-built AI compute providers have emerged to meet the specialized requirements of modern AI workloads. Components such as power availability and procurement at scale, data center construction and maintenance, low-latency interconnects, GPU rack densities, support systems, and management software require rapidly evolving technical expertise. As compute consumption surges with new model releases, product launches, and use-case adoption, specialized third-party compute providers are increasingly vital to deliver compute capacity quickly, reliably, cost‑efficiently, and at scale. The impracticality associated with individual hyperscalers and other enterprises maintaining these functions drives the durable need for specialized AI compute providers.

The Rise of Distributed AI and Open‑Source Compute Frameworks

As AI models and datasets have grown, the computation required to train and serve them no longer fits on a single server and must be distributed across large clusters of GPUs and CPUs. Doing so efficiently and reliably has historically required specialized systems engineering that most AI teams lacked. Ray emerged to solve this: an open‑source framework that abstracts the complexity of distributed computing, letting developers scale AI workloads (training, post‑training, inference, and data processing) from a laptop to a large cluster without rewriting their applications. In part because it lowers this barrier, we believe the distributed‑compute layer for AI is increasingly standardizing on open‑source frameworks such as Ray.

Open‑source frameworks alone, however, rarely satisfy enterprises running mission‑critical workloads, which also require managed orchestration, performance tuning, security and access controls, observability and reliability guarantees. Anyscale was founded by the original creators of Ray to provide exactly this commercial layer. This dynamic and broad open-source adoption creating demand for a commercial control layer is central to how we serve AI‑native and enterprise customers.

Structural Shifts Expanding Demand for AI Cloud Services

We believe three structural shifts are expanding the market for our AI cloud services and reinforcing our open-first strategy, which are inherently uncertain and depend on the pace and direction of AI adoption:

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Open Models are moving in-house: Enterprises and governments increasingly adopt open-weight models they can run and control themselves, rather than relying solely on closed models accessed through third parties. We believe this favors providers offering open-source-based tooling and sovereign, in-jurisdiction deployment, central to our open-by-design approach.
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Inference is becoming the primary driver of AI compute: As AI shifts from training to large-scale deployment, we expect inference to represent a growing majority of AI compute over time. Because inference is recurring, latency-sensitive, and often best served near end users, we believe this drives demand for on-demand and serverless consumption, distributed and edge deployments, and per-token economics, which are the capabilities Nscale Cloud is built to deliver.
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AI is expanding beyond the screen into physical AI: Robotics, autonomous systems, and other physical-AI applications are expected to generate substantial additional inference demand over the long term. While timing and magnitude are uncertain, we believe this materially enlarges the opportunity for the low-cost, globally distributed inference capacity our platform is designed to provide.

Solving the Limitations of Legacy Infrastructure

The AI paradigm shift requires services and capabilities that legacy hardware and general‑purpose clouds were not designed to meet:

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Compute at scale is prohibitively expensive. The full AI infrastructure stack needs to solve for cost without sacrificing quality.
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Prior-generation build practices are obsolete. AI deployments require rapid, flexible delivery of GPU and data center infrastructure at scale without sacrificing cost efficiency.
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Legacy data centers are not suited for AI workloads. Modern AI clusters require advanced and future-oriented power densities, cooling technologies, and modularities.
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Infrastructure stacks are fragmented and suboptimal for modern customers. Access to and management of AI infrastructure has to be seamless and catered to the various support and management needs of the customer.
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GPUs are not being used to their fullest extent. Optimizing GPUs for modern AI workloads requires end-to-end orchestration that solves scheduling, performance, cluster health, and rapid failure recovery.
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Existing software solutions are not tailored for AI. AI developers and enterprises demand flexible, unified tooling to build, test, fine‑tune, and deploy AI workloads at scale, spanning distributed scheduling and orchestration, autoscaling, observability, security, and governance, and increasingly built on open‑source standards.

Together, these limitations underscore the need for a vertically integrated, low-cost, purpose-built cloud that can deliver large quantities of compute reliably, securely, and tailored for the modern hyperscaler, AI-native, enterprise, sovereign, and developer.

Our Solution

We deliver our full-stack, vertically integrated platform, spanning power to token, through two complementary products: Nscale Infrastructure and Nscale Cloud. Nscale Infrastructure is our global platform delivering hyperscale AI infrastructure services, combining behind-the-meter power generation, liquid cooled AI data centers, and high-performance compute under long-term, take-or-pay contracts with investment-grade customers. Nscale Cloud is our high-performance, scalable, and secure AI cloud, delivering the full AI lifecycle under one contract, one identity layer, and one governance model, and enhanced by the Anyscale Acquisition, acquiring the team behind Ray. Together, these products optimize cost, performance, and efficiency across the full stack, from power to token. Our service offerings to customers comprise of the following:

Nscale Cloud: Our high-performance, scalable, and secure AI cloud delivers the full AI lifecycle to AI-native and enterprise customers under one contract, one identity layer, and one governance model, and comprises the following capabilities:

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AI Services: Our AI Services accelerate the path from development to production, allowing customers to consume AI outputs directly rather than managing models or infrastructure themselves. Our AI Services offers integrated tooling, industry-standard APIs, serverless and dedicated inference, fine-tuning and evaluation as managed pipelines, a curated open-weight model library with day-zero support for new releases, a prompt workbench for prototyping, an AI gateway providing a single endpoint for routing, authentication, governance, and cost controls, and bring-your-own-model with fully managed inference on dedicated capacity for enterprise customers running proprietary weights. Our AI Services also provide distributed orchestration for scaling data processing, training, inference, and reinforcement learning workloads.
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Platform Services: We abstract the operational complexity of managing large-scale GPU fleets through a single secure control plane, with security and sovereignty by design. This includes NKS for container orchestration with reservations and multi-tenancy, Managed Slurm for tightly-coupled multi-node training and batch workloads, virtual and bare-metal instances, enterprise identity and access management with sophisticated role-based access control, bring-your-own identity provider, and enterprise single sign-on, and Envir, our managed environment service that lets enterprises deploy the Nscale software stack in pre-configured, secure tenancies. Our recent Anyscale Acquisition will enhance our ability to provide a managed platform for developing and running distributed AI workloads across large-scale GPU infrastructure. Built on Ray, Anyscale provisions computing resources, distributes workloads across GPUs, automatically scales capacity, recovers failed tasks and provides tools to monitor performance and resource usage. Our unified interface provides customers with comprehensive visibility and control over resource utilization, system health, and workload performance, enabling them to focus on their core business while we manage the underlying infrastructure.

Nscale Infrastructure: Our global platform delivers hyperscale AI infrastructure services under long-term, take-or-pay contracts with investment-grade customers, and comprises the following:

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Fleet Operations: Our Fleet Operations is the software stack that operates the fleet at scale, comprising Fleet Manager for automated workflows from day-zero provisioning through day-two remediation, Control Center for unified lifecycle automation, the Radar API for customer-facing break and fix controls, instance metadata, and topology, centralized observability for metrics, logs, and traces at global scale, and deployment tooling spanning low-level design generation, ERP integration, and host discovery.

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Infrastructure Services: We deploy large-scale AI infrastructure clusters engineered specifically for high-performance AI computing workloads. These infrastructure clusters combine the latest generation computing infrastructure, including the NVIDIA GB300 and VR200 GPUs, high-performance network fabrics, and optimized storage solutions to deliver optimal performance on AI workloads. These clusters are architected to maximize performance and support sustained, high-utilization workloads. Crucially, our infrastructure is designed to flexibly support both training and inference, allowing customers to shift their usage over time without requiring changes to the underlying hardware.
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Purpose-Built AI Data Centers: We anchor our platform with a global footprint of advanced, sovereign, and sustainable data centers. Our facilities are designed from the ground up as high-performance, liquid-cooled AI data centers, purpose-built to avoid the bottlenecks of traditional infrastructure. Our use of a prefabricated, modular architecture reduces on-site complexity, accelerates deployment, and enables repeatable, industrialized scale. This design supports higher power density deployments and allows for phased infrastructure refreshes, enabling modular upgrades over time without decommissioning entire facilities.
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Behind-the-Meter Power Micro-grids: We design, build, own, and operate behind-the-meter power infrastructure to deliver low-cost power at large scale for our large AI campus projects. These AI micro-grids combine on-site generation with intelligent power management and operate independently from the utility grid.

How We Design, Deploy, and Operate

We define success at the cluster level and align every design, tooling, and staffing decision to a single service-level standard across the design, deployment, and operation of each cluster. During design, we engineer each cluster as one machine built for multiple GPU generations, using digital-twin simulation to validate data center fit and power-constraint compliance and integrating our supply chain to reduce deployment delays. During deployment, our GPU fleet passes an extensive multi-stage burn-in and validation sequence: spanning single-node, multi-node, and full-cluster testing, designed to establish cluster health from day one. During operation, automated orchestration detects, isolates, migrates, and replaces failing nodes so that customer training and inference workloads continue with minimal interruption, which we believe improves effective GPU utilization and lowers the delivered cost per token.

Anyscale and Ray

On July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring the team behind Ray, which upon completion will enhance Nscale Cloud with an enterprise control layer between AI applications and infrastructure. Ray has become a leading open-source framework for distributed AI, with approximately 174 million downloads in the second quarter of 2026, and Anyscale is the commercial platform built by Ray’s founders that converts open-source adoption into a managed, enterprise-grade platform providing a managed control plane, a performance-tuned runtime, enterprise controls, and a production developer surface. We expect the acquisition to expand our customer base—Anyscale today powers AI at AI-native companies and enterprises—and to add approximately 200 employees focused on improving workload performance and infrastructure utilization.

The founders of Anyscale originally created Ray, and built both the open-source engine and its commercial control layer, which we believe gives us a differentiated ability to advance the standard and monetize it. Anyscale sits above Ray, not beside it. Ray drives adoption and builds the developer funnel, while Anyscale monetizes the teams that require production scale, governance, and performance. Because we own the full stack below—power, data centers, GPUs, and networking—and optimize the runtime and developer platform above through Anyscale, each layer is engineered for the one above it, extending our platform from infrastructure services into platform and software services.

Competitive Differentiation

Our vertically integrated AI platform is designed to address the specific operational, economic, and execution challenges faced by customers deploying large-scale AI workloads. Our platform is engineered around a small number of foundational design principles which create durable competitive advantages: power-first economics, modular scalability, full-stack control, security-by-design, and open-by-design. Our key competitive strengths include:

Global Powered Land Portfolio: Securing land with access to a large quantum of low-cost power is a strategic imperative and competitive advantage of our business. We follow a rigorous and proven powered land portfolio acquisition strategy focused on reserving significant near-term low-cost power, with high renewable power concentration and identifiable pathways for near to medium-term expansion potential, such as available adjacent land, expandable power capacity, likely approval of required regulatory permissions, and favorable supporting infrastructure. Our approach includes sites that can support campus-scale development with onsite powered micro-grid solutions, reducing reliance on constrained utility grids. In March 2026, we further strengthened this differentiation by acquiring 100% of the share capital of AIPCorp, which includes the Monarch Compute Campus in Mason County, West Virginia. The Monarch Compute Campus expands our U.S. footprint with an approximately 2,250-acre site which can deliver up to 8GW of gross behind-the-meter power. This site is positioned for large-scale AI campus deployments. We expect to develop up to 2 GW of gross power generation capacity by the first half of 2028, with the potential for multi-gigawatt expansion scalable to over 6.5 GW of IT load power and over 8 GW of gross power.

Our differentiated global platform provides opportunities for long-term expansion capacity across our hyperscale campuses and distributed deployments, supporting our hub-and-spoke model by delivering lowest-cost compute for non-ultra latency sensitive workloads at hub campuses that serve primarily as hyperscale AI hubs, while maintaining the flexibility to serve latency and jurisdiction-sensitive workloads via our in-country spoke or distributed deployment facilities.

Low-Cost, Renewable Power: Our infrastructure strategy prioritizes site selection in regions with abundant renewable power and structurally low-carbon power generation, including hydroelectric and other renewable sources. The economics and scalability of AI infrastructure are increasingly influenced by access to reliable, cost-effective, and environmentally sustainable power sources. By operating AI-ready data centers powered by renewable power and designing facilities optimized for high efficiency, we seek to reduce long-term operating costs and carbon intensity while supporting customers’ sustainability and energy transition objectives.

Energy and Power Generation: We secure and operate power infrastructure purpose-built to support large-scale AI deployments to ensure long-term availability, cost predictability, and delivery certainty. Our power strategy emphasizes direct access to scalable energy sources, and where appropriate, dedicated or on-site generation to improve time-to-power and reduce reliance on congested utility grids. Our in-house energy & power team coordinates power and compute deployment in parallel, enhances execution certainty, and supports multi-gigawatt scalability. By internalizing power origination and development capabilities, we improve long-term unit economics for our AI campuses.

AI Data Centers and AI Hardware: As of July 31, 2026, our platform operated across five active and nine contracted data center sites (including five wholly-owned sites, eight colocation sites, and one leased site), with approximately 831 MW of active and contracted capacity. Our modular infrastructure design and globally coordinated supply chain enable us to scale GPU deployments efficiently across campuses, manage long-lead-time components proactively, and maintain consistency in performance, quality, and commissioning across deployments. This modularity, coupled with off-site construction and factory testing, significantly reduces on-site delays and transforms on-site work primarily into rapid assembly and validation. This design facilitates phased expansion without disrupting live workloads, allowing for future infrastructure swaps one module at a time.

AI Infrastructure: Our infrastructure is designed to seamlessly support both training and inference at scale, allowing customers to switch workloads without infrastructure or software changes. Our end-to-end orchestration across the value chain further enables tighter operational control and more efficient use of each megawatt. Our extensive infrastructure and platform, supported by diverse partnerships across the AI industry, enables us to deliver high-performance compute at scale for our customers.

AI Cloud Platform: We own the stack below and Anyscale optimizes the stack above. Anyscale’s optimized AI runtime and developer platform is synergistic with our full infrastructure stack, with every layer engineered for the one above it. This allows us to offer better performance and developer experience, through the likes of uptime and model efficiency, debugging, and proprietary fast node start-up, and further opens up the non-hyperscaler enterprise market for compute.

Superior Unit Economics: Our vertically integrated model delivers structurally advantaged unit economics and a lower total cost of ownership per GPU-hour. This is achieved through our power-first strategy, which secures abundant, low-cost, and reliable power—often at electricity prices approximately 70% lower than major U.S. power markets. Our purpose-built AI data centers further optimize efficiency, targeting industry-leading PUEs and maximizing GPUs per megawatt. Coupled with our proprietary full-stack software platform that improves GPU utilization and tools that will be acquired as part of the Anyscale Acquisition, reinforcing our Nscale Cloud opportunity, we provide an end-to-end AI platform with structurally lower dollars-per-watt cost of compute. This comprehensive optimization across power, infrastructure, and software drives attractive margin generation on a per-megawatt basis.

Integrated and Modular Supply Chain Approach: Our platform is built on an integrated, global view of the AI infrastructure supply chain, enabled by a modular design philosophy. By standardizing factory‑built modules across mechanical, electrical, plumbing, and GPU halls, we can source, manufacture, test, and deploy key components in a coordinated, repeatable, and geographically interchangeable manner. This modularity allows components to move seamlessly across regions—with minimal customization—optimizing global supply, reducing bottlenecks, and improving our ability to rebalance deployment schedules across Europe and North America. This approach materially enhances procurement efficiency, reduces execution risk, and enables faster response to customer demand. We maintain centralized oversight of supplier relationships while executing deployments locally, allowing us to combine the scale benefits of a global platform with the speed and flexibility required for regional delivery.

Open-by-Design Architecture: We differentiate through an open‑first architecture built on open‑source standards rather than proprietary lock‑in. With Anyscale, we will operate with both Ray and its commercial control layer, which we believe gives us a differentiated ability to advance the open‑source standard and to monetize it. An open‑by‑design approach enables customers to adopt our platform through freely available software and scale into paid, production‑grade services, enables enterprise and sovereign customers to own their models and data rather than depend on closed, frontier‑lab ecosystems, and, because Ray runs across public clouds, on‑prem, and our own capacity, it broadens our reach while lowering switching costs. Combined with our vertically integrated, power‑to‑tokens model, we believe this positioning enables us to compete for developers and enterprises that more closed platforms may not effectively serve.

Security-by-Design Across the Full Stack: We architect security at every layer of the stack and deliver on a wide range of customer needs or preferences while maintaining consistent infrastructure, operational, and supply chain standards across regions.

Growth Strategies

We are focused on the following key strategies to drive long-term growth and value creation:

Expand Access to Powered Land: We are focused on accelerating and expanding our access to powered land, and have secured, and will continue to explore securing, differentiated sites with abundant power to deploy next-generation AI infrastructure at scale as we expand our deployments to meet customer demand. Our proprietary site selection, vertical integration, and power visibility procurement strategies help ensure rapid time-to-market and durable cost advantages. By internalizing power origination and development expertise, we can accelerate time-to-market for new AI campuses, improve cost visibility and reliability over the long-term, and better align power availability with customer demand.

Capture New Workloads with Existing Customers: The partnerships formed via our multi-year contracts with customers coupled with the diversity and tailored nature of our offering positions us to grow alongside our customers. By continually supporting their existing and evolving compute needs, we aim to expand our commercial engagements through extensions, add-ons, additional sites, and referrals. Further, embedded growth arises from recurring capex refresh cycles as customers upgrade to the latest-generation GPUs to support cutting-edge workloads.

Broaden Customer Base and Enter New Markets: We are extending our reach into new industries, geographies, and verticals, serving regulated and sovereign customers worldwide, and replicating our proven hub-and-spoke model in Asia and other high-growth regions. AI compute demand is broadening from hyperscaler-led LLM training to enterprise inference, fine-tuning, and deployment, as well as physical AI and other use cases. While continuing to capitalize on our offerings that are optimized for AI training at scale, we are simultaneously positioning to serve evolving needs through enterprise-ready capacity, managed orchestration, and distributed clusters aligned to regulatory and performance constraints. We are in the process of supporting this growth with an elevated compliance profile, and are in the process of obtaining industry standard certifications and qualifications, including ISO 27001, SOC 2 and ISO 22237-aligned data center standards, and developing NIS2 readiness, and EU sovereign cloud compliance frameworks. Our Anyscale Acquisition further expands our customer base across multiple customer archetypes. Our right to win AI natives is significantly enhanced with Anyscale offering better performance and developer experience. Meanwhile, from healthcare to e-commerce to robotics enterprises, this full stack offering will help companies speed up image and document processing, fine-tune LLMs on their proprietary data, and deploy AI agents in-house using open-source models.

Product Leadership Through Software Innovation: We continue to invest in the ongoing development of our full-stack AI cloud platform—Application services, Managed Software, and infrastructure orchestration—rolling out new features and capabilities that enhance performance, flexibility, and security. Our focus on adaptable, technology-agnostic design allows us to seamlessly integrate next-generation GPUs, networking, and storage equipment, ensuring our customers always have access to the latest advancements. By continuing to broaden and enhance our offering along the full product stack, we expect to capture a greater share of value per workload. Organic development and selective acquisitions of complementary software or services can improve unit economics through higher margins, deepened integration and customer dependency, and enhanced cross-sell opportunities.

Grow an Open‑Source‑Led Developer Funnel: Through the Anyscale Acquisition, we will help steward Ray, a leading open‑source framework for distributed AI. Because Ray is freely available, widely adopted, and runs across public clouds, on‑prem, and our own GPU capacity, we believe it creates a broad developer community and a low‑cost customer‑acquisition channel that extends well beyond our installed base. As teams scale from experimentation to production, we aim to convert open‑source adoption into paid consumption of Anyscale’s enterprise control layer, Nscale Cloud, as well as our underlying infrastructure. Realizing these benefits depends on continued adoption of Ray, our stewardship of the project, and our success in converting open‑source users into paying customers.

Opportunistic, Strategic Acquisitions: We maintain a disciplined M&A strategy to solidify our position as the low-cost producer of artificial intelligence and accelerate the improvement of our offering. By exploring acquisitions of complementary data center assets, powered land, and technology platforms, we aim to capture economies of scale, unlock synergies, secure access to power or critical components, and further reduce unit costs. For example, in December 2025 we acquired Future-tech, a European data center engineering consultancy, strengthening AI infrastructure design and execution worldwide. Also, in March 2026 we acquired 100% of the share capital of AIPCorp and the Monarch Compute Campus and established our Energy & Power division, expanding our U.S. footprint and internalizing our power generation and development capabilities. On April 24, 2026, we acquired SIN02, a 200 MW powered land site at the SINES Data Campus in Portugal, which further expanded our data center portfolio in Europe with a 200 MW owned hyperscale campus in Portugal. The project will support the expansion of our collaboration with Microsoft through the deployment of over 66,000 NVIDIA Vera Rubin NVL72 GPUs starting in late 2027. Most recently, on July 28, 2026, we entered into a definitive agreement in relation to the Anyscale Acquisition, acquiring a leading AI software platform for scaling data processing, training, inference, and reinforcement learning workloads, extending our full-stack offering from infrastructure to production AI; the transaction is subject to customary closing conditions with closing expected at the time of or concurrent with this offering.

Further Global Expansion: In October of 2025, we launched Nscale APAC with a regional headquarters in Singapore. We aim to roll out our hub-and-spoke model of sustainable AI infrastructure across the region. We also expect to opportunistically expand across the Americas and EMEA. To further support our expansion in the Americas, we recently announced the planned openings of our offices in New York and Seattle in August 2026 and January 2027, respectively.

Customers and Business Model

Our business model delivers large-scale, cost-efficient AI compute to customers with diverse workload requirements, ranging from hyperscale training and inference deployments to enterprise, AI-native and sovereign AI use cases. We serve customers across the AI lifecycle, from early-stage experimentation to mission-critical production workloads, through long-term reserved capacity and flexible service offerings. Our business model takes a disciplined, capital-efficient approach that aligns our growth directly with contracted, long-term demand.

The Nscale Cloud platform currently serves over 7,500 organizations, though our primary customers by volume are leading hyperscalers, AI-natives, and enterprises who require dedicated, large-scale compute capacity to train and deploy next-generation AI models and inference. We also expect to increasingly serve sovereign customers who have critical requirements for data residency, security, and dedicated infrastructure to support national AI initiatives and private cloud deployments. Hyperscalers buy for scale, requiring dedicated, large-scale compute capacity to train and deploy next-generation AI models and inference. AI-native customers buy for speed, adopting on-demand and serverless compute and our managed AI cloud to move quickly from development to production. Enterprise and sovereign customers buy for control, with critical requirements for data residency, security, and dedicated infrastructure to support national AI initiatives and private cloud deployments, and increasingly seek to own their models rather than rely on closed frontier models. Our ability to deliver sovereign-ready solutions is a key differentiator in addressing this growing market segment.

Our commercial arrangements are primarily structured as long-term, take-or-pay contracts. These take-or-pay contracts, totaling $2.6 billion of active and $51.3 billion of active and contracted TCV as of July 31, 2026, provide fixed pricing and contracted revenue over the term, offering customers cost predictability while securing long-duration cash flows for the Company. As of July 31, 2026, 94% of our active and contracted TCV was from investment-grade counterparties, with an industry-leading weighted average contract life of approximately 5.5 years. Contract terms commence upon successful delivery of GPU compute clusters, and we aim to extend customer relationships beyond initial contract maturities through phased infrastructure refresh cycles and modular upgrades that allow customers to deploy successive generations of AI hardware and continue running inference workloads at scale without relocating data or re-architecting platforms.

In October 2022, we entered into an agreement with a customer that represented 93% of our revenue for the year ended December 31, 2024, under which we agreed to provide data center infrastructure at our data center facility in Norway. The agreement was subject to extension by mutual agreement or automatic renewal for an additional 12 month period unless Pega Nordic provided timely notice of non renewal or we elected otherwise. Following any automatic renewal, either party could terminate the agreement upon three months’ prior written notice or for cause. In addition, we could terminate the agreement upon 60 days’ prior written notice following a sale or assignment of our leased interest in the data center site or our acquisition by another entity, subject in each case to repayment of any outstanding amounts under the related loan agreement. The agreement terminated in December 2024 and is no longer in effect.

From November 2024 through March 2026, we entered into a series of GPU infrastructure services agreements with a customer that represented 73% of our revenue for the year ended December 31, 2025. These agreements provide for the provision of GPU infrastructure and colocation space services subject to phased delivery of services and satisfaction of applicable acceptance requirements. The agreements contain customary provisions regarding service terms, renewal rights and termination rights. In general, the agreements may not be terminated for convenience during the applicable service term without liability. Under each agreement, either party may terminate an agreement under customary circumstances, including material breach or certain insolvency-related events, subject to applicable notice and cure requirements. We anticipate that the customer that represented 73% of our revenue for the year ended December 31, 2025 will represent approximately less than 20% of our total revenue for the year ended December 31, 2026, and the percentage is expected to continue to decrease in future years.

Between September 2025 and April 2026, we entered into statements of work with Microsoft that provide for payments to us of up to approximately $43.8 billion through December 2033, not including the optional extensions, and which are subject to the satisfaction of delivery and availability of service requirements. Pursuant to these statements of work, we will provide Microsoft with GPU infrastructure, colocation space, and cloud services. Each statement of work ends on the last remaining end date of the GPU services provided thereunder, with GPU services terms from five to six years from acceptance of each tranche and an optional six-month extension at Microsoft’s election. Either party may terminate the statement of work for cause (i) upon 60 days’ notice to the other party of a breach or (ii) if the other party suspends or ceases carrying on its business or a substantial part thereof, or becomes subject to an insolvency event such as entering into a composition or arrangement with creditors, an inability to pay debts as they become due, or the appointment of a liquidator, receiver, administrator, or similar officer.

Benefits to Customers

Our vertically integrated platform is purpose-built to address the primary constraints of AI development and deployment. We provide our customers with a comprehensive solution that delivers the following key benefits:

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Exceptional Scale and Performance. We provide access to dedicated, large-scale AI infrastructure engineered for the highest levels of performance. Our purpose-built data centers and high-performance compute, networking, and storage are architected to support the most demanding training and inference workloads, enabling our customers to pursue their strategic roadmaps without being constrained by infrastructure limitations.
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Faster Time-to-Market for Next-Generation AI Infrastructure. Our model is designed to accelerate the deployment of AI capacity, allowing customers to move from concept to production faster. By leveraging our modular, factory-built data center architecture and vertically integrated supply chain, we significantly reduce construction and commissioning timelines compared to traditional approaches. This enables our customers to innovate more rapidly and capitalize on market opportunities sooner.
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Dedicated, Secure and Sovereign Infrastructure. We provide dedicated infrastructure that meets the stringent security and data residency requirements of our customers. Our platform is designed with security as a core principle to protect critical IP, and our global footprint enables us to deploy sovereign cloud solutions that ensure data remains within a customer’s specified geographic or national boundaries. This is a critical capability for our hyperscaler, enterprise, and sovereign customers.
•
Lower Total Cost of Ownership. We deliver structurally advantaged economics that lower the total cost of ownership for our customers. Our power-first strategy, which secures large-scale, low-cost power, combined with our efficient, purpose-built data center designs, operational expertise, and differentiated software, results in a fundamentally lower cost per GPU-hour. This allows our customers to train and operate their models more cost-effectively over the long term.
•
Trusted Deployment and Scaling. We provide a reliable and predictable path for deploying and scaling mission-critical AI infrastructure, removing the execution risk associated with large-scale build-outs. Our leadership team possesses extensive experience executing large-scale data center and AI infrastructure deployments, drawing on decades of collective experience from industry leaders such as Microsoft, AWS, Amazon, Oracle, and Intel. Our role as a trusted deployment partner gives customers the confidence to build their long-term AI strategies on our platform, knowing that the capacity they need will be delivered on predictable timelines.

Financial Highlights

The rapid adoption of AI and expanding need for compute, the strength of our product offering and platform, and the efficiency of our operations are all reflected in our financial profile.

We generated revenue of $33.0 million for the year ended December 31, 2025, which represents a 73% growth rate over the $19.1 million generated for the year ended December 31, 2024. With a 5.5-year weighted average contract life as of July 31, 2026, our long term take-or-pay contracts drive strong visibility into long-term revenues.

Net loss, net loss margin, Adjusted EBITDA and Adjusted EBITDA margin were $761.8 million, 2,308%, $(81.7) million and (248)%, respectively, for the year ended December 31, 2025 and $78.2 million, 409%, $(9.1) million and (48)%, respectively, for the year ended December 31, 2024. As our platform continues to mature and we bring additional deployments online, we expect our Adjusted EBITDA margin to increase materially. This expansion is driven by a largely fixed cost base comprising core operational infrastructure, engineering, and platform support functions, while variable costs scale proportionately with revenue. As contracted deployments become fully operational and ramp to steady-state utilization, we expect margins to stabilize at higher levels. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We have raised capital from a variety of investors, partners, and lenders to realize our business plan. We will continue to opportunistically access equity and debt capital markets to realize our business plan and maintain balance sheet flexibility.

Competition

The end markets we target are highly competitive and are changing rapidly. As the technological landscape evolves, we anticipate continued competition from various industry participants.

Our primary competitors are other specialized AI cloud service providers such as CoreWeave, Nebius, Crusoe and Lambda, each of which operate large-scale GPU clusters and compute infrastructure for AI workloads. We differentiate by building a vertically integrated, AI-native cloud platform from the ground up with a focus on developing large-scale wholly owned AI compuses in low-cost power regions. We believe this approach will deliver full-stack AI infrastructure at speed, at scale, and at a lower cost than the competition, while delivering superior performance and efficiency on AI workloads.

In addition, we compete with larger, global enterprises that offer general purpose cloud computing as part of a broader, diversified product portfolio. Key companies in this category are traditional hyperscalers like Amazon (AWS), Google, (Google Cloud Platform) and Microsoft (Azure), as well as hybrid providers like Oracle. While these businesses have greater resources than us across sales, and marketing and research and development, and benefit from broad brand awareness, they are not purpose-built for the AI and accelerated compute use cases that we serve. As a result some of these very competitors have become customers of and partners to us in a number of cases, demonstrating our competitive differentiation, and ability to deliver highly performant, purpose-built infrastructure that outperforms existing general purpose cloud solutions today.

Furthermore, our vertically-integrated model indirectly competes with infrastructure providers who offer data center facilities, power, cooling and interconnection services.

Our competitive position rests on four reinforcing pillars. First, vertical integration: we own the full stack: land, power, GPUs, and cloud, which drives our structural cost advantage and delivery certainty. Second, an open-first approach: open source is the entry point to our platform, anchored by Ray, a leading open-source framework for distributed AI, and Anyscale, its commercial control layer. Third, our position as a global distribution partner, delivering inference capacity across EMEA, the United States, and APAC. Fourth, we are UK-based and globally sovereign, sovereign by design wherever the enterprise operates.

Our two products, Nscale Infrastructure and Nscale Cloud, allow us to compete for, and win, three distinct customer archetypes. Hyperscalers buy for scale, and we win on full-stack, superior economics, purpose-built capacity, and delivery at speed and scale. AI-native customers buy for speed, and we win on on-demand and serverless compute, better performance, and developer experience, and our role as a global distribution partner for their workloads. Enterprise and sovereign customers buy for control rather than raw capacity, and we win by enabling them to own their models rather than rent tokens, with sovereign-by-design deployment, no frontier-lab lock-in, and open-source flexibility delivered through Anyscale.

We believe we compete favorably based on the following factors:

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our presence in and access to low-cost power land and markets;
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our two-product architecture spanning Nscale Infrastructure and Nscale Cloud, delivering the full stack from power to token;
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our open-first approach, anchored by Ray, a leading open-source framework for distributed AI, and Anyscale, its commercial control layer, which build a developer funnel that we monetize at production scale;

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our integrated energy and power delivery capabilities, including behind-the-meter generation, which many providers do not offer;
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our on-demand and serverless AI services, which diversify our customer base and provide margin expansion beyond long-term infrastructure contracts;
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our sovereign-by-design architecture, enabling enterprises and governments to own their models and data without frontier-lab lock-in;
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our differentiated full-stack approach, which allows for co-designing data center and GPU supercluster infrastructure;
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our UK and European sovereignty, with dedicated GPU compute zones in these regions;
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our global footprint and hub-and-spoke model that drive reach and efficiency;
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our lower leverage and cost of production;
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our proven track record of delivering performance and reliability at scale;
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our ability to service high-intensity AI workloads with greater efficiency;
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our enhanced health monitoring and remediation capabilities;
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our automation and ease of use that shifts infrastructure management from our customers to our platform;
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our speed to market with the latest generation of GPUs;
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our data center modularity and ability to phase rollouts;
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the scale of GPU clusters;
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our partnerships and joint ventures, which help drive land sourcing and access to technology;
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our security;
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our brand awareness and reputation within the AI community;
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our customer experience, support, and service, with a focus on AI and accelerated computing use cases;
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our customization that enables bespoke configurations for customers reliant on specific technology such as storage;
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the price, total cost of ownership, and transparency; and
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our features, functionalities, and quality of user interface.

The pace of our organic growth demonstrates that we have become one of the technological leaders in accelerated AI computing. Our competitive differentiation is underpinned by our ability to service AI compute use cases more rapidly and flexibly and at lower cost of production than many competitors because of our vertically integrated, power-to-tokens model and our open-first platform. By owning the full stack from power to token and pairing it with an open-source-led developer funnel, monetized through Anyscale, we believe we can deliver full-stack AI infrastructure and cloud services at a competitive cost while capturing a greater share of value per workload.

Intellectual Property

Our intellectual property is an important asset of our business and helps us to maintain our competitive position. We rely on a combination of trademark, copyright, trade secret, unfair competition, and other intellectual property laws in the United Kingdom, United States and internationally, as well as confidentiality, nondisclosure, intellectual property assignment and license agreements to establish and protect our technology and intellectual property rights.

We seek to protect and control access to our intellectual property and confidential information through a combination of internal policies and procedures and contractual arrangements. To protect and limit access to and distribution of our trade secrets and other proprietary information, we customarily enter into confidentiality, nondisclosure, intellectual property assignment and license agreements with our employees, consultants, vendors, customers, and other third parties. See the Risk Factor titled “Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could harm our brand, devalue our technologies, and adversely affect our business, operating results, financial condition, and future prospects” for additional information regarding risks we face related to intellectual property.

Government Regulation

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our infrastructure and services in areas including, but not limited to, AI, intellectual property, tax, import and export requirements, anti-corruption, economic and trade sanctions, national security and foreign investment, foreign exchange controls and cash repatriation restrictions, data privacy and security requirements (such as the EU and U.K. GDPR, EU Data Act, and the CCPA), competition, advertising, employment, product regulations, environment, health and safety requirements, and consumer laws. To date, costs and accruals incurred to comply with these governmental regulations have not been material to our capital expenditures and results of operations. Although there is no assurance that existing or future governmental laws and regulations applicable to our operations and the sale of our infrastructure services will not have a material adverse effect on our capital expenditures, operating results, and competitive position, we do not currently anticipate material expenditures for government regulations. Nonetheless, we believe that global trade regulations could potentially have a material impact on our business.

As a global company, the import and export of our infrastructure services and technology are subject to laws and regulations including international treaties, U.K., EU and U.S. import and export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our infrastructure and services or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals.

See the Risk Factors titled “We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws,” “We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business,” and “Our business is subject to a wide range of laws and regulations, and our failure to comply with those laws and regulations could harm our business” for additional information regarding risks we face related to government regulation.

Employees and Human Capital

Our strong corporate culture is built on a deep respect for our people and a clear expectation of impact. We aim to foster an environment where employees are empowered to do the best work of their careers, act with authenticity, and raise issues or challenge assumptions openly. We believe growth is driven by honesty, clear feedback, and a shared commitment to one another in the relentless pursuit of the company’s mission. We invest in this through strong teams, practical development, and an organized, efficient workplace where learning happens primarily in real time as part of the job.

We believe sustained growth depends on retaining people who make a measurable contribution to our success. Our reward philosophy, supported by our compensation and benefits strategies, is designed to reinforce retention. Our market-competitive and performance-driven philosophy targets top-tier positioning in relevant local markets while providing a consistent global employee experience. Our compensation framework combines competitive base pay, performance-linked bonuses, and long-term equity incentives to align employee interests with business outcomes.

As of July 31, 2026, we had over 850 full-time employees which we define as employees who work 40 hours per week. We also employed three part-time employees as of July 31, 2026, and we engage additional contractors and consultants to meet business needs. Certain of our employees are represented by a labor union. We have not experienced any work stoppages due to employee disputes, reflecting our strong relationships with our employees.

Sustainability

AI can drive numerous benefits. However, we recognize that there are also risks that need to be managed in order for our platform to be built to maintain resiliency and support longevity. One of the challenges we will face is working to take appropriate steps to mitigate the environmental impacts of our operations. We are focused on designing, building and operating sustainable data centers that utilize renewable resources for power, cooling, backup generation and waste heat recovery. This strategy will be centered around: Climate Change Mitigation, Sustainability-Oriented Infrastructure, Energy Efficiency Improvements, Supplier Relationships, and ESG Oversight.

Climate Change Mitigation

Our fleet of data centers use a significant amount of power to enable our customers to train AI models, particularly LLMs and deep learning models. This energy usage results in GHG emissions, which impact the environment. Our goal is to minimize our environmental impact.

We are currently evaluating Scopes 1 and 2 GHG emissions from our facilities and data center operations and will soon begin to evaluate our emissions resulting from our supply chain (Scope 3). A large portion of our GHG emissions are currently Scope 2 emissions, which result from purchased electricity for our data centers. The mix of our GHG emissions could shift over time as we grow and begin to control more of our data centers, potentially increasing our ability to contract larger amounts of lower-emissions sources of energy.

As we continue to scale, we will seek to integrate GHG emissions management and other sustainability considerations into our lease negotiations for new data centers and the renewal of existing leases to reduce our data centers’ environmental impacts. We will also seek to establish our operations in buildings that meet high environmental standards.

Sustainability-Oriented Infrastructure

Our infrastructure strategy prioritizes selecting sites in regions with lower average grid emissions and credible options to procure low-carbon power, such as hydroelectric and other renewable sources. Where commercially and technically feasible, we also consider locations with colder climates that may reduce cooling energy needs. Certain of our data centers are strategically located near the Arctic Circle in Norway, to benefit from the cold climate for more efficient cooling and access to renewable hydroelectric power. This supports our efforts to build an energy profile that’s both sustainable and scalable. For example, our Glomfjord facility sources electricity from renewable sources under our current procurement arrangements and is designed to operate at high levels of performance with reduced environmental impact. The extent to which any facility is supplied by renewable electricity depends on grid conditions, contractual structures, and verification mechanisms (for example, power purchase agreements, guarantees of origin, or energy attribute certificates), which may vary by site and over time. By targeting locations with an oversupply of renewable energy potential, as evidenced by available capacity and grid conditions, we aim to support the growth of AI and high-performance computing data centers while assessing incremental impact to existing power grids.

Furthermore, we plan, where feasible, to capture and reuse heat from our data centers through heat-recovery systems. Heat recovery generally does not reduce the data center’s electricity consumption, but it may reduce emissions outside our operations by displacing other heat sources, depending on the off taker’s baseline energy mix and system design. For example, our Glomfjord facility employs a closed-loop water cooling system that offers superior heat extraction compared to traditional air-cooling methods. This system recirculates coolant within a sealed environment, reducing water usage. In addition, instead of discarding the heat generated, our Glomfjord facility channels heat to the freshwater supply of a nearby fish farm where it is utilized to warm aquatic tanks. This collaboration both helps conserve energy for the farm and transforms a byproduct of our operations into a local resource.

Energy Efficiency Improvements

To improve operational and energy efficiency, we have developed a detailed set of standard operating procedures (“SOPs”) to be used across all systems. For instance, our adaptive cooling systems automatically adjust fan speeds and power output when full cooling capacity is not required, and our smart server management dynamically reduces power to servers during low-load periods without affecting performance. We also optimize our cooling loops, enabling our rear-door coolers to adjust automatically and run only as needed to maintain target temperatures. These operational controls allow us to deliver the same performance output with significantly reduced power consumption. By managing both the data center and its infrastructure, we work to optimize every layer of the AI stack to achieve efficiencies.

Because we own the data center, hardware, and software, our vertically integrated platform can optimize every layer of the AI stack for efficiency and performance, delivering a strong, more sustainable ROI. This comprehensive platform enables a flexible AI cloud solution that streamlines the path from development to production, helping our customers accelerate their AI and decarbonization objectives and keeping technological progress aligned with sustainability.

Supplier Relationships

We aim to look for opportunities to use our relationships with suppliers to mitigate the environmental impacts of their operations, while improving our data centers’ environmental performance.

ESG Oversight

We intend to appropriately integrate material ESG considerations into our strategic decisions, risk assessments and enterprise risk management, including identifying material ESG risks and incorporating them into a long-term risk management strategy. The risk management strategy will be implemented by internal sustainability staff with oversight by our board of directors.

Facilities

We are headquartered in London, United Kingdom, where we occupy approximately 7,677 square feet of office space. As of July 31, 2026, we operated five active and nine contracted data center sites, including five wholly-owned sites, eight colocation sites and one leased site. In addition, we are currently developing a colocation data center site in Portugal and we own a portfolio of powered land assets across North America, Europe, and APAC region. Our sites are primarily located in regions with abundant renewable power, including Norway, Portugal, Iceland, and selected locations in the United States.

The following table summarizes our data center portfolio, including each site's country, type, total power potential, data center tier, phase of development and customer contract status.

#	Country	Type	Total Power Potential	Data Center Tier (1/2/3)	Phase of Development (Data Center)	Customer Contract Status
1	Portugal	Colocation	29.5	Tier 3	Active data center site	Active
2	Norway	Colocation	6.0	Tier 3	Active data center site	Active
3	Norway	Colocation	5.0	Tier 3	Active data center site	Active
4	Iceland	Colocation	15.0	Tier 3	Active data center site	Active
5	Norway	Wholly Owned	25.0	Tier 3	Active data center site	Active
6	United Kingdom	Colocation	20.0	Tier 1	Operating data center site	Contracted
7	Iceland	Colocation	16.0	Tier 3	Operating data center site	Contracted
8	United States	Colocation	40.0	Tier 3	Operating data center site	Contracted
9	Indonesia	Colocation	24.0	Tier 3	Operating data center site	Contracted
10	United States	Leased	200.0	Tier 3	Operating data center site	Contracted
11	Portugal	Wholly Owned	200.0	Tier 3	Operating data center site	Contracted
12	United Kingdom	Wholly Owned	50.0	Tier 1	Operating data center site	Contracted
13	Norway	Wholly Owned	100.0	Tier 3	Operating data center site	Contracted
14	Norway	Wholly Owned	100.0	Tier 3	Operating data center site	Contracted

We believe that our current facilities are adequate and suitable to meet our current and planned operations and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows or financial condition. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Management

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Josh Payne	32	Founder, Chief Executive Officer and Chair
Alice Takhtajan	46	Chief Financial Officer
Philippe Sachs	49	Chief Business Officer, President, EMEA
Jing Yin	44	President, APAC
Nidhi Chappell	47	President, AI Infrastructure
Sam Huckaby	42	President, Data Centers
Phoebee Gahan	31	Chief Legal Officer
Non-Executive Board of Directors
Nick Clegg	59	Director
Susan Decker	63	Director
Øyvind Eriksen	62	Director
Jacob Leschly	60	Director
Rael Nurick	50	Director
Sheryl Sandberg	56	Director

Unless otherwise indicated, the current business address for our executive officers and the members of our board of directors is Level 5, 16 New Burlington Place, London W1S 2HX, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Joshua (Josh) Payne. Mr. Payne has served as our Founder, Chief Executive Officer and Chair of our board of directors since June 2023. From March 2020 to November 2024, Mr. Payne was the Founder and Executive Chairman of Arkon Energy Pty Ltd. (“Arkon Energy”), a digital infrastructure company that buys, builds, and operates institutional-grade data centers that help power the Bitcoin network, where he continues serving as a Director. From February 2021 to January 2024, Mr. Payne served as Co-Founder and Chief Operating Officer at Battery Future Acquisition Corp., a special purpose acquisition company targeting critical battery minerals and related supply chains. From March 2019 to March 2020, Mr. Payne was a founding partner of Envest Group, an early-stage venture firm focused on investing in and raising seed capital for global technology start-ups. Prior to Envest Group, Mr. Payne served as the Founder and Chief Operating Officer of GYCON Pty Ltd. (doing business as CTM Workforce) from June 2017 to March 2019. In addition, Mr. Payne has served as Managing Director at Alpha Capital Management Pty Ltd. and Payne Capital Group (doing business as PT Capital) from July 2018 to December 2021. We believe Mr. Payne’s perspective from serving as our Founder and Chief Executive Officer, as well as his experience and success in the data center industry, make him qualified to serve on our board of directors.

Alice Takhtajan. Ms. Takhtajan has served as our Chief Financial Officer since December 2025. Prior to joining Nscale, Ms. Takhtajan spent more than two decades at J.P. Morgan, a multinational investment bank and financial services company. She held multiple roles from September 2002 to December 2025, including most recently as Managing Director in Investment Banking, Equity Capital Markets division, leading Tech, Media and Telecom sector coverage. Ms. Takhtajan holds a Bachelor of Science degree in Economics from the Massachusetts Institute of Technology.

Philippe Sachs. Mr. Sachs has served as our Chief Business Officer and President for the EMEA region since March 2025. Mr. Sachs led our early financing activities as general partner at Kestrel 0x1 a venture capital firm focused on blockchain and deep technology, and has served on various boards of early stage companies. He is leading our European roll-out, with a special focus on sovereign AI, and leads our corporate affairs function globally. In Mr. Sachs’ previous career in finance, at Standard & Poor’s, JPMorgan Chase, Goldman Sachs and Standard Chartered Bank, he worked primarily with sovereign entities. At Standard Chartered Bank, Mr. Sachs founded and ran the public sector business globally before being asked to lead the culture change program. Prior to founding Kestrel 0x1 and joining Nscale, Mr. Sachs helped build Kido, a global education business operating across three continents. He was Chief Executive Officer of its UK business, Deputy CEO globally, and remains a member of the Board of Directors. He also previously served on the Advisory Board of the Master of Science in Foreign Service (MSFS) program at Georgetown University and was a term member of the Council on Foreign Relations. Mr. Sachs holds a Master of Science in Foreign Service, International Political Economy, from Georgetown University and a Bachelor of Arts in International Relations and Affairs from the University of Wisconsin-Madison.

Jing Yin. Mr. Yin has served as our President for the APAC region since August 2025. Prior to joining Nscale, he served as Vice President at Alibaba Cloud Intelligence Group from June 2023 to July 2025. From January 2020 to June 2023, Mr. Yin held several positions at Ant Group, including General Manager of Global Acquiring from January 2020 to June 2023. From January 2018 to January 2020, he was Group President of Lazada Group, an e-commerce platform. Mr. Yin also held several senior positions at Alibaba Group from December 2013 to December 2019, most recently as Vice President and Special Assistant to the group CEO. Prior to Alibaba, he served as Head of Infrastructure, Supply Chain and Procurement at Amazon Web Services from October 2009 to December 2013. In addition, Mr. Yin was an Independent Director of Haier Electronics Group, a publicly traded company on the HKEX (the Hong Kong Stock Exchange), from January 2017 to January 2019. He holds a Master of International Management specializing in Global Supply Chain Management from Portland State University and a Bachelor of Science in Electrical Engineering from George Fox University.

Nidhi Chappell. Ms. Chappell has served as our President for AI Infrastructure since December 2025. Prior to joining Nscale, she served as Corporate Vice President for Azure AI and was responsible for development and deployment of Azure AI Infrastructure worldwide. Ms. Chappell’s team worked closely with OpenAI and other marquee customers to develop the latest Fleet offering and maintained the world’s largest supercomputers. From January 2011 to May 2019, Ms. Chappell held various leadership roles at Intel, most recently as Senior Director of Data Center Enterprise and HPC Business. She holds a Master of Science in Computer Engineering from the University of Wisconsin, a Master of Business Administration from the University of Michigan and a Bachelor of Technology in Computer Engineering from the University of Delhi.

Sam Huckaby. Mr. Huckaby has served as our President of Data Centers since April 2026. Prior to joining Nscale, Mr. Huckaby worked at Oracle, a database management company, where he served as Senior Vice President of Data Center Infrastructure from April 2025 to April 2026. Prior to Oracle, Mr. Huckaby held several positions at Vantage Data Centers, a digital infrastructure company, from September 2018 to March 2025, including Chief Development Officer of EMEA from June 2023 to April 2025 and Chief Operating Officer, North America from November 2022 to June 2023. Mr. Huckaby also served as a lecturer at California State University, East Bay from December 2013 to December 2019. Since November 2025, Mr. Huckaby has served as Vice Chair of the CBAS Advisory Board at Middle Tennessee State University. Mr. Huckaby holds a Master of Science in Construction Management from California State University, East Bay and a Bachelor of Science degree in Concrete Industry Management from Middle Tennessee State University.

Phoebee Gahan. Ms. Gahan has served as our Chief Legal Officer since December 2025. Prior to this role, she served as our General Counsel and Company Secretary from February 2024 to December 2025, and as General Counsel (Australia) to Arkon Energy and Nscale through Lawyers On Demand since September 2023. Prior to joining us, Ms. Gahan held the position of Corporate Counsel at Persistent Asset Management from September 2022 to October 2023. Earlier in her career, Ms. Gahan served as Corporate Counsel, through Lawyers On Demand, to Australian Retirement Trust and Allianz from July 2021 to September 2022, and was a Corporate Consultant at True Blue Beef, a boutique Australian agri-business, from November 2019 to August 2021. She also worked as an associate and lawyer at Norton Rose Fulbright from March 2016 to November 2019. Ms. Gahan holds a Bachelor of Laws (Hons) and a Bachelor of Commerce (majoring in Finance, with specializations in Corporate & Commercial Law and International Investment Banking Law) from Bond University and a graduate diploma of legal practice from the College of Law.

Non-Executive Board of Directors

The following is a brief summary of the business experience of our non-executive board of directors.

Nick Clegg. Mr. Clegg has served on our board of directors since February 2026. Mr. Clegg has also served as General Partner at Hiro Capital, a founder-led VC firm, since December 2025. Prior to Hiro Capital, Mr. Clegg served as President, Global Affairs at Meta Platforms, Inc. (“Meta”) from October 2022 to May 2025, and as Vice President of Global Affairs at Meta from October 2018 to March 2022. Prior to Meta, Mr. Clegg served as Deputy Prime Minister of the United Kingdom from May 2010 to May 2015 and as a Member of Parliament for Sheffield Hallam from May 2005 to May 2017, and was the leader of the Liberal Democrat party from 2007 to 2015. Mr. Clegg also served as a Member of the European Parliament for East Midlands from June 1999 to June 2004. Mr. Clegg holds a Bachelor of Arts degree in archeology and anthropology from the University of Cambridge, a fellowship award in political philosophy and international relations from the University of Minnesota, and a post graduate diploma in European affairs from the College of Europe in Bruges. We believe Mr. Clegg’s extensive experience in global public policy, international government affairs, and technology industry leadership, as well as his deep relationships with governments and regulatory bodies worldwide, make him qualified to serve on our board of directors

Susan Decker. Ms. Decker has served on our board of directors since February 2026. Ms. Decker is also the Co-Founder and Chief Executive Officer of Raftr, a digital media company, since 2018. Prior to Raftr, Ms. Decker served in various positions at Yahoo including as President from June 2007 to April 2009, Executive Vice President, Advertiser and Publisher Group from December 2006 to June 2007, and Chief Financial Officer from June 2000 to June 2007. Prior to Yahoo, Ms. Decker served as Director of Global Research at Donaldson, Lufkin & Jenrette. Ms. Decker also serves on the boards of directors of Berkshire Hathaway since May 2007, Costco since October 2004, Vail Resorts since September 2015, Automattic since March 2020, Chime since July 2021, and Vox Media since April 2016. In addition, Ms. Decker serves as a member of the Audit Committee of Chime since July 2021, the Compensation

Committee of Vail Resorts since 2015, the Audit Committee of Berkshire Hathaway since 2011, and the Audit Committee of Costco since 2010. Ms. Decker previously served as a member of the Nominating and Corporate Governance Committee from 2018 to 2023 and the Audit Committee from 2017 to 2023 of Momentive. Ms. Decker is a Chartered Financial Analyst and served on the Financial Accounting Standards Advisory Council. Ms. Decker holds a Bachelor of Science degree from Tufts University, with a double major in Computer Science and Economics, and a Master of Business Administration from Harvard Business School. We believe Ms. Decker’s extensive experience in technology and media, her deep financial expertise as a former chief financial officer and Chartered Financial Analyst, as well as her significant public company board experience, make her qualified to serve on our board of directors

Øyvind Eriksen. Mr. Eriksen has served on our board of directors since October 2025. Mr. Eriksen has served as President and Chief Executive Officer of Aker ASA (an industrial investment company) since January 2009. Prior to joining Aker ASA, Mr. Eriksen served as Director, Chair and Partner at Advokatfirmaet BAHR AS, a Norwegian law firm, from 1993 to 2008. Mr. Eriksen currently serves as Deputy Chair of the board of directors of Aker Solutions ASA (an energy services company) since May 2021, serving as a member of the board since November 2020, and as Chair of Aker BP ASA (an oil and gas company) since May 2016, as a member of the board of directors of the following software technology companies: Cognite Holding B.V. (serving as Deputy Chair since December 2024, and before that as Chair and Deputy Chair of Cognite AS, when that entity served as the top holding company of Cognite), Aize Holding AS since August 2023 and Omny Holding AS since August 2022, as a member of the board of directors of the following real estate companies: Aker Property Group AS since June 2018 and Samhällsbyggnadsbolaget i Norden AB (SBB) since May 2025, as Chair of the board of directors of Aker Capital AS (an investment holding company) since December 2016 and of Aker Holding AS (an investment holding company) since April 2009. He also serves on the Remuneration Committee and Audit Committee of SBB since May 2025, the Remuneration Committee of Aker Solutions ASA since November 2020 and the Remuneration Committee of Aker BP ASA since March 2016. Mr. Eriksen previously served as Chair of the board of directors of REV Ocean AS (an ocean research and conservation company) from May 2020 to April 2025, as Chair and subsequently Deputy Chair of Aker Horizons ASA (a renewable energy and green technology company) from January 2021 to October 2024 and from October 2024 to May 2025, respectively, as a board member of Aker Carbon Capture ASA (a carbon capture technology company) from October 2020 to June 2022, as a board member of Aker Biomarine ASA (a biotechnology company focused on the production and sale of krill-based products) from March 2016 to June 2022, as an observer of Aker BioMarine ASA from June 2022 to April 2023. Mr. Eriksen also serves on the boards of the Norwegian Cancer Society (Kreftforeningen) (a non-profit organization) as Deputy Chair from August 2019 and then as Chair since December 2025, the VI Foundation (Stiftelsen VI) (a non-profit foundation) as Chair since October 2018 and Aker Scholarship (Anne Grete Eidsvig og Kjell Inge Røkkes Allmennyttige Stiftelse for Utdanning) (an educational foundation) as Chair since November 2015. Mr. Eriksen holds a Master of Laws from the University of Oslo. We believe Mr. Eriksen’s extensive executive leadership experience, his expertise in strategic corporate development and mergers and acquisitions, and his broad experience across multiple industries, including energy, technology and finance, qualify him to serve on our board of directors.

Jacob Leschly. Mr. Leschly has served on our board of directors since March 2025. Mr. Leschly has served as Chief Executive Officer at Omius, a sports technology company, since June 2022. Prior to Omius, Mr. Leschly was Founder and Chief Executive Officer at Boostit, Inc., an information technology company, from 2016 to 2017. Previously, Mr. Leschly served as Chief Executive Officer at Ingenuity Systems, a biological data analytics software company, from 1999 to 2014. Prior to Ingenuity Systems, Mr. Leschly served as Vice President of Business Development at Affymetrix from 1995 to 1999 and as a Consultant at McKinsey & Company from June 1993 to October 1995. Mr. Leschly holds a Bachelor of Science degree in Molecular Biology from Princeton University and a Master of Business Administration from Harvard Business School. We believe Mr. Leschly’s extensive experience in technology and life sciences, his entrepreneurial leadership in building and scaling companies, as well as his strategic consulting and business development expertise, make him qualified to serve on our board of directors

Rael Nurick.Mr. Nurick has served on our board of directors since March 2025. Mr. Nurick is also the Co-Founder and Managing Partner of Sandton Capital Partners, an investment firm he co-founded in 2009 that focuses on credit and special situations investing. Prior to Sandton Capital Partners, Mr. Nurick was an Analyst on the investment teams at Knighthead Capital Management, a distressed debt and special situations investment firm, from 2008 to 2009, and GoldenTree Asset Management, a credit-focused asset management firm, from 2005 to 2008. Earlier in his career, Mr. Nurick worked at the private equity firm Vestar Capital Partners and in the leveraged finance group of the Investment Banking Division at Credit Suisse. Mr. Nurick previously served as a member of the board of directors of Wildpack Beverage Inc. from June 2023 to March 2024. Mr. Nurick currently serves on the boards of several private companies, including Sistemas Técnicos de Encofrados S.A. and National Carbon Technologies LLC. Mr. Nurick holds a Bachelor of Commerce degree in Finance and Business Information Systems from the University of the Witwatersrand and a Master of Business Administration from Harvard Business School. We believe Mr. Nurick’s extensive experience in debt investing, private equity, and investment banking, as well as his deep knowledge of capital markets and corporate finance, makes him qualified to serve on our board of directors.

Sheryl Sandberg. Ms. Sandberg has served as a member of our board of directors since February 2026. She is the Co-Founder of Sandberg Bernthal Venture Partners (SBVP), a family office venture capital fund that invests in early-stage, AI native enterprise technology, energy, and fintech companies. She is also the Founder of Lean In, a nonprofit focused on empowering women. Previously, she served as Chief Operating Officer of Facebook (now Meta) from March 2008 to September 2022 and as a member of its board of directors from June 2012 to May 2024. Prior to Facebook, she served as Vice President of Global Online Sales and Operations at Google from November 2001 to March 2008, and as Chief of Staff to the Secretary of the Treasury at the U.S. Treasury Department. She has

also served on the boards of The Walt Disney Company from March 2010 to March 2018 and Starbucks Corporation from March 2009 to March 2012. She currently serves on the boards of Bay Football Club and Terradot. Ms. Sandberg holds a B.A. summa cum laude in Economics from Harvard University and an M.B.A. with highest distinction from Harvard Business School. We believe Ms. Sandberg is qualified to serve as a member of our board of directors because of her extensive experience in global technology operations, her deep expertise in online advertising and scaling technology companies, and her broad public company board experience.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our board of directors

Our board of directors will consist of members prior to the consummation of this offering.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment, and affiliations, our board has determined that , representing of our directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of . In making these determinations, our board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committee Composition

The board has established, or will establish prior to the completion of this offering, an audit committee, a compensation committee, a nomination and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of , and , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. will serve as Chair of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that , and each satisfies the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act.

Upon the completion of this offering, the audit committee will be responsible for:

•
select, retain, compensate, evaluate, oversee, and, where appropriate, terminate our independent registered public accounting firm;
•
review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•
evaluate the independence and qualifications of our independent registered public accounting firm;
•
review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•
discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•
oversee the design, implementation, and performance of our internal audit function, if any;
•
set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•
review, approve and monitor related party transactions;

•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•
review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory, and ethical compliance programs; and
•
review and discuss with management and our independent auditor our guidelines and policies to identify, monitor, and address enterprise risks.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.

Compensation Committee

The compensation committee, which is expected to consist of , and , will assist the board in determining executive officer compensation. will serve as Chair of the committee. The committee will recommend to the board for determination the compensation of each of our executive officers. Under SEC and rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Upon the completion of this offering, the compensation committee will be responsible for:

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review, approve or make recommendations to our board regarding the compensation for our executive officers, including our chief executive officer;
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review, approve, and administer our employee benefit and equity incentive plans;
•
establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•
determine or make recommendations to our board regarding non-employee director compensation; and
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approve or make recommendations to our board regarding the creation or revision of any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of , and , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. will serve as Chair of the committee.

Upon the completion of this offering, the nominating and corporate governance committee will be responsible for:

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review and assess and make recommendations to our board regarding desired qualifications, expertise, and characteristics sought of board members;
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identify, evaluate, select, or make recommendations to our board regarding nominees for election to our board;
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develop policies and procedures for considering shareholder nominees for election to our board;
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review our succession planning process for our chief executive officer and any other members of our executive management team;
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review and make recommendations to our board regarding the composition, organization, and governance our board and its committees;
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review and make recommendations to our board regarding our corporate governance guidelines and corporate governance framework;
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oversee director orientation for new directors and continuing education for our directors;
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oversee the evaluation of the performance of our board and its committees;

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review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
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administer policies and procedures for communications with the non-management members of our board.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of NYSE.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at https://www.nscale.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are and . None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board or compensation committee.

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we are empowered to indemnify our directors against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. We have entered into indemnification agreements with certain of our directors and intend to enter into indemnification agreements with all of our directors. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

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Josh Payne, Founder, Chief Executive Officer and Chairman of our Board of Directors;
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Phoebee Gahan, Chief Legal Officer;
•
Jing Yin, President APAC; and
•
Ron Huisman, former Chief Financial Officer; current Chief Accounting and Finance Operations Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Total ($)
Josh Payne	2025	479,915	242,253	22,484,730	23,206,898
Founder, Chief Executive Officer and Chairman
Phoebee Gahan	2025	341,999	172,716	2,076,955	2,591,670
Chief Legal Officer
Jing Yin	2025	259,574	130,569	24,341,065	24,731,208
President APAC
Ron Huisman(4)	2025	508,700	242,888	2,792,359	3,543,946
Former Chief Financial Officer; Current Chief Accounting and Finance Operations Officer

(1)
Amounts paid to Mr. Payne, Ms. Gahan, Mr. Yin and Mr. Huisman were paid in British pounds sterling (GBP), United Arab Emirates dirham (AED), Singapore dollars (SGD) and Euros (EUR), respectively, and have been converted to U.S. dollars using a conversion rate of $1.00 to GBP 0.74, AED 3.67, SGD 1.28 and EUR 0.85, respectively.
(2)
Amounts reflect discretionary annual cash bonuses for 2025 paid to our named executive officers pursuant to each named executive officer’s employment agreement, as further described below in “—2025 Bonuses.”
(3)
Amounts reflect the full grant-date fair value of option awards granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 9 to the consolidated financial statements included in this prospectus.
(4)
Mr. Huisman ceased serving as our Chief Financial Officer on December 26, 2025, at which time he transitioned to the role of Chief Accounting and Finance Operations Officer.

Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Ms. Gahan and Mr. Huisman each received a base salary increase of $20,000 and $55,556 (for Mr. Huisman, based on a conversion rate of $1.00 to EUR 0.85), respectively, in April 2025. The actual base salaries earned by our named executive officers for services in 2025 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

2025 Bonuses

Our named executive officers were eligible to earn discretionary annual cash bonuses up to a percentage of base salary for 2025, based on the achievement of certain individual and company performance milestones, as determined by our chief executive officer and chief people officer and, in the case of our chief executive officer, as determined by a non-employee director serving on our compensation committee in consultation with our chief people officer. The actual annual cash bonuses awarded to each named executive officer for 2025 performance are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Our equity-based incentive awards are designed to align our interests and the interests of our shareholders with those of our employees, directors and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. Generally, our option awards vest in equal semiannual installments over two years, subject to the employee’s continued service with us on the applicable vesting date. Our option awards also are further subject to accelerated vesting upon a “change of control trigger event” (which includes an initial public offering of our ordinary shares) under the Nscale Limited Employee Share Plan (together with all schedules and addendums thereto, the “2025 ESOP”), unless otherwise determined by our board of directors, as described below under “Equity Plans—2025 ESOP”. It is currently anticipated that our board of directors will not permit any acceleration of vesting of option awards or restricted share awards in connection with this offering.

In August 2025, we granted options to purchase 7,405,020 ordinary shares to Mr. Payne under the 2025 ESOP. Fifty percent of the options vest in six equal bi-annual installments on each six-month anniversary of the vesting commencement date (March 31, 2025) until fully vested on the third anniversary of the vesting commencement date and the remaining 50% of the options vest based on our company’s achievement of certain total market valuation milestones as follows: 20% of such options upon a total market valuation reaching $5 billion, 20% of such options upon a total market valuation reaching $10 billion and the remaining 10% of such options upon a total market valuation reaching $20 billion, in each case, subject to the executive’s continued service through the applicable vesting date.

In January 2025 and August 2025, we granted options to purchase 69,420 ordinary shares and 558,240 ordinary shares, respectively, to Ms. Gahan under the 2025 ESOP. Twenty-five percent of the options vest on each six-month anniversary of the vesting commencement date (January 31, 2025 and April 30, 2025, respectively) until fully vested on the second anniversary of the vesting commencement date, subject to the executive’s continued service through the applicable vesting date.

In August 2025, we granted options to purchase 12,590,280 ordinary shares to Mr. Yin under the 2025 ESOP. Seventy-five percent of the options were fully vested on the vesting commencement date (July 31, 2025) and 25% of the options vest on the third anniversary of the vesting commencement date. If Mr. Yin’s employment is terminated for any reason other than “cause,” he will continue to vest in such options.

In January 2025, we granted options to purchase 1,763,400 ordinary shares to Mr. Huisman under the 2025 ESOP. Twenty-five percent of the options vest on each six-month anniversary of the vesting commencement date (January 31, 2025) until fully vested on the second anniversary of the vesting commencement date, subject to the executive’s continued service through the applicable vesting date.

Other Elements of Compensation

In 2025, our named executive officers were eligible to participate in our private medical insurance plan and, in the case of Mr. Payne, our defined contribution pension plan, subject to the terms and conditions of such plans. We do not provide any material perquisites to our named executive officers.

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Josh Payne	8/19/2025(1)	617,220	3,085,320	—	0.000167	8/19/2035
	8/19/2025(2)	—	—	3,702,480	0.000167	8/19/2035
Phoebee Gahan	7/11/2024(3)	69,660	69,720	—	1.18	7/11/2034
	1/31/2025(3)	17,340	52,080	—	2.38	1/31/2035
	8/19/2025(3)	139,560	418,680	—	2.38	8/19/2035
Jing Yin	8/19/2025(4)	9,442,740	3,147,540	—	6.31	8/19/2035
Ron Huisman	1/31/2025(3)	—	1,006,920	—	2.38	1/31/2035
	1/31/2025(3)	—	315,660	—	0.000167	1/31/2035

(1)
These option awards vest as to 16.67% of such grant on each six-month anniversary of the vesting commencement date (March 31, 2025) until fully vested on the third anniversary of the vesting commencement date, subject to the executive’s continued service through each such vesting date and further subject to accelerated vesting upon a “change of control trigger event” under the 2025 ESOP.
(2)
These option awards vest based on our company’s achievement of certain total market valuation milestones as follows: 40% upon a total market valuation reaching $5 billion, 40% upon a total market valuation reaching $10 billion and 20% upon a total market valuation reaching $20 billion, subject to the executive’s continued service through each such vesting date and further subject to accelerated vesting upon a “change of control trigger event” under the 2025 ESOP.
(3)
These option awards vest as to 25% of such grant on each six-month anniversary of the vesting commencement date (for Ms. Gahan, July 11, 2024 for her July 2024 grant, January 31, 2025 for her January 2025 grant and April 30, 2025 for her August 2025 grant, and, for Mr. Huisman, January 1, 2025 for both January 2025 grants) until fully vested on the second anniversary of the vesting commencement date, subject to the executive’s continued service through each such vesting date and further subject to accelerated vesting upon a “change of control trigger event” under the 2025 ESOP.
(4)
These option awards were fully vested as to 75% of such grant on the vesting commencement date (July 31, 2025), and the remaining 25% vest on the third anniversary of the vesting commencement date, subject to accelerated vesting upon a “change of control trigger event” under the 2025 ESOP.

Executive Compensation Arrangements

We have entered into employment agreements with each of our named executive officers (in the case of Ms. Gahan, through an employer of record), which set forth the terms and conditions of their employment, including initial base salary, eligibility to receive an annual discretionary bonus and eligibility to participate in the 2025 ESOP (except for Ms. Gahan) and certain employee benefit programs. Each of the employment agreements with Messrs. Payne, Yin and Huisman has an indefinite term, while the employment agreement with Ms. Gahan has a renewable two-year fixed term. Under the employment agreements with Messrs. Payne and Yin, in the event the executive is terminated by us (other than for “cause” (as defined in the respective employment agreement)), then such executive may be eligible for payment in lieu of notice equal to the executive’s base salary as of the date of termination which the executive would have been entitled to receive under the respective employment agreement during three-month notice period or, if notice has already been given, during the remainder of the notice period. Additionally, under Mr. Yin’s employment agreement for any termination of employment other than for “cause,” he is entitled to receive (i) severance in the form of base salary continuation following termination for the duration of the 12-month post-termination restricted period described below and (ii) continued vesting in outstanding equity awards. If Mr. Huisman’s employment is terminated by the Company other than for cause, any equity awards that were scheduled to vest during his notice period shall vest.

Each named executive officer is subject to certain post-employment obligations, including post-employment non-competition (12 months for Messrs. Payne and Yin and 6 months for Mr. Huisman) and non-solicitation of employees, independent contractors, customers and suppliers covenants (12 months for Messrs. Payne and Yin and 6 months for Mr. Huisman) (except that the non-solicitation covenants for Mr. Yin do not apply to independent contractors), in addition to indefinite confidentiality obligations and, except for Ms. Gahan, indefinite non-disparagement obligations.

Director Compensation

The following table shows the total compensation paid to each individual who served as a director of our company during 2025. Our chief executive officer, Josh Payne, served as chairman of our board of directors but received no additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)(1)	Option Awards ($)(1)	Total ($)
Steve Bellotti	—	1,965,609	—	1,965,609
Barry Kupferberg	100,000	1,179,366	—	1,279,366
Jacob Leschly	—	1,965,609	—	1,965,609
Rael Nurick	—	1,965,609	—	1,965,609
Philippe Sachs(2)	560,343	—	1,947,818	2,508,161

(1)
Amounts reflect the full grant-date fair value of share awards and option awards granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all share awards and option awards made to our directors in Note 9 to the consolidated financial statements included in this prospectus.
(2)
Amounts included for Mr. Sachs reflect his base salary of $373,215 for 2025 and an annual bonus of $187,128 for 2025 and are exclusively in respect of his services as an employee during 2025 and do not reflect any compensation in respect of his services as a director. Such amounts paid to Mr. Sachs were paid in British pounds sterling (GBP) and have been converted to U.S. dollars, using a conversion rate of $1.00 to GBP 0.74.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested share awards held as of December 31, 2025 by each director who was serving as of December 31, 2025, other than Mr. Payne (whose outstanding awards are set forth in the “Outstanding Equity Awards at Fiscal Year-End” table above).

Name	Options Outstanding at Fiscal Year End	Unvested Share Awards Outstanding at Fiscal Year End
Steve Bellotti	—	262,980
Barry Kupferberg	—	189,360
Jacob Leschly	—	315,600
Rael Nurick	—	315,600
Philippe Sachs	547,140	—

Equity Plans

2025 ESOP

We currently maintain the 2025 ESOP in order to incentivize eligible employees and other service providers to align their long-term objectives and increase their motivation to make our company more successful, to provide an additional inducement for them to remain with our company, to reward them by providing an opportunity to acquire equity ownership and to provide a means through which we may attract persons to enter service with us. Historically, we have offered awards of options and restricted shares to eligible employees and other service providers, including certain of our named executive officers, pursuant to the 2025 ESOP. The material terms of the 2025 ESOP are summarized below.

Eligibility and Administration

Employees, directors and consultants of our company are eligible to receive awards under the 2025 ESOP.

The 2025 ESOP is administered by our board of directors, which may delegate its duties and responsibilities to a committee or appropriate service provider. Our board of directors has the authority to take all actions and make all determinations under the 2025 ESOP, to interpret the 2025 ESOP and award agreements, and to adopt, amend, and repeal rules for the administration of the 2025 ESOP as it deems advisable. Our board of directors also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the Plan, including any vesting conditions and disposal restrictions, subject to the conditions and limitations in the 2025 ESOP.

Awards

The 2025 ESOP provides for the grant of options and restricted shares, which may be subject to vesting conditions.

Options. Options provide for the acquisition of ordinary shares or preferred shares of our company in the future at an exercise price determined by our board of directors at the date of grant. Each option entitles the eligible participant to receive one share upon exercise of the option, subject to its terms. A participant is not required to pay for the grant of an option. Options must be exercised during the exercise period by delivering a notice of exercise, agreeing to be bound by any applicable shareholders’ agreement, paying the exercise price and paying any applicable tax or providing evidence of arrangements to pay such tax. Unless our board of directors decides otherwise, an option that has not been exercised on or before the expiration date, lapses on the day after the expiration date.

Restricted Shares. Restricted shares are grants of ordinary shares or preferred shares of our company where the award holder is the beneficial owner from the date of grant, subject to a restricted share agreement. An eligible participant who is to be granted restricted shares must enter into a restricted share agreement with our company setting out the terms on which the restricted shares will be issued and held. Except to the extent otherwise set out in the restricted share agreement, the participant shall have all of the rights of a shareholder in respect of restricted shares from the date of transfer until any date on which the award comprising the restricted shares lapses.

Termination of Employment

Unless our board of directors decides otherwise, upon termination of employment, options are treated as follows:

•
If an eligible participant is made redundant, resigns, or is lawfully terminated (but not for cause or serious breach of the employment contract), unvested options are forfeited and vested options remain outstanding and exercisable for (x) the earlier of 24 months following the termination date and 90 days after a public offering if such termination is prior to a public offering or (y) the later of 90 days following a public offering and 90 days following the participant’s termination date if such termination is on or following a public offering).
•
If an eligible participant is lawfully terminated for serious breach of the employment contract, all options are forfeited.
•
Upon death or disability, unvested options are forfeited and vested options remain outstanding and exercisable for (x) the earlier of 24 months following the termination date and 90 days after a public offering if such termination is prior to a public offering or (y) the later of 90 days following a public offering and 90 days following the participant’s termination date if such termination is on or following a public offering.

Upon termination of employment, a participant’s restricted shares are treated in accordance with the provisions set out in that participant’s restricted share agreement.

Disposal Restrictions

A participant may not dispose of any interest in an option, or share issued on exercise of an option, until the expiration of the disposal period (defined as the period commencing on the date of grant and ending on the date that the relevant option vests), except as otherwise provided in the 2025 ESOP. A participant may not dispose of any restricted share until the date on which the relevant shares have vested or otherwise in accordance with the applicable restricted share agreement. Our company may implement any procedure (including a holding lock) it considers appropriate to ensure the disposal restriction is complied with.

Transfer and Permitted Nominees

Awards under the 2025 ESOP are generally non-transferable. Participants may only transfer, assign, dispose of, or otherwise deal with restricted shares, options, or any interest in options with the prior written consent of our board of directors. An eligible participant may nominate a permitted nominee (a body corporate controlled by the eligible participant or any other entity as our board of directors may determine) to hold options or restricted shares on their behalf, subject to board approval. The transmission of options or restricted shares to a legal personal representative or beneficiary of the estate of an eligible participant following the eligible participant’s death may be made without the prior written consent of our board of directors.

Rights Attaching to Options and Restricted Shares

A participant has no interest in shares subject to options until the options are exercised and shares are issued to that participant. A participant does not have the right to participate in dividends on shares until shares are issued on exercise of an option or, in the case of restricted shares, in accordance with the terms of their restricted share agreement. A participant does not have the right to vote in respect of an option or a restricted share that has not yet vested.

Adjustments for Capital Transactions

If there is a transaction affecting the issued capital of our company (including consolidation, sub-division, reduction or return), the number of shares to be issued on exercise of an option, the exercise price, or both, will be adjusted as reasonably determined by our board of directors.

Change of Control

A change of control trigger event occurs if: (a) a person acquires control of our company; (b) a court sanctions a compromise or arrangement for the purposes of a change of control of our company; (c) our company disposes of the whole or a substantial part of its assets or undertaking; (d) our ordinary shares are quoted on the official list of a recognized stock exchange; or (e) any of these events is, in the opinion of our board of directors, likely to occur in the near future and our board of directors decides to nominate a date on which a change of control trigger event is taken to have occurred.

Unless our board of directors decides otherwise, if a change of control trigger event occurs, all options vest immediately and may be exercised by a participant (regardless of whether any vesting conditions have been satisfied). If a change of control trigger event occurs, our company may: (a) buy-back options held by a participant for an amount agreed with the participant or the fair value of the options as determined by our board of directors acting reasonably; (b) arrange for options to acquire shares in the bidder to be granted to the participants on substantially the same terms as the options; (c) allow the options to continue in accordance with their terms; or (d) proceed with a combination of any of these alternatives. Our board of directors may determine the disposal restriction ceases in circumstances where it considers that a change of control trigger event may occur.

Tax Withholding

Our company, the trustee of any relevant employee benefit trust or any third-party provider nominated by our board of directors may make withholding arrangements as considered necessary or desirable in order to comply with requirements for the withholding or recovery of tax from a participant. Withholding arrangements may include the sale on behalf of the participant of some or all of the shares to which the participant is entitled under the 2025 ESOP, withholding some or all of the shares to which the participant would otherwise be entitled under the 2025 ESOP, or making deductions from any cash payment owed to the participant. Each participant indemnifies the group for that participant’s liability for tax.

Amendment and Termination

Our board of directors may amend the 2025 ESOP in any manner it decides; however, no amendment may (a) materially adversely affect or prejudice the rights of any participant holding awards at that time, except for amendments: (i) to comply with the Company’s articles or any other law affecting the maintenance or operation of the 2025 ESOP; (ii) to correct a manifest error; or (iii) to address potential adverse tax implications affecting the 2025 ESOP arising from changes to laws relating to taxation, or (b) effect a change to the number of shares to which a participant is entitled on exercise of options, the exercise price or the exercise period if such an amendment were not permitted by any applicable internal or external restrictions on dealings or transactions in securities. The 2025 ESOP may be terminated or suspended at any time by our board of directors, and that termination or suspension will not have any effect on or prejudice the rights of any participant holding awards at that time.

Section 409A of the Code

Options granted to U.S. participants are intended to comply with, or be exempt from, Section 409A of the Code, and the 2025 ESOP and options will be construed and administered consistent with such intent.

2026 Incentive Award Plan

Prior to this offering, we intend to adopt and ask our shareholders to approve our 2026 Incentive Award Plan (the “2026 Plan”), which would become effective in connection with this offering. The purpose of the 2026 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to our company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Our board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals. The material terms of the 2026 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2026 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration

Employees, consultants and directors of our company will be eligible to receive awards under the 2026 Plan. The 2026 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the “plan administrator”), subject to the limitations imposed under the 2026 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2026 Plan, to interpret the 2026 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2026 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2026 Plan.

Shares Available for Awards

The initial aggregate number of ordinary shares that will be available for issuance under the 2026 Plan will be equal to ordinary shares. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2027 and ending in 2036, equal to the lesser of (a) % of the ordinary shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2026 Plan will be . Any shares issued pursuant to the 2026 Plan may consist, in whole or in part, of authorized and unissued ordinary shares, treasury shares or ordinary shares purchased on the open market.

If an award under the 2026 Plan expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the 2026 Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the 2026 Plan will become or again be available for grant under the 2026 Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the 2026 Plan will not reduce the shares available for grant under the 2026 Plan. However, the following shares may not be used again for grant under the 2026 Plan: (i) shares subject to share appreciation rights (“SARs”) that are not issued in connection with the share settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2026 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2026 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

Awards

The 2026 Plan provides for the grant of share options, including ISOs and nonqualified options (“NSOs”), SARs, restricted shares, dividend equivalents, restricted share units (“RSUs”) and other share or cash based awards. Certain awards under the 2026 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2026 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in ordinary shares, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

Share Options and SARs. Share options provide for the purchase of ordinary shares in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by our board of directors, the exercise price of a share option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction or share options or SARs granted to a participant who performs services outside of the United States and who is not subject to taxation in the United States if permitted under applicable in the jurisdiction where the participant performs services. The term of a share option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).

Restricted Shares. Restricted shares are an award of nontransferable ordinary shares that are subject to certain vesting conditions and other restrictions.

RSUs. RSUs are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on ordinary shares prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2026 Plan.

Other Share or Cash Based Awards. Other share or cash based awards are awards of cash, fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, ordinary shares. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on ordinary shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain Transactions

The plan administrator has broad discretion to take action under the 2026 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our ordinary shares, such as share dividends, share splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2026 Plan and outstanding awards. In the event of a change in control (as defined in the 2026 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. In addition, if awards are assumed in connection with a change of control, and within 12 months following such change in control, a participant’s employment or service is terminated by the company or its successor (other than for cause or due to death or disability), such participant’s awards will become fully vested, and any options will remain exercisable for six months following termination (or such longer period as set forth in the applicable award agreement).

Repricing

Our board of directors may, without approval of our shareholders, reduce the exercise price of any share option or SAR, or cancel any share option or SAR in exchange for cash, other awards or share options or SARs with an exercise price per share that is less than the exercise price per share of the original share options or SARs.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2026 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2026 Plan, may materially and adversely affect an award outstanding under the 2026 Plan without the consent of the affected participant, and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2026 Plan will remain in effect until the tenth anniversary of the effective date of the 2026 Plan, unless earlier terminated. No awards may be granted under the 2026 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company clawback policy as set forth in such clawback policy and/or the applicable award agreement. Awards under the 2026 Plan are generally non-transferable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2026 Plan, the plan administrator may, in its discretion, accept cash or check, ordinary shares that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Material U.S. Federal Income Tax Considerations

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2026 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If an optionee is granted a non-qualified stock option (“NSO”) under the 2026 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the ordinary shares for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our ordinary shares on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of our ordinary shares received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an ISO are held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction.

If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards. The current federal income tax consequences of other awards authorized under the 2026 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted shares subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other share or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2026 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2026 Plan and awards granted under the 2026 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2026 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Principal Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of , 2026 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering by:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of any class of our outstanding ordinary shares;
•
each of our named executive officers;
•
each of our directors; and
•
all of our executive officers and directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Certain Relationships and Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of , 2026 through the exercise or vesting of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of of our ordinary shares as of , 2026, after giving effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, and assumes no exercise of the option to purchase additional ordinary shares from us. Ordinary shares that a person has the right to acquire within 60 days of , 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Nscale Limited, Level 5, 16 New Burlington Place, London W1S 2HX, United Kingdom.

Number of ordinary shares beneficially owned after this offering
	Number of ordinary shares beneficially owned before this offering			No exercise of underwriters’ option to purchase additional shares			Full exercise of underwriters’ option to purchase additional shares
Name of beneficial owner	Number	Percent		Number	Percent		Number	Percent
5% or Greater Shareholders
			%			%			%
			%			%			%
			%			%			%
Named Executive Officers and Directors			%			%			%
Josh Payne			%			%			%
Alice Takhtajan			%			%			%
Philippe Sachs			%			%			%
Jing Yin			%			%			%
Nidhi Chappell			%			%			%
Sam Huckaby			%			%			%
Phoebee Gahan			%			%			%
Ron Huisman			%			%			%
Nick Clegg			%			%			%
Susan Decker			%			%			%
Øyvind Eriksen			%			%			%
Jacob Leschly			%			%			%
Rael Nurick			%			%			%
Sheryl Sandberg			%			%			%
All executive officers and directors as a group ( persons)			%			%			%

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements, including employment arrangements, discussed in the sections titled “Management”, “Executive and Director Compensation,” and the Reorganization discussed in the section titled “Corporate Reorganization,” the following is a description of related party transactions we have entered into since January 1, 2024, and each currently proposed transaction, in which:

(1)
we have been or will be a participant;
(2)
the amount involved exceeded or exceeds $120,000; or
(3)
any of our directors, executive officers, or beneficial holders of more than 5% of any class of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Prior Equity Financings

From 2024 to 2025, we issued 168,940,440 ordinary shares to Arkon Energy. In March 2025, we also issued an additional 599,520 ordinary shares to certain minority investors. In May 2025, we issued 6,447,420 ordinary shares to Arkon Energy in order to satisfy outstanding debt obligations to Arkon Energy. In addition, in March 2025, we issued restricted ordinary shares under our 2025 ESOP to the following related persons in lieu of cash compensation for their services:

Restricted Ordinary Shares
Stockholder
Barry Kupferberg(1)	189,360
Jacob Leschly	315,600
Entity affiliated with Steve Bellotti(1)	315,600
Entity affiliated with Rael Nurick	315,600

(1)
Barry Kupferberg and Steve Bellotti are former directors.

Series A Convertible Notes

From November 2024 to January 2025, we issued approximately $155.0 million in aggregate principal amount of Series A convertible notes, convertible into Series B preferred shares on a qualified financing event (which was triggered by our Series B Financing) at a price of $2.38 per share. In July 2025, we issued an additional $10.0 million in aggregate principal amount of Series A convertible notes. The following table summarizes the issuance of our Series B preferred shares to related persons upon conversion of their Series A convertible notes:

	Series B Preferred Shares	Series B Preferred Shares Purchase Price
Shareholder
Entities affiliated with Sandton	43,711,800	$101,553,316.74
Entities affiliated with Philippe Sachs	1,026,720	$2,439,657.84
Entities affiliated with Jacob Leschly	9,238,920	$21,953,213.74

Series B Preferred Share Financing

On October 8, 2025, we issued an aggregate of 170,038,680 of our Series B preferred shares at a purchase price of $6.33 per share, for an aggregate purchase price of approximately $1.1 billion (the “Series B Financing”). The following tables summarize the issues of our Series B preferred shares to related persons:

	Series B Preferred Shares Converted from SAFE	Series B SAFE Purchase Price	Series B Preferred Subscription Shares	Total Series B Preferred Shares Purchase Price
Shareholder
NVIDIA	N/A	N/A	63,177,840	$400,000,000.00
Entities affiliated with Sandton	3,328,380	$18,966,000.00	3,158,880	$20,000,000.00
Entities affiliated with Aker Energy	N/A	N/A	45,012,600	$284,989,774.80
Entities affiliated with Jing Yin	1,754,940	$10,000,000.00	N/A	N/A
Entities affiliated with Philippe Sachs	N/A	N/A	78,960	$499,922.08
Entities affiliated with Steve Bellotti(1)	157,920	$1,000,000.00	157,920	$999,844.16
Entities affiliated with Jacob Leschly	1,754,940	$10,000,000.00	N/A	N/A

(1)
Steve Bellotti is a former director.

Series C Preferred Share Financing

On March 27, 2026, we issued an aggregate of 99,573,540 of our Series C preferred shares for an aggregate purchase price of approximately $2.0 billion (the “Series C Financing”). Of these shares, 54,334,980 Series C-2 and C-4 shares were issued at a subscription price of $20.39 per share (the “Series C Subscription Price”) while 23,592,900 shares were issued upon conversion of Pre-Series C SAFE at a conversion price of $18.35 per share (the “SAFE Conversion Price”) and 4,482,180 Series C-5 preferred shares were issued at a subscription price of $22.31 per share. In addition, we issued 17,163,480 Series C AIV shares to Aker at a subscription price of $0.00167 per share. On April 30, 2026, we completed a second closing of the Series C Financing, pursuant to which we entered into a subscription agreement to issue an additional 5,802,960 Series C-2 preferred shares at the Series C Subscription Price for an aggregate subscription price of $118.3 million. The following tables summarize the issues of our Series C preferred shares and Series C AIV shares to related persons:

	Series C-2 Preferred Shares	Series C-2 Subscription Price	Series C-3 Preferred Shares Converted from SAFE	Series C-3 Subscription Price	Series C-4 Preferred Shares	Series C-4 Subscription Price	Series C AIV Shares	Series C AIV Subscription Price	Total Series C Subscription Price
Shareholder
NVIDIA	N/A	N/A	16,346,160	$300,000,000.00	23,410,920	$477,399,382.46	N/A	N/A	$777,399,382.46
Entities affiliated with Sandton	245,160	$4,999,343.58	N/A	N/A	N/A	N/A	N/A	N/A	$4,999,343.58
Entities affiliated with Aker Energy	N/A	N/A	N/A	N/A	N/A	N/A	17,163,480	$28,605.80	$28,605.80

Transactions with Aker

On July 31, 2025, we entered into the Joint Venture Agreement, as amended on September 25, 2025, with certain affiliates of Aker to establish a 50/50 joint venture between the Company and Aker in connection with Stargate Norway, an advanced AI infrastructure project in Kvandal, Norway, and other powered sites that the joint venture may develop. The joint venture was formed through wholly-owned subsidiaries of Aker being contributed into the joint venture vehicles. We completed the Joint Venture Agreement on October 8, 2025, concurrently with the completion of the Series B Financing.

In connection with the Series C Financing, on March 9, 2026, we entered into a subscription agreement with Aker, pursuant to which Aker subscribed for (i) 17,163,480 Series C AIV shares in the capital of the Company at a subscription price of $0.00167 per share, for an aggregate subscription price of $28,605.80, and (ii) 17,163,480 M shares in the capital of Nscale Investment Holdings Limited (“Midco”), a wholly-owned subsidiary of the Company, at a subscription price of $20.39 per share, for an aggregate subscription price of $349,971,938.94, which were issued on March 27, 2026 at completion of the Series C Financing (“Series C Completion”).

Prior to the Series C Completion, the joint venture entities were rolled up into the Group pursuant to a transfer agreement dated March 9, 2026 (the “JV Transfer Agreement”) pursuant to which the Group issued a loan note for $1,868,609,264.80 and paid cash consideration in an amount equal to $100,331.50 to Aker as consideration for Aker’s interests in the joint venture entities. As part of the roll-up, Aker contributed certain loan notes to Midco and transferred $104,880.88 in cash to the Company, in consideration for (i) the allotment and issue to Aker of 91,641,120 M shares in the capital of Midco which Aker subscribed for on the basis that the Midco articles of association will be adopted, pursuant to which the rights attaching to the M shares designated as Power M Shares (as defined therein) shall be amended and (ii) the allotment and issue to Aker of 62,928,480 Series B AIV shares in the capital of the Company which Aker subscribed for on the basis that the Articles of Association will be adopted, pursuant to which the rights attaching to the Series B AIV shares shall be amended (the “JV Roll-Up”), respectively, in each case immediately prior to Series C Completion.

In connection with the JV Roll-Up, on March 27, 2026, we entered into a warrant instrument (the “Series B Warrant Instrument”) with Aker, pursuant to which we issued warrants to Aker to subscribe for up to 31,442,220 Series B AIV shares in the Company at an exercise price of $0.000167 per warrant share.

On March 27, 2026, we and Midco separately entered into further warrant instruments with Aker (the “Series C Warrant Instruments”) in connection with the Series C Financing (together, the “Series C Warrants”). Pursuant to the Series C Warrant Instruments, Aker was issued warrants to subscribe for up to 887,400 Series C AIV shares at an exercise price of $0.000167 per share and 887,400 M shares in Midco at an exercise price of $0.000167 per share. The Series C Warrants were exercised in full at Series C Completion. In parallel with the Reorganization, we agreed with Aker that the capital of Midco as described in the foregoing paragraphs be collapsed and cease to exist immediately prior to this offering.

Transactions with NVIDIA

In July 2025, we entered into a master cloud services agreement with NVIDIA Corporation (the “NVIDIA MSA”), pursuant to which we provide GPU cloud computing services across data center locations in Iceland, the United Kingdom, and Norway. Under the NVIDIA MSA and related order forms, we provide reserved GPU cluster capacity with initial service terms ranging from 12 to 48 months, for an aggregate amount of $1.2 billion.

On September 16, 2025, we announced a UK AI infrastructure commitment in partnership with NVIDIA, Microsoft, and Open AI to establish Stargate UK, an overarching infrastructure platform designed to deploy OpenAI’s technology in the United Kingdom, with a particular focus on sovereign workloads. In April 2026, OpenAI withdrew from the Stargate UK partnership.

On October 14, 2025, we entered into a warrant instrument with NVIDIA in connection with the Series B Financing, pursuant to which NVIDIA became a holder of greater than 5% of our outstanding share capital. Pursuant to the warrant instrument, NVIDIA purchased warrants to acquire up to 9,476,700 of our ordinary shares for an aggregate purchase price of $60,000,000 at an exercise price of $0.000167 per warrant share. In consideration for the warrants, NVIDIA agreed to guarantee up to $860,340,000 of our obligations under a lease agreement for a facility in Ward County, Texas. Concurrently, we issued warrant instruments for an additional number of our ordinary shares, the number of which (i) can only be finally determined and (ii) are contingently exercisable, should we default on a lease for which NVIDIA serves as the guarantor.

In connection with the Series C Financing and pursuant to a follow-on agreement entered into between, among others, NVIDIA, Sandton and the Company on March 9, 2026 (the “Follow-on Subscription Agreement”), at Series C Completion, NVIDIA’s SAFE, with a principal amount of $300,000,000, converted into 16,346,160 Series C-3 preferred shares in the Company at the SAFE Conversion Price, which were issued at Series C Completion.

Additionally, pursuant to the Follow-on Subscription Agreement, NVIDIA subscribed for 23,410,920 Series C-4 preferred shares in the Company at the Series C Subscription Price for an aggregate subscription price of $477,399,382.46, which were issued at Series C Completion.

Transactions with Arkon Energy

Effective as of June 27, 2024, we entered into a related party loan agreement with Arkon Energy pursuant to which Arkon Energy agreed to extend borrowings up to $10.0 million. The agreement and any borrowings made have no fixed maturity date and is repayable within six months following our receipt of a written demand for repayment from Arkon Energy, or on such other date as mutually agreed in writing.

During the year ended December 31, 2024, we paid interest expense to Arkon Energy, a holder of greater than 5% of our outstanding share capital, of $0.1 million, at an interest rate mutually agreed in writing and negotiated on an arm’s length basis, and had an outstanding balance of $15.3 million in principal related to the above loan agreements. Subsequent to December 31, 2024, the principal amounts outstanding under the intercompany loan agreement were exchanged into 6,447,420 ordinary shares of the Company.

During the year ended December 31, 2024, we reimbursed Arkon Energy at cost for expenses it incurred on our behalf.

Nscale Ables Springs. On March 12, 2024, Arkon Energy Ables Springs LLC entered into an Asset Purchase Agreement with a lessor of a parcel of land in Kaufman County, Texas for a purchase price of $0.6 million. On December 31, 2024, Nscale US Holdings Inc. entered into a Membership Interest Purchase Agreement with Arkon Energy US Holdco, LLC to acquire the total issued and outstanding units of membership interest in Nscale Ables Springs LLC (formerly Arkon Ables Springs LLC) for a consideration of $1.1 million.

Nscale Holdings B.V. Acquisition. On June 27, 2024, Nscale Global Holdings Limited completed the acquisition of 100% of the share capital in Nscale Holdings B.V., a company domiciled in the Netherlands, and its controlled subsidiaries from its parent Arkon Energy in exchange for the issuance of 168,940,440 shares in the Nscale Global Holdings Limited.

Nscale Union Valley. On November 18, 2024, Nscale US Holdings Inc. entered into a Membership Interest Purchase Agreement with Arkon Energy US Holdco, LLC to acquire the total issued and outstanding units of membership interest in Nscale Union Valley LLC (formerly Arkon Energy Union Valley LLC) for a purchase price of $2.8 million. On March 21, 2025, Nscale Union Valley LLC exercised the option to purchase the parcel of land at a price of $2.9 million.

Arkon Reorganization

On May 5, 2026, we entered into a share exchange agreement (the “Arkon Share Exchange Agreement”) with the shareholders of Arkon Energy (the “Arkon Shareholders”), Arkon Energy, Nscale Global Holdings Limited, and Law Debenture (Ireland) Limited, as shareholder representative on behalf of the Arkon Shareholders. Pursuant to the Arkon Share Exchange Agreement, each Arkon Shareholder transferred all of its ordinary shares in the capital of Arkon Energy to us in exchange for the issuance by us of A ordinary shares at an exchange ratio of 63.3268421 of our A ordinary shares for every one ordinary share in Arkon Energy transferred.

On May 5, 2026, we entered into a share and cash escrow agreement (the “Escrow Agreement”) with Law Debenture (Ireland) Limited, as the shareholder representative on behalf of the Arkon Shareholders, and THE LAW DEBENTURE TRUST CORPORATION p.l.c., as escrow agent (the “Escrow Agent”). Pursuant to the Escrow Agreement, approximately 3.01% of the A ordinary shares issuable to each Arkon Shareholder at completion (the “Escrow Shares”) were issued in the name of the Escrow Agent, to be held as bare trustee on behalf of the Arkon Shareholders. The Escrow Shares, together with any dividends, distributions, and other amounts received in respect thereof (the “Escrow Property”), serve as the primary source of recovery for indemnity claims against the Arkon Shareholders under the Arkon Share Exchange Agreement. The Escrow Agent may release Escrow Property only upon receipt of a joint instruction from us and the shareholder representative, or pursuant to a court order. Any remaining Escrow Property will be released to the Arkon Shareholders on the Escrow Release Date (being, generally, the earlier of (a) six years and three months after all intercompany loans in connection with the Arkon Reorganization have been repaid or extinguished, or (b) such date as determined by our board of directors, not to exceed the eighth anniversary of completion), less any amounts retained in respect of pending or unsatisfied claims. The Escrow Shares continue to carry all rights attaching to such shares, including voting rights exercised as directed by the shareholder representative.

On May 4, 2026, Arkon Energy entered into a covenant to pay and deed of indemnity in our favor and in favor of Nscale Global Holdings Limited, pursuant to which in connection with the Arkon Reorganization, Arkon Energy unconditionally covenanted to pay to us the scheduled amount in respect of certain known liabilities consisting of (i) stamp duty chargeable in the United Kingdom in respect of instruments transferring shares of Nscale Global Holdings Limited to us, calculated at 0.5% of the market value of the securities issued by us pursuant to the initial reorganization step, and (ii) approximately $5.0 million in aggregate advisor and escrow agent fees. Arkon Energy also agreed to indemnify us and Nscale Global Holdings Limited against all losses arising out of or relating to any known liability or stamp duty reserve tax in connection with the Initial Reorganization Step.

Transactions with Sandton

From December 2023 to May 2025, we entered into four tranches of term loans with Sandton Capital Solutions Master Fund V (Delaware), L.P. (collectively with its related parties, “Sandton”), a holder of greater than 5% of our outstanding share capital, for an aggregate principal amount of $76.6 million (the “Sandton Term Loans”). The Sandton Term Loans were repaid in full with the proceeds from our Series B Financing in October 2025.

In December 2023, in connection with the funding of the $17.9 million Sandton Term Loan Tranche A and the commitment for the $8.6 million Sandton Term Loan Tranche B, warrants to purchase common shares in Nscale AS, our wholly-owned subsidiary, were issued to Sandton (the “Nscale AS Warrants”).

Concurrent with the issuance of the Nscale AS Warrants, we entered into a put and call option agreement with Sandton relating to the Nscale AS Warrants (the “Sandton Put Call Option” and, collectively with the Nscale AS Warrants, the “Sandton Warrants and Option”). Under the agreement, Sandton has the right to require us to purchase, and we have the right to require Sandton to sell, all of the Nscale AS Warrants or the common shares issued upon their exercise. The options are exercisable in connection with an exit event, as defined within the agreement, and the consideration payable upon exercise is, at our discretion, either the issuance of 16,708,380 ordinary shares of the Company, equivalent to a fixed percentage of the Company at the warrant issuance date adjusted for subsequent capital transactions, or a cash amount equivalent to the current fair value of such ordinary shares.

In May 2025, in connection with the Sixth Amendment to the Credit and Security Agreement Guaranty and the amendment of the Sandton Term Loans, including the funding of Term Loan Tranche D, we issued additional warrants to purchase equity shares of the Company (the "Sandton 2025 Warrants"). Under the Sandton 2025 Warrants, we issued 5,282,640 warrants to purchase ordinary shares in the Company.

In connection with the issuance of the Series A convertible notes, we granted the right to purchase up to an additional $10.0 million of Series A convertible notes to Sandton (the “Series A Greenshoe”). The Series A Greenshoe entitles the holder to elect to purchase, in one or more purchases, additional Series A convertible notes up to an aggregate principal amount not exceeding $10.0 million. The Series A Greenshoe was exercised in July 2025.

In connection with the Series C Financing and pursuant to the Follow-on Subscription Agreement, Sandton Investments IX (Luxembourg) Sarl, an affiliate of Sandton, subscribed for 245,160 Series C-2 preferred shares in the Company for an aggregate subscription price of $4,999,343.58, which were issued at Series C Completion.

Shareholders’ Agreement

We are party to an amended and restated Shareholders’ Agreement (the “Existing Shareholders’ Agreement”) with each of our existing shareholders as of the date thereof, Josh Payne, the Series B investors set forth thereof, the Series C investors set forth thereof, and Nscale Investment Holdings Limited, which will terminate upon completion of this offering. In addition to our Founder and Chief Executive Officer and Chair, Josh Payne, certain of our directors and executive officers, including Jing Yin and Philippe Sachs, are parties to the Existing Shareholders’ Agreement. The Existing Shareholders’ Agreement grants holders shareholder rights, including information rights and preemptive rights. The Existing Shareholders’ Agreement also provides certain of our shareholders, including certain of our directors and executive officers, entities affiliated with our directors and executive officers, and beneficial owners of more than 5% of a class of our share capital, with certain rights with respect to the registration of their ordinary shares, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Upon completion of this offering, we and certain of our shareholders intend to enter into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). The terms of this Shareholders’ Agreement and the registration rights contained therein have not yet been finalized and will be summarized in a subsequent filing.

Indemnification Agreements

We have entered into indemnification agreements with certain of our directors and intend to enter into indemnification agreements with all of our directors. Our articles of association empower us to indemnify our directors to the fullest extent permitted by law. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the key terms of our material principal indebtedness.

Other Debt Financings

In April and May 2026, we agreed to a number of binding commitments with Goldman Sachs, JPMorgan, ABN AMRO, DNB, Nordea, Eksfin, and SEB, under which, subject to certain conditions to be completed by us, the banks committed to approximately $3.9 billion delayed-draw financing facilities. The facilities will support our significant investment in our existing data center footprint and the technology equipment required to deliver contracted services to our customers. The proposed facilities remain subject to the execution of definitive documentation and customary closing conditions.

Dell Vendor Financing

On April 20, 2026, Nscale Ward County Borrower SPV, LLC and Nscale NC Borrower SPV, LLC (each, a “Customer”) entered into two DFS Framework Agreements with DFS, as the funder, providing for equipment lease financing arrangements for computing and data center equipment (the “Products”), with the specific financing terms set out in separately executed payment schedules. On April 18, 2026, Nscale Global Holdings Ltd as guarantor entered into a corporate guaranty in favor of DFS, guaranteeing all obligations of the Customers under the DFS Framework Agreements. The payment schedules generally have an initial term of four months commencing August 1, 2026 or September 1, 2026, with rent payable monthly in advance or in arrears, as applicable. As of August 5, 2026, we have entered into 30 payment schedules, of which 29 have been fully executed, incurring an aggregate initial-term rent of approximately $2.08 billion, including combined financing charges of approximately $27.9 million. Each Customer has granted DFS a security interest in the Products and all related proceeds.

Revolving Credit Facility

On May 8, 2026, Nscale Global Holdings Limited (in such capacity, the “Borrower”) entered into a Revolving Credit and Guaranty Agreement, with JPMorgan Chase Bank, N.A., as administrative agent, GLAS Americas LLC, as collateral agent, J.P. Morgan Securities, PLC and Goldman Sachs International, each as a joint lead arranger and joint bookrunner, Morgan Stanley MUFG Loan Partners, LLC as syndication agent, Royal Bank of Canada, as documentation agent and the lenders and issuing banks from time to time party thereto (as amended, restated, supplemented or modified from time to time, the “Revolving Credit Facility Agreement”) and the other parties party thereto. The Revolving Credit Agreement provides for revolving credit loans and letters of credit, with an initial aggregate commitment of $770.0 million and a letter of credit sublimit of $200.0 million (the “Revolving Credit Facility”). The Revolving Credit Facility also permits incremental term loan commitments and incremental revolving loan commitments in an aggregate amount not to exceed $500.0 million plus an unlimited amount subject to compliance with certain leverage ratios. In June 2026, the Borrower exercised a portion of the incremental capacity to upsize the aggregate revolving commitments under the Revolving Credit Facility from $770.0 million to $900.0 million.

The Revolving Credit Facility initial maturity date will be the third anniversary of the effective date (the date on which the conditions under the Revolving Credit Facility are satisfied from revolving commitments to be made available), subject to two one-year extension options exercisable by the lenders, subject to customary conditions to extension. The Revolving Credit Facility is guaranteed by certain of the Borrower’s existing and subsequently acquired subsidiaries and secured by first-priority security interests in substantially all personal property of the Borrower and the guarantors, subject to certain exceptions. Borrowings under the facility bear interest at a variable rate per annum equal to Term SOFR plus 1.75% or the alternate base rate plus 0.75% (at the Borrower’s option). The Borrower also pays a commitment fee of 0.25% per annum on the undrawn portion of the revolving commitments.

The Revolving Credit Facility Agreement contains covenants that limit the Borrower’s and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional debt, (ii) incur certain liens, (iii) make certain investments, (iv) enter into certain transactions with affiliates, (v) merge or consolidate, or sell or otherwise dispose of all or substantially all of the Borrower’s assets, (vi) pay dividends, redeem or repurchase capital stock or make other restricted payments and (vii) amend or modify certain indebtedness. The Revolving Credit Facility Agreement also contains other customary representations, covenants and events of default. Upon an event of default that is not cured or waived within any applicable cure periods, in addition to other remedies that may be available to the lenders, the obligations under the Revolving Credit Facility may be accelerated.

GPU Credit Agreement

On February 11, 2026, Nscale Services UK Ltd (the “Initial Borrower”) entered into a credit agreement (as amended by that Amendment No. 1 to Credit Agreement, dated March 12, 2026, Amendment No. 2 to Credit Agreement, dated March 30, 2026, and that Amendment No. 3 to Credit Agreement and Consent and Waiver No. 1 to Debenture, dated April 29, 2026, the “GPU Credit

Agreement”), among the Initial Borrower, certain subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, Global Loan Agency Services Limited, as administrative agent, and GLAS Trust Corporation Limited, as collateral agent, providing for a senior secured delayed-draw term loan facility (the “GPU Financing Facility”) in an aggregate principal amount of approximately $1.4 billion, with incremental capacity of up to $350.0 million, the proceeds of which may be drawn from time to time subject to the satisfaction of certain conditions precedent and are used to finance GPU infrastructure capital expenditures for deployment in permitted data center locations and to pay related transaction costs.

The GPU Financing Facility is guaranteed by certain of the Initial Borrower’s wholly owned subsidiaries and is further supported by a parent guarantee, and is secured by first-priority security interests in substantially all assets of the Initial Borrower and the subsidiary guarantors, subject to certain exceptions. Borrowings bear interest at Term SOFR (as defined in the GPU Credit Agreement) plus 5.00%, subject to a 25-basis point step-up upon certain circumstances. Term SOFR and the base rate are each subject to a floor of 0.00%. Each loan matures on the earlier of its applicable final scheduled amortization payment date and five years after the end of the availability period.

The GPU Credit Agreement contains covenants that limit the ability of the Initial Borrower and its subsidiaries to, among other things: (i) incur additional indebtedness or liens, (ii) make investments or dispositions, (iii) make restricted payments and (iv) enter into affiliate transactions. The GPU Credit Agreement also contains financial covenants, including a debt service coverage ratio, mandatory prepayment provisions (including in connection with asset dispositions, casualty events, concentration limit breaches, terminations of customer contracts, cash trap events tied to debt service coverage ratio levels, and changes of control), and other customary events of default for secured credit facilities of this type.

On March 12, 2026, the parties to the GPU Credit Agreement entered into Amendment No. 1 to Credit Agreement, which updated the conditions precedent to the closing date requirements, and revised the entity providing the parent guarantee, among other things.

On March 30, 2026, the parties to the GPU Credit Agreement entered into Amendment No. 2 to Credit Agreement, which revised the requirements surrounding the delivery of cyber liability insurance policies.

On April 29, 2026, the loan parties and the required lenders entered into Amendment No. 3 to Credit Agreement, which removed certain closed bank accounts from security notice and acknowledgement requirements under the debenture.

As of March 31, 2026, approximately $58.9 million of term loans have been drawn and are outstanding and approximately $1.4 billion of delayed draw term commitments available for borrowing on or prior to the end of the availability period at the 18-month anniversary of the closing date, which date is September 30, 2027.

Macquarie Senior Facility

In June 2025, Nscale Global Holdings Limited as parent and certain of its subsidiaries as obligors entered into a senior facility agreement with Macquarie, providing for an aggregate $105.0 million facility comprised of a term loan facility and a letter of credit facility (the “Macquarie Senior Facility”). The proceeds from the facility will be utilized to finance the purchase of technology equipment related to a GPU cluster deployment at our data center in Glomfjord, Norway. The first utilization against the facility of $70.1 million was drawn on August 1, 2025. The remaining $34.9 million was drawn on January 30, 2026. In connection with entering into the Macquarie Senior Facility, we issued to Macquarie warrants with an aggregate value of $6.3 million, which were converted into Series B preferred shares on the closing of the Series B Financing.

The Macquarie Senior Facility bears interest at a variable rate per annum equal to monthly SOFR plus a margin of 7.50%, payable monthly in arrears in cash. Principal is repaid pursuant to a scheduled monthly amortization profile linked to project cash flows, with additional payments required such that the lenders achieve a specified multiple on invested capital (“MOIC”) over the life of the facility. The facility matures upon the payment in full of the MOIC amount, and may be prepaid in accordance with the terms of the credit agreement, subject to customary conditions and, in certain circumstances, applicable premiums. See “Description of Certain Indebtedness—Macquarie Senior Facility” and note 17 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the Macquarie Senior Facility.

Description of Share Capital and Articles of Association

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association to be in effect upon completion of this offering and applicable English law.

General

Nscale Limited was originally incorporated as DSNS Holdings Limited under the laws of England and Wales in December 2025. On May 4, 2026 and May 5, 2026, we consummated a corporate reorganization and as a result Nscale Limited, a private company limited by shares under the laws of England and Wales, is the ultimate holding company of Arkon Energy and directly and indirectly of Nscale Global Holdings Limited. Prior to the consummation of this offering, Nscale Limited will re-register as a public limited company and change its legal name to Nscale plc. The foregoing transactions are herein referred to collectively as the “Reorganization.” See “Corporate Reorganization” for a description of the Reorganization.

Ordinary Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•
save as set out below, each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
•
the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders; and
•
certain ordinary shares held by Citadel may be “non-voting” ordinary shares, carrying identical economic rights to our other ordinary shares, but no voting rights.

See also “—Articles of Association” below.

Redeemable Preference Shares

We will also have in issue 50,000 redeemable preference shares of nominal value £1.00 each, which shall not entitle the holder to voting rights, dividend rights, or the right to participate in any return of capital upon liquidation. The purpose of the redeemable preference shares was to ensure that Nscale plc had sufficient sterling-denominated share capital at the time it was re-registered as a public limited company, as required by the Companies Act.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar, Nscale plc.

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being sold in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

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the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or
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there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Reorganization

In connection with and immediately prior to the consummation of this offering, we shall undertake the following steps to reorganize our share capital:

Articles of Association

Our articles of association will be approved by a special resolution of our shareholders and will be effective subject to, and conditional upon, the completion of this offering and listing of our ordinary shares on NYSE. A summary of the terms of the articles of association is set out below. The summary below is not a complete copy of the terms of the articles of association, and our articles of association, in full, are filed as an exhibit to the registration statement of which this prospectus forms a part.

The articles of association contain, among other things, provisions to the following effect:

Objects

The objects of the Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them such rights and restrictions as we may, by ordinary resolution of the shareholders, determine or, in the absence of any such determination, as our board of directors may determine.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to ordinary shares are as follows:

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on a show of hands, each ordinary shareholder is entitled to one vote; and
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on a poll, every ordinary shareholder is entitled to one vote for each ordinary share of which they are the holder. A shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way.

For so long as any shares are held in a settlement system operated by DTC, all votes shall take place on a poll.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporate representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

Restrictions on Voting

No shareholder (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors determine otherwise) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by them unless all calls or other sums payable by them in respect of that share have been paid.

Dividends

We may, subject to the provisions of the Companies Act and our articles of association, pay interim dividends in accordance with the respective rights of shareholders.

We may, by ordinary resolution of shareholders, declare dividends provided no dividend shall exceed the amount recommended by our board.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

We may cease to send any payment in respect of any dividend payable in respect of a share if:

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in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);
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in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable enquiries have failed to establish any new address or account of the recipient; or
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a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to the articles of association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may, with the authority of an ordinary resolution of shareholders, offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distributions on Winding Up

Upon our winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanction required by law, divide amongst the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as they may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Variation of Rights

The rights attached to any class of shares may be varied, either while we are a going concern or during or in contemplation of our winding up (i) in such manner (if any) as may be provided by those rights; or (ii) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount than our existing shares, and determine that, as between the shares resulting from such a sub-division, any of the shares may have any preference or advantage as compared with the others.

We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares as described in “—Other Relevant English Law Considerations—Purchase of Own Shares.”

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of their shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The directors may, in their absolute discretion, refuse to register any transfer of any share in certificated form, which is not fully paid. The directors may also refuse to register any transfer of any share in certificated form (whether fully paid or not) unless the instrument of transfer:

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is lodged, duly stamped, at our registered office or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;
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is in respect of only one class of share; and
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is not in favor of more than four transferees.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where we are entitled to refuse (or are excepted from the requirement) under the Uncertificated Securities Regulations 2001 or other applicable regulations to register the transfer.

If the directors refuse to register a transfer, they shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged (in the case of a transfer of a share in certificated form), or the date on which the transfer instructions were received by us or the operator (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal, together with reasons for the refusal or, in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he or she has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and, where the interest in shares represent at least 0.25% of their class (excluding treasury shares), also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Calling of General Meetings

A general meeting may be called by the directors. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

The directors are also required to call a general meeting once we have received requests from our members to do so in accordance with the Companies Act.

Notice of General Meetings

The notice of a general meeting shall specify the place, the date and the time of meeting and the general nature of the business to be transacted. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.”

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings.”

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Attendance at General Meetings

The directors or the chair of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

Number of Directors

We may not have fewer than two directors on the board. We may, by ordinary resolution of the shareholders, vary the minimum and/or maximum number of directors from time to time.

Appointment of Directors

Subject to our articles of association and the Companies Act, we may by ordinary resolution appoint a person who is willing to act as a director, and the board shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors, provided the total number of directors shall not exceed any number fixed as the maximum number of directors.

Retirement of Directors

At each annual general meeting all of the directors shall retire from office, except any director appointed by the board after the notice of that annual general meeting has been given and before that annual general meeting has been held.

If we, at the meeting at which a director retires, do not fill the vacancy, then the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. If a director retiring at an annual general meeting is not reappointed or deemed to have been reappointed, they shall retain office until the meeting elects someone in their place or, if it does not do so, until the close of the meeting.

Termination of a Director’s Appointment

A director may be removed with the approval of not less than three quarters of the other directors, and a person would cease to be a director as the result of certain other circumstances as set out in our articles of association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our articles of association.

Directors’ Interests

Provided that a director has disclosed to the other directors the nature and extent of any material interest of such director, a director notwithstanding his or her office may:

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be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested and may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any entity in which we are interested;
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be counted in determining whether or not a quorum is present at any meeting of directors considering that transaction or arrangement or proposed transaction or arrangement; and
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vote in respect of, or in respect of any matter arising out of, the transaction or arrangement or proposed transaction or arrangement.

A director shall not, by reason of his or her office as a director, be accountable to us for any benefit that he or she derives from any interest or position referred to above and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position referred to above.

The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorization) authorize, to the fullest extent permitted by law:

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any matter that would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and
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a director to accept or continue in any office, employment or position in addition to his or her office as a director and, without prejudice to the generality of the above, may authorize the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorization is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

Directors’ Fees and Remuneration

Each of the directors who do not hold executive office (other than alternate directors) shall be paid a fee at such rate as may from time to time be determined by the board (or for the avoidance of doubt any duly authorized committee of the board) provided that the aggregate of all such fees so paid to such directors shall not exceed £ per annum, or such other figure as may from time to time be determined by ordinary resolution of the shareholders or in accordance with the prevailing directors’ remuneration policy.

Each director may be paid their reasonable traveling, hotel and other expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures and shall be paid all expenses properly incurred by them in the conduct of the Company’s business.

Any director who holds any other office in the Company (including for this purpose the office of chair, serves on any committee of the directors or performs (or undertakes to perform) services that the directors consider go beyond the ordinary duties of a director) may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

Borrowing Powers

Subject to the provisions of the Companies Act, the board may exercise all the powers to borrow money; give a guarantee; hypothecate, mortgage, charge or pledge all or any part of our undertaking, property and assets (present and future); and create and issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

To the extent permitted by law, each person who is or was a director of us, or a director of any associated company of us, may be indemnified by us, directly or indirectly, against any loss or liability sustained or incurred by him or her in the execution and discharge of his or her duties or powers. The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director. We may purchase and maintain insurance for each person who is or was a director or officer of us, or a director of any of our associated company, against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to us or any of our associated company.

Other Relevant English Law Considerations

Allotment of Shares

In accordance with the Companies Act, the board may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

Preemptive Rights

The laws of England and Wales generally provide shareholders with preemptive rights when new shares are issued for cash; however, it is possible for shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these preemptive rights by way of special resolution. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of the shareholder resolution to which the authorization relates. This disapplication would need to be renewed by our shareholders upon its expiration to be effective.

Squeeze-out Provisions

Under Sections 979 to 982 of the Companies Act, where a takeover offer (as defined in Section 974 of the Companies Act) has been made for our shares and the offeror has acquired, or unconditionally contracted to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror could then compulsorily acquire the remaining 10%. It would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares to which the offer relates.

The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, at which time the offeror would execute a transfer of the outstanding shares to which the offer relates in its favor and pay the consideration to the Company to be held in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer.

Sell-Out Provisions

Sections 983 to 985 of the Companies Act also give our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for our shares. Any holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire its shares if, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of our shares to which the offer relates and not less than 90% of the voting rights carried by those shares. The offeror is required to give any shareholder notice of their right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period, or if longer, a period of three months from the date of the notice. If a shareholder exercises their rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act and our articles of association, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within their knowledge) details of any other interest that subsists or subsisted in those shares.

Under our articles of association, if a person defaults in supplying us with the required details in relation to the shares in question (the “default shares”) within the prescribed period of 14 days, our directors may by notice direct that:

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in respect of the default shares and any other shares held by such person, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and
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where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (i) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (ii) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder itself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares), provided that, where shares are uncertificated, any refusal to transfer such shares can only be made in accordance with and subject to the provisions of the Uncertificated Securities Regulation 2001.

Purchase of Own Shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable profits of the Company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that the articles of association do not restrict the company’s ability to purchase its own shares. Our articles of association will not prohibit us from purchasing our own shares. Therefore, subject to the Companies Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par). A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Any such purchase will be either a “market purchase” or an “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to U.K. stamp duty (and may give rise to SDRT) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or SDRT) will be paid by the company. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

NYSE is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

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if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and
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if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register.

Requisitioning Shareholder Meetings

If any shareholder or shareholders representing at least 5% of the paid-up capital of the Company carrying voting rights requests, in accordance with the provisions of the Companies Act, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or (b) give notice of a resolution to be proposed at a general meeting, such request must among other things (in addition to any other statutory requirements):

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set forth the name and address of the requesting person and equivalent details of any person associated with it or them (in the manner contemplated by the articles of association), together with details of all interests held by such person (and their associated persons) in us;
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if the request relates to any business the shareholder proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and, in the case of any proposal to amend the articles of association, the complete text of the proposed amendment;
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set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment to the board of directors, all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board of directors.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware

Number of Directors

Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association, provided that such number does not fall below two directors.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against their removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which they are a part.

Vacancies on the Board of Directors

Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution that a single resolution for the appointment of two or more persons as directors has first been agreed to by the meeting without any vote being given against it.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation; or (ii) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware

Notice of General Meetings

Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

Quorum

Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights

Under the Companies Act, “equity securities,” being (i) shares in the Company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares;” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware

Authority to Allot

Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which they are convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

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any breach of the director’s duty of loyalty to the corporation or its stockholders;
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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
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intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
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any transaction from which the director derives an improper personal benefit.

Voting Rights

For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chair of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

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the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and
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the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

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the approval of the board of directors; and
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approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:

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to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, clients and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;
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to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner they reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief

	England and Wales	Delaware

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to act in accordance with the company’s constitution and only exercise their powers for the purposes for which they are conferred;
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to exercise independent judgment;
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to exercise reasonable care, skill, and diligence;
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not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and
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a duty to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the Company.

that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation

Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

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state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and
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allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
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state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

We intend to apply to list our ordinary shares on NYSE under the symbol “NSCL”.

Ordinary Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares” for more information.

Upon completion of this offering, we will have ordinary shares outstanding, or ordinary shares outstanding if the underwriters exercise their option to purchase additional shares from us in full, after giving effect to: (i) the Reorganization, (ii) the exercise of warrants into preferred shares in connection with and prior to the consummation of this offering, (iii) the conversion of our preferred shares into B ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iv) redesignation and reclassification of each of the issued and outstanding A ordinary shares and B ordinary shares into a single class of ordinary shares, each entitled to one vote per share.

All of the ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock‑up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ordinary shares will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock‑up agreements described below and subject to the provisions of Rules 144 or 701, and assuming no extension of the lock‑up period and no exercise of the underwriters’ option to purchase additional ordinary shares, the ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

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beginning on the date of this prospectus, all ordinary shares sold in this offering will be immediately available for sale in the public market; and
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beginning 181 days after the date of this prospectus, subject to the terms of the lock-up agreements described below, all remaining shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three‑month period only a number of securities that does not exceed the greater of either of the following:

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1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or
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the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non‑affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, executive officers, directors, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one‑year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock‑up Agreements

We, our executive officers, directors and substantially all of our other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of . These agreements are described below under the section captioned “Underwriting.”

Registration Rights

We intend to enter into a Shareholders’ Agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Share Awards

We intend to file one or more registration statements on Form S‑8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non‑affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock‑up agreements described above.

Material U.K. Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of the ordinary shares. They are based on current UK tax law and on the current published practice of HMRC (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom (or, in the case of corporate holders, who are not residents but carry on business in the UK through a permanent establishment with which their investment in us is connected), and in the case of individuals, who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of shareholders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their ordinary shares as part of hedging or conversion transactions, persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of a company forming part of our group. The statements do not apply to any holder of ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, the ordinary shares. Accordingly, prospective subscribers for, or purchasers of, the ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of the ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Taxation of dividends

Withholding tax

Nscale Limited will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by Nscale Limited will depend on the individual circumstances of a holder of ordinary shares.

Income tax

An individual holder of ordinary shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to United Kingdom tax on dividends received from Nscale Limited. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to United Kingdom income tax on dividends received from Nscale Limited unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a United Kingdom tax resident individual holder of ordinary shares from Nscale Limited or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2026/27, a nil rate of income tax will apply to the first £500 of taxable dividend income received by the holder of ordinary shares in a tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Where the total dividend income is above the Nil Rate Band, any excess amount will be taxed at 10.75% to the extent that the excess amount falls within the basic rate tax band, 35.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of ordinary shares which are resident for tax purposes in the United Kingdom should not be subject to United Kingdom corporation tax on any dividend received from Nscale Limited so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti‑avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such holder of ordinary shares elects for an otherwise exempt dividend to be taxable, the holder will be subject to UK corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that Shareholder (the main rate of UK corporation tax is currently 25%).

Corporate holders of ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade in the United Kingdom through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.

A holder of ordinary shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of capital gains

UK resident holders of ordinary shares

A disposal or deemed disposal of ordinary shares by an individual or corporate holder of ordinary shares who is tax resident in the United Kingdom may, depending on the holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to the holder of acquiring such ordinary shares.

The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2026/27 is, broadly, 18% for basic rate taxpayers and 24% for higher and additional rate taxpayers. For corporate holders of ordinary shares, corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate holder.

Non‑UK resident holders of ordinary shares

Holders of ordinary shares who are not resident in the United Kingdom and, in the case of an individual holder, not temporarily non‑resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless (i) such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder, through a permanent establishment or (ii) where certain conditions are met, Nscale Limited derives 75% or more of its gross value from UK land. Holders of ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of ordinary shares who has ceased to be resident in the United Kingdom for UK tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK stamp duty (“stamp duty”) and UK stamp duty reserve tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of ordinary shares irrespective of their place of tax residence. Certain categories of person, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Issue of shares

No stamp duty or SDRT will arise on the issue of ordinary shares, including the issue of ordinary shares into depositary receipt systems and clearance services.

Depositary receipt systems and clearance services

Subject to the subsequent paragraphs, transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election has been made under section 97A of the UK Finance Act 1986). This liability for stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and that no relevant election under Section 97A has been made.

However, with effect from 1 January 2024, the Finance Act 2024 introduced new legislation containing exemptions to the 1.5% stamp duty and SDRT charges on the transfer of shares into clearance services or depositary receipt issuers. These exemptions from the 1.5% charges include exemptions for (i) transfers of shares into clearance services or depositary receipt issuers where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), and (ii) transfers of shares into clearance services or depositary receipt issuers where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognized stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. In addition, shareholders who hold their shares in certificated form should take note that future transfers of such shares into a clearance service or to a depositary receipt issuer may not benefit from these exemptions and may be subject to a 1.5% charge. Accordingly, specific professional advice should be sought in relation to the application of the 1.5% stamp duty or SDRT charge.

Transfer of shares

Transfers of the ordinary shares within a clearance service or depositary receipt system should not give rise to a liability to stamp duty or SDRT, provided that no election that applies to the ordinary shares is, or has been, made by the clearance service under Section 97A of the UK Finance Act 1986 and (in the case stamp duty only) that no instrument of transfer is entered into.

Transfers of ordinary shares that are held in certificated form will generally be subject to stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). An exemption from stamp duty is available for a written instrument transferring an interest in ordinary shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. SDRT may be payable on an agreement to transfer such ordinary shares, generally at the rate of 0.5% of the consideration given in money or money’s worth under the agreement to transfer the ordinary shares. This charge to SDRT would be discharged if an instrument of transfer is executed pursuant to the agreement which gave rise to SDRT and stamp duty is duly paid on the instrument transferring the ordinary shares within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.

Material U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ordinary shares. This summary deals only with the ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This summary also does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances, including the impact of the Medicare tax on net investment income, or to holders in special tax situations, including, without limitation:

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brokers or dealers in securities;
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traders that elect to use a mark-to-market method of accounting;
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holders that own the ordinary shares as part of a “straddle,” “hedge,” or other risk reduction strategy or “conversion transaction” or other integrated investment;
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banks or other financial institutions;
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regulated investment companies and real estate investment trusts;
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individual retirement accounts and other tax-deferred accounts;
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insurance companies;
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tax-exempt organizations or governmental organizations;
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United States expatriates and former citizens or long-term residents of the United States;
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holders whose functional currency is not the U.S. dollar;
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holders subject to alternative minimum taxes;
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persons who hold or receive the ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
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holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;
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S corporations or other entities or arrangements treated as partnerships for United States federal income tax purposes (and investors therein);
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persons that actually or constructively own 10% or more of our voting stock by vote or value;
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corporations that accumulate earnings to avoid U.S. federal income tax; or
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persons deemed to sell the ordinary shares under the constructive sale provisions of the Code.

This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax).

As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more “United States persons” as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of distributions made to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income, in accordance with such United States Holder’s method of accounting for U.S. federal income tax purposes, as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, if we do not calculate our earnings and profits under United States federal income tax principles, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a United States Holder should not be required to recognize foreign currency gain or loss in respect of the distribution. A United States Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as United States source ordinary income or loss.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States-United Kingdom income tax treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on NYSE, as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on the ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.

United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a distribution on the ordinary shares. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.

Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a disposition of the ordinary shares. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations. A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of the ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If the ordinary shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant United States Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale or other taxable disposition. If the ordinary shares are not treated as traded on an established securities market, or the relevant United States Holder is an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate on the settlement date, such United States Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or other taxable disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate of exchange on the settlement date, and such gain or loss generally will constitute United States source ordinary income or loss.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

We have not yet determined whether we expect to be a PFIC for United States federal income tax purposes for the current taxable year. The determination of whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of the ordinary shares at the time of our initial public offering and in the future, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future.

Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a United States Holder will be deemed to have sold its ordinary shares at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes a valid QEF election or mark-to-market election as discussed below, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (as defined below) received by the United States Holder, would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution (the “excess distribution”) would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a PFIC, as described above.

If we are a PFIC for any taxable year during which a United States Holder holds our ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also classified as PFICs (each, a “lower-tier PFIC”), such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any lower-tier PFICs we may own.

If we are a PFIC, a United States Holder of ordinary shares may avoid taxation under the PFIC rules described above by making a “qualified electing fund” (“QEF”) election. However, a United States Holder may make a QEF election with respect to its ordinary shares only if we provide United States Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we generally do not intend to provide such information, however, the QEF election will not be available to United States Holders that do not have such information with respect to our ordinary shares.

Alternatively, a United States Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the PFIC rules discussed above if we are treated as a PFIC. If a United States Holder makes a mark-to-market election with respect to its ordinary shares, such United States Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the United States Holder’s taxable year over the adjusted basis in the ordinary shares. A United States Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the United States Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A United States Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a United States Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Dividends,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are listed on NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. Because there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election for any lower-tier PFICs that we may own, a United States Holder will generally continue to be subject to the PFIC rules with respect to its indirect interest in any lower-tier PFICs (particularly if such lower-tier PFIC’s shares are not regularly traded on a qualified exchange) as described above, even if a mark-to-market election is made for the ordinary shares.

If a United States Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a United States Holder’s holding period for the ordinary shares in which we are a PFIC, then the United States Holder generally will remain subject to the PFIC rules. A United States Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the PFIC rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the PFIC rules generally will not apply. A United States Holder that is eligible to make a mark-to-market election with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the United States Holder’s tax return for the year in which the election becomes effective. United States Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In addition, if a United States Holder owns our ordinary shares during any taxable year that we are a PFIC, such United States Holder generally will be required to file an IRS Form 8621 on an annual basis.

United States Holders should consult their own tax advisors concerning the potential application of the PFIC rules and the consequences to them if we were to be classified as a PFIC for any taxable year, including whether any elections will be available, and, if so, what the consequences of the alternative treatments will be in their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder that furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

Underwriting

We and the underwriters named below will enter into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. and are the representatives of the underwriters.

Underwriters	Number of Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to purchase up to an additional ordinary shares from us to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

		No Exercise	Full Exercise
Per Share	$		$
Total	$		$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to their receipt and acceptance of the ordinary shares being offered and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of . This agreement does not apply to any existing employee benefit plans.

Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our ordinary shares on the NYSE under the symbol “NSCL”.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain expenses incurred by them in connection with the offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. For instance, Goldman Sachs & Co. LLC served as exclusive placement agent in connection with our Series B private financing in 2025 and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC acted as exclusive placement agents for our Series C Financing in 2026. In addition, Goldman Sachs & Co. LLC, through its affiliates, acted as lead arranger, lender and specified swap counterparty in connection with our GPU Financing Facility in 2026. With respect to our Revolving Credit Facility, an affiliate of J.P. Morgan Securities LLC serves as the administrative agent, affiliates of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC acted as joint lead arrangers and joint bookrunners, and an affiliate of Morgan Stanley & Co. LLC served as syndication agent. Furthermore, Morgan Stanley & Co. LLC acted as financial advisor in connection with our acquisition of the Monarch Compute Campus. Additionally, an affiliate of Goldman Sachs & Co. LLC served as lead financial advisor, and Morgan Stanley & Co. LLC acted as financial advisor, in connection with the Anyscale Acquisition. Such underwriters received customary fees and commissions for the services they provided in connection with the foregoing financings.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ordinary shares may be offered to the public in that Relevant State at any time:

a.
to any qualified investor as defined under Article 2 of the Prospectus Regulation;
b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in the UK except that the ordinary shares may be offered to the public in the UK at any time:

a.
where the offer is conditional on the admission of the ordinary shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);
b.
to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
c.
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR) in the UK, subject to obtaining the prior consent of the underwriters for any such offer; or
d.
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the UK means the communication to any person which presents sufficient information on the ordinary shares to be offered and the terms on which they are to be offered, to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Notice to Prospective Investors in Canada

The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ordinary shares be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Brazil

The offer and sale of the ordinary shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The ordinary shares will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the ordinary shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

Legal Matters

The validity of our ordinary shares and other and certain legal matters of England and Wales law and U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Milbank LLP.

Experts

The consolidated financial statements of Nscale Global Holdings Limited as of December 31, 2025 and 2024 and for each of the years in the two year period ended December 31, 2025, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

Enforcement of Civil Liabilities

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•
recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or
•
entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Latham & Watkins LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards). Consequently, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically recognized or enforceable in England and Wales. In order to enforce any U.S. judgment in England and Wales, fresh proceedings must first be initiated before a court of competent jurisdiction in England and Wales. In such an action, an English court would not generally reinvestigate the merits of the original matter decided by the U.S. court (subject to what is said below) and it would usually be possible to obtain summary judgment on such a claim (assuming there is no defense to it). Summary judgment is a procedure by which the English courts can dispose of all or part of a claim without proceeding to a full trial. Recognition and enforcement of a U.S. judgment by an English court in such an action may be conditional upon (among other things) the following:

•
the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;
•
the relevant U.S. court having had jurisdiction over the original proceedings according to English conflicts of laws principles and rules of English private international law at the time when proceedings were initiated (in other words, it does not matter that the U.S. court had jurisdiction according to its own laws, but instead whether it had jurisdiction according to the applicable English conflicts of laws principles and rules of private international law);
•
the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;
•
the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;
•
the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);
•
the judgment was not procured by, or impeachable on the grounds of, fraud;
•
the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;
•
recognition or enforcement of the U.S. judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998 (or any subordinate legislation made thereunder, to the extent applicable);
•
the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;
•
the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;
•
there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition;

•
the U.S. judgment not having been wholly satisfied or not being enforceable by execution in the U.S.;
•
the party seeking enforcement obtaining the permission of the court to serve the proceedings outside the jurisdiction, if permission is required under the English Civil Procedure Rules;
•
the party seeking enforcement providing security for costs, if ordered to do so by the English court; and
•
the English enforcement proceedings were commenced within the applicable limitation period from the date of the U.S. judgment.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England and Wales, instead of the United States, in an original action predicated solely upon U.S. securities laws. Further, it may not be possible to obtain a judgment in England and Wales or to enforce the judgment if the judgment debtor is subject to any insolvency or similar proceedings, or if the judgment debtor has any setoff or counterclaim against the judgment creditor. Finally, note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England and Wales unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor.

Where You Can Find More Information

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form S‑1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely. The SEC also maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information about issuers, like us, that file electronically with the SEC.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC.

We also maintain a website at https://www.nscale.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nscale Global Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Nscale Global Holdings Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related Consolidated Statements of Operations and Comprehensive Income / Loss, Consolidated Statements of Shareholders’ Equity / Deficit, and Consolidated Statements of Cash Flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2025.

London, United Kingdom
May 11, 2026

NSCALE GLOBAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,500.9	$80.4
Accounts receivable, net	435.9	4.1
Prepaid expenses and other current assets (Note 8)	75.1	1.9
Convertible notes receivable	—	21.5
Total current assets	2,011.9	107.9
Restricted cash and cash equivalents, noncurrent	564.4	—
Investments in affiliates (Note 7)	207.6	—
Goodwill (Note 4)	19.6	—
Property and equipment, net (Note 5)	938.0	102.5
Intangible assets, net	25.9	—
Operating lease right-of-use assets, net (Note 6)	2,092.6	32.6
Other noncurrent assets	113.2	2.2
Total assets	$5,973.2	$245.2
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses (Note 11)	$332.7	$5.7
Deferred revenue, current (Note 3)	114.7	0.9
Operating lease liabilities, current (Note 6)	21.0	3.1
Debt, current (Note 9)	10.2	61.2
Other current liabilities	3.1	3.6
Related party loan payable (Note 18)	16.3	15.3
Total current liabilities	498.0	89.8
Debt, noncurrent (Note 9)	68.7	157.3
Financial instruments, noncurrent (Notes 10 & 16)	780.9	40.9
Operating lease liabilities, noncurrent (Note 6)	1,963.5	29.6
Deferred tax liabilities (Note 15)	30.3	3.4
Deferred revenue, noncurrent (Note 3)	1,924.0	—
Other noncurrent liabilities	0.6	2.1
Total liabilities	5,266.0	323.1
Commitments and contingencies (Note 20)
Equity:
Ordinary shares; par value $0.01; 2,994,294 shares and 2,815,674 shares authorized, issued and outstanding as of December 31, 2025 and December 31, 2024 (Note 12)	—	—
Series B Preferred shares; par value $0.01; 3,190,008 shares issued and outstanding as of December 31, 2025 (Note 12)	—	—
Series B AIV shares; par value $0.01; 750,210 shares outstanding as of December 31, 2025 (Note 12)	—	—
Additional paid-in capital	1,265.7	0.7
Accumulated deficit	(840.8)	(79.0)
Accumulated other comprehensive (loss) income, net (Note 13)	(2.6)	0.4
Total equity attributable to the shareholders of the company	422.3	(77.9)
Noncontrolling interests (Note 12)	284.9	—
Total shareholders' equity (deficit)	707.2	(77.9)
Total liabilities and shareholders' equity	$5,973.2	$245.2

The accompanying notes are an integral part of these consolidated financial statements.

NSCALE GLOBAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / LOSS

(in millions, except share and per share data)

	Year ended December 31,
	2025	2024
Revenue	$33.0	$19.1
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization)	45.6	12.8
Product and technology	19.9	8.9
Sales, general and administrative	97.1	8.4
Depreciation and amortization	40.2	5.1
Operating loss	(169.8)	(16.1)
Share of results of affiliates	2.7	—
Loss on fair value adjustments	(527.8)	(40.2)
Interest expense, net	(12.9)	(12.7)
Loss on debt extinguishment and modification	(39.2)	—
Foreign exchange gain (loss), net	22.4	(5.8)
Other expense, net	(10.4)	(4.4)
Loss before income taxes	(735.0)	(79.2)
Income tax (expense) benefit	(26.8)	1.0
Net loss	$(761.8)	$(78.2)
Net income attributable to noncontrolling interests	—	—
Net loss attributable to the Company	$(761.8)	$(78.2)

Change in foreign currency translation adjustments, net of tax	$(3.0)	$0.6
Total other comprehensive (loss) income	(3.0)	0.6
Total comprehensive loss	(764.8)	(77.6)
Comprehensive (loss) income attributable to noncontrolling interests	—	—
Comprehensive loss attributable to the Company	$(764.8)	$(77.6)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(262.43)	$(27.78)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	2,902,847	2,815,674

The accompanying notes are an integral part of these consolidated financial statements.

NSCALE GLOBAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / DEFICIT

(in millions, except share and per share data)

	Ordinary Shares		Series B Preferred Shares		Series B AIV Shares		Additional		Accumulated other
	Number of		Number of		Number of		paid-in	Accumulated	comprehensive	Noncontrolling
	shares	Amount	shares	Amount	shares	Amount	capital	deficit	(loss) income	interests	Total equity
Balance as of January 1, 2024	2,815,674	$2.8	—	$—	—	$—	$(2.8)	$(0.8)	$(0.2)	—	$(1.0)
Net loss for the year	—	—	—	—	—	—	—	(78.2)	—	—	(78.2)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	0.6	—	0.6
Reduction of share capital	—	(2.8)	—	—	—	—	2.8	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	0.7	—	—	—	0.7
Balance as of December 31, 2024	2,815,674	—	—	—	—	—	0.7	(79.0)	0.4	—	(77.9)

Balance as of January 1, 2025	2,815,674	—	—	—	—	—	0.7	(79.0)	0.4	—	(77.9)
Net loss for the year	—	—	—	—	—	—	—	(761.8)	—	—	(761.8)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(3.0)	—	(3.0)
Issue of share capital	178,620	—	3,190,008	—	750,210	—	1,217.1	—	—	284.9	1,502.0
Share-based compensation expense	—	—	—	—	—	—	47.9	—	—	—	47.9
Balance as of December 31, 2025	2,994,294	—	3,190,008	—	750,210	—	1,265.7	(840.8)	(2.6)	284.9	707.2

The accompanying notes are an integral part of these consolidated financial statements.

NSCALE GLOBAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	Year ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(761.8)	$(78.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	40.2	5.1
Amortization of debt discounts and issuance costs	6.7	5.5
Interest paid in kind	—	6.0
Loss on fair value adjustments	530.5	40.2
Loss on debt extinguishment and modification	39.2	—
Deferred income taxes	26.5	(1.1)
Share-based compensation	47.9	0.7
Foreign exchange (gain) loss, net	(22.4)	5.8
Other non-cash reconciling items	0.2	0.9
Changes in operating assets and liabilities:
Accounts receivable	(428.6)	(3.6)
Other current assets and noncurrent assets	(168.0)	(3.3)
Accounts payable, accrued expenses and other liabilities	66.8	4.2
Deferred revenue	2,036.2	(0.8)
Lease liabilities	(37.0)	(0.6)
Net cash provided by (used in) operating activities	$1,376.4	$(19.2)

Cash flows from investing activities
Purchase of property and equipment	$(621.4)	$(64.2)
Investments in affiliates	(30.7)	—
Dividends received from affiliates	14.1	—
Acquisitions of businesses, net of cash acquired	(20.5)	—
Net cash used in investing activities	$(658.5)	$(64.2)

Cash flows from financing activities
Proceeds from credit facilities	$87.8	$33.9
Repayments of credit facilities	(98.4)	(6.0)
Proceeds from loans from related parties	16.3	3.1
Repayment of loan from related parties	—	(3.2)
Proceeds from issue of convertible notes	31.5	133.9
Proceeds from issue of Pre-Series B SAFEs and preferred shares	799.2	—
Proceeds from issue of Pre-Series C SAFE instruments	433.0	—
Net cash provided by financing activities	$1,269.4	$161.7

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(0.4)	(0.7)
Net increase in cash, cash equivalents and restricted cash	$1,986.9	$77.6
Cash, cash equivalents and restricted cash at beginning of period	80.4	2.8
Cash, cash equivalents and restricted cash at end of period	$2,067.3	$80.4

Cash, cash equivalents, and restricted cash balances as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Cash and cash equivalents	$1,500.9	$80.4
Restricted cash - current (Note 8)	2.0	—
Restricted cash - noncurrent	564.4	—
Total cash, cash equivalents and restricted cash	$2,067.3	$80.4

The accompanying notes are an integral part of these consolidated financial statements.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. BASIS OF PREPARATION

Nscale Global Holdings Limited (“NGHL”), is a privately held company limited by shares, incorporated and domiciled in England and Wales. In these notes, the terms “we”, “our”, ''our company'', "the Company", "Nscale", and “us” may refer, as the context requires, to NGHL or collectively to Nscale and its subsidiaries.

During the year ended December 31, 2025, our operations primarily consist of providing high-performance cloud services optimized for compute intensive AI workloads, combining purpose-built data center capacity, advanced GPUs, and a customizable software stack to serve hyperscalers, enterprises, sovereign entities, and global telecommunications providers. Historically, we primarily operated as a data center infrastructure company providing data infrastructure to institutional miners. During 2024, we launched our offering of high-performance cloud services and ceased providing mining-related services.

On June 27, 2024, NGHL completed the acquisition of 100% of the share capital in Nscale Holdings B.V., a company domiciled in the Netherlands, and its controlled subsidiaries from its parent Arkon Energy Pty Ltd ("Arkon Energy") in exchange for the issuance of shares in the Company. As this transaction constituted a transaction between entities under common control, these comparative financial statements have been retroactively presented from January 1, 2024.

We entered into a joint venture agreement in July 2025 and finalized in October 2025, with affiliates of Aker ASA ("Aker") for which we will jointly develop and operate data center and GPU infrastructure projects in Norway. The joint venture entities are owned equally by Aker and the Company, with each holding a 50% interest. Refer to Note 7, Investment in Affiliates for further detail on the transaction. We account for investments in which we have joint control or a significant influence but not a controlling financial interest using the equity method of accounting.

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All values are in U.S. dollars (“USD”), which is our functional and presentational currency, and rounded to millions, except where indicated otherwise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. GAAP on the going concern basis which contemplates the continuity of business and realization of assets and settlement of liabilities in the normal course of business.

Throughout 2025 and early 2026, we entered into several significant multi-year customer contracts scheduled for deployment through 2026 and 2027. These contracts require significant upfront capital to expand our existing data center footprint and secure technology equipment required to deliver the contracted services. We plan to fund our operations and committed capital requirements in the next twelve months through a combination of existing cash and cash equivalents, customer upfront prepayments and committed debt financings. See Note 9, Debt and Other Financing and Note 21, Subsequent Events. Further growth may also be funded by new equity financings, strategic partnerships, and other capital-raising initiatives.

Based on our current operating plan we expect that we will be able to meet our obligations as they become due for at least the next twelve months from date of issuance of these financial statements.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and our wholly-owned and majority-owned subsidiaries where we exercise a controlling financial interest, after the elimination of intercompany accounts and transactions. Any variable interest entities ("VIE") for which we are the primary beneficiary are also consolidated. We evaluate whether or not an entity is a VIE (and we are the primary beneficiary) through consideration of substantive terms in the arrangement to identify which enterprise has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses/receive benefits from the entity.

The share of consolidated entities owned by third parties is represented as noncontrolling interests in the consolidated balance sheets . Noncontrolling interest positions related to the issuance of subsidiary shares are reported as a separate component of consolidated equity from the equity attributable to the Company's shareholders. We recognize the noncontrolling holder's share of the fair value of the consideration received as noncontrolling interests on our consolidated balance sheets at the date of formation or acquisition.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Noncontrolling interest balances are adjusted for the noncontrolling holder's share of additional contributions, distributions, net earnings or losses, and other comprehensive income or loss. The amount of consolidated net comprehensive (loss) income attributable to noncontrolling interests is presented in the consolidated statements of operations and comprehensive income/loss as net income attributable to noncontrolling interests and comprehensive (loss) income attributable to noncontrolling interests.

Refer to Note 12, Equity and Capital.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make, on an ongoing basis, estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes.

Such estimates include, but are not limited to, fair value measurements of financial instruments, useful lives of property and equipment, lease terms, the incremental borrowing rate used to determine lease liabilities, recognition of deferred income taxes and the estimation of valuation allowances, loss contingencies, share-based compensation including the determination of the fair value of our ordinary shares, impairment of non-financial assets and the valuation of acquisition-related assets and liabilities.

The resulting accounting estimates are based on our best assessment as of the date of these consolidated financial statements. Estimates, underlying judgments and assumptions are reviewed on an ongoing basis to consider changes in circumstances, facts and experience. Actual results may differ from these estimates.

Foreign Currency

Our reporting currency is the U.S. dollar. The assets and liabilities of our subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars at the exchange rates in effect on the applicable reporting date; while amounts reported in our consolidated statements of operations and comprehensive income/loss are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive (loss) income in the consolidated statement of shareholders' equity/deficit.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of an entity are included as foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive income/loss.

Concentration of Risk

We are subject to certain risks and uncertainties that could have a material adverse effect on our business, financial condition, results of operations, or cash flows primarily due to concentration of credit risk, significant customers, and supply chain concentration.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist mainly of cash and cash equivalents, including restricted cash balances. To minimize credit risk we have implemented policies to ensure cash and cash equivalents are maintained with banks and financial institutions that meet a minimum credit rating where possible. Limits are set and maintained according to the institution’s credit rating. We do not believe we are exposed to any significant credit risk associated with our cash and cash equivalents and have not realized any losses associated with cash investments or accounts.

We grant credit to customers in our normal course of business, which is exposed to credit risk in the event of non-repayment by customers. We have not experienced any losses in the period.

Significant customers

For the year ended December 31, 2025, revenue from our largest customer represented 73% of total revenue (year ended December 31, 2024: 93%).

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Supply chain concentrations

We do not manufacture the components used to build the technology infrastructure that supports our platform or enables us to deliver our products and solutions. We source the GPUs and other critical components through a limited number of suppliers as part of a complex global supply chain. A substantial portion of our GPUs are manufactured by NVIDIA Corporation ("NVIDIA") and sourced through third parties.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with original maturities of three months or less from the date of purchase.

Restricted cash held for a specific purpose, subject to legal or contractual restrictions that limit access or withdrawal, and thus not available to us for immediate or general business use is categorized separately from cash and cash equivalents in the consolidated balance sheets. Restricted cash and restricted cash equivalents primarily include escrowed amounts for long-term lease arrangements.

Accounts Receivable

Accounts receivable are amounts billed that are due from customers. Accounts receivable are recorded at the invoiced amount, net of an allowance for expected credit losses. We estimate expected credit losses using a lifetime loss approach based on historical experience and forward-looking information. Our expected credit loss was not material as of December 31, 2025 or December 31, 2024, nor were there any material movements during the reporting period.

Fair Value Measurement

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We apply fair value accounting for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis.

We have certain debt instruments and liability-classified derivative instruments that are accounted for at fair value. These instruments are recorded at fair value upon issuance with changes in fair value recorded in loss on fair value adjustments in the consolidated statements of operations and comprehensive income/loss.

Fair value measurements are also used for nonrecurring valuations performed in connection with acquisition accounting. These nonrecurring valuations include the valuation of intangible assets, property and equipment and the implied value of goodwill. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. The implied value of goodwill is determined by allocating the fair value to all of the assets and liabilities acquired in a business combination, with the residual amount allocated to goodwill. Most of our nonrecurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, convertible notes receivable, accounts payable and accrued expenses approximate fair value because of their short-term maturities.

See Note 4, Acquisitions and Note 16, Fair Value Measurements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of cost, less any residual value, is expensed on a straight-line basis over the estimated useful lives of the assets. The depreciation charge is recognized under depreciation and amortization expenses in the consolidated statements of operations and comprehensive income / loss. The estimated useful lives of our property and equipment are:

Buildings	25-50 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Technology equipment	5-6 years
Plant and equipment	5-15 years
Furniture and fixtures	5 years
Computer equipment	3 years

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Technology equipment primarily relates to our GPU and related infrastructure assets.

Plant and equipment relates to our key data center infrastructure assets including all mechanical, electrical and plumbing systems.

Land is not depreciated. Depreciation of assets included in construction in progress commences when they are ready for their intended use. Construction in progress is related to the construction or development of property and equipment that has not yet been placed into service for its intended use.

Estimation of useful lives

We determine the estimated useful lives, residual values, and related depreciation expense for property and equipment based on historical experience, expected future usage and industry practice. Determination of these useful lives requires judgment, particularly in our industry where assets may become obsolete due to technological innovation or changes in business strategy. If actual useful lives are shorter than those we originally estimate, depreciation expense will increase.

Capitalized interest costs

We capitalize certain interest costs associated with the acquisition, construction or production of a qualifying asset during the period of time that is required to complete and prepare the asset for its intended use. Qualifying assets are those assets with a construction or production period that is expected to exceed 12 months.

Asset retirement obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. We recognize asset retirement obligations in the period in which they are placed in service, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized with the related asset in property and equipment and depreciated over their useful lives. Our asset retirement obligations relate to the future removal of certain equipment and fit out modifications relating to our data center leases.

Leases (as Lessee)

We lease colocation space at data center facilities, office spaces, and land, all of which are classified as operating leases. In accordance with Accounting Standards Codification Topic 842, Leases ("ASC 842"), at the inception of each lease, we determine if a contract is or contains a lease and classify it as an operating or finance lease depending on the underlying nature of the arrangement including assessing whether there is a transfer of ownership, the duration of the lease term, the estimated fair value, and the specialized nature of the asset. Operating leases are included in operating lease right-of-use assets, current operating lease liabilities and long-term operating lease liabilities in the consolidated balance sheets with the lease charge recognized on a straight-line basis over the lease term. We did not have any finance leases for the years ended December 31, 2025 and 2024 and we did not have material short-term leases (term of 12 months or less) for the years ended December 31, 2025 and 2024.

Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are based on the measurement of the lease liabilities adjusted for any initial direct costs and prepaid lease payments less lease incentives. Lease payments consist primarily of fixed payments under the arrangement. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index) are included in the measurement of ROU assets and lease liabilities using the index or rate at the commencement date. Subsequent changes to lease payments based on changes to the index and rate are accounted for as variable lease payments and recognized in the period they are incurred. Variable lease payments that do not depend on an index or a rate are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term to the lease payments at commencement date. The lease term comprises the non-cancellable period of a lease, plus periods covered by an extension option, if it is reasonably certain to be exercised, and periods covered by a termination option if it is reasonably certain not to be exercised. Operating lease expense is recognized on a straight-line basis within total operating expenses in the consolidated statements of operations and comprehensive income/loss over the lease term.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

ASC 842 provides practical expedients for an entity’s ongoing accounting. We have elected to apply the practical expedient to account for the lease and non-lease components related to our data center facility lease agreements as a single lease component. Any variable lease expense is recognized in the period in which the obligation for those payments is incurred. In addition, we have elected not to recognize a ROU asset and corresponding lease liability for short-term leases with terms of twelve months or less or for leases of low-value assets. Lease payments on these assets are expensed as incurred. We currently do not have any lease arrangements with residual value guarantees.

Goodwill and Intangible Assets

Intangible assets are recorded at their acquisition cost or if acquired as part of a business combination, at fair value as of the acquisition date. We also capitalize costs associated with the purchase of software licenses that meet the criteria for capitalization. Software licenses and other finite intangible assets are amortized on a straight-line basis over the license term or their estimated useful lives, as applicable, and recognized in the consolidated statements of operations and comprehensive income/loss in depreciation and amortization expense.

Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually and whenever facts and circumstances indicate impairment. We first make a qualitative assessment to determine if goodwill may be impaired. If it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value, we then compare the fair value of the reporting unit to its respective carrying amount. Any excess of the carrying amount over the fair value would be charged as an impairment loss.

Impairment of Long-Lived Assets

We review long-lived assets, including right-of-use assets, property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.

For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities. Recoverability of an asset group is measured by comparing its carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on comparing an asset group’s carrying value to its undiscounted cash flows, an impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset group.

Calculated asset group impairment losses are allocated pro rata within the asset group based on the relative carrying values of the respective assets at the measurement date.

Debt

Debt is generally carried at the principal amount outstanding, net of unamortized deferred financing costs and adjusted for any unamortized premiums or discounts, as applicable. Premiums, discounts, and deferred financing costs are amortized to interest expense over the contractual term of the related debt using the effective interest method.

Debt instruments for which the fair value option has been elected are measured at fair value on a recurring basis, with changes in fair value recognized in earnings. This election is made on an instrument-by-instrument basis and is irrevocable unless a qualifying remeasurement event occurs.

Debt modification and extinguishment

We evaluate changes to the terms of our debt arrangements to determine whether such changes represent a modification or an extinguishment. If the revised terms are not substantially different from the original terms, the change is accounted for as a modification, and any fees paid to or received from lenders are generally capitalized and amortized as an adjustment to interest expense over the remaining term of the modified debt. If the revised terms are substantially different, the transaction is accounted for as an extinguishment of the original debt and the issuance of new debt. In such cases, the original debt is derecognized, and any difference between the redemption amount and the net carrying amount of the extinguished debt, including the write-off of unamortized deferred financing costs and discount or premium, is recognized in earnings in the period of extinguishment. Fees paid to third parties are capitalized as part of the carrying value of new debt. Fees paid to the existing creditor are recognized as a component of the gain or loss on extinguishment.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Debt issuance costs

Debt issuance costs incurred to obtain debt financings are deferred and are amortized over the term of the debt using the effective interest method for all debt financings in which the fair value option has not been elected. Debt issuance costs on debt financings in which the fair value option is not elected are recorded as a reduction to the carrying value of the debt and are amortized to interest expense. For any debt financing in which we have elected the fair value option, any debt issuance costs associated with the debt financing are immediately recognized in interest expense in the consolidated statements of operations and comprehensive income/loss and are not deferred.

Investments in Affiliates

Investments in affiliates as reflected in the consolidated balance sheets includes all investments accounted for using the equity method. We apply equity method to investments in entities over which we have significant influence over operating and financial policies, but do not have control.

Equity method investments are initially measured at cost. Transaction costs related to the formation of equity method investments are also capitalized. We subsequently adjust these balances for cash contributions, distributions and our share of the income and losses of the investees.

We consider whether the fair value of our equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable.

With regard to the cash flow classifications of distributions from affiliates, we have elected the nature of the distribution approach as the information is available to us to determine the nature of the underlying activity that generated the distributions. In accordance with this approach, cash distributions generated from the operations of an affiliate are classified as a return on investment and included within cash distributions from operating activities. Cash flows that are generated from non-operating activities such as property sales, debt refinancing or sales and redemptions of investments are classified as a return of investment and included within cash flows from investing activities.

See Note 7, Investment in Affiliates.

Revenue Recognition

We derive our revenue from the provision of high-performance cloud services optimized for compute intensive AI workloads, primarily on long-term take-or-pay contracts. Our contracts with customers generally include obligations to process transactions, store data, and run customers’ AI training or inference workloads over a specified period, and include the compute infrastructure and software services and related support and maintenance services. Based on the level of service we provide, certain of these arrangements are accounted for as service contracts under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), and certain of these arrangements are operating leases accounted for under ASC 842. At the inception of each arrangement, we determine whether the contract is or contains a lease, which determines whether it is accounted for under ASC 842 or ASC 606. Given that the compute capacity at a given site is generally allocated exclusively to a single customer, the economic-benefits criterion is generally met. Accordingly, the principal factor in our assessment is whether the customer, rather than the Company, has the right to direct the use of the identified asset throughout the contract term. The determinative consideration is whether the arrangement includes software services through which we direct the use and operation of the underlying GPU and related infrastructure assets; where such software services are provided and we retain the right to direct the use of those assets, the customer receives a service and the arrangement is accounted for under ASC 606; where such software services are not provided and the customer has the right to direct the use of the identified assets, the arrangement is accounted for as an operating lease under ASC 842.

For service contracts under ASC 606, we recognize revenue over time as services are provided, as customers simultaneously receive and consume the benefits throughout the contract term. As these services are consistent and delivered evenly over time, we recognize revenue ratably over the contract term. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. In certain circumstances customers may be entitled to various service level credits. These credits are reflected as a reduction to revenue in the period the credit is earned. Where separate performance obligations are identified within an arrangement, we allocate the total transaction price on a relative stand-alone selling price (“SSP”) basis. The SSP reflects the price we would charge for a specific service if it were sold separately in similar circumstances and to similar customers. If a contract contains a single performance obligation, no allocation is required.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

For our arrangements recognized as leases under ASC 842, we recognize the total minimum fixed lease payments provided for under the leases on a straight-line basis over the lease term if we determine it is probable that substantially all of the lease payments will be collected over the lease term. Variable lease rentals are recognized when earned. We commence recognition of revenue from rentals at the date the asset is ready for its intended use by the customer and the customer obtains access to the leased asset.

We estimate the probability of collection of lease payments based on customer creditworthiness, outstanding accounts receivable balances, and historical bad debts – as well as current economic trends.

Under the practical expedient provided by ASC 842, we account for and present revenue from lease arrangements, as a single component as the timing of recognition of revenue for each component is the same and aligns to the pattern with which the right of use of the data center infrastructure and related services are transferred to the customer.

Contract balances

Our contracts often include upfront customer prepayments. We record deferred revenue when we receive customer payments prior to satisfying the corresponding performance obligations. These contract liabilities are included in deferred revenue in the consolidated balance sheets and will be recognized as revenue as we satisfy our performance obligations over the term of the contract. If the period between payment and transfer of the promised services is more than one year, we analyze whether a significant financing component is present. When we determine that a significant financing component exists, we adjust the transaction price to reflect the time value of money using a discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. Determining the appropriate discount rate requires judgment, including consideration of prevailing market rates at contract inception, the expected timing of service transfer and the contract term. The discount rate is determined at contract inception and is not updated for subsequent changes in interest rates or other market conditions.

If we satisfy a performance obligation before receiving consideration, a contract asset is recognized unless only the passage of time is required before payment is due, in which case we record as accounts receivable.

Remaining performance obligations

Remaining performance obligations ("RPO") represent contracted revenue that has not yet been recognized as of the balance sheet date, including deferred revenue and non-cancelable amounts to be invoiced and recognized in future periods. Our RPO primarily relates to committed customer contracts for high-performance cloud services optimized for compute intensive AI workloads, which are generally recognized over the term of the contract as services are provided. RPO includes the impact of significant financing components related to upfront customer prepayments. RPO excludes the impact of potential service-level credits or penalties that depend on future service performance and are recognized as reductions of revenue as incurred.

We apply the allowed exemptions to exclude from this disclosure (i) performance obligations with an original expected duration of one year or less and (ii) variable consideration associated with usage-based fees.

See Note 3, Revenue.

Cost of Revenue (exclusive of depreciation and amortization)

Cost of revenue primarily consists of costs related to our owned and leased data center facilities. Data center facility fees include rental fees, operating lease expense, utilities including power costs, maintenance fees and personnel costs of those employees associated with the operations and maintenance of the data centers. Depreciation related to data center facilities is included within Depreciation and amortization expense in the consolidated statements of operations and comprehensive income/loss.

Product and Technology Expenses

Product and technology expenses primarily consist of employee-related personnel costs associated with maintenance of our computing infrastructure and research and development including salaries, bonuses, benefits and share-based compensation. Product and technology expenses also include professional services, software, as well as costs related to our efforts to add new features to existing offerings.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of employee salaries and benefit costs, professional fees, share-based compensation, insurance, sponsorship and marketing, property tax and other general expenses.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Share-Based Compensation

Compensation expense related to share-based transactions, including employee, non-employee consultant, and non-employee director share option awards, is measured based on fair value at the grant date. Share-based compensation expense is recognized net of forfeitures in the consolidated statements of operations and comprehensive income/loss.

During the years ended December 31, 2025 and 2024, we granted share option awards to our employees and non-employees that only have a service condition and share option awards to executives that have a service and performance condition or a service and market condition. Performance conditions contained in an equity award are generally tied to financial performance. We assess the probability of meeting these performance conditions on a quarterly basis. The majority of these awards vest over periods of up to three years including graded vesting annually.

We also granted restricted share awards to our non-executive directors and advisory board members during the year ended December 31, 2025. Restricted share awards vest upon the earlier of a change of control event or the completion of a specified service period from the date of grant in equal tranches up to three years.

The fair value of each option and restricted share award is estimated on the grant date using the Black-Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary share, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. In addition, for the awards which include a market condition, the option-pricing model also incorporates an assumption on the probability of reaching the market condition. The assumptions used in the option-pricing model represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change or we use different assumptions, our share-based compensation expense could be materially different in the future.

Share-based compensation expense for share options and restricted share awards, including the awards with no additional conditions for vesting other than service conditions over the requisite service period or contractual period of the consulting agreement, is recognized for each separately vesting portion of the award, or tranche, as if it were a separate award with its own vesting and exercise conditions (i.e., on an accelerated attribution basis). Share-based compensation expense for awards with market conditions is recognized over the vesting period, regardless of whether the market condition is ultimately achieved and will only be adjusted to the extent the service condition is not met. We account for forfeitures as they occur.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in benefit from income taxes in the consolidated statements of operations and comprehensive income/loss in the period in which the tax rates are enacted.

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred tax assets for each of the jurisdictions in which we operate by assessing all positive and negative evidence. This includes historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the reversal of certain deferred tax liabilities, tax law carryback capability in a particular country, and prudent and feasible tax planning strategies. After evaluating these factors, if the deferred tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we establish a valuation allowance.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

We recognize benefits from tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in these consolidated financial statements from such positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Judgment is required in evaluating tax positions and determining unrecognized tax benefits. We re-evaluate the technical merits of our tax positions and may recognize the benefit of a tax position in certain circumstances, including when: (1) a tax examination is completed; (2) applicable tax laws change, including through a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. We recognize interest and penalties associated with income taxes in income tax (expense) benefit in the consolidated statements of operations and comprehensive income/loss.

Segments

We have identified one operating and reportable segment. Refer to Note 19, Segment Reporting for further information.

Earnings (Loss) per Share

We compute net earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statements of operations and comprehensive income/loss.

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. The weighted-average number of ordinary shares outstanding during the period also includes restricted shares and Series B Preferred Shares in the calculation of earnings per share where such shares have a right to participate in dividends declared to ordinary shareholders. Restricted shares and Preferred Shares are not included when they have no obligation to share in the losses of the Company.

Diluted earnings per share amounts are based on the weighted-average number of ordinary shares outstanding, including the effect of all dilutive potential ordinary shares that were outstanding during the period using either the treasury shares method or the if-converted method based on the nature of such securities. Dilutive loss per share excludes all potentially dilutive instruments if their effect is anti-dilutive. Thus, diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive instruments are antidilutive.

Recent Accounting Pronouncements and Recent Accounting Pronouncements Not Yet Adopted

Recent Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU 2023‑09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which includes new and updated tax disclosures, including disaggregation of information in the rate reconciliation and income taxes paid. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We adopted ASU 2023-09 on January 1, 2025.

In July 2023, the FASB issued ASU 2023‑05 “Business Combinations—Joint Venture Formations (Subtopic 805‑60)” to provide guidance on recognition and initial measurement for joint ventures. The standard is effective for annual periods beginning January 1, 2025. We adopted ASU 2023-05 on January 1, 2025.

Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU 2023‑06 “Disclosure Improvements (Codification Amendments in Response to SEC Disclosure Update & Simplification Initiative)”. The effective date is yet to be determined. We are monitoring the developments and will assess the impact when effective.

In April 2024, the FASB issued ASU 2024‑04 “Debt—Debt with Conversion and Other Options (Subtopic 470‑20): Induced Conversions of Convertible Debt Instruments” to clarify accounting for induced conversions. The standard is effective for fiscal years beginning after December 15, 2025. We are currently assessing the impact.

In November 2024, the FASB issued ASU 2024‑03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220‑40)” to improve disclosures about an entity’s expenses. The standard is effective for annual periods beginning after December 15, 2026, with early adoption permitted. We are currently assessing the impact.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

In May 2025, the FASB issued ASU 2025-03, "Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (ASU 2025-03)", which clarifies the requirements for identifying the accounting acquirer when a variable interest entity (VIE) that qualifies as a business is acquired primarily through an exchange of equity interests. This amendment does not change the existing guidance for acquisitions of VIEs that are not considered businesses. The standard will be effective for annual periods beginning after December 15,2026, with early adoption permitted. We are currently assessing the impact.

In May 2025, the FASB issued ASU 2025-04, "Clarifications to Share-Based Consideration Payable to a Customer". This guidance reduces the diversity in practice and improves the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The standard will be effective for annual periods beginning after December 15, 2026, with early adoption permitted. We are currently assessing the impact.

In July 2025, the FASB issued ASU 2025‑05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The guidance introduces a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets arising from revenue transactions. The amendments are effective for annual and interim periods beginning after December 15, 2025, with early adoption permitted, and are to be applied prospectively. We have not yet adopted this guidance and are currently evaluating its impact on our financial statements.

In September 2025, the FASB issued ASU 2025-07, "Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract". The guidance addresses (1) the application of derivative accounting to contracts with features based on the operations or activities of one of the parties to the contract and (2) the diversity in accounting for share-based noncash consideration from a customer that is consideration for the transfer of goods or services. The standard will be effective for annual periods beginning after December 15, 2026, with early adoption permitted. We are currently assessing the impact.

In September 2025, the FASB issued ASU 2025-06, "Targeted Improvements to the Accounting for Internal-Use Software", which is intended to modernize the accounting for software costs that are accounted for under Subtopic 350-40, Intangibles—Goodwill and Other—Internal-Use Software (referred to as “internal-use software”). The amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. The standard will be effective for annual period beginning after December 15, 2027. We are currently assessing the impact.

In December 2025, the FASB issued ASU 2025‑12 “Codification Improvements” which includes various technical corrections and clarifications. The standard is effective for annual periods beginning after December 15, 2026. We are evaluating the impact of these improvements.

3. REVENUE

We derive our revenue from the provision of high-performance cloud services optimized for compute intensive AI workloads, primarily on long-term take-or-pay contracts. Our contracts with customers generally include obligations to process transactions, store data, and run customers’ AI training or inference workloads over a specified period, and include the compute infrastructure and software services and related support and maintenance services. Based on the level of service we provide, certain of these arrangements are service contracts, which are accounted for under ASC 606 and certain of these arrangements are operating lease arrangements, which are accounted for under ASC 842. ASC 842 requires the transfer of control of an identified asset. In making our assessment, we consider whether the customer controls the identified asset throughout the contract term.

For the year ended December 31, 2024, our revenue was derived from arrangements whereby we provided data center infrastructure to an institutional crypto-currency miner. These arrangements were operating lease agreements accounted for under ASC 842.

Disaggregation of revenue

The disaggregation of our revenue by product line was:

	Year ended December 31,
	2025	2024
Service fee	$7.6	$—
Lease revenue	23.9	19.1
Other revenue	1.5	—
Total revenue	$33.0	$19.1

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Remaining Performance Obligations

Remaining performance obligations for contracts accounted for as service contracts under ASC 606 were $34.5 billion as of December 31, 2025, inclusive of $4.6 billion as a result of the significant financing component on upfront customer prepayments. Of the remaining performance obligations as of December 31, 2025, approximately 16% is expected to be recognized in the next two years, an additional 40% in the subsequent two year period, with the remainder expected to be recognized over the subsequent three years.

For contracts accounted for under ASC 842, a summary of minimum lease payments due from our customers under operating lease arrangements with lease periods of greater than one year is shown below (2024: nil). These amounts do not reflect future rental revenues from renewal or replacement of existing leases unless we are reasonably certain we will exercise the option or the lessee has the sole ability to exercise the option. Reimbursement of operating expenses and variable rent increases are excluded from the table below:

December 31,
2025
2026	$131.8
2027	255.8
2028	232.1
2029	220.4
2030	220.4
Thereafter	124.0
Total	$1,184.5

Deferred revenue

We record deferred revenue when we receive payment prior to transferring goods or services to a customer. As the period between payment received and service delivery is more than one year, we have adjusted the total consideration to reflect the significant financing component.

The following table presents the movements in deferred revenue (contract liabilities) for the years ended December 31, 2025 and 2024, all deferred revenue balances pertain to service arrangements:

	December 31,
	2025	2024
Opening balance	$0.9	$—
Amount received in advance of revenue recognition	2,030.1	0.9
Revenue recognized in period	(0.9)	—
Significant financing component	8.6	—
Closing balance	$2,038.7	$0.9

Included in
Deferred revenue, current	$114.7	$0.9
Deferred revenue, noncurrent	1,924.0	—
Total	$2,038.7	$0.9

4. ACQUISITIONS

We evaluate each acquisition to determine whether it should be accounted for as an asset acquisition or a business combination. For asset acquisitions, the total purchase price is allocated to the individual assets acquired based on their relative fair values as of the acquisition date.

For acquisitions that qualify as business combinations, the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. Any excess of the purchase consideration over the fair value of these identifiable net assets is recorded as goodwill. During the measurement period, which may extend up to one year from the acquisition date, we may record adjustments to the fair values of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill. Once the measurement period ends, or when the fair values are finalized, whichever occurs first, any subsequent adjustments are recognized in our consolidated statements of operations and comprehensive income/loss.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

On December 9, 2025, we acquired 100% of the equity interests in Future Tech S.C.I. Limited (“Future Tech”), a United Kingdom‑based data center engineering consultancy business. This aligns with our strategy to strengthen AI infrastructure design and execution worldwide. The consideration transferred was $23.3 million, which resulted in goodwill of $19.6 million.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of:

	Year ended December 31,
	2025	2024
Land	$53.3	$5.0
Buildings	106.1	30.5
Technology equipment	105.6	43.0
Plant and equipment	34.8	23.6
Other assets	1.7	—
Construction in progress	680.3	5.0
Total property and equipment, gross	$981.8	$107.1
Less: accumulated depreciation	(43.8)	(4.6)
Total property and equipment, net	$938.0	$102.5

Depreciation on property and equipment was $40.1 million and $3.5 million for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025 we capitalized interest of $11.8 million (2024: nil).

During the year ended December 31, 2024, property and equipment acquired in related‑party transactions totaled $3.9 million. Refer to Note 18, Related Party Transactions, for further information. These acquisitions also represent non‑cash investing activities.

6. LEASES

We enter into leases as a lessee for data center colocation spaces, office spaces and land. Leases for data centers have an average term of nine years. Leases for office space have a term of five years. Leases for land generally have terms of 20 to 45 years. Lease terms include any options to renew or terminate the lease when it is reasonably certain that we will exercise the option. Leases are reflected in the consolidated balance sheets as operating lease right-of-use assets, net and operating lease liabilities.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

The following table shows the operating right-of-use assets and lease liabilities as of December 31, 2025 and 2024.

	December 31,
	2025	2024
Right-of-use assets:
Operating leases	$2,092.6	$32.6
Total right-of-use assets	$2,092.6	$32.6

Lease liabilities:
Current operating lease liabilities	$21.0	$3.1
Long-term operating lease liabilities	1,963.5	29.6
Total lease liabilities	$1,984.5	$32.7

Fixed costs related to operating leases for the years ended December 31, 2025 and 2024 were $31.1 million and $0.5 million, respectively, while variable lease costs related to operating leases were $2.0 million in the year ended December 31, 2025 . Variable lease costs related to operating leases were not material for the year ended December 31, 2024.

The supplemental consolidated cash flow and other information related to leases were:

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$66.7	$0.6
Right-of-use assets obtained in exchange for operating lease liabilities	2,064.0	33.2

As our leases do not provide implicit interest rates, we determine the discount rate based on our estimated incremental borrowing rate for a similar collateralized borrowing. The incremental borrowing rate for our leases reflects the nature of the leased asset, the lease terms, the lease currency and the economic environment in which the lease payments are made. Our weighted average remaining lease term was 19.5 years and 7.8 years as of December 31, 2025 and 2024, respectively. Our weighted average discount rate was 8.80% and 10.70% for December 31, 2025 and 2024, respectively.

The future lease payments included in the measure of operating lease liabilities as of December 31, 2025, were as follows:

December 31,
2025
2026	$69.4
2027	179.8
2028	224.0
2029	228.5
2030	228.3
Thereafter	3,501.9
Total minimum undiscounted lease payments	$4,431.9
Less: imputed interest	(2,447.4)
Total lease liabilities	$1,984.5

7. INVESTMENT IN AFFILIATES

On July 31, 2025, we entered into a Joint Venture Agreement, as amended on September 25, 2025, and finalized on October 8, 2025, with Aker Narvik DC AS, Aker Narvik GPU AS, and Aker Holdco AS (collectively, and together with its affiliates "Aker") to establish a 50/50 joint venture between the Company and Aker in connection with Stargate Norway, an advanced AI infrastructure project in Kvandal, Norway and other powered sites that may be developed by the joint venture.

The joint venture comprises Aker Nscale JV, Aker Nscale DC DA, and Aker Nscale GPU DA (collectively, the “Aker Nscale Joint Venture”), were formed through the consideration and contributions detailed below. The Joint Venture Agreement was finalized on October 8, 2025, concurrently with the completion of the Series B Financing.

Our investment in the joint venture has been accounted for as an equity method investment as of December 31, 2025 as we have joint control over the venture.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Our initial equity method investments, measured at fair value at the formation date, consisted of the following:

•
Aker Nscale JV — Our initial investment amounted to $194.7 million, comprising the following (i) non-cash consideration of $185.0 million representing the agreed fair value to purchase our 50% interest in site‑related property assets contributed to the joint venture by Aker, (ii) a non-cash contribution of $4.7 million of property assets, and (iii) a cash contribution of $5.0 million made at closing.
•
Aker Nscale DC DA — The Company’s initial investment amounted to $14.3 million, representing the Company’s cash contribution at closing. This amount was subsequently distributed to a subsidiary of the Company by December 31, 2025.
•
Aker Nscale GPU DA — The Company’s initial investment amounted to $1, reflecting the nominal fair value of the Company’s 50% interest in a dormant entity at formation.

Our non-cash consideration of $185.0 million comprised the shares in Nscale Investment Holdings Limited, a subsidiary of the Company. The issuance of shares in Nscale Investment Holdings Limited is reflected in the noncontrolling interests reported in the consolidated balance sheets.

Aker is additionally entitled, subject to meeting certain criteria with respect to the amount of power secured for certain joint venture sites, to be issued up to 267,190 additional Series B AIV shares in the Company. As an equity-accounted investment, this contingent consideration will be recognized as part of our investment when the contingent requirements are met.

During the year we contributed an additional $11.5 million to the Aker Nscale Joint Venture and as of December 31, 2025 we have recognized our share of earnings from the Aker Nscale Joint Venture of $2.7 million and currency translation loss of $1.4 million in the consolidated statements of operations and comprehensive income / loss.

Aker Put/Call Option

On July 13, 2025, we entered into a put and call option with Aker relating to the Aker Nscale Joint Venture. Under the agreement, Aker has the right (“Put Option”) to require us to purchase, and we have the right (“Call Option”) to require Aker to sell, all shares held in the Aker Nscale Joint Venture in consideration for Listed Shares in the Company or a successor entity of the Company. The options are exercisable in connection with an exit event, as defined within the agreement.

The Aker Options are treated as a single combined instrument which result in liability classification. The Option is initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income/loss. As of December 31, 2025, no fair value remeasurement gain or loss was recognized because the strike price of the option is equal to the fair value of the investment in affiliates.

In March 2026, in connection with our Series C funding round, we acquired Aker's 50% share in the Aker Nscale Joint Venture. See Note 21, Subsequent Events.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2025	2024
Prepaid expenses	$14.4	$1.7
Restricted cash and cash equivalents, current	2.0	—
VAT receivable	46.9	0.1
Derivative assets	0.9	—
Other current assets	10.9	0.1
Total prepaid expenses and other current assets	$75.1	$1.9

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. DEBT AND OTHER FINANCING

The carrying value of debt consisted of the following:

	December 31,
	2025	2024
Debt, current:
Macquarie Senior Credit facility	$10.2	$—
Sandton Term Loan Tranche A	—	17.9
Sandton Term Loan Tranche B	—	17.3
Sandton Term Loan Tranche C	—	21.9
PEGA Term Loan	—	4.1
Total debt, current	$10.2	$61.2

	December 31,
	2025	2024
Debt, noncurrent:
Macquarie Senior Credit facility	$68.7	$—
Convertible Notes	—	157.3
Total debt, noncurrent	$68.7	$157.3

During the years ended December 31, 2025 and 2024, we recognized interest expense of $12.9 million and $12.7 million, respectively, including amortization of related discounts and transaction costs. Cash interest paid in the year ended December 31, 2025 was $16.6 million (2024: $0.8 million), including $6.0 million of interest paid in kind recognized in the year ended December 31, 2024.

As of December 31, 2025, the principal amounts of our contractual maturities of debt were as follows:

2026	$17.2
2027	21.1
2028	23.6
2029	25.3
Thereafter	—
Total	$87.2

Macquarie Senior Credit Facility

On June 12, 2025, we entered into a $105.0 million senior credit facility with Macquarie Bank Limited. The facility bears interest at a variable rate per annum equal to monthly SOFR plus a margin of 7.50%, payable monthly in arrears in cash and maturing on June 12, 2029. Principal amounts drawn under the facility are repaid pursuant to a scheduled monthly amortization profile linked to project cash flows, with additional payments required such that the lenders achieve a specified multiple on invested capital (“MOIC”) over the life of the Macquarie Senior Credit Facility. The obligations under the credit facility are secured by way of a charge over the Company’s shares. The proceeds from the facility are being used to procure GPU and related technology equipment. The first utilization against the facility of $70.1 million was drawn on August 1, 2025. The remaining undrawn amount of $34.9 million as of December 31, 2025, was subsequently drawn on January 30, 2026. In connection with entering into the senior credit facility, we issued warrants amounting to $6.3 million to Macquarie Bank Limited which converted into Series B Preferred Shares on the closing of the Series B Financing.

On November 30, 2025, the senior credit facility agreement was amended mainly to include revised MOIC coefficients and revisions to the timing of scheduled principal repayments. The facility had an effective interest rate of 21.48%.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Sandton Term Loans

In June 2023, we entered into a senior secured credit agreement, (as amended from time to time, the “Credit and Security Agreement”), with Sandton Capital Solutions Master Fund V, L.P. (collectively with its related parties, “Sandton”). From December 2023 to May 2025, we entered into four tranches of term loans (collectively the "Sandton Term Loans") with Sandton under the Credit and Security Agreement, each as described below.

The obligations under the Credit and Security Agreement are guaranteed by certain subsidiaries of the Company and are secured by substantially all of the assets of the borrower group, including equity interests, material contracts, and other customary collateral.

Amounts borrowed under the Credit and Security Agreement bear interest at 13% to 15% per annum, which is initially paid in kind by adding such interest amounts to the principal balance. Following the first anniversary of the applicable drawdown, certain tranches require a portion of interest to be paid in cash, with the remainder paid in kind. Interest is payable monthly in arrears.

On May 12, 2025 we entered into the Sixth Amendment to the Credit and Security Agreement with Sandton to (i) waive certain events of default occurring prior to and continuing up to such date, (ii) add a new $20.0 million term loan due one year later (the “Term Loan Tranche D” and together with the Sandton Term Loans Tranche A through Tranche C, the “Sandton Term Loans”), and (iii) make modifications to the previously existing tranches to amend the interest rate payable on the Sandton Term Loan Tranche C to 15% per annum and defer mandatory principal and interest payments.

The amendment was accounted for as an extinguishment of the original debt. We derecognized the carrying value of the original debt and recognized the new debt for Tranches A, B and C, resulting in a loss on extinguishment, primarily due to the write-off of unamortized debt issuance costs.

Subsequent to the extinguishment, the Sandton Term Loans were repaid in full with the proceeds from the Series B Financing in October 2025. Total loss on extinguishment for the year ended December 31, 2025 of $39.2 million was recognized in loss on debt extinguishment and modification in the consolidated statements of operations and comprehensive income / loss.

Sandton Term Loan Tranche A

In December 2023, the Credit and Security Agreement was amended to include an additional loan from Sandton for a principal amount of $17.8 million (the "Term Loan Tranche A"), repayable over a period of 36 months with 15% interest and maturing on December 5, 2026. The term loan had an effective interest rate of 26.6%.

In May 2025, the term loan was amended to increase the exit fee from 1% to 18% of the Tranche A commitment and to have all interest paid in kind until May 31, 2025 and then in cash until maturity. The amendment was accounted for as an extinguishment. In October 2025, the term loan was repaid in full.

Sandton Term Loan Tranche B

In February 2024, the Credit and Security Agreement was further amended to include an additional loan from Sandton to us for a principal amount of $17.8 million (the "Term Loan Tranche B"), repayable over a period of 36 months with 15% interest and maturing on February 15, 2027. The debt was issued at a discount of 15% and included an upfront fee of 1%. The term loan had an effective interest rate of 26.4%.

In August 2024, the term loan was amended to require interest payments falling due following the first anniversary to be paid one third in kind and the remainder in cash.

In May 2025, the term loan was amended to require all interest to be paid in kind until May 31, 2025 and then to be paid one third in kind and the remainder in cash until maturity. The amendment was accounted for as a debt extinguishment. In October 2025, the term loan was repaid in full.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Sandton Term Loan Tranche C

Under the Fifth Amendment to the Credit and Security Agreement, we entered into a term loan with Sandton in August 2024 for a principal amount of $21.0 million (the "Term Loan Tranche C"), repayable over a period of 4 months with 13% interest and maturing on December 31, 2024. The term loan was issued at a discount of 10%. The initial principal drawdown on the facility was $15.4 million. We also made a subsequent drawdown of $5.6 million in September 2024. All interest is required to be paid in kind. The term loan had an effective interest rate of 45.0%.

In May 2025, the term loan was amended to extend the maturity date to August 27, 2027, increase the interest rate from 13% to 15%, add an exit fee of 1%, and an early prepayment fee if the loan is paid prior to February 27, 2026. The amendment was accounted for as a debt extinguishment. In October 2025, the term loan was repaid in full.

Sandton Term Loan Tranche D

In May 2025, the Sixth Amendment to the Credit and Security Agreement was executed for Sandton to extend an additional term loan for a principal amount of $20.0 million, repayable over a period of 12 months with 15% interest and maturing on May 12, 2026. Upon the earlier of prepayment or maturity, we shall make an additional required payment such that the lenders achieve a specified MOIC. The term loan had an effective interest rate of 66.2%. In October 2025, the term loan was repaid in full.

Series A Convertible Notes

On November 18, 2024, we entered into a Note Purchase Agreement to issue an aggregate principal amount of $155.0 million secured subordinated convertible notes of up to $160.0 million (the “Series A Convertible Notes”) originally expected to mature on November 18, 2029 and bear interest initially at 12.0% per annum. Interest is payable monthly in arrears from March 31, 2025, which we must pay in kind until two years after the initial closing date by adding such accrued interest to the principal amount of the Series A Convertible Notes. Thereafter, the Noteholder Representative may elect to receive such accrued interest in cash, accruing at 13.0% per annum, or in kind, accruing at 15.0% per annum.

The Series A Convertible Notes are convertible into preferred shares (“Conversion Shares”) at any time at the option of the holder by providing not less than twenty business days' notice. Upon the closing of a minimum qualified financing defined as an equity financing with gross proceeds of at least $250.0 million at a pre-money valuation of no less than $1.0 billion, all principal and accrued interest automatically convert into the same class of shares issued in the financing. In connection with a corporate transaction, such as a sale of all or substantially all assets, merger, or transfer of more than 50% of voting securities, each holder may elect to convert its notes into ordinary shares immediately prior to the closing of such transaction. Upon conversion, all unpaid interest, including interest previously paid in kind, is converted into shares, unless the conversion occurs after the second anniversary of issuance and the holder’s principal exceeds $20.0 million, in which case the holder may elect to receive accrued interest in cash.

The maximum conversion price of Conversion Shares is equal to our pre-money valuation of $500.0 million divided by the number of ordinary shares outstanding immediately prior to conversion (the “Maximum Conversion Price”). In an equity financing prior to an IPO or direct listing with a pre-money valuation below $500.0 million, the conversion price is based on the lowest pre-money valuation in such financing. In an IPO or direct listing, the conversion price is the lower of 75% of the public offering price or the Maximum Conversion Price.

The Series A Convertible Notes are secured by a second-priority floating charge over all our assets and are subordinated to indebtedness under our senior loan documents. The notes do not include financial covenants but are subject to acceleration upon the occurrence of specified events of default, including non-payment, breach of certain covenants, insolvency events, and cross-defaults.

As of December 31, 2024, the principal amount outstanding under the Series A Convertible Notes was $155.4 million, which $21.5 million had not yet been received. The outstanding amount as of December 31, 2024 was subsequently received in January 2025 and February 2025. As of December 31, 2025, there was no principal amount outstanding under the Series A Convertible Notes receivable.

We elected to account for the Series A Convertible Notes under the fair value option of accounting upon issuance of the Convertible Notes. The losses due to the increase in fair value of the Series A Convertible Notes for the periods ended December 31, 2025 and 2024 were $310.7 million and $6.8 million, respectively, which is included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income/loss.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

We elected the fair value option for simplification and cost-benefit considerations of accounting for the Series A Convertible Notes (the hybrid financial instrument) at fair value in its entirety versus bifurcation of the embedded derivatives. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology for the Series A Convertible Notes.

In July 2025, Sandton exercised the Series A Greenshoe pursuant to which we issued an additional $10.0 million of Series A Convertible Notes with a fair value at issuance of $28.9 million. The $10.0 million proceeds from issuance of the notes were received in July 2025.

In October 2025 the Series A Convertible Notes were fully converted into Series B shares in connection with a Series B equity financing. Upon conversion, the Series A Convertible Notes were derecognized and equity was recognized at an amount equal to the fair value of the notes at the conversion date. The fair value of the Series A Convertible Notes at conversion was $482.9 million based on the subscription price of a Series B Preferred share. Upon conversion, 1,271,110 Series B Preferred Shares were issued to Series A Convertible Noteholders.

PEGA Term Loan

We entered into a EUR 5.0 million term loan agreement with PEGA in September 2022, which was subsequently modified in October 2022. The loan was repayable over a period of 27 months with 8% interest and maturing on December 31, 2024. The term loan had an effective interest rate of 8%.

The PEGA term loan was partially settled during 2024 against outstanding receivables from PEGA. As of December 31, 2024 the outstanding debt was $4.1 million which was subsequently extinguished in February 2025.

JGB Term Loan

We entered into a secured promissory note agreement with JGB Capital, LP, JGB Partners, LP and JGB (Cayman) Cubalaya Ltd (together, “JGB”) in September 2022 to finance the purchase of Hydrokraft AS (the "JGB Term Loan"). We used funding from the Sandton Term Loan Tranche C to repay the JGB Term Loan in full on August 27, 2024. Prior to the repayment, interest was accrued at 13.75%.

10. FINANCIAL INSTRUMENTS

Sandton Warrants and Put Call Option

In December 2023, in connection with the funding of the Term Loan Tranche A and the commitment for the Term Loan Tranche B, warrants to purchase common shares in Nscale AS, our wholly owned subsidiary, were issued to Sandton (the “Nscale AS Warrants”).

Concurrent with the issuance of the Nscale AS Warrants, we entered into a put and call option with Sandton relating to the Nscale AS Warrants (the “Sandton Put Call Option” and collectively with the Nscale AS Warrants, the "Sandton Warrants and Put Call Option"). Under the agreement, Sandton has the right (“Put Option”) to require us to purchase, and we have the right (“Call Option”) to require Sandton to sell, all of the Nscale AS Warrants or the common shares issued upon their exercise. The options are exercisable in connection with an exit event, as defined within the agreement, and the consideration payable upon exercise is, at our discretion, either the issuance of 278,473 ordinary shares of our Company or a cash amount equivalent to the current fair value of such ordinary shares.

The Sandton Warrants and Put Call Option are treated as a single combined instrument which contains certain anti-dilution provisions that result in liability classification. The combined instrument is initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income / loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology for the Sandton Warrants and Option. Based on the terms of exercise including the settlement of the warrants in equity shares, the combined instrument has been classified as a noncurrent liability in the consolidated balance sheets.

At issuance, the initial fair value of the Sandton Warrants and Put Call Option was allocated between Term Loan Tranche A and Term Loan Tranche B. The fair value of the Sandton Warrants and Put Call Option was recorded as a discount to the related term loan and amortized to interest expense over the life of the respective loan using the effective interest method.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Sandton 2025 Warrants

In May 2025, in connection with the Sixth Amendment to the Credit and Security Agreement and the amendment of the Sandton Term Loans, including the funding of Term Loan Tranche D, we issued additional warrants to purchase equity shares of the Company (the "Sandton 2025 Warrants"). Under the Sandton 2025 Warrants, we issued 88,044 warrants to purchase ordinary shares in the Company.

The Sandton 2025 Warrants contain terms relating to the class of shares in which the holder may exercise the warrant that result in liability classification. The instrument was initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income / loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology for the Sandton 2025 Warrants. Based on the terms of exercise, including the settlement of the Sandton 2025 Warrants in equity shares, the instrument has been classified as a noncurrent liability as of December 31, 2025.

At issuance, the initial fair value of the Sandton 2025 Warrants was allocated among the tranches of the Sandton Term Loans. The fair value of the Sandton 2025 Warrants related to Term Loan Tranche A, Term Loan Tranche B and Term Loan Tranche C was included in loss on debt extinguishment and modification in the consolidated statements of operations and comprehensive income/loss. The fair value of the Sandton 2025 Warrants related to Term Loan Tranche D, was recorded as a discount to the related term loan and is amortized to interest expense over the life of the respective loan using the effective interest method.

Macquarie Warrants

In June 2025, in connection with the Senior Facility Agreement with Macquarie Bank Limited, we issued warrants to purchase equity shares of the Company to Macquarie Investments 1 Limited, an affiliate of Macquarie with a fixed value of $6.3 million (the "Macquarie Warrants").

The Macquarie Warrants were initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments on the consolidated statements of operations and comprehensive income / loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology.

The warrants were converted on October 4, 2025 into 16,584 Series B Preferred Shares.

NVIDIA Warrants

On October 14, 2025, in connection with a net lease agreement for a facility in Ward County, Texas, the Company entered into a Guarantee of Lease Agreement with NVIDIA Corporation ("NVIDIA"), under which NVIDIA agreed to guarantee the Company's payment obligations pursuant to the Lease Agreement for the first five years of the lease up to a maximum amount of $860.3 million. The Company has maintained $470.0 million within an Escrow Fund in connection with the Guarantee as recourse for NVIDIA with respect to the obligations by the Company during the period of the Guarantee. This Escrow is reported as restricted cash in the consolidated balance sheets.

In connection with the lease and Guarantee, as consideration for NVIDIA's obligations under the Guarantee the Company issued warrants to NVIDIA to purchase Series B Preferred Shares of the Company. The warrants consist of both Default and Non-Default Warrants. The Non-Default Warrants may be exercised from the period commencing on or after August 1, 2026 for 157,945 shares of Series B Preferred Shares of the Company. The Default Warrants entitle NVIDIA to purchase Series B Preferred Shares of the Company under A, B and C warrants, each with a par value of $0.01 upon the occurrence of a Relevant Default Event, as defined within the agreement.

The Default Warrants, Non-Default Warrants, Lease Agreement, and Guarantee are freestanding instruments. Additionally, the A Warrants, B Warrants and C Warrants are each freestanding financial instruments.

The Default and Non-Default Warrants contain certain terms which result in liability classification, including those under the Non-Default Warrants relating to the shares in which the holder may exercise the warrants, and those under the Default warrants in which the number of shares that may be issued are subject to the occurrence of a Relevant Default Event.

The Default and Non-Default Warrants are initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income / loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology for the NVIDIA Warrants and Guarantee. Based on the terms of exercise including the settlement of the Warrants in equity shares, the Warrants have been classified as noncurrent liabilities at December 31, 2025.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

SAFE Funding

In 2025, we entered into a series of Simple Agreements for Future Equity ("SAFE") agreements to raise funds in advance of the Series B and Series C preferred share offerings.

On July 10, and August 14, 2025, we entered into Series B Discount and Non-Discount SAFEs (the "Pre-Series B SAFEs"), raising proceeds of $82.4 million and $50.2 million, respectively. Additionally, on September 29, 2025, we entered into Pre-Series C SAFEs, raising proceeds of $433.0 million.

The SAFE instruments are settled in a variable number of shares for a fixed consideration that results in liability classification. The SAFEs are initially measured at fair value at the issuance date and subsequently remeasured at fair value each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income / loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology.

On September 25, 2025, upon closing the Series B financing, the Pre-Series B SAFEs were fully settled into Series B Preferred Shares. The Pre-Series B Discount SAFE and Pre-Series B Non-Discount SAFE were converted into 241,024 and 131,555 shares of Series B Preferred Shares, respectively. The Pre-Series C SAFEs are classified as noncurrent liabilities in the consolidated balance sheets.

Series A Greenshoe

In connection with the issuance of the Series A Convertible Notes, we granted the right to purchase up to an additional $10.0 million of Series A Convertible Notes to Sandton (the "Series A Greenshoe"). The Series A Greenshoe entitles the holder to elect to purchase, in one or more purchases, additional Series A Convertible Notes up to an aggregate principal amount not exceeding $10.0 million.

The Series A Greenshoe was initially recorded at fair value at the issuance date and subsequently remeasured at fair value, each reporting period, with changes included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income/loss. Refer to Note 16, Fair Value Measurements for further discussion on the valuation methodology for the Series A Greenshoe.

In July 2025, Sandton exercised the Series A Greenshoe pursuant to which we issued an additional $10.0 million in aggregate principal value of Series A Convertible Notes. The proceeds from issuance of the notes were received in July 2025. Upon closing the Series B Financing, the Series A Convertible Notes converted into Series B Preferred Shares.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of:

	December 31,
	2025	2024
Accounts payable	$238.6	$4.7
Accrued expenses	83.7	1.0
Other payables	10.4	—
Total	$332.7	$5.7

12. EQUITY AND CAPITAL

Ordinary Shares

Our ordinary shares consists of ordinary shares and restricted shares and represent the residual equity interest in the Company. As of December 31, 2025 and 2024, there were 2,994,294 and 2,815,674 ordinary shares issued and outstanding, respectively.

Series B Preferred Shares

We are authorized to issue preferred shares in one or more series, with rights, preferences, privileges, and restrictions to be determined by the Board of Directors.

On October 8, 2025, we issued an aggregate of 3,190,008 of our Series B Preferred shares for an aggregate purchase price of approximately $1.2 billion (the “Series B Financing”).

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

The Series B Preferred shares carry preferential rights including liquidation preferences, conversion rights and other terms as set out in the subscription and related shareholder agreements. Upon any liquidation, dissolution, winding‑up, merger, consolidation, or sale of substantially all assets, Series B Preferred shareholders are entitled to receive, before any distribution to ordinary shareholders, the greater of (i) 1.4 times the original issue price, (ii) the original issue price plus a 15% annual return from issuance, or (iii) the amount payable on an as‑converted basis. Any remaining proceeds are distributed to ordinary shareholders on a pro rata basis.

Series B AIV Shares

During the year ended December 31, 2025, we issued Series B shares to Aker DC Holding AS (or its affiliates) in connection with the Anchor Investor Voting (AIV) transaction structure. These shares represent a specific subset of the Series B equity issued during the year and are distinct from Series B shares issued upon conversion of the Series A Convertible Notes or other equity subscriptions. Series B AIV shares have limited economic rights compared to Series B Preferred shares and ordinary shares, however retain voting rights consistent with the Company’s voting share framework.

Noncontrolling Interest

Noncontrolling interest represents equity interests in consolidated subsidiaries attributable to Aker DC Holding AS due to its ownership of ordinary equity interests in our direct subsidiary.

We issued shares in our direct subsidiary to Aker DC Holding AS in return for consideration of $284.9 million comprising cash proceeds of $99.9 million and the issuance of shares as part of the formation of the Aker Nscale Joint Venture. Refer to Note 7, Investments in Unconsolidated Entities, for further discussion on the Aker Nscale Joint Venture.

The shares carry preferential rights including, among others, liquidation preferences, conversion rights and other terms consistent with the Series B Preferred shares.

Voting rights may be adjusted through defined mechanisms, such as multipliers linked to operational metrics which can impact effective voting power.

The shares may be converted to Series B Preferred shares by the holder at any time at the applicable conversion ratio. On conversion, the Series B AIV Shares held by Aker DC Holding AS convert to deferred non-voting shares.

Aker DC Holding AS is entitled to their proportionate share of the subsidiaries’ net income. We do not allocate losses to the noncontrolling interests as the outstanding shares representing the noncontrolling interest do not represent a residual equity interest in our subsidiary. For the year ended December 31, 2025, the subsidiary recorded net losses and accordingly no losses have been attributed to the noncontrolling interest.

13. ACCUMULATED OTHER COMPREHENSIVE LOSS, NET

The changes in the components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	Foreign Currency Translation	Total
January 1, 2024	$(0.2)	$(0.2)
Net current period change, net of taxes of nil	0.6	0.6
December 31, 2024	0.4	0.4
Net current period change, net of taxes of nil	(3.0)	(3.0)
December 31, 2025	$(2.6)	$(2.6)

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

The following table summarizes our share-based compensation expense for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2025	2024
Share options	$45.8	$0.7
Restricted share awards	2.1	—
Total share‑based compensation expenses	$47.9	$0.7

Included in
Cost of revenue (exclusive of depreciation and amortization)	$0.3	$—
Product and technology	6.2	0.7
Sales, general and administrative	41.4	—
Total	$47.9	$0.7

As of December 31, 2025 and 2024, unrecognized share-based compensation expense related to unvested share options and restricted share awards was $32.5 million and $0.5 million, respectively, which is expected to be recognized over a weighted-average period of three years.

Restricted Share Awards

In August 2025, we amended the plan to ratify the issuance of restricted shares (as an alternative to options issued under the Nscale ESOP).

Restricted shares are grants of ordinary shares of the Company where the award holder is the beneficial owner from the date of grant, subject to a restricted share agreement. An eligible participant who is to be granted restricted shares must enter into a restricted share agreement with the Company setting out the terms on which the restricted shares will be issued and held. Except to the extent otherwise set out in the restricted share agreement, the participant shall have all of the rights of a shareholder in respect of restricted shares from the date of transfer until any date on which the award comprising the restricted shares lapses.

Restricted share awards vest upon the earlier of a change of control event or the completion of a specified service period from the date of grant in equal tranches up to three years. The following table summarizes restricted share activity under the Nscale ESOP for the year ended December 31, 2025:

	Number of Restricted Shares Outstanding	Weighted-average Grant Date Fair Value
Balance as of December 31, 2024	—	$—
Granted	47,093	254
Vested	(1,754)	373
Forfeited, expired, or canceled	—	—
Balance as of December 31, 2025	45,339	$250

Share Option Plan

In July 2024, we established an employee share option plan (the "Nscale ESOP" or “the Plan”), pursuant to which we may issue share options to employees, non-employee consultants or entities. The total number of shares authorized by the Board to be issued under the Plan were 510,937 and 310,779 shares in the years ended December 31, 2025 and 2024 respectively. Grants of share options under the Nscale ESOP allow the holders to purchase ordinary shares in the Company at an exercise price, which is generally the fair value of a share at the grant date. Options issued under the Nscale ESOP generally have graded vesting every six months over a two-year or three-year period after the awards are granted. The share options granted under the Plan will expire after ten years from the time of their grant. We issue ordinary shares upon the exercise of share options.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

The Nscale ESOP share option activity during the year ended December 31, 2025 was:

	Number of Options Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-average Exercise Price
Balance as of December 31, 2024	304,957		$71.03
Granted	458,477		214.65
Forfeited	(147,718)		75.59
Expired	—
Exercised	(7,348)		108.55
Balance as of December 31, 2025	608,368	9.2	$194.19
Exercisable as of December 31, 2025	281,430	9.2	$246.81

The Nscale ESOP share option activity during the year ended December 31, 2024 was:

	Number of Options Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-average Exercise Price
Balance as of December 31, 2023	—		$—
Granted	310,779		71.03
Forfeited	(5,822)		71.03
Expired	—		—
Exercised	—		—
Balance as of December 31, 2024	304,957	9.5	$71.03
Exercisable as of December 31, 2024	92,991	9.5	$71.03

The total fair value of the share options granted during the years ended December 31, 2025 and 2024 was $60.7 million and $1.5 million, respectively, and the weighted-average grant date fair value was $132.43 and $4.71 per share, respectively. The weighted average grant date fair value per share of the awards granted was determined using a Black-Scholes option pricing model with the following weighted-average inputs:

Year ended December 31,
	2025	2024
Expected volatility	82.5% to 87.5%	95.0% to 97.5%
Dividend yield	—%	—%
Risk-free rate	3.81% to 4.23%	3.59% to 4.33%
Expected term (in years)	1.62 - 2.17	2.58 - 2.72
Share price	$174.60 to $372.66	$19.41 to $21.56
Exercise price	$0.01 to $378.71	$71.03

These inputs were determined as follows:

Expected Volatility—As there is no public market for our ordinary shares, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.

Dividend Yield—The expected dividend is assumed to be zero, as we have never paid dividends on our ordinary shares and have no current plans to do so.

Risk-Free Rate—The risk-free interest rate is the U.S. Treasury yield with an equivalent expected term of the share options at the time of grant.

Expected Term—The expected term represents the period that the share-based awards are expected to be outstanding. We determine the expected term as the period from the date of grant to the expected IPO exit date. A discount for lack of marketability was imposed only to account for the required six month post-IPO exercise restrictions.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Share Price—As there is no public market for our ordinary shares, we estimate the fair value of our ordinary shares. We consider numerous objective and subjective factors to determine the fair value of our ordinary shares including, but not limited to: (i) the results of independent third-party valuations of our ordinary shares, (ii) the lack of marketability of our ordinary shares, (iii) our actual operating and financial performance and estimated trends and prospects for our future performance, and (iv) the likelihood of achieving a liquidity event, such as an IPO, direct listing, or sale, given prevailing market conditions.

15. INCOME TAXES

The components of loss before income taxes were:

	Year ended December 31,
	2025	2024
United Kingdom	$(600.7)	$(49.3)
Foreign	(134.3)	(29.9)
Total	$(735.0)	$(79.2)

The income tax (expense) benefit attributable to our operations was comprised of:

	Year ended December 31,
	2025	2024
Current:
Foreign	(0.3)	(0.1)
Total current	(0.3)	(0.1)

Deferred:
Foreign	(26.5)	1.1
Total deferred	(26.5)	1.1
Income tax (expense) benefit	$(26.8)	$1.0

A reconciliation of the income tax (expense) benefit and the amount computed by applying the UK statutory income tax rate of 25% to the loss before income taxes for the period ended December 31, 2025 and 2024 was:

	Year ended December 31,
	2025	2024
Loss before income taxes	$(735.0)	$(79.2)

Income tax benefit at the UK statutory rate	$183.8	$19.8
Foreign Tax Effects
United States
Valuation allowance	(32.2)	—
Other	(1.4)	—
Other foreign jurisdictions	(26.8)	(0.3)
Valuation allowance	(115.3)	(15.7)
Non-taxable or non-deductible items	(25.9)	(2.8)
Other	(9.0)	—
Income tax (expense) benefit	$(26.8)	$1.0

The components of income tax paid were:

	Year ended December 31,
	2025	2024
United States	0.2	—
Norway	0.4	—
Total	$0.6	$—

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

The deferred tax assets and liabilities included in the consolidated balance sheets consisted of:

	December 31,
	2025	2024
Deferred tax assets:
Interest restriction carryforwards	$78.9	$3.2
Net operating loss carryforwards	44.0	14.7
Share-based compensation	8.4	—
Lease liabilities	396.6	—
Other temporary differences	15.5	3.1
Total deferred tax assets	543.4	21.0
Less: valuation allowance	(175.9)	(15.9)
Total net deferred tax assets	$367.5	$5.1

Deferred liabilities:
Property and equipment	$(4.0)	$(4.1)
ROU assets	(393.0)	—
Other temporary differences	(0.8)	(4.4)
Total deferred tax liabilities	(397.8)	(8.5)
Net deferred tax liabilities	$(30.3)	$(3.4)

As of December 31, 2025 and 2024, we had gross net operating loss carry forwards of $178.9 million and $58.1 million, respectively, that can be carried forward indefinitely.

A valuation allowance has been provided where it is more likely than not that the deferred tax assets related to those operating loss carryforwards or gross temporary differences will not be realized. The valuation allowance increased by $160.1 million in the year ended December 31, 2025.

We conduct operations globally, and, as part of our global business, file numerous income tax returns. We are routinely examined by various taxing authorities. Our global tax positions are reviewed on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain taxing authorities, tax rulings and court decisions and the expiration of statutes of limitations, unrecognized tax benefits are adjusted as necessary.

We are generally not subject to federal, state or international income tax examinations by tax authorities for years before 2021.

We recognize benefits from tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. As of December 31, 2025, we have no unrecognized tax benefits.

16. FAIR VALUE MEASUREMENTS

We use the fair value method to account for warrants, SAFE liabilities, convertible notes, and derivative instruments.

U.S. GAAP provides a hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value:

•
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•
Level 3: Unobservable inputs for the asset or liability.

Recurring Fair Value Measurements

The following table presents the carrying amounts and estimated fair values of our financial instruments carried at fair value as of December 31, 2025 and 2024. Any reasonably foreseeable changes in assumed levels of unobservable inputs could have a material impact on our fair value measurement.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

There were no transfers between levels during the periods presented.

	December 31, 2025
	Carrying amount	Level 1	Level 2	Level 3	Total
Liabilities:
Sandton Warrants and Put Call Option	$195.2	$—	$—	$195.2	$195.2
NVIDIA Default and Non- Default Warrants	104.6	—	—	104.6	104.6
Pre-Series C SAFEs	481.1	—	—	481.1	481.1
Total liabilities	$780.9	$—	$—	$780.9	$780.9
	December 31, 2024
	Carrying amount	Level 1	Level 2	Level 3	Total
Liabilities:
Series A Convertible Notes	$157.3	$—	$—	$157.3	$157.3
Greenshoe Option	4.9	—	—	4.9	4.9
Sandton Warrants and Put Call Option	36.0	—	—	36.0	36.0
Total liabilities	$198.2	$—	$—	$198.2	$198.2

The period-over-period changes in the fair value of our Level 3 financial instruments were:

	January 1, 2025	Additions	Adjustments to fair value	Settlements	December 31, 2025
Series A Convertible Notes	$157.3	$25.9	$299.7	$(482.9)	$—
Greenshoe Option	4.9	—	11.0	(15.9)	—
Sandton Warrants and Put Call Option	36.0	30.0	129.2	—	195.2
NVIDIA Default and Non-default Warrants	—	71.3	33.3	—	104.6
Pre-Series B and C SAFEs	—	565.4	57.3	(141.6)	481.1
Total	$198.2	$692.6	$530.5	$(640.4)	$780.9

	January 1, 2024	Additions	Adjustments to fair value	Settlements	December 31, 2024
Series A Convertible Notes	$—	$150.5	$6.8	$—	$157.3
Greenshoe Option	—	4.9	—	—	4.9
Sandton Warrants and Put Call Option	2.6	—	33.4	—	36.0
Total	$2.6	$155.4	$40.2	$—	$198.2

The adjustments in fair value represent unrealized gains and losses, which are included in loss on fair value adjustments in the consolidated statements of operations and comprehensive income/loss.

Series A Convertible Notes and Greenshoe Option

During the year ended December 31, 2025, the Series A Convertible Notes were measured at fair value on a recurring basis, with changes in fair value recognized in profit or loss. The recurring fair value measurement of the Series A Convertible Notes and the Greenshoe Option prior to its exercise was determined using a binomial lattice framework.

The significant inputs to the valuation of the Series A Convertible Notes and Greenshoe Option at fair value were Level 3 inputs as they were not directly observable. Significant assumptions applied in the model included our equity value and expected exit date. As a privately held company, the fair value of our equity is inherently uncertain because observable market data is limited and share prices are not supported by active or frequent trading. The equity value per share is derived from the equity value of the Company which has been estimated using the income approach, with the application of the discounted cash flow method, corroborated with implied post-money valuations from the Company's funding rounds and market multiples of listed comparable companies and transactions. The expected exit date relied on assumptions related to future strategic events and third-party actions, introducing significant uncertainty into this input and its impact on the valuation.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

On July 2, 2025, the Greenshoe Option was exercised in full, resulting in the issuance of additional Series A Convertible Notes and the receipt of cash proceeds. Following exercise, the Greenshoe Option ceased to exist as a separate instrument.

On October 8, 2025 , the Series A Convertible Notes were fully converted into Series B Preferred shares. Upon conversion, the Series A Convertible Notes were derecognized and equity was recognized at an amount equal to the fair value of the notes at the conversion date based on the issue price of the Series B Preferred shares.

The following table provides quantitative information regarding certain significant inputs within the Level 3 fair value measurements for the Series A Convertible Notes prior to their conversion into Series B Preferred shares:

	As of September 30, 2025	As of December 31, 2024
Equity value per share	$379.88	$152.00
Expected exit date	2027	2027
Expected volatility	85%	90%
Risk-free interest rate	3.78%	4.38%
Credit spread	40%	60%
Dividend yield	—%	—%

The 2025 inputs presented above reflect the valuation performed immediately prior to conversion, which represented the final fair value measurement of the instrument.

Sandton Warrants and Put Call Option

The Sandton Warrants and Put Call Option were measured at fair value on issuance and at each reporting period.

The fair value measurement of the Sandton Warrants and Put Call Option has been estimated using the Black-Scholes option-pricing model. The significant inputs to the valuation of the Sandton Warrants and Put Call Option at fair value are Level 3 inputs since they are not directly observable. Significant assumptions applied in the model included our equity value, which has been estimated using the methodology described above.

The following table provides quantitative information regarding certain significant inputs within the Level 3 fair value measurements for the Sandton Warrants and Put Call Option:

	Year ended December 31,
	2025	2024
Equity value per ordinary share	$532.62	$152.00
Expected volatility	85%	90%
Risk-free interest rate	3.56%	4.38%
Dividend yield	—%	—%

Sandton 2025 Warrants

The Sandton 2025 Warrants that were issued concurrent with the Tranche D Term Loan Commitment were measured at fair value as of the issuance date of May 12, 2025, and as of the year ended December 31, 2025.

The fair value measurement of the Sandton 2025 Warrants has been estimated using the Black-Scholes option-pricing model. The significant inputs to the valuation are Level 3 inputs since they are not directly observable. Significant assumptions applied in the model included our equity value, which has been estimated using the methodology described above.

The following table provides quantitative information regarding certain significant inputs within the Level 3 fair value measurements for the Sandton 2025 Warrants

Year ended December 31,
2025
Equity value per ordinary share	$532.62
Expected volatility	85%
Risk-free interest rate	3.56%
Dividend yield	—%

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

NVIDIA Warrants

The NVIDIA Default and Non-Default Warrants were measured at fair value as of the issuance date of October 14, 2025, and as of the year ended December 31, 2025 for $13.9 million and $90.7 million, respectively.

Non-Default Warrants

The initial and updated fair value measurement of the Non-Default Warrants have been estimated using the Black-Scholes option-pricing model. The significant inputs to the valuation of the Non-Default Warrants at fair value are Level 3 inputs since they are not directly observable. Significant assumptions applied in the model included our equity value, which has been estimated using the methodology described above.

The following table provides quantitative information regarding certain significant inputs within the level 3 fair value measurement for the NVIDIA Non-Default Warrants:

Year ended December 31,
2025
Equity value per Series B Preferred share	$574.32
Expected volatility	85%
Risk-free interest rate	3.56%
Dividend yield	—%

Default Warrants

The initial and updated fair value measurement of the Default Warrants have been estimated using a Monte Carlo Simulation. The significant inputs to the valuation of the Default Warrants at fair value are Level 3 inputs since they are not directly observable. Significant assumptions applied in the model included our equity value, which has been estimated using the methodology as described above.

The following table provides quantitative information regarding certain significant inputs within the level 3 fair value measurement for the NVIDIA Default Warrants:

Year ended December 31,
2025
Equity value per Series B Preferred share	$574.32
Expected volatility	85%
Risk-free interest rate	3.56%
Credit spread	13.6%
Recovery rate (for default probability)	40%
Recovery rate (for lease payment recovery)	77.7%
Equity loss on default	90%

Macquarie Warrants

The Macquarie Warrants were issued with an aggregate value of $6.3 million and measured at fair value at each reporting period. On October 4, 2025, the warrants were converted into 16,584 Series B Preferred shares.

Aker JV Put / Call Option

The Aker JV Put/Call Option was measured at fair value as of the issuance date of July 31, 2025, and as of the year ended December 31, 2025. The strike price of the option equates the fair value of the investment in unconsolidated entities. Therefore, the value of the put/call option was nil at the issuance date and as of December 31, 2025.

SAFE Funding

In July and August 2025, we entered into Pre-Series B SAFEs with investors, raising proceeds of $132.4 million. On September 25, 2025, the Pre-Series B SAFEs were fully settled into 372,584 Series B Preferred Shares pursuant to the original contractual terms.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

The Pre-Series C SAFEs were measured at fair value as of the issuance date of September 29, 2025 at the value of funding committed of $433.0 million, reflecting a 10% discount to the price payable on future conversion. As of December 31, 2025, the Pre-Series C SAFEs were outstanding with a fair value of $481.1 million, being their expected settlement value. The Pre-Series C SAFEs were converted into Series C Preferred Shares on March 23, 2026. See Note 21, Subsequent Events.

17. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income (loss) by the weighted-average number of ordinary shares outstanding. Diluted earnings per share includes the effect of dilutive shares outstanding during the period as noted below.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to ordinary shares:

	Year ended December 31,
	2025	2024
Loss attributable to ordinary shareholders - basic and diluted
Net loss (in millions)	$(761.8)	$(78.2)

Weighted average shares outstanding used in computing earnings per share
Weighted average shares - basic and diluted	2,902,847	2,815,674

Net loss per ordinary share:
Basic and diluted	$(262.43)	$(27.78)

The following number of securities were excluded from the calculation of diluted net loss per share attributable to ordinary shares as including them would have been anti-dilutive:

	Year ended December 31,
	2025	2024
Antidilutive securities
Series B Preferred shares	3,190,008	—
Outstanding share options	546,659	276,800
Sandton Warrants and Put Call Option	366,517	278,473
Unvested restricted shares	17,182	—
Series A Convertible Notes	—	1,092,523
Greenshoe Option	—	69,343

The table above does not include 61,709 unvested share options and 28,157 unvested restricted shares outstanding as of December 31, 2025 (2024: 28,157 and nil respectively), as these awards are subject to conditions that were not met at the balance sheet date.

18. RELATED PARTY TRANSACTIONS

We entered into transactions with related parties in the normal course of business during the year.

Arkon Energy

Arkon Energy Pty Ltd ("Arkon Energy") is a holder of greater than 5% of our outstanding share capital.

In May 2025, the outstanding principal amounts under related-party loan agreements entered into in 2022 and 2024 with Arkon Energy, which had an aggregate outstanding principal balance of $15.3 million as of December 31, 2024, were exchanged for 107,457 ordinary shares of the Company.

During the year ended December 31, 2024, we acquired interests in Union Valley LLC (formerly Arkon Energy Union Valley LLC) for a purchase price of $2.8 million, and in Nscale Ables Springs LLC (formerly Arkon Ables Springs LLC) for consideration of $1.1 million, from Arkon Energy.

During the years ended December 31, 2025 and December 31, 2024, we reimbursed Arkon Energy for various expenses incurred on our behalf at cost. As of December 31, 2025 no amounts were outstanding (2024: $15.3 million).

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Sandton

From December 2023 to May 2025, we entered into the Sandton Term Loans with Sandton, a holder of greater than 5% of our outstanding share capital, for an aggregate principal amount of $76.6 million. The Sandton Term Loans were repaid in full with the proceeds from our Series B Financing in October 2025.

In December 2023, in connection with the funding of the Term Loan Tranche A and the commitment for the Term Loan Tranche B, the Nscale AS Warrants were issued to Sandton. Concurrent with the issuance of the Nscale AS Warrants, we entered into the Sandton Put Call Option. See detail in Note 9, Debt and Other Financing.

In May 2025 we issued additional warrants to Sandton as detailed in Note 10, Financial Instruments.

Sandton also participated in our Series B funding round acquiring 836,654 preference B shares for a purchase price of $318 million.

NVIDIA

On October 14, 2025, we issued warrants to NVIDIA in connection with Series B Financing, pursuant to which NVIDIA became a holder of greater than 5% of our outstanding share capital. Pursuant to the warrant agreement NVIDIA was granted Non-Default warrants to acquire up to 157,945 of our Series B Preferred Shares with an exercise price of $0.01 per warrant share.

NVIDIA was also granted Default warrants as described in Note 10. The fair value at the transaction date was $60.0 million and $11.3 million for the Non-Default warrants and Default warrants, respectively.

In consideration for the Default warrants, NVIDIA agreed to guarantee up to $860.3 million of our obligations under a lease agreement for a facility in Ward County, Texas. Concurrently, we issued warrant instruments for an additional number of our ordinary shares, the number of which (i) can only be finally determined, and (ii) are contingently exercisable, should we default on a lease for which NVIDIA serves as the guarantor.

In addition, concurrent with the execution of the NVIDIA warrant instruments, we entered into an Indemnity and Undertaking Agreement ("Indemnity Agreement") with NVIDIA for the purpose of providing an indemnity, and certain other undertakings, to NVIDIA in relation to the related Ward County, Texas, Lease Agreement and Guarantee. Refer to Note 10, Financial Instruments, for further information on the Lease Agreement and Guarantee. There is no present obligation under the Indemnity Agreement as of December 31, 2025.

In connection with the Series C Financing, NVIDIA entered into Pre-Series C SAFEs for a principal amount of $300.0 million.

In July 2025, we entered into a master cloud services agreement with NVIDIA Corporation (the “NVIDIA MSA”), pursuant to which we provide GPU cloud computing services across data center locations in Iceland, the United Kingdom, and Norway. Under the NVIDIA MSA and related order forms, we provide reserved GPU cluster capacity with initial service terms ranging from 12 to 48 months, for an aggregate amount of $1.2 billion.

Aker

In October 2025, we entered into an executed joint venture agreement with affiliates of Aker ASA pursuant to which the we have jointly developed and operated data center and GPU infrastructure projects in Norway. The joint venture entities are jointly-owned by Nscale and Aker. Refer to Note 7, Investment in Affiliates and Note 21, Subsequent Events for disclosure of transactions with the joint ventures.

Affiliates of Aker ASA are holders of greater than 5% of our outstanding share capital following participation in our Series B funding round.

As of December 31, 2025, we owed $16.3 million to Aker Nscale DC DA which was subsequently settled in the first quarter of 2026.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Blue Sky Capital Managers LTD

During the year ended December 31, 2025, the Company paid $1.0 million to Blue Sky Capital Managers Ltd ("BSCM"), an entity associated with a former member of the Company's Board of Directors, in respect of commissions earned in connection with the closing of our Series B funding round.

BSCM also purchased 5,264 Series B Preferred shares in our Series B funding round at the issuance price offered to other investors in the round.

Delphos MMJ LLP

During the year ended December 31, 2025, the Company paid $0.3 million to Delphos MMJ LLP, an entity associated with a former member of the Company's Board of Directors, in respect of commissions earned in connection with the closing of our Series B funding round.

19. SEGMENT REPORTING

We have determined our founder and CEO is the chief operating decision maker (“CODM”). We operate our business as one operating and reportable segment. The CODM reviews our financial performance using net loss to assess performance and make resource allocation decisions. Significant segment expenses that the CODM reviews at the consolidated level and utilizes to manage our operations are cost of revenue, product and technology, and sales, general and administration expenses (all reported before depreciation and amortization). Other segment items included in consolidated net loss include depreciation and amortization, share of results of affiliates, loss on fair value adjustments, interest expense, net, loss on debt extinguishment and modification, foreign exchange gain (loss), net, other income, net, and income tax (expense) benefit , which are presented in our consolidated statements of operations and comprehensive income/loss. We have not provided a measure of total assets as the CODM does not regularly review any measure of total assets. An analysis of long-lived assets by geographic region is shown below.

The following table presents segment information for the years ended December 31, 2025 and December 31, 2024:

	Year ended December 31,
	2025	2024
Revenue	$33.0	$19.1
Cost of revenue (exclusive of depreciation and amortization)	(45.6)	(12.8)
Product and technology	(19.9)	(8.9)
Sales, general and administration	(97.1)	(8.4)
Depreciation and amortization	(40.2)	(5.1)
Operating loss	(169.8)	(16.1)
Share of results of affiliates	2.7	—
Loss on fair value adjustments	(527.8)	(40.2)
Interest expense, net	(12.9)	(12.7)
Loss on debt extinguishment and modification	(39.2)	—
Foreign exchange gain (loss), net	22.4	(5.8)
Other expense, net	(10.4)	(4.4)
Income tax (expense) benefit	(26.8)	1.0
Net loss	$(761.8)	$(78.2)

Geographic information

Revenue

The table below disaggregates revenue by geographic region:

	Year ended December 31,
	2025	2024
Norway	$31.8	$19.1
United Kingdom	1.2	—
Total	$33.0	$19.1

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Long-lived assets

The table below disaggregates long-lived assets by geographic region:

	December 31,
	2025	2024
United States of America	$2,012.5	$5.1
Norway	566.8	130.0
Portugal	233.9	—
Iceland	123.6	—
United Kingdom	93.1	—
Total	$3,029.9	$135.1

20. COMMITMENT AND CONTINGENCIES

Commitments

Colocation Agreements

In the normal course of operations, we have entered into commitments for a number of colocation facilities. As of December 31, 2025, certain agreements contain leases with commencement dates in 2026. The undiscounted payments for leases which have not yet commenced was $1.8 billion. The right-of-use assets and related lease liabilities for these leases will be recognized on the commencement dates.

Data Center Build

As part of the ongoing development of our data center infrastructure we entered into a number of contractual commitments relating to construction and supporting services. As of December 31, 2025, we had commitments related to data center build out of approximately $752 million across our sites.

Technology Equipment

As of December 31, 2025, we had commitments to purchase technology equipment which had not yet been delivered of approximately $6.2 billion across our sites.

Contingencies

Legal Proceedings

We have been subject to a small number of claims and legal actions arising in the ordinary course of business. We are currently not a party to any legal proceedings nor, to our knowledge, is any legal proceeding threatened against our Company that we believe would have a material adverse effect.

21. SUBSEQUENT EVENTS

GPU Financing Facility

In February 2026, we entered into a credit agreement providing for a senior secured delayed-draw term loan facility with aggregate commitments of approximately $1.4 billion. The proceeds of which may be drawn from time to time subject to satisfaction of customary conditions. Borrowings under the facility bear interest at a variable rate based on Term SOFR or a base rate, plus a 5% margin, and mature on the applicable term maturity date specified in the agreement. The obligations under the facility are secured by substantially all of the assets of the borrower and certain subsidiaries and are guaranteed by designated guarantor entities. The credit agreement contains customary affirmative and negative covenants, including financial covenants, restrictions on additional indebtedness, liens, and distributions, as well as customary events of default and remedies. On April 1, 2026 we drew $59 million of the facility.

NSCALE GLOBAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

Series C Financing

In March and April 2026, the Company entered into Series C Preferred Share subscription agreements, pursuant to which the investors agreed to subscribe for an aggregate of approximately $2.1 billion (inclusive of amounts received in 2025 under the Pre-Series C SAFEs) of preferred shares (the "Series C Preferred Shares"). The Series C Preferred Shares carry preferential rights including, liquidation preferences, conversion rights and other terms as set out in the subscription and related shareholder agreements. The proceeds from the Series C Financing were received in March and April 2026.

Acquisition of Aker Nscale Joint Venture

In connection with our Series C funding round, we acquired the 50% interest in the Aker Nscale Joint Venture held by Aker for total consideration of $1.8 billion in shares.

Acquisition of Monarch Compute Campus

In March 2026, we acquired 100% of the share capital of American Intelligence & Power Corporation, including the Monarch Compute Campus, a prospective data center site in Mason County, West Virginia, for cash consideration of $87.5 million and 612,979 Series C Ordinary Shares.

Acquisition of SIN02 in Portugal

In April 2026, we acquired SIN02, a 200 MW data center project at the SINES Data Campus in Portugal for cash consideration of approximately $517.1 million, of which approximately $75.9 million was paid at closing and substantially all of the remainder will be paid in the second half of 2026.

GPU Cluster Deployment Contracts

Subsequent to December 31, 2025, we entered into a number of contracts to deploy and operate GPU clusters for an aggregated amount of $10.8 billion.

Corporate Reorganization

On May 4, 2026, we completed a group restructure whereby A ordinary shares, Series B AIV shares, Series C AIV shares, Series B preferred shares, all classes of Series C preferred shares and C ordinary shares held by the shareholders of NGHL, other than those A ordinary shares held by Arkon Energy, were exchanged for equivalent shares of Nscale Limited (the new parent company of NGHL). In addition, on May 5, 2026, shareholders in Arkon Energy transferred their holdings in Arkon Energy to Nscale Limited in exchange for A ordinary shares in Nscale Limited. As a result, Nscale Limited is the ultimate holding company of Arkon Energy and, directly and indirectly, NGHL.

Revolving Credit Facility

In May 2026, we entered into a revolving credit and guaranty agreement providing for revolving credit loans and letters of credit with an initial aggregate commitment of $770.0 million and a letter of credit sublimit of $200.0 million. Borrowings under the facility bear interest at a variable rate per annum equal to Term SOFR or Daily Simple SOFR as a base rate (at our option), plus a margin of 1.75%.

Other Debt Financings

In May 2026, we agreed a number of binding commitments with various banks, under which, subject to certain conditions to be completed by the Company, the banks committed to approximately $3.9 billion delayed-draw financing facilities. The facilities will support our significant investment in our existing data center footprint and the technology equipment required to deliver contracted services to our customers. The proposed facilities remain subject to the execution of definitive documentation and customary closing conditions.

Shares

*listed in alphabetical order

Goldman Sachs & Co. LLC*	J.P. Morgan*	Morgan Stanley

Through and including , 2026 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common shares. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officer

To the extent permitted by law, our articles of association provide that the directors of Nscale plc or any associated company shall be entitled to be indemnified against all losses or liabilities which they incur in execution of their duty in their respective offices. We intend to enter into deeds of indemnity with each of our directors.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, our directors (each a “Relevant Officer”) shall have the benefit of a deed of indemnity containing provisions that entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all charges, losses, liabilities and damages and all properly incurred costs and expenses incurred by them in relation thereto to the fullest extent permitted by law), provided that our articles of association shall not authorize any such person to indemnification to the extent that it would be prohibited or rendered void under the Companies Act or other applicable law, in connection with any proven or alleged negligence, default, breach of duty or breach of trust or otherwise by them in relation to us or any of our associated companies (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to us or any of our associated companies; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by us or our associated companies in which judgment is given against the Relevant Officer; (v) any claim which our board of directors determines as arising from the Relevant Officer’s fraud or willful default or which a court has determined as arising from the Relevant Officer’s fraud, willful default, recklessness or gross negligence; and (vi) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer.

Subject to the provisions of the Companies Act, pursuant to a deed of indemnity, the Company may provide any Relevant Officer with funds to meet reasonable costs and expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust or otherwise by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.

Further, we have entered into or will enter into indemnification agreements with each of our directors that may be broader than the specific indemnification provisions contained in England and Wales. These indemnification agreements require us to, among other things, indemnify our directors against liabilities that may arise by reason of their status or service. These indemnification agreements also generally require us to advance all expenses reasonably and actually incurred by our directors in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

Any distribution agreement or selling agency agreement that the Company will enter into in connection with offerings of notes being registered hereby will provide that the dealer or agents will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the dealers or agents furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

On December 22, 2025, in connection with its incorporation, Nscale Limited issued one ordinary share, nominal value $0.000167, to Philippe Sachs, the Chief Business Officer and President of EMEA of Nscale Global Holdings Limited. In connection with the Reorganization described in the accompanying prospectus and our initial public offering, on May 4, 2026, Nscale Limited issued 16,907,940 A ordinary shares, 105,211,500 Series B AIV shares, 18,050,880 Series C AIV shares, 191,400,420 Series B preferred shares, 86,741,880 Series C preferred shares and 36,778,740 C ordinary shares, in exchange for 281,799 A ordinary shares, 1,753,525 Series B AIV shares, 1,445,698 Series C preferred shares and 612,979 C ordinary shares, respectively, in Nscale Global Holdings Limited. Further, on May 5, 2026, Nscale Limited issued a further 172,225,199 A ordinary shares in exchange for 2,719,624 ordinary shares held by the shareholders of Arkon Energy Pty Limited (being the entire issued share capital of Arkon Energy Pty Limited).

The issuances of ordinary shares described above were made in reliance on the exemption contained in Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder, on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Item 16. Exhibits

(10)(a) Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Association of the Registrant, to be in effect upon completion of this offering
4.1*	Form of Ordinary Share Certificate
5.1*	Opinion of Latham & Watkins LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1*	Form of Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant
10.2+*	Form of Indemnification Agreement
10.3+*	Nscale Limited Employee Share Plan and related form agreements
10.4+*	2026 Incentive Award Plan and related form agreements, to be in effect upon completion of this offering
10.5+	Employment Agreement, dated March 12, 2025, by and between Joshua Payne and Nscale Operations (UK) Limited
10.6+§	Employment Letter Agreement, dated October 14, 2024, by and between Phoebee Gahan and Connect Resources
10.7+	Employment Agreement, dated July 7, 2025, by and among Jing Yin, Nscale Operations (UK) Limited and the Registrant
10.8+	Employment Agreement, dated January 13, 2025, by and between Ron Huisman and NScale Operations B.V.
10.9**§	Amendment and Restatement Agreement to Senior Facility Agreement, dated September 22, 2025, between NScale Drift II Holdings LTD and Macquarie Bank Limited (London Branch).
10.10**§

Sixth Amendment, Waiver and Consent to Credit and Security Agreement and Guaranty and Joiner by and among Nscale Global Holdings Limited and other borrowers, guarantors, lenders and agents party thereto, dated May 12, 2025.

10.11**§	Credit Agreement, dated February 11, 2026, by and among Nscale Services UK LTD, Global Loan Agency Services Limited and the other parties listed thereto.
10.12**§	Amendment No. 1 to Credit Agreement, dated March 12, 2026, by and among Nscale Services UK LTD, Global Loan Agency Services Limited and other parties listed thereto.
10.13**	Amendment No. 2 to Credit Agreement, dated March 30, 2026, by and among Nscale Services UK LTD, Global Loan Agency Services Limited and other parties listed thereto.
10.14**§	Amendment No. 3 to Credit Agreement, dated April 29, 2026, by and among Nscale Services UK LTD, Global Loan Agency Services Limited and the other parties listed thereto.
10.15**§	Revolving Credit and Guaranty Agreement, dated as of May 8, 2026, among Nscale Global Holdings Limited, JPMorgan Chase Bank, N.A., and other parties listed thereto.
10.16**†§	Form of Partner Statement of Work between Microsoft MSA Corporation and Nscale US Holdings Inc.
10.17*	Form of Global Framework Agreement, dated as of April 17, 2026, between Dell Financial Services L.L.C. and Nscale Ward County Borrower SPV, LLC
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of KPMG LLP, an independent registered public accounting firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
107*	Calculation of Filing Fee Table

* To be filed by amendment.

+
Indicates management contract or compensatory plan.

** Indicates previously filed exhibits.

† Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request.

§ Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S‑1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on , 2026.

Nscale Limited

By:
	Name:	Josh Payne
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and as his or her true and lawful attorneys‑in‑fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post‑effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys‑in‑fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys‑in‑fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on , 2026 in the capacities indicated:

Name	Title

Chief Executive Officer (principal executive officer)
Josh Payne

Chief Financial Officer (principal financial officer)
Alice Takhtajan

Chief Accounting and Finance Operations Officer (principal accounting officer)
Ron Huisman

Director
Nick Clegg

Director
Susan Decker

Director
Øyvind Eriksen

Director
Jacob Leschly

Director
Raek Nurick

Director
Sheryl Sandberg

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nscale Limited has signed this registration statement on , 2026.

By:
Name:
Title: